As confidentially submitted to the Securities and Exchange Commission on September 22, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GERSON LEHRMAN GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	8741	13-4101226
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

60 East 42nd Street New York, New York 10165 (212) 984-8500 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J Paul Todd Chief Executive Officer 60 East 42nd Street New York, New York 10165 (212) 984-8500 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff, P.C. Jennifer L. Lee Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Laurence Herman General Counsel Gerson Lehrman Group, Inc. 60 East 42nd Street New York, New York 10165 (212) 984-8500	Michael Kaplan Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1) (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)	Includes shares of common stock that may be purchased by the underwriters upon the exercise of their option to purchase additional shares, if any. See “Underwriting.”
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2021.

             Shares

Gerson Lehrman Group, Inc.

Common Stock

We are offering                  shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $         and $         per share.

We intend to apply to list our common stock on the The Nasdaq Global Market (“Nasdaq”) under the symbol “GLGX.”

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Gerson Lehrman Group, Inc.	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of common stock.

The underwriters expect to deliver the shares of common stock against payment in New York, New York, on or about                 , 2021.

Morgan Stanley	Goldman Sachs & Co. LLC

Prospectus dated                     , 2021.

i

ABOUT THIS PROSPECTUS

Unless the context otherwise requires, all references in this prospectus to the “Company,” “GLG,” “we,” “us,” “our” or similar terms refer to Gerson Lehrman Group, Inc. and its consolidated subsidiaries.

We and the underwriters have not authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: we and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside the United States.

TRADEMARKS

This prospectus contains references to our trademarks, trade names and service marks. “GLG” and “Gerson Lehrman Group” and other registered or common law trade names, trademarks or service marks of Gerson Lehrman Group, Inc. in the United States and/or other countries appearing in this prospectus are the property of Gerson Lehrman Group, Inc. This prospectus contains additional trade names, trademarks, and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us, by these other companies. Other trade names, trademarks and service marks appearing in this prospectus are the property of their respective holders. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY DATA

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections captioned “Prospectus Summary” and “Business.” We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications, including ESOMAR. Industry forecasts are based on industry surveys and the preparer’s expertise in the industry, and there can be no assurance that any of the industry forecasts will be achieved. We believe these data are reliable, but we have not independently verified the accuracy of this information. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in shares of our common stock, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Our Company

Our mission is to bring the power of insight to every great professional decision. Every day, GLG gives Clients the confidence to make important decisions by dynamically connecting them to powerful forms of insight from the right subject-matter experts.

The world’s economy is shifting increasingly towards knowledge work. Knowledge professionals drive high value strategic, operating and investment decisions that allocate trillions of dollars of capital across the global economy and that drive product developments that influence billions of people. The stakes are high: they operate in increasingly competitive markets with accelerating pace of innovation and overwhelming amounts of data. And while the proliferation of available data on the Internet has raised the expectation that insights are readily available, the sheer volume of detailed information has made it increasingly difficult to find actionable insights. As a consequence, too many decisions are made on partial insight or, worse, hunches. These knowledge professionals are increasingly seeking the right insights—those most applicable, contextually relevant and actionable—at the right time.

To make decisions with confidence, knowledge professionals need insights that are dynamic, timely and targeted to their situation. High quality decisions based on relevant expert insight can make the difference between succeeding or failing as a business or investor. At GLG, we believe that the right insight is available to guide and improve any business decision. Relevant, deep domain expertise already exists, but is often hard to find and access and in most cases is not available or freely accessible on the Internet. GLG connects knowledge professionals seeking clarity to sources of information by capturing, organizing and surfacing these latent insights at scale and with high velocity.

GLG was founded in 1998 and pioneered the Insight Network category. Insight Networks are businesses that connect companies with expert resources or subject-matter experts, such as academics, C-level and other experienced executives to provide valuable information, data or assistance through a range of offerings such as calls with an expert and surveys. We created our reliable model that brought this specialized expert insight to the world’s organizations. We are experts on expertise with a network of over 2,700 Clients and approximately 1,000,000 profiled Network Members, built over the last two decades, and we continue to innovate and grow. Today, we have over 2,300 employees in 12 countries (as of June 30, 2021). We believe GLG has the leading market position in the Insight Network category with the largest network of members and a proprietary data and technology powered platform. According to our analysis, GLG’s 2020 Revenues were more than 2.5 times larger than our nearest competitor.

GLG provides knowledge professionals (“users” who work at our “Clients”) with structured access to deep insights across almost every geography, industry and function from profiled subject-matter experts (“Network Members”), covering a broad range of critical strategic and operational topics, including market sizing, competitive dynamics, supply chain factors, operational best practices and customer behavior. GLG utilizes an integrated data and technology powered platform that supports direct interactions as well as research products and a proprietary database of organized industry research, comparative analysis and applied insights. Using tailored platform interfaces, proprietary workflow software and a data engine, we meet the needs of our Clients, match their workflows and accelerate development—and ensure the quality—of insight through structured discovery paths. Our platform also empowers our account teams to deliver exceptional Client outcomes and enables Network Members to maximize their presence and impact across an ever-expanding network.

GLG works with many of the world’s largest investment firms, major corporations and professional services companies. We work with leading financial professionals responsible for allocating capital to the most deserving opportunities. We work with corporate executives responsible for investments, alliances and rapid-cycle product developments, including knowledge professionals in growing, knowledge-intensive industries such as IT and Healthcare. We work with professional services firms advising leading institutions on their strategic and investment priorities. Across all these sectors, many knowledge professionals are often drowning in data and are seeking insights to help make their decisions. They need to make sense of the cacophony of data available today and seek a mechanism—one that provides high quality, trusted insights that are dynamic, timely and customized to their situation—to increase conviction in their decisions.

We believe GLG Client users can act with the confidence that comes from true clarity by harnessing the insights available through our platform. Clients use offerings built on our platform to formulate theses, vet critical decisions and reach large, highly relevant populations to validate critical choices. Our platform enables critical insights to be captured from our Network Members who span across almost every geography, industry and function. Interactions with our Network Members allow us to capture incremental data that enhances the granularity of our proprietary database of expertise and interaction topics. This allows us to connect our Client users with highly targeted insights that match their decision-making journey, in real time. Our Client users capture these insights from a range of offerings through subscription contracts. In 2020 we delivered over 1,000,000 insight-generating interactions, meaning Network Member insights shared through GLG’s range of product offerings, in three primary product suites:

•

GLG Direct primarily includes Member Interactions and in-depth interviews from a continuously updated pool of approximately 1,000,000 profiled Network Members (over 550,000, 225,000 and 205,000 in the Americas, EMEA and APAC respectively) with whom GLG has built relationships that allow us to gain proprietary data on areas of expertise to enhance their profile and visibility, and who collectively have been deployed across over 3.4 million Client inquiries (from 2003 to June 30, 2021).

•

GLG Research allows Clients to systematically uncover quantitative and qualitative insights from highly targeted and hard-to-reach populations of Network Members. We believe that these populations are of the highest quality in the B2B research space, and our products include surveys, workshops and in-depth interviews.

•

GLG Syndicated Insights offers Clients instantly accessible content, reports, syndicated surveys, webcasts and events through GLG Events, GLG Library and GLG Network Surveys. This product suite allows us to provide differentiated insights to multiple Client users and brings together our Insight Network with product capabilities developed over more than a decade.

Our data and technology powered platform is designed to drive a flywheel that creates high precision, speed and volume in direct interactions with Network Members facilitated by our platform as well as a data exhaust that further feeds our platform, creating the ability to anticipate demand and guide the user discovery process with more specificity. Our platform is enhanced and supported by a broad suite of offerings that map insight provision to our Clients’ decision-making journeys at high levels of trust and compliance. We deliver this proposition by leveraging our distinctive assets:

•

Our proprietary expertise database is based on our fact collection methodology used during recruiting, on-boarding and all subsequent interactions, from what we believe is the largest and most comprehensive network of profiled Network Members;

•	Our data and technology powered platform that organizes our Network Member data and rapidly surfaces relevant Network Members targeted for the right context;

•	A suite of offerings that we believe to be the broadest in the industry (backed up by deep operating and methodological capability); and

•	Our Client Solutions teams who are aligned to Client segments, understand their needs and are empowered by our proprietary data and workflow tools.

At the heart of our platform is our proprietary data asset—GLG’s growing and evolving Knowledge Graph, which encompasses demand-driven metadata that highlights interaction topics and allows us to deliver exceptional Client outcomes, build a distinctive product suite, anticipate demand and expand our network. Each interaction adds data exhaust to our flywheel: our velocity of interactions improves our data granularity and predictive analytics, further enhancing our value proposition. We believe our ongoing investment in the Knowledge Graph is creating a virtuous cycle of excellent Client outcomes, improved Network Member experience, well-targeted recruitment, and growing GLG proprietary data assets, which we believe positions us as the world’s leading Insight Network.

We believe our platform engenders high levels of trust and robust compliance standards. GLG pioneered compliance standards for the industry soon after its founding and our robust compliance systems help Clients engage with Network Members through a trusted platform. Our trained professionals help Clients and Network Members manage our risk protocols supported by a GLG global compliance team of over 50 people. GLG’s compliance team conducts deeper vetting based on risk signals as well as escalations from Client Solutions teams. Poor, fraudulent or compromising insight can ruin careers, damage organizations and slow down economic progress. Robust compliance infrastructure makes GLG the trusted choice for premium quality insights for many of the largest global organizations; for this reason, some Clients work exclusively with GLG.

Over the past two years, we have invested heavily—and expect to continue to invest—in digitizing the GLG experience by centralizing all constituents (over 60,000 Client users, approximately 1,000,000 profiled Network Members and over 1,000 GLG account team—including both Client Solutions and Business Development—members) on a unified platform. Our scalable, cloud-based infrastructure cultivates high-velocity information exchange by maximizing relevance and matching the needs of Client users with the appropriate Network Members or content to advance their actionable insight. Our Client Solutions teams are increasingly supported by advanced data analytics that study and improve the discovery process, allowing prior inquiries to inform future inquiry and discovery paths and offering predictive suggestions to users about related content to enhance their insights. Prior to connecting Network Members with Client users, we gather Network Member data on our Clients’ qualifying questions. Each of these exchanges on our platform is captured, digitized and organized for future access and analysis, creating a flywheel to power our database of structured content and improving our predictive capabilities, including higher quality matches, targeted recommendations and focused network expansion.

GLG’s Platform Flywheel

We have built enduring Client relationships (e.g., 22 of our top 25 Clients have been Clients for over a decade) where our Clients trust us to deliver insights on a continuous basis, harnessing data from our Network Members. Our Clients engage with us through subscription contracts, leading to recurring revenues that accounted for 90% of our total revenues for the year ended December 31, 2020 and the six months ended June 30, 2021. Within these subscriptions, our users consume a range of offerings (GLG Direct, GLG Research and GLG Syndicated Insights) that map to their decision-making journey. As of June 30, 2021, we have more than 60,000 Client users at over 2,700 Clients including many leading investment firms, blue-chip companies and professional services organizations.

In 2018, Paul Todd was hired as GLG’s new Chief Executive Officer to drive the strategic and operating change in the business needed to sustain and expand our market leading position. Since 2019 he has brought in an almost entirely new leadership team including new leaders for each region. Our new leadership team has reorganized our business to drive Client-centered decision-making and to facilitate the building of platform capabilities. We also began investing heavily—and expect to continue investing over the next three to four years—in digitizing the GLG experience and developing our scalable, cloud-based infrastructure. These investments of over $20 million each year since 2019 are enabling the team to build new workflow tools and applications, such as GLG’s Knowledge Graph, on cloud-based infrastructure utilizing advanced, predictive data analytics.

We believe that the depth of our Client relationships and account-based subscription contract structures underpin our attractive business model with highly recurring revenues diversified by geography and segment. GLG generated total revenues of $282.9 million and $322.3 million for the six months ended June 30, 2020 and 2021, respectively. Each of our reportable segments reported over 70% gross contribution margin for the six months ended June 30, 2020 and 2021, which is driven by a flexible cost of revenue structure and we have the potential to drive operating leverage as we grow and leverage our scale, leading to improved cost trends from labor productivity. We recorded net income (loss) of $16.2 million and ($18.7) million for the six months ended June 30, 2020 and 2021, respectively, representing net income margin of 5.7% and net loss margin of (5.8%), respectively. The net loss for the six months ended June 30, 2021 was primarily driven by the revaluation of our stock-based compensation liability, which resulted in $59.2 million and $3.5 million of expenses recorded within Selling, general and administrative and Operations and support, respectively. We generated Adjusted EBITDA of $58.9 million and $69.6 million, which equates to Adjusted EBITDA Margins of 20.8% and 21.6% for the six months ended June 30, 2020 and 2021, respectively. GLG generated total revenues of $572.2 million and $589.1 million for the years ended December 31, 2019 and 2020, respectively. Each of our reportable segments reported over 70% gross contribution margin in 2020 and recorded net income of $31.1 million and $34.1 million for the years ended December 31, 2019 and 2020, respectively, representing net income margins of 5.4% and 5.8%, respectively. We generated Adjusted EBITDA of $108.5 million and $129.0 million, which equates to Adjusted EBITDA Margins of 19.0% and 21.9% for the years ended December 31, 2019 and 2020, respectively. We believe we are a nimble business with light working capital needs and low capital expenditure requirements, which has driven high levels of cash flow conversion.

Our Data and Technology Powered Platform

We believe we are the market leading Insight Network because our platform rapidly connects knowledge professionals at scale and high velocity to dynamic, powerful, timely insights. Our platform defines the GLG experience and creates a synergistic relationship between our Clients, our account teams and Network Members, all leading to real-time and prescriptive information flow. Prior to facilitating delivery of insights from Network Members to Client users, each interaction generates data and metadata that is captured by our platform, further deepening the granularity of our proprietary databases and improving our predictive analytics. Our platform is designed to both enable fast and precise, high-volume insights and be improved by the accelerating velocity of those interactions.

Our scalable platform is built on GLG’s integrated, proprietary and cloud-based data infrastructure and it is delivered through our technology tools and experiences. It allows us to capture and structure unpublished data, giving us proprietary data from our Network Members at an immense scale, and to match those Network Members to Client requests with exceptional speed, precision and volume. It is architected and built to: improve each stakeholder’s experience; accelerate velocity of engaging Network Members and Client-centered decision-making; understand real-time emerging trends across all stakeholders; apply robust compliance workflows; and empower our Client Solutions and Business Development teams. It enables our account teams to identify the mix of offerings that will deliver insights through a range of globally-available product offerings that match the Client decision-making journey.

GLG’s Knowledge Graph underpins our data and technology powered platform. It is effectively a multi-faceted “data cube” that captures granular information across Network Members, Clients, query topics and our Client Solutions teams. The platform is capable of multi-dimensional analysis that could allow us to understand trending topics, match Client queries with targeted Network Members in the necessary quantities and predict upcoming sources of demand, to expand our network and proactively predict Clients’ near-term needs.

Our data and technology powered platform is designed to provide benefits to all participants in our business ecosystem. Specifically, our platform:

•

Delivers Differentiated Client Experiences and Accelerates Decision-Making. Our platform facilitates the deepest, most cogent insights at our disposal and allows us to rapidly deliver targeted and profiled Network Members that can address the Client request. This process is enhanced by machine learning algorithms that automatically parse through our database of previous Client requests and Network Member responses to drive a rapid, pre-qualified match to a new Client request. In addition, the MyGLG Client portal allows users to interact more directly with our proprietary data platform and delivers targeted recommendations that anticipate Clients’ needs and support the decision-making journey.

•

Improves Network Member Engagement, Connectivity and Growth. The platform connects users with more relevant Network Members through optimization algorithms and provides improved project and time management for Network Members, who are busy professionals. This enhances the experience for the Network Member, enables them to learn and keep their knowledge fresh and relevant and reduces friction in their workflow. It also enables us to find, recruit and engage new Network Members.

•

Increases GLG Client Solutions Teams’ Productivity. We minimize manual tasks with centralized knowledge repositories and integrated, standardized workflows. Our GLG applications allow our Client Solutions teams to drive project outcomes that leverage our data and prior inquiries, with the goals of increasing both Client satisfaction as well as levels of productivity. Our data platform also identifies emergent trends and aims to enable us to: recruit new Network Members to deliver insights to Clients before most Clients discover the need for explicit inquiry; predict behavior and surface relevant, targeted recommendations to our Client users that anticipate needs; and provide the opportunity to upsell and cross-sell.

Our Competitive Strengths

We believe we are the market leading Insight Network because we offer our Clients timely access to the right insight, enabled by our data and technology powered platform. The GLG platform powers precision, speed and volume in matching users with the right Network Member, a broad suite of services that map insights to their decision-making journey, high levels of trust and robust compliance, and the ability to anticipate demand and guide the user discovery process.

We believe our competitive strengths are as follows:

Proprietary Data and Technology Powered Platform

Our proprietary data set lies at the heart of our differentiation and we believe it provides a unique, real-time view of what the working world wants to know and what the world’s experts have to share. Our technology translates these data, along with complementary investments in infrastructure, workflow and experiences, into applications that deliver exceptional value to our Client users, our Network Members and our GLG teams.

Largest Insight Network

GLG pioneered and created the Insight Network category when it was founded in 1998, and currently maintains the largest and most scaled two-sided Insight Network. Our network of approximately 1,000,000 profiled Network Members spans across the globe and across a comprehensive list of disciplines, e.g., over 550,000, 225,000 and 205,000 in the Americas, EMEA and APAC respectively; and over 180,000 healthcare and biomedical, 220,000 technology, media and telecom Network Members.

Distinctive Client Delivery

Many knowledge professionals are in demanding roles, often working long hours to meet tight deadlines on high value business decisions. Our Client users ask detailed and nuanced questions that are specific to their decision-making journey. It requires the skill and judgment of trained Client Solutions professionals combined with the proprietary data and technology we have developed to deliver excellent Client outcomes and experiences. As of June 30, 2021, we employed over 1,000 GLG account team members (of which over 800 are Client Solutions team members). They are the first point of contact, forming trusted Client user-level relationships with our Clients and building a deep understanding of their needs to offer a superior Client experience and drive upsell in usage or into new product offerings and user groups. They leverage our technology platform tools, powered by the accumulated history of our work and data, to respond to Client requests with speed and precision, facilitating access to our Insight Network.

Power of the GLG Brand

While GLG excels at matching knowledge professionals with the expertise they need to move their businesses ahead, the GLG brand adds value to our business by creating a network effect for Clients and Network Members alike. For Clients, the GLG brand promises thoughtful partners who deliver extraordinary expertise, precise matches, a diversified suite of products and uncompromising standards within a trusted environment. Experts join our network to be valued for their expertise and build their brands with leading decision makers, within a framework that they can trust.

Breadth of Product Offerings That Match to the Client Decision-Making Journey

As experts on expertise, we have immense depth and granularity on who knows what across every geography, industry and function. That allows us to connect our Clients with highly targeted insights, in real time. Each Client interaction further feeds our data and technology powered platform, strengthening our ability to anticipate Client needs and giving us the potential to offer the right insight at the right time. We aim to make these expert insights easily accessible at scale in the broadest number of ways, enabling Clients to receive insight in the format most suited to their decision-making journey. Different decision stages require different types of insight, which we provide across our three primary product suites (GLG Direct, GLG Research and GLG Syndicated Insights).

High Standards of Compliance and Trust

We believe our platform engenders high levels of trust and robust compliance standards. GLG pioneered compliance standards for the industry soon after its founding and our robust compliance systems help Clients engage with Network Members through a trusted platform. Our trained professionals help Clients and Network Members manage our risk protocols supported by a GLG global compliance team of over 50 people.

Highly Attractive Business Model and Financial Profile

We believe that the depth of our Client relationships and account-based subscription contract structures underpin our attractive business model with highly recurring revenues diversified by geography and segment. Our Clients engage with us primarily through subscription contracts, which provide each Client’s users access to one or more of our offerings, including GLG Direct, GLG Research and GLG Syndicated Insights leading to recurring revenues, which accounted for 90% of our total revenues for the year ended December 31, 2020 and the six months ended June 30, 2021. Each of our reportable segments reported over 70% of gross contribution margin, which is driven by a flexible cost of revenue structure, and we have the potential to drive operating leverage as we grow and leverage our scale, leading to improved cost trends from labor productivity. We believe we are a nimble business with light working capital needs and low capital expenditure requirements, which has driven high levels of cash flow conversion.

Our Clients

For the last 23 years, GLG has been embedded in the critical research and decision-making workflows of the world’s most influential investors, corporate executives, and service providers. We are honored to serve this diversified and distinctive global Client base, which is comprised of many of the world’s top investment funds, financial institutions, corporations, consultants, law firms and non-profits.

As of June 30, 2021, we have over 60,000 users across 2,700 subscription Clients including, at least:

•	800 global private equity funds, including 10 of the largest funds, ranked by assets under management

•	9 of the 10 leading banks ranked by fees generated

•	500 public equity investment firms

•	8 of the 10 largest pharmaceutical companies ranked by revenue

•	40% of the Fortune 100, spanning across nearly every sector of the economy

•	9 of the 10 largest law firms ranked by revenue

•	7 of the 10 largest global technology firms ranked by revenue

Our Network Members

As pioneers of the Insight Network category, GLG maintains the market-leading, largest network of Network Member populations. GLG’s network consists of approximately 1,000,000 profiled Network Members and spans across more than 160 countries and almost every industry function. This network is comprised of business professionals, academics and consultants from a vast variety of fields, including former C-suite executives from Fortune 100 companies, academics from top universities, researchers with experience at leading organizations worldwide and many other highly qualified experts with deep knowledge across a wide range of subject-matters, including over:

•	5,000 accounting and financial analysis Network Members

•	210,000 consumer goods and services Network Members

•	195,000 energy and industrials Network Members

•	115,000 financial and business services Network Members

•	180,000 healthcare and biomedical Network Members

•	25,000 legal, economic and regulatory affairs Network Members

•	15,000 real estate Network Members

•	220,000 technology, media and telecom Network Members

Network Members choose GLG because of our strong reputation in the industry among Clients and other Network Members, coupled with our commitment to providing a trusted environment. Network Members prioritize recognition of their expertise and validation of their value in the market, and the GLG network provides this to them; as well as remuneration for their contributions, Network Members report that GLG’s Clients often help them to grow their own expertise as well as contribute to the advancement of their field.

Our Growth Levers

Our Growth Strategy is user-centric, and consequently driven by region and based on Client-level user personas. Our organizational structure provides the ability to focus on revenue, profitability and growth at the account level within each of our regions. We drive growth through three main levers: (i) upselling existing users into greater usage of existing offerings by continually improving match quality, speed and volume as well as surfacing contextually relevant and targeted, demand-driven recommendations; (ii) upselling existing users to adopt a broader range of offerings that support the decision-making journey and increase our share of research wallet for these users; (iii) cross-selling to new users at new units within existing Client relationships as well as acquiring new logos that we are positioned to support in all of our target segments.

The key growth levers of our strategy:

•	Continue to capture growth and drive Annual Contract Value (“ACV”) in the core Insight Market

•	Acquire new logos

•	Increase adoption of our disruptive Research product suite across all segments including Corporations

•	Develop new product offerings

•	Selectively pursue strategic acquisitions to complement our platform

Our Social Impact Program

Our mission—to bring the power of insight to every great professional decision—is not confined to investors, for-profit corporations and professional services firms. Social impact organizations also need to make decisions under uncertainty where the insight of GLG Network Members can improve the quality of decision-making and increase return on investment. In fact, in this realm we have discovered that a single interaction can lead to change for thousands of lives. Therefore, GLG seeks to apply our platform and product suite to social entrepreneurs, foundations and support other Clients in their social impact endeavors. We work with non-profits, foundations, impact investors and Corporate Social Responsibility teams to support their missions. Since 2020, we’ve worked with more than 250 social sector organizations across more than 40 countries, donating over $4 million in a combination of direct financial support and in-kind contributions. Approximately 450 employees, almost 20% of our global workforce, have been directly involved in these efforts. More than 2,000 of our experts have engaged with GLG Social Impact Clients since the start of 2020. Just recently, we were shortlisted for the 2021 Global Good Awards, for our global response to COVID-19. In 2020, we were named in Fast Company’s 2020 World Changing Ideas Awards, for our Social Impact Partners Program.

Summary Risk Factors

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our common stock, you should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned “Risk Factors” immediately following this Prospectus Summary and all of the other information in this prospectus. These risks include, but are not limited to, the following:

•	we may not be able to maintain and enhance the quality of our existing services;

•	if we are not able to maintain the value and reputation of our brand, our business, results of operations and financial position may be harmed;

•	the profitability and success of our business depend on our ability to identify, recruit, retain and engage Network Members;

•	we rely on Network Members to provide accurate and complete information to us about their profiles and eligibility for projects;

•	compliance, quality and fraud issues in our industry could damage our brand and reduce demand for all industry participants;

•	the profitability and success of our business depend on our ability to identify, recruit, retain and maintain productivity of our employees;

•	our Network Members may, from time to time, possess material nonpublic information, creating a risk of disclosure and a risk that Clients will trade on such information;

•	our Network Members may, from time to time, possess trade secrets, state secrets, intellectual property and other confidential information, creating a risk of disclosure;

•	our employees may misuse or disclose confidential information they receive from Clients or Network Members;

•	our Network Members may misuse or disclose confidential information they receive from us or Clients;

•	our success and revenue growth depend on our ability to add, grow and retain Clients;

•	we may encounter difficulties in managing our growth and executing our business strategy;

•	we are subject to risks from operating globally;

•

we are subject to a variety of U.S. and international laws, rules and regulations and other legal obligations regarding privacy and data security, including with respect to the handling and transfer of certain types of sensitive and confidential information. Any actual or perceived failure by us, our partners or our third-party service providers to comply with such applicable privacy and data security laws, rules, and regulations and other legal obligations could harm our reputation, business, results of operations and financial position;

•

we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain effective internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to implement or maintain effective internal control over financial reporting, we may be unable to accurately or timely report our financial condition or results of operations, which may adversely affect our business;

•	the market in which we participate is highly competitive;

•	we rely on certain third-party platforms to identify and communicate with potential and current Network Members;

•

cyber security, data security and IT controls are critically important to our business, and cyberattacks, breaches of security, unauthorized access to or disclosure of confidential information, business disruption, or the perception that confidential information is not secure, could result in a material loss of business, regulatory enforcement, substantial legal liability, inability to accurately or timely report our financial condition or results of operations and/or significant harm to our reputation;

•

the market for our services is growing rapidly and evolving. If our market share develops slower or differently than we expect, our business, results of operations and financial position would be adversely affected;

•

our end market customer concentration is the financial services industry, and uncertainty in the global economy or other disruptions to the financial services industry may materially impact our business, results of operations and financial position; and

•

if we are unable to obtain, maintain, protect and enforce our intellectual property, including our trade secrets, or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize services substantially similar to ours, and our ability to successfully commercialize our services may be compromised or disrupted, which may reduce our revenue or profitability.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	presenting only two years of audited financial statements;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards at the same time as other public companies that are not emerging growth companies or those that have opted out of using such extended transition period, which may make comparison of our financial statements with such other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced reporting burdens.

Our Sponsor

SFW Capital Partners, LP (“SFW”) is a specialized private equity firm that invests in leading Information, Software, Industrial and Healthcare Technology companies. These companies include providers of information, software, instrumentation, laboratory products and related solutions. SFW exclusively invests in sectors in which its knowledge of the relevant business models, technology, competitive dynamics and service requirements gives it a unique ability to support management teams in growing their companies and building value. On December 17, 2015, SFW acquired a 43% interest in GLG after making an investment of approximately $212 million. Upon completion of this offering, SFW will continue to own less than 50% of the voting power of our outstanding common stock, as a result of which we will not be a “controlled company” within the meaning of Nasdaq’s corporate governance standards. However, SFW will still maintain a degree of influence over us. See “Risk Factors—SFW will Have a Substantial Degree of Influence Over Us, which could Delay or Prevent a Change of Corporate Control or Result in the Entrenchment of Our Management and/or Board.” SFW’s website is www.sfwcap.com. Information contained in, or accessible through, SFW’s website is not a part of, and is not incorporated into, this prospectus.

Corporate Information

Gerson Lehrman Group, Inc. is a Delaware corporation formed in 1998. Our principal executive offices are located at 60 East 42nd Street, New York, New York 10165, and our telephone number at this address is (212) 984-8500. Our website is https://glginsights.com/. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

THE OFFERING

Issuer	Gerson Lehrman Group, Inc.

Common Stock Offered by Us	shares of common stock (or shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ Option to Purchase Additional Shares of Common Stock from Us

We have granted the underwriters the option to purchase up to an additional                 shares of common stock from us at the initial public offering price less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Common Stock to be Outstanding After this Offering	shares of common stock (or shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Use of Proceeds

We estimate that the net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million (or $         million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

As of June 30, 2021, we had $959.9 million of indebtedness outstanding on a pro forma basis after giving effect to the 2021 Amended Credit Facility, all of which was outstanding under the 2021 Amended Credit Facility. We intend to use the net proceeds from this offering to repay $         of indebtedness under our 2021 Amended Credit Facility and use the remainder for general corporate purposes. See “Use of Proceeds.”

Dividend Policy

We recently paid a dividend, but do not anticipate paying any additional dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See “Dividend Policy.”

Listing	We intend to apply to list our common stock on Nasdaq under the symbol “GLGX.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus:

•	assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase up to an additional shares of common stock;

•	assumes the conversion of shares of Series A convertible preferred stock into shares of common stock upon the completion of this offering; and

•	gives effect to our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering.

Unless otherwise indicated, in this prospectus, the number of shares of common stock to be outstanding after this offering is based on              shares of common stock outstanding as of                 , 2021 and excludes:

•	shares of common stock issuable upon the exercise of options outstanding as of , 2021 under our 2010 Stock Incentive Plan, at a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the settlement of restricted stock units outstanding as of , 2021 under our 2010 Stock Incentive Plan;

•	shares of common stock issuable upon the exercise of options outstanding as of , 2021 under our 2016 Stock Incentive Plan, at a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the settlement of restricted stock units outstanding as of , 2021 under our 2016 Stock Incentive Plan; and

•	an aggregate of shares of common stock reserved for issuance under our 2021 Plan (as described herein) that will become effective in connection with this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table summarizes our consolidated financial and other data. We have derived the summary consolidated statements of operations and cash flows data for the years ended December 31, 2019 and 2020, from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations and cash flows data for the six months ended June 30, 2020 and 2021 and the consolidated balance sheet data as of June 30, 2021 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of our results to be expected in any future period. The summary of our consolidated financial and other data set forth below should be read together with our consolidated financial statements and the related notes, as well as the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020		2020	2021
(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$572,157		$589,139	$282,938		$322,271

Costs and expenses:
Cost of revenue (excluding depreciation and amortization shown below)	156,278		155,453	75,969		86,454
Operations and support	116,319		121,427	60,611		73,377
Selling, general and administrative	205,396		213,146	98,661		162,020
Depreciation and amortization	16,188		19,220	8,895		9,471
Impairment loss	2,000		—	—		—

Total costs and expenses	496,181		509,246	244,136		331,322

Operating income (loss)	75,976		79,893	38,802		(9,051)
Interest expense, net	(39,504)		(35,321)	(17,468)		(20,608)
Other income	—		902	135		21

Income (loss) before income taxes	36,472		45,474	21,469		(29,638)

Provision for (benefit from) income taxes	5,403		11,382	5,291		(10,979)

Net income (loss)	$31,069		$34,092	$16,178		$(18,659)

Earnings (loss) per share, basic(1)	$1.02		$0.89	$0.54		$(0.66)

Earnings (loss) per share, diluted	$1.02		$0.89	$0.54		$(0.66)

Weighted-average number of shares outstanding, basic	28,571,987		28,436,118	28,448,883		28,483,194

Weighted-average number of shares outstanding, diluted	28,571,987		28,504,624	28,468,533		28,483,194

Pro forma earnings (loss) per share information(2) (unaudited)
Pro forma earnings (loss) per share, basic		$			$

Pro forma earnings (loss) per share, diluted		$			$

Pro forma weighted-average number of shares outstanding, basic

Pro forma weighted-average number of shares outstanding, diluted

Statement of Cash Flows Data:
Net cash provided by operating activities	$24,178		$99,817	$30,898		$5,528

Net cash (used in) investing activities	$(21,707)		$(16,913)	$(7,932)		$(5,806)

Net cash (used in) provided by financing activities	$(5,988)		$(68,362)	$18,702		$(5,140)

Other Financial Information (unaudited):
Adjusted EBITDA(3)	$108,473		$129,028	$58,879		$69,593

Net Income (Loss) Margin(3)	5.4%		5.8%	5.7%		(5.8)%

Adjusted EBITDA Margin(3)	19.0%		21.9%	20.8%		21.6%

(1)

For the year ended December 31, 2020 and the six months ended June 30, 2021, net income (loss) attributable to common stockholders, used as the numerator in our EPS computation, was reduced by distributions to participating Series A Convertible Preferred Stock. Please see Note 17—Computation of Net Earnings Per Share Attributable to Common Stockholders within our audited consolidated financial statements contained elsewhere in this prospectus and Note 15—Computation of Net Earnings Per Share Attributable to Common Stockholders within our unaudited condensed consolidated financial statements contained elsewhere in this prospectus.

(2)

The pro forma financial information gives effect to (i) the conversion of                  shares of Series A convertible preferred stock into                  shares of common stock, (ii)                  additional shares of common stock sold in the initial public offering whose proceeds are necessary to pay the cash dividend of $301.8 million paid on September 7, 2021 to holders of Series A convertible preferred and common stock, (iii)                  additional shares of common stock sold in the initial public offering whose proceeds are necessary to pay the aggregate outstanding amounts due under the 2021 Amended Credit Facility described in “Use of Proceeds” and (iv) reduction of interest expense and write-off of debt transaction costs and debt issuance discounts associated with the repayment of outstanding borrowings under the 2021 Amended Credit Facility. Proceeds in the noted transactions assume an initial public offering price of $         per share, the mid-point of the price range on the cover page of this prospectus, less underwriting discounts, commissions and estimated offering expenses, payable by us.

(3)

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus Adjusted EBITDA, a non-GAAP financial measure that we calculate as GAAP net income adjusted for (i) interest expense (including amortization of deferred financing fees), net of interest income; (ii) tax provision (benefit); (iii) depreciation of property and equipment; (iv) amortization of capitalized internal-use software; (v) share-based compensation expense; (vi) impairment losses on investments; (vii) expenses related to the transformation of our leadership team including severance, signing, recruiting, and retention expenses for executives; (viii) one-time transaction costs, including special bonus payments; (ix) certain non-recurring legal fees and other items which do not reflect ongoing operating results, and Adjusted EBITDA Margin, a non-GAAP financial measure that we calculate as EBITDA as a percentage of revenue. We have provided a reconciliation below of Adjusted EBITDA and Adjusted EBITDA Margin to net income, the most directly comparable GAAP financial measure. We have included Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus because they are key measures used by our management and Board to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA Margin facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board. We believe it is useful to exclude non-cash charges, such as (i) depreciation and amortization, (ii) share-based compensation expense, and (iii) impairment losses on investments from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude (i) expenses related to the transformation of our leadership team including severance, signing, recruiting, and retention expenses for executives; (ii) one-time transaction costs, including special bonus payments; (iii) certain non-recurring legal fees and other items, which do not reflect ongoing operating results as these items are not components of our core business operations. Adjusted EBITDA and Adjusted EBITDA Margin have limitations as financial measures and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect share-based compensation and related taxes. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	Adjusted EBITDA does not reflect interest expense, net; or changes in, or cash requirements for, our working capital;

•	Adjusted EBITDA excludes transaction costs and legal fees, which are cash expenditures and which we expect to incur from time to time;

•	Adjusted EBITDA excludes one-time non-routine items; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as comparative measure.

Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA Margin alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results.

The following table reconciles net income to Adjusted EBITDA and Adjusted EBITDA Margin for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
(in thousands, except percentages)
Net income (loss)	$31,069	$34,092	$16,178	$(18,659)
Interest expense, net	39,504	35,321	17,468	20,608
Provision for (benefit from) income taxes	5,403	11,382	5,291	(10,979)
Depreciation and amortization	16,188	19,220	8,895	9,471

EBITDA	$92,164	$100,015	$47,832	$441
Transaction-related costs(a)	6,896	15,146	2,748	5,795
Share-based compensation(b)	2,012	10,674	6,601	62,718
Other compensation costs and professional fees(c)	5,312	3,863	1,608	561
Impairment loss(d)	2,000	—	—	—
Government subsidies(e)	—	(902)	(135)	(20)
Legal fees(f)	89	232	225	98

Adjusted EBITDA	$108,473	$129,028	$58,879	$69,593

Net Income (Loss) Margin(g)	5.4%	5.8%	5.7%	(5.8)%

Adjusted EBITDA Margin(h)	19.0%	21.9%	20.8%	21.6%

(a)

These amounts include special bonus payments to vested option holders, professional fees related to dividend payments to our preferred and common stockholders, and expenses related to the initial public offering and certain other transaction costs which are not related to continuing operations. During the years ended December 31, 2019 and 2020 we recorded nil and $8.8 million, respectively, of special bonus expenses and $6.9 million and $5.9 million of expenses related to retention awards to unvested stock-options holders as the awards vested. We did not incur any expenses related to the initial public offering during the years ended December 31, 2019 and 2020. In the six months ended June 30, 2021 we incurred $0.4 million in expenses related to the initial public offering. In the six months ended June 30, 2020 and 2021, we recorded $2.7 million and $3.8 million, respectively, of expenses related to retention awards to unvested stock-options holders. We did not incur any expenses related to special bonuses in the period ended June 30, 2020, or 2021.

(b)

Represents share-based compensation expense, including remeasurement of liability-classified awards. See Note 12—Share-based Compensation within our audited consolidated financial statements and Note 11—Share-based Compensation within our unaudited condensed consolidated financial statements contained elsewhere in this prospectus.

(c)	Represents costs related to severance, recruiting, sign-on bonuses and other professional fees associated with the transition of the leadership team.
(d)

Represents an impairment loss related to one of our cost method investments deemed to be unrecoverable. See Note 2—Summary of Significant Accounting Policies—Other Investments within our audited consolidated financial statements contained elsewhere in this prospectus.

(e)	Represents wage subsidies that we received through COVID-19-related programs in certain foreign countries, included in Other income within our consolidated statements of operations.
(f)

Represents legal fees incurred related to the matter described within Note 15—Commitments and Contingencies within our audited consolidated financial statements and Note 14—Commitments and Contingencies within our unaudited condensed consolidated financial statements contained elsewhere in this prospectus.

(g)	Net Income (Loss) Margin is net income (loss) as a percentage of revenue.
(h)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue and is calculated as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
(in thousands, except percentages)
Adjusted EBITDA	$108,473	$129,028	$58,879	$69,593
Revenue	$572,157	$589,139	$282,938	$322,271
Adjusted EBITDA Margin	19.0%	21.9%	20.8%	21.6%

	As of June 30,
	2021	Pro Forma(1)	Pro Forma as adjusted(2)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$97,946	$	$

Total Assets	$453,392	$	$

Accrued Dividend	$—	$	$

Total Liabilities	$1,076,854	$	$

Total stockholders’ deficit	$(633,710)	$	$

(1)

The pro forma financial information gives effect to (i) the conversion of              shares of our Series A convertible preferred stock into             shares of common stock, (ii) the $300.0 million incremental principal amount borrowed under the 2021 Amended Credit Facility on August 27, 2021, (iii) a $301.8 million cash dividend paid on September 7, 2021 to holders of Series A convertible preferred and common stock and (iv) the $17.8 million special bonus made to vested option holders in September 2021.

(2)

Pro forma as adjusted information gives effect to the pro forma adjustment in footnote (1) and to (i) the issuance and sale of              shares of common stock by us in this offering at a price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the use of the net proceeds from this offering to repay $             million of the aggregate outstanding amounts due under our 2021 Amended Credit Facility as described under “Use of Proceeds.” The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks occur, it could have a material adverse effect on our business, results of operations and financial position. In that case, the trading price of our common stock could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section of this prospectus captioned “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Products, Services and Business

We may Not be Able to Maintain and Enhance the Quality of Our Existing Services.

We operate in a very competitive and rapidly changing environment, and our success depends on our ability to continuously recruit Network Members with expertise in a broad range of subject-matters and to make thoughtful and timely matches of those Network Members with our Clients. We rely on our Network Members to deliver quality services that fulfill the needs of our Clients and uphold our reputation with our Clients. As we utilize a large network of Network Members, we cannot fully standardize our services across clients or guarantee the quality of any particular interaction between a Network Member and a Client. A systemic failure by us to provide Network Members who can provide reliable, appropriate and useful insights to our Clients could have a material adverse effect on business, results of operations and financial position. Further, if our Network Members’ insights, opinions or viewpoints prove to be wrong, if they provide inaccurate, exaggerated or false profile information or if we fail to reasonably perform diligence and vet Network Members for their qualifications to serve as an industry or subject-matter expert, our reputation will suffer and demand for our services may decline. In addition, any misinformation produced in our market research or fraudulent behavior by our project leads on projects for which they are engaged could negatively impact our reputation and open us up to potential liability.

In addition, we must continue to improve our methods for delivering our services in an efficient and timely manner that meets the needs of a variety of clients and client types. Failure to maintain state of the art methods of communicating with and serving our Clients could materially adversely affect our business, results of operations and financial position. We may not be able to enhance and develop our existing services or introduce new services that are needed to remain competitive. The market for our services is characterized by rapidly changing needs for information and analysis. Additionally, our business is subject to immense competition among providers. To maintain our competitive position, we must continue to anticipate the needs of our Clients, develop, enhance and improve our existing services, as well as new services to address those needs, deliver all services in a timely, user-friendly and state of the art manner, and appropriately position and price our services relative to the marketplace and our costs of developing them. Any failure to maintain client acceptance of existing or new services or to develop and introduce new services could have a material adverse effect on our business, results of operations and financial position. Additionally, delays in adapting our services to our Clients’ developing needs could materially adversely affect our business, results of operations and financial position.

If We are Not Able to Maintain the Value and Reputation of Our Brand, Our Business, Results of Operations and Financial Position may be Harmed.

We believe that our brand is important to attracting and retaining Clients and Network Members. Our business and prospects are dependent on our ability to build, maintain and expand trust in our brand, our services and our compliance infrastructure from a variety of different clients. Building and maintaining our brand depends on a number of factors, including our ability to provide consistent, timely and high-quality services to our Clients, our ability to maintain our Network Members’ and Clients’ trust, and the effectiveness of our marketing efforts, which may not always be successful. Our brand and the reputation of the quality of our services and our compliance program often spread and are developed via word-of-mouth referrals. An inability to meet Client expectations could have a material adverse effect on our brand, and therefore on our business, results of operations and financial position. For example, our Network Members and Clients expect that our compliance infrastructure will help protect both parties’ interests by mitigating risks of inappropriate disclosure of confidential information and navigating potential conflicts. However, no compliance infrastructure can eliminate all inappropriate disclosures and conflicts. Any perceived or actual compliance issue by a Network Member, us and/or a client could have a material adverse effect on our brand. This may be the case, even if there is no allegation we or our employees have engaged in wrongdoing. For example, a Client user was once arrested and subsequently convicted and sentenced for insider trading after he knowingly solicited and received material nonpublic information (“MNPI”) from a then-Network Member in violation of our compliance rules and federal securities laws and subsequently traded on that information. While neither we nor our employees were accused of any wrongdoing in this case, as a result of the conduct of our Network Member and Client, we faced significant negative publicity. There can be no assurance that similar events will not occur or that we will not be subject to negative publicity in the future.

We believe the reputation of our Network Members is also key to maintaining the value and reputation of our brand. Our Clients expect to engage with high-quality experts when they work with our Network Members, and any failure to deliver on this expectation may harm our business. Network Members are not our employees and we have limited control over their actions while consulting through our platform and no control over their actions outside of engagements through our platform. Any misconduct by our Network Members or negative publicity regarding our Network Members, whether or not connected to our platform, may be imputed to us, which could potentially harm the value of our brand and our reputation.

Maintaining our brand and reputation is important to our ability to recruit and retain Network Members, just as the skill, reputation and accuracy of our Network Members are important to maintaining our brand. Similarly, the reputation of our Clients may be imputed to us, which could potentially harm the value of our brand and our reputation. Any misconduct by our Clients or other business partners may be imputed to GLG, which could potentially harm the value of our brand and our reputation.

While it is our mission to continue to build and expand the trust in our brand and our services from all Clients, any actual or perceived failure to do so could result in a decreased number of Clients, decreased use of our services by our Clients, greater difficulty in recruiting and retaining Network Members, slower growth in our business than we expect, a discontinuation of our relationships, and a negative impact on our ability to expand, any of which could have a material and adverse effect on our business, results of operations and financial position.

The Profitability and Success of Our Business Depend on Our Ability to Identify, Recruit, Retain and Engage Network Members.

Our business depends on the insights of Network Members in recurring and limited engagements with our Clients and our ability to identify and engage appropriate Network Members that are subject-matter experts in the topics in which our Clients are relying on us to provide guidance. Our ability to provide valuable consultative and advisory services to our Clients in a timely manner through our Network Members is rooted in a number of factors, including the following:

•	building, maintaining and constantly growing a network of Network Members, including those with specific areas of subject-matter expertise and others with specific functional expertise;

•	building, maintaining and constantly enhancing our data on Network Members, including their knowledge, experience and conflicts;

•	building, maintaining and constantly enhancing our technology to help our Client service staff quickly find, invite and manage Network Members for Client projects and other products;

•	maintaining the responsiveness of Network Members to our project invitations; and

•	matching the skills and competencies of our Network Members to the skills required for the fulfillment of existing or potential engagements.

A material decline in our ability to maintain and enhance these capabilities and place Network Members on Client engagements in a timely and thoughtful manner will have an adverse impact on our business, results of operations and financial position.

We may be limited in our ability to recruit certain prospective Network Members or retain existing Network Members. This issue is most pronounced with respect to employed Network Members, upon whom we and our Clients rely heavily to provide insights, as many employers have – or could adopt – polices that prohibit their employees from engaging in outside consulting. We always require Network Members to adhere to the obligations they may owe their employers. Thus, in order to participate on our platform, Network Members must confirm they are permitted to engage in outside consulting under their employer’s policies or their employment contracts. Over the past 20 years, we have learned of a large number of institutions that have implemented rules or policies regarding the outside business activities of their employees and consultants and we honor the rules our Network Members disclose to us. While we have clear rules for Network Members, Clients and employees and training for Network Members and employees regarding respecting the limitations experts have and honoring the policies, contracts and obligations experts are subject to, some institutions have applied rules limiting outside business activities and consulting activity through our platform. As our industry continues to grow and more and more employed individuals are engaged across the industry, there is the potential for more companies to adopt policies prohibiting, or significantly limiting, participation on platforms like ours. This could have a material adverse impact on the quality of the services we provide, especially in smaller or concentrated markets where our Network Member pools are not as deep. Further, certain authorities or other third parties may also implement rules or provide guidance which could limit the ability of Network Members or potential Network Members to consult through us or otherwise adversely impact the interest of experts in becoming Network Members.

Current and prospective Network Members may have limitations on what they can discuss or the types of work they can engage in through our platform. These limitations may be imposed by Network Members’ employers or arise out of Network Members’ contractual, fiduciary, or other obligations. The rules under which they consult, the limitations that apply to their consulting and whether they are permitted to consult, may change over time as their obligations evolve. For certain types of work, including in-depth projects and speaking at events, we require most employed Network Members to obtain written employer consent. Should companies decline to provide such consent, it could have an adverse impact on the quality and types of services we provide, especially in smaller or concentrated markets where the reach of our network is not as deep.

Additionally, while it has not been an issue to date, potential Network Members, particularly those with public profiles or in greater demand, could enter into exclusivity arrangements with third parties that prevent them from consulting on our platform, which could adversely impact the quality of services. We also depend on certain third party panel providers for our survey and market research offerings and lack of access to such panels could adversely impact the quality and success of those offerings.

If We Have to Increase Our Costs Associated with Engaging, Retaining and Paying Network Members Due to Competition or Otherwise, Our Business, Results of Operations and Financial Position May Be Harmed.

Generally, Network Members participating in projects are paid a fixed hourly rate for Member Interactions, prorated for the minutes spent on the interaction. In the future, it may be necessary for us to increase the hourly rate we pay our Network Members to incentivize our Network Members to consult through our platform and to respond to project invitations. Network Members are almost always non-exclusively contracted and their responsiveness to our project invitations is important to our long-term success. Failure to meet Client demand for expert interactions could cause Clients to use competitors or other alternatives. We have seen a reduction in responsiveness by Network Members to our project invitations due, in part, to the increased and less targeted outreach by email and on social media platforms from an increasing number of industry participants and other sources seeking first-to-file credit or other factors. If we have to pay more to Network Members for them to respond to project invitations and to consult through our platform or if they do not respond as we expect, our business, results of operations and financial position may be harmed. As Network Member fees represent a significant expense, even a slight increase in our average cost per project could have an adverse impact on our profitability and our business, results of operations and financial position.

We Rely on Network Members to Provide Accurate and Complete Information to Us About Their Profiles and Eligibility for Projects.

We rely on Network Members to provide accurate and complete information about their knowledge, experience and conflicts. We use data and automated and manual processes to screen Network Members, which allows us to detect many inaccuracies, omissions and fictitious profiles in the information provided to us. However, there are limitations to these efforts and there can be no assurance that the information about Network Members provided to our Clients or the information used to match Network Members to our Clients will be accurate or complete, and we find Network Members with quality and accuracy issues and fraud from time to time. If a significant number of Network Members do not accurately self-report their knowledge, experience and conflicts or are not who they purport to be and we are unable to detect such inaccuracies or omissions before they engage with our Clients, this could damage our reputation, brand and ability to service Clients.

Compliance, Quality and Fraud Issues in Our Industry Could Damage Our Brand and Reduce Demand for All Industry Participants.

Compliance, quality or fraud issues in our industry could have a material adverse impact on our industry, our business and our brand. For example, in 2010, a government probe was launched and ultimately led to the arrest of several employees and experts connected to an expert network company. While we have attempted to differentiate from competitors based on our quality and compliance, actual or perceived compliance, quality and fraud issues in our industry could diminish the brand of every industry participant among current and potential Clients as well as current and potential Network Members and lead to increased scrutiny by Clients, investors in our Clients, the press, regulators and other authorities and other third parties.

The Profitability and Success of Our Business Depend on Our Ability to Identify, Recruit, Retain and Maintain Productivity of Our Employees.

The market for skilled employees is extremely competitive. We face competition for qualified professionals from, among others, technology companies, market research firms, consulting firms, financial services firms and start-ups, some of which may have a greater ability to attract and compensate these professionals. In addition, we have a relatively young workforce and high employee turnover rate, so even when we are able to hire employees and have them go through our training and development process, we face significant retention challenges. Integrating new employees into our teams could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful.

The quality, experience, tenure and productivity of our employees are key factors in our ability to service our Clients and maintain and expand our business operations. While we are expanding the locations where we are registered to do business, offering employees greater flexibility to work remotely, and seeking roles and tasks that can be moved to offshore locations, we have had significant challenges recruiting and retaining staff in our major locations in the United States, Europe and East Asia. Among other things, such employees are tasked with recruiting and managing our Network Members, working with Clients to understand their project needs, offering new and additional services, and deploying Network Members thoughtfully to their projects. A failure to hire and retain enough staff or to train and maintain productivity of our staff could have a material adverse impact on our financial performance. Highly specialized employees are especially important for our content offerings and work with highly specialized Clients and a failure to hire and retain industry and subject-matter specialists among our staff could impact the quality of our services. We also have developed and continue to develop proprietary systems to operate our business and rely on highly skilled product managers and software engineers to develop and maintain these systems. Many of the markets in which we operate are highly competitive and we may not be able to hire and retain adequate product management and engineering talent. In addition, effective succession planning for our employees and expansion planning is important to our long-term success. A failure to achieve these plans and to ensure sufficient support for our Clients could hinder our strategic planning and execution and have a material adverse impact on our business, results of operations and financial position.

In some instances, our pool of potential employees is limited by factors beyond our control. For example, the personnel that we attempt to hire could be subject to non-compete agreements that could impede our short-term recruitment efforts. We may also be limited in our ability to recruit and retain employees internationally by restrictive immigration laws, Brexit and other societal changes and changes to policies that restrain the flow of technical and professional talent. We are facing and may continue to face difficulties in managing, growing, and staffing operations, including in countries in which employees may become part of labor unions, employee representative bodies or collective bargaining agreements, and challenges relating to work stoppages or slowdowns, which would present additional challenges. An inability to retain a core group of employees or to hire additional qualified employees could materially adversely affect the quality of our services, as well as our business, results of operations and financial position.

Because of the work-from-home policies we and other companies implemented and continue to operate under due to COVID-19, it may be more challenging for businesses like ours to attract, retain and maintain or increase the productivity of employees. As we enable hybrid and remote work environments going forward for employees there is a risk that the quality of work and productivity of employees, especially new employees who joined in a remote or hybrid work environment, could be difficult to maintain at a consistent and high level. Our proprietary systems may be difficult to maintain and adapt for offshoring, outsourcing and business continuity and disaster recovery in the event of an environmental disaster or other interruption in our employees’ ability to perform their roles.

Our Network Members May, From Time to Time, Possess Material Nonpublic Information, Creating a Risk of Disclosure and a Risk That Clients will Trade on Such Information.

Our Network Members may possess MNPI including MNPI about the companies that currently employ or formerly employed them, companies for which they currently or formerly consult, companies on whose board they serve or served or companies with whom they have business, contractual or fiduciary relationships, or about other entities. Accordingly, despite our compliance infrastructure applicable to Network Members and Clients, there remains a risk that our Network Members may intentionally or inadvertently disclose such MNPI to our Clients or other third parties, or that our Clients may solicit or inadvertently obtain such information. In either case, in addition to being a violation of our compliance rules that such Network Members or Clients agreed to comply with, such conduct might constitute a violation of federal securities laws, the EU Market Abuse Regulation, and other international laws prohibiting insider trading. A significant portion of our Clients are hedge funds and institutional investors that trade public equities and debt, and thus it is likely such Clients will consider the information they receive from Network Members when making investment decisions. Even if such a Client receives but does not trade on the basis of MNPI or believes without certitude that it may have received MNPI, the Client may have to restrict its trading activities or other corporate action as a result of being in possession of such information, costing them considerable monetary and opportunity costs, which could diminish their appetite for conducting further research through our platform. In addition, some of our Clients’ end clients are such investors and other regulated entities.

For instance, in 2012, a Client user was arrested and subsequently convicted and sentenced for insider trading after he knowingly solicited and received MNPI from a then-Network Member in violation of our compliance rules and federal securities laws and subsequently traded on that information. While neither we nor our employees were accused of any wrongdoing in this case, as a result of the conduct of our Network Member and Client, we faced significant client, regulatory, press and other scrutiny from this case. We have enhanced and are constantly enhancing our compliance infrastructure, but there can be no assurance that similar events will not occur and there can be no assurance that our compliance infrastructure can prevent all instances of misconduct. From time to time, we receive subpoenas and other requests for information from U.S. regulators, authorities in other countries as well as self-regulatory organizations related to client project activity or the activity of specific Network Members.

Any future regulatory investigation or inquiry, prosecutions, or civil litigation related to the dissemination of MNPI, wire fraud, trade secret misappropriation, or other wrongdoing on our platform may have an adverse effect on our reputation and therefore on our business, results of operations and financial position. While we do not participate in direct interactions between Network Members and Clients, we have taken substantial steps to mitigate the risk of disclosure of MNPI between our Network Members and Clients, in particular by developing a robust compliance infrastructure, including tools for Clients to monitor their interactions with Network Members. Despite these steps, on occasion Network Members share information with Clients, which might constitute MNPI. Even if shared information is not substantiated as MNPI, such concern could have a negative impact on the client’s business and adversely impact GLG’s reputation. We cannot ensure that our compliance infrastructure will be sufficient to prevent all such disclosures or potential violations of laws in the future.

Further, we have numerous competitors and should any of those competitors be prosecuted, or even subject to regulatory or press scrutiny or civil litigation, arising out of the disclosure or misuse of MNPI, it could adversely affect public perception of our industry as a whole, which could negatively affect demand for platforms like ours, and potentially lead to increased regulatory scrutiny or litigation exposure. As the largest and highest profile company in our industry, we could be disproportionately impacted by a change in public perception or a decrease in demand for platforms like ours.

Any of the foregoing risks could adversely affect our business, results of operations and financial position.

Our Network Members may, from Time to Time, Possess Trade Secrets, State Secrets, Intellectual Property and Other Confidential Information, Creating a Risk of Disclosure.

In addition to MNPI, our Network Members may possess trade secrets, state secrets, intellectual property or other confidential information belonging to the companies that currently employ or formerly employed them, companies for which they currently or formerly consult, companies on whose board they serve or have served or companies with whom they have business, contractual or fiduciary relationships, or about other entities. Accordingly, there is a risk that our Network Members may intentionally or inadvertently disclose trade secrets, state secrets, intellectual property or other confidential information to our Clients or other third parties, or that our Clients may solicit such information.

We have adopted a compliance infrastructure that we believe is robust, including policies and controls designed to prevent the disclosure of trade secrets, state secrets, intellectual property or other confidential information. For instance, we require Network Members to complete annual training to sensitize them to handling confidential information and advise them that they must abide by any confidentiality obligations they have, and incentivize them to end a Member Interaction when necessary to comply with those obligations. Nevertheless, inadvertent disclosures do occur on occasion and intentional disclosures may occur. The dissemination of any such information could subject the Network Member, us and our Clients to criminal and civil liability. Further, even the perceived dissemination of such information could result in criminal or regulatory investigations, press inquiries or civil lawsuits and employers imposing restrictions on their employees’ ability to consult through platforms such as ours. These events might have an adverse effect on our reputation and therefore on our business, results of operations and financial position.

Our Clients may be Connected with Network Members Who Have a Conflict of Interest or Limitations from Their Employers, Which may Diminish Clients’ Likelihood to Conduct Research Through Us and Damage Our Reputation.

There is a risk that our Clients may be connected with Network Members who have conflicts of interest or are prohibited from consulting by their employers. We allow Network Members to denote certain off-limit topics to limit invitations to projects not appropriate for them, yet Clients and Network Members may be connected despite a known or unknown conflict of interest. This could cause the Client to discard the information and limit the activities of the individuals with access to the information, thereby causing the Client actual monetary costs and potentially significant opportunity costs. This could diminish the Client’s appetite to conduct additional research through us and damage our reputation. If Network Members violate their obligations to their employers or other firms or institutions to whom they owe duties, this could create reputational damage or liability for our Clients and us.

Our Employees may Misuse or Disclose Confidential Information They Receive from Clients or Network Members.

While utilizing our services, Clients may provide us with confidential information, including information related to their future trading decisions, transactions, strategic or product plans, or other non-public information. Further, our Network Members may also provide us with confidential information about or related to the companies that currently employ or formerly employed them, companies for which they currently or formerly consult, companies on whose board they serve or served or companies with whom they have business, contractual or fiduciary relationships, or about other entities. In certain instances, the confidential information we receive from Clients or Network Members may constitute MNPI.

We have adopted a compliance infrastructure designed to prevent the misuse or disclosure of confidential information we hold, whether received from Clients or Network Members, or originating within our company. For instance, we require all employees, contractors and other third parties who might be provided or have access to confidential information to enter into agreements that include non-disclosure obligations. Further, we prohibit employees from purchasing or selling individual stocks or corporate bonds (except approved sales of stocks or bonds during specific divestiture windows). However, we cannot ensure that our employees, contractors or other third parties will not misuse confidential information for their own personal benefit, such as trading on the information or otherwise financially profiting from it and other misuses of this information in violation of our compliance infrastructure. Trade secrets, know-how and other confidential information can be difficult to protect, and we cannot guarantee that our compliance infrastructure and confidentiality agreements will be adequate. Despite our efforts, a party may breach such agreements and disclose confidential or proprietary information, including trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, the laws protecting trade secrets and other confidential information vary across jurisdictions, and some jurisdictions may provide stronger protections than others may.

Disclosure by employees of confidential information, even without personal benefit, for example to the press, on social media or to industry participants, could also harm our Clients and Network Members and create reputational and legal issues for us. Even inadvertent disclosures could seriously impair our relationship with the client whose confidential information was misused or disclosed. Our private equity and consulting Clients are particularly sensitive to this as they often use us to confidentially perform diligence relating to potential acquisition targets. Should it become public that they, or their end-clients, are looking to acquire a company, such disclosure might prevent them from being able to complete the transaction or they may incur significant additional expense and lost opportunities. Our employees continuously recruit new experts to the network and invite Network Members to new projects. The recruitment process, as well as invitations we send to Network Members, have on occasion resulted in the inadvertent disclosure of confidential information. Further, sometimes in responding to our invitations, Network Members provide us with confidential information, and employees may share such information with our Clients in violation of our policies. Moreover, because of the work-from-home policies we implemented due to the COVID-19 pandemic, which may continue after the COVID-19 pandemic, information that is normally protected, including company confidential information, may be less secure. Were our employees to disclose confidential information intentionally or inadvertently to others, or directly or indirectly misuse this confidential information, it could expose those employees and potentially our company to regulatory scrutiny, criminal and civil liability, and materially adversely affect our reputation, business, results of operations and financial position.

Our Network Members may Misuse or Disclose Confidential Information They Receive From Us or Clients.

While utilizing our services, Clients may provide Network Members with confidential information, including information related to their future trading decisions, transactions, strategic or product plans, or other non-public information. Further, our employees may also provide Network Members with confidential information about or related to Client projects. In certain instances, the confidential information Network Members receive from Clients or us may constitute MNPI.

We have rules and training for Network Members designed to prevent the misuse or disclosure of any confidential information they receive in the course of providing services through us, whether received from Clients or originating within us. We cannot ensure that Network Members will not misuse confidential information for their own personal benefit, such as trading on the information or otherwise financially profiting from it and other misuses of this information in violation of our compliance rules. Even disclosure without personal benefit, for example to the press, on social media or to industry participants of confidential information could also harm our Clients and Network Members, and create reputational and legal issues for us. Even inadvertent disclosures could seriously impair our relationship with the Client whose confidential information was misused or disclosed. Our private equity and consulting Clients are particularly sensitive to this as they often use us to confidentially perform diligence on potential acquisition targets. Should it become public that they, or their end-clients, are looking to acquire a company, that might prevent them from being able to complete the transaction or they may incur significant additional expense and lost opportunities. Were Network Members to disclose confidential information intentionally or inadvertently to others, or directly or indirectly misuse this confidential information, it could expose them and potentially us and Clients to regulatory scrutiny, criminal and civil liability, and materially adversely affect our reputation, business, results of operations and financial position.

Our Network Members and Employees may Engage in Misconduct or Other Improper Activities, which could Cause Liability for Us and Harm our Reputation.

We are exposed to the risk that our Network Members and employees may engage in fraudulent conduct or other illegal activity on our platform or through our services. In particular, our business’ reliance on our Network Members means that any misconduct of or negative publicity around our Network Members, whether in their professional or personal lives, may be imputed to us and could harm our reputation, and could expose GLG to regulatory scrutiny, criminal and civil liability and materially adversely affect our reputation, business, results of operations and financial position. We may also be liable for the actions of our Network Members and employees. Generally, such obligations are limited with respect to Network Members and projects, but are uncapped in the case of employee violations of confidentiality, which could have a material adverse impact on our business.

In addition, activities outside the scope of employment by our employees or outside the scope of projects by Network Members and Clients and other third-party relationships could attract negative scrutiny from other Clients, the investors of our Clients, Network Members, employees, press and regulatory bodies. Given the large scale of our project volume and Network Member and Client relationships, this negative scrutiny could be imputed to us and impact our ability to engage Network Members and Clients, hire and retain employees and otherwise damage our brand and reputation.

We Rely in Part on Certain Third-party Platforms to Identify and Communicate with Potential and Current Network Members, and if We were to Lose the Ability to Use Such Resources, or If Such Third Parties Fail to Perform as Expected, Our Business, Results of Operations and Financial Position would be Adversely Affected.

We use certain commercially available third-party recruiting, communications, and marketing related websites and software systems, such as LinkedIn and, in China, WeChat, to identify and to recruit qualified experts into our network, which are integral to our business. Interruptions in access to these services makes it difficult to identify, communicate with and recruit Network Members. If we were to lose the ability to use these resources, if these services lose certain functionalities that we depend on, due to extended outages, interruptions, disruptions, errors or defects, acquisitions or integration into other solutions or because they are no longer available on commercially reasonable terms or at all, or if one of these resources were to compete with us, enter into an exclusive relationship with a competitor or competitors, fail to meet our compliance requirements and expectations or otherwise limit our access to their services, we may incur significant additional costs in order to establish alternatives to these systems, which could impair our ability to identify and communicate with current and potential Network Members and our business, results of operations and financial position would be adversely affected.

Our Business would be Adversely Affected if Network Members were Classified as Employees Instead of Independent Contractors.

Our Network Members are classified as independent contractors. As of June 30, 2021, we have approximately 1,000,000 individual independent contractor Network Members profiled in our databases, located in over 160 countries, and therefore, we are subject to worker classification laws throughout the world. There is often uncertainty in the application of worker classification laws. The tests governing whether a service provider is an independent contractor or an employee are typically highly fact sensitive and vary by jurisdiction.

Furthermore, the legal landscape with respect to the classification of independent contractors is currently subject to intense regulatory and public scrutiny, with new laws and divergent interpretations being adopted by various authorities, which can create uncertainty and unpredictability. For example, in September 2019, California passed Assembly Bill 5 (“AB-5”) which expanded the application of the California Supreme Court’s 2018 ruling in Dynamex Operations West, Inc. v. Superior Court (“Dynamex”), which adopted a new pro-employment standard, which presumes a worker is an employee rather than an independent contractor under California wage orders and regulations. GLG routinely engages Network Members who reside in California. While we do not believe AB-5 would have resulted in California-based Network Members being classified as employees, there was an exemption from AB-5 for expert platforms in a subsequent bill, Assembly Bill 2257. Nonetheless, we anticipate further changes to foreign, state and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, which could potentially require classification of Network Members as employees (or workers or quasi-employees where those statuses exist).

If, as a result of legislation or judicial decisions, we are required to classify Network Members as employees (or as workers or quasi-employees where those statuses exist), we would incur significant additional expenses for compensating Network Members, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes and penalties. Further, any such reclassification could require us to change our business model in those jurisdictions, and consequently have an adverse effect on our business, results of operations and financial position. Further, it may become more expensive to use certain independent contractors or it might be necessary to cease utilizing independent contractors in certain jurisdictions. This would decrease or change the pool of experts available to work as Network Members, which in turn may affect the quality of services we offer and the costs of retaining experts. We may also have to abandon certain types of services we provide depending on the rules enacted or case law in place. Costs or delays associated with revising our services to account for changes in the status of employees and independent contractors may have a significant impact on our future growth.

Further, a misclassification allegation or determination would create potential negative exposure for GLG, including but not limited to monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages, and wage and hour laws and requirements (such as those pertaining to minimum wage and overtime); claims for employee benefits, social security, workers’ compensation and unemployment; claims of discrimination, harassment and retaliation under civil rights laws; and other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including those relating to allegations of joint employer liability. Such claims could result in monetary damages (including but not limited to wage-based damages or restitution, compensatory damages, liquidated damages and punitive damages), interest, fines, penalties, costs, fees (including but not limited to attorneys’ fees) and other liability, assessment or settlement. Such an allegation, claim or adverse determination could also harm our brand and reputation, which could adversely impact our business.

Our Success and Revenue Growth Depend on Our Ability to Add, Grow and Retain Clients.

Our success depends on our ability to add new Clients and increase our existing Clients’ usage of our services. Many of our contracts and relationships with Clients have a short duration and are typically non-exclusive. Many of our Clients, particularly in the investment industry and professional service firms, have relationships with numerous providers and can use both our services and those of our competitors without incurring significant costs or disruption. Accordingly, we must continually work to win new Clients and retain existing customers, increase their usage of our services and capture a larger share of their spend. We may not be successful at educating and training our new and existing customers on the expanse of our services and resources and generating additional revenues.

For the twelve months ended December 31, 2020 and the twelve months ended June 30, 2021, our top ten Clients accounted for approximately 19% of our total revenue. No Client accounted for more than 6% of our total revenue.

If our Clients decide to discontinue their use of our services or decrease their usage of our services for any reason, or if we fail to attract new Clients, our revenue could decline, which would materially harm our business, results of operations and financial position. We cannot assure you that our Clients will continue to use and increase their spend on our services or that we will be able to attract a sufficient number of new Clients to continue to grow our revenue. If customers representing a significant portion of our business decide to reduce their use of our services or cease using our services altogether, our revenue could be significantly reduced, which could have a material adverse effect on our business, results of operations and financial position. We may not be able to replace Clients who decrease or cease their usage of our services with new Clients that will use our services to the same extent.

We may Encounter Difficulties in Managing our Growth and Executing Our Business Strategy.

As of June 30, 2021, we had over 2,300 employees working remotely or in one of our offices. We anticipate continued growth in our business operations, particularly as we aim to grow in new regions, add corporate Clients and create new and enhanced offerings, including in the market research space and in markets/with Clients where we currently have business. To manage our anticipated growth, we must continue to implement and improve our managerial, operational quality and financial systems, maintain and improve our compliance framework, expand our facilities and continue to recruit, train and retain additional qualified personnel. This growth could create strain on our organizational, compliance, administrative and operational infrastructure, in particular during the COVID-19 pandemic. Our management may also have to divert its attention away from day-to-day activities in order to manage growth. Difficulties managing our growth could disrupt our operations and compliance capabilities, impair our ability to satisfy the needs of our Clients and make it difficult to execute our business strategy.

In addition, our growth efforts in many cases are relatively new, unproven and subscale leaving us with dependencies on a small number of employees and Network Members and increasing our costs and risk of operations. If we are unable to successfully grow in additional geographic markets, sell to new users or sell our new and enhanced product offerings, it would have a material adverse impact on business, results of operations and financial position.

Any Damage to Our Reputation or Brand Image could Adversely Affect Our Business or Financial Results.

Maintaining a good reputation globally is critical to our business. Our reputation or brand image could be adversely impacted by, among other things, any failure to maintain our high ethical, social and environmental sustainability practices for all of our operations and activities, public pressure from investors or policy groups to change our policies, current/prospective Client or Network Member perceptions of our advertising or recruitment campaigns, Client perceptions of our use of social media, or current/prospective Client or Network Member perceptions of statements made by us, our Network Members, our employees and executives, agents or other third parties. Damage to our reputation or brand image or loss of client confidence in our services could adversely affect our business, results of operations and financial position, as well as require additional resources to rebuild our reputation.

We are Subject to Risks from Operating Globally.

We have a presence in 12 countries and a substantial amount of our Insight Interactions occur outside of the United States. We continue to adapt to and develop strategies to address international markets, but such efforts may not be successful. Our operating results are subject to all of the risks typically inherent in international business activities, including, without limitation:

•	greater difficulty in enforcing contracts and electronic signatures and managing collections in countries where our recourse may be more limited, as well as longer collection periods;

•	controls or scrutiny on operations by foreign entities in certain jurisdictions;

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challenges inherent to efficiently recruiting and retaining talented and capable employees and Network Members in foreign countries and maintaining our company culture and reputation across all of our locations;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•	communication and integration problems resulting from language and cultural differences and geographic dispersion;

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costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations, including, but not limited to laws and regulations governing our corporate governance, data privacy, data protection and data security regulations, particularly in the EU;

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compliance with anti-bribery laws, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. Travel Act and the U.K. Bribery Act 2010, violations of which could lead to significant fines, penalties and collateral consequences for us;

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risks relating to the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control (the “OFAC”), and other similar trade protection regulations and measures;

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heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of, or irregularities in, financial statements;

•	exposure to regional or global public health issues, such as the outbreak of the COVID-19 pandemic, and to travel restrictions and other measures undertaken by governments in response to such issues;

•	foreign exchange controls, tax or other regulations that might prevent us from repatriating cash located outside the United States;

•	the potential for government misconception of the nature of our business, leading to scrutiny of us, our Clients and our Network Members; and

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double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws or enforcement of such laws of the United States or the foreign jurisdictions in which we operate.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our international operations and expansion, we might incur unanticipated costs or we might otherwise suffer harm to our business generally. These and other factors could harm our ability to generate revenue outside of the United States and, consequently, adversely affect our business, results of operations and financial position.

In addition, compliance with laws and regulations applicable to our international operations increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in foreign government requirements and laws as they change from time to time. Failure to comply with these laws and regulations could have adverse effects on our business, results of operations and financial position. In many foreign countries, it is common for others to engage in business practices that are prohibited by our compliance infrastructure or U.S. regulations applicable to us. Although we have implemented a compliance infrastructure, including policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, Network Members, contractors, and third-party service providers will comply with these laws and policies. Violations of laws or key control policies by our employees, Network Members, contractors, or third-party service providers could result in inaccurate revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our services and could have an adverse effect on our business, results of operations and financial position.

Additionally, tariffs, trade barriers and restrictions and other acts by governments to protect domestic markets or to retaliate against the trade tariffs and restrictions of other nations could negatively affect our business operations. In addition, the withdrawal of nations from existing common markets or trading blocs, such as the exit of the United Kingdom (U.K.) from the European Union (the EU), commonly referred to as Brexit, could be disruptive and negatively impact our business and the business of our Clients. We continue to monitor Brexit and its potential impacts on our results of operations and financial condition. Uncertainty exists regarding the ultimate impact of and the extent of possible financial, trade, immigration, regulatory and legal implications of Brexit.

In addition, as a result of our international operations, we are subject to income taxes in the U.S. and foreign jurisdictions, and our domestic and foreign tax liabilities will be subject to the allocation of expenses and revenue recognition in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of equity-based compensation;

•	costs related to intercompany restructurings;

•	changes in or the approval of new tax laws, regulations, or interpretations and enforcement thereof;

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lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates; or

•	challenges by taxing authorities in various jurisdictions to our transfer pricing policies.

We are Subject to a Variety of U.S. and International Laws, Rules and Regulations and Other Legal Obligations Regarding Privacy and Data Security, Including with Respect to the Handling and Transfer of Certain Types of Sensitive and Confidential Information. any Actual or Perceived Failure by Us, Our Partners or Our Third-party Service Providers to Comply with Such Applicable Privacy and Data Security Laws, Rules and Regulations and Other Legal Obligations could Harm Our Reputation, Business, Results of Operations and Financial Position.

As part of our normal business activities, we collect, store, share, disclose, use and otherwise process information, including personal information, from and about our current and prospective employees, contractors, Network Members and Clients as well as other third parties. We disclose some of this information to third-party service providers who assist us with certain aspects of our business. We are subject to federal, state, local and foreign laws, rules and regulations, as well as contractual obligations, industry standards and other legal obligations, relating to privacy, data security, marketing and advertising, and consumer protection that impose obligations in connection with the collection, use, storage, transfer, dissemination, security and/or other processing of personal information and other sensitive or regulated data.

Various federal and state legislative and regulatory bodies or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, data security, consumer protection and advertising. As the regulatory environment related to information security, data collection, and use, and data privacy becomes increasingly rigorous, such new and changing requirements may be applicable to our business. For example, the California Consumer Privacy Act (the “CCPA”), which came into effect on January 1, 2020, increases privacy rights for California consumers and imposes obligations on companies that process their personal information. Among other things, the CCPA gives California consumers expanded rights related to their personal information, including the right to access and delete their personal information and receive detailed information about how their personal information is used and shared. The CCPA also provides California consumers the right to opt-out of certain sales of personal information and may restrict the use of cookies and similar technologies for advertising purposes. The CCPA prohibits discrimination against individuals who exercise their privacy rights, and provides for civil penalties for violations enforceable by the California Attorney General as well as a private right of action and statutory damages for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. Many of the CCPA’s requirements as applied to personal information of a business’s personnel and related individuals, and to personal information of certain business-to-business contacts, are subject to a moratorium that is set to expire on January 1, 2023. The expiration of the moratorium may increase our compliance costs and our exposure to public and regulatory scrutiny, costly litigation, fines and penalties. Additionally, in November 2020, California voters passed the California Privacy Rights Act (the “CPRA”) which expands the CCPA significantly, including by imposing additional data privacy compliance requirements that may affect our business, expanding California consumers’ rights with respect to certain personal information and creating a new, dedicated state privacy regulatory agency dedicated to enforcing the CCPA and CPRA to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CPRA’s provisions will become effective in most material respects on January 1, 2023. Other states are exploring similar legislative developments, which creates the potential for a patchwork of overlapping but different state laws. The data privacy regulatory environment in the United States generally may be becoming more robust with more stringent privacy legislation throughout the United States, which could increase our potential liability and adversely affect our business, results of operations, and financial condition. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, and in June 2021, Colorado passed the Colorado Privacy Act, comprehensive privacy statutes that share similarities with the CCPA and CPRA and are set to become effective on January 1, 2023 and July 1, 2023, respectively. Many other states are currently reviewing or considering the need for greater regulation of the collection, sharing, use and other processing of personal information, and there remains increased interest at the federal level as well, with Congress considering a number of comprehensive data privacy and security laws proposals in recent years. We cannot yet determine the impact such future laws, regulations and standards may have on our business or operations or even if they will apply to us, but the enactment of such laws could impose conflicting requirements that would make compliance challenging, and they could increase our costs of compliance, impose additional operational burdens and have an adverse effect on our business, results of operations and financial condition.

Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection, retention, storage, use, sharing, disclosing and other processing of personal information obtained from individuals located, or business operating, in such countries. For example, the EU’s General Data Protection Regulation (the “GDPR”) became effective on May 25, 2018, and has resulted and will continue to result in significantly greater compliance burdens and costs for companies with customers, users or operations in the EU. Under the GDPR, fines of up to 20 million Euros or up to 4% of the annual global revenues of the infringer, whichever is greater, can be imposed for violations and enforcement can result in data processing bans and other administrative penalties. The GDPR imposes several stringent requirements for organizations that control or process personal information, and could make it more difficult or more costly for us to use and share personal information in the ordinary course of our business. The European Union is also considering or has already passed other laws and regulations relating to data protection. For example, the European Union is considering another draft data protection regulation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, which would replace the current ePrivacy Directive and addresses topics such as unsolicited marketing and cookies. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation has been delayed. Recent discussions were cancelled due to the COVID-19 pandemic, further delaying enactment of this regulation, the details of which remain in flux. In addition, the U.K.’s exit from the EU, and ongoing developments in the U.K., have created uncertainty with regard to data protection regulation in the U.K. As of January 1, 2021, following the expiry of transitional arrangements agreed to between the U.K. and EU, data processing in the U.K. is governed by a U.K. version of the GDPR (combining the GDPR and the U.K.’s Data Protection Act of 2018), exposing us to two parallel regimes, each of which authorizes similar fines and potentially divergent enforcement actions for certain violations.

On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) issued its judgment in Data Protection Commissioner v Facebook Ireland Limited, Maximillian Schrems (Case C-311/18) (“Schrems II”), which invalidated the EU-U.S. Privacy Shield with immediate effect, while upholding the European Commission’s standard contractual clauses (“SCCs”) as a means for legitimizing the transfer of personal data by U.S. companies doing business in the EU from the European Economic Area (the “EEA”) to the U.S. While the use of such SCCs was upheld, the CJEU held that compliance with the SCCs must be closely monitored by parties and the data exporter relying on them must perform a case-by-case assessment as to whether the laws of the country of importation of personal data provide adequate protection, as under EU data protection laws. The decision in Schrems II is likely to impact our current and planned business activities which involve transfers of personal data outside of the EEA (both intra-group and to third parties) and will require ongoing monitoring of the latest legal and regulatory developments and as such, may involve compliance costs to address any changes required.

Furthermore, on June 4, 2021, the European Commission adopted new Standard Contractual Clauses, which became effective on June 29, 2021 and impose on companies additional obligations relating to data transfers, including the obligation to conduct a transfer impact assessment and, depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. The new Standard Contractual Clauses also introduce the possibility of transfer of personal data from data processors in the EU to data controllers outside the EU. If we elect to rely on the new Standard Contractual Clauses for data transfers, we may be required to incur significant time and expend significant resources to update our contractual arrangements and to comply with new obligations. If we are unable to implement a valid mechanism for personal data transfers from the EU, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EU. Inability to export personal data may also restrict our activities outside the EU, limit our ability to collaborate with partners as well as other service providers, contractors and other companies outside of the EU, and require us to increase our processing capabilities within the EU at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations—any or all of which could adversely affect our operations or financial results. Ongoing legal challenges to the SCCs may render them invalid or could result in further limitations on the ability to transfer data across borders. As described above, similar concerns may apply to transfers of personal data out of the U.K. Additionally, certain countries have passed or are considering passing laws requiring data localization, which could increase the cost and complexity of delivering our services and operating our business.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and, if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyber Administration of China (“CAC”). Although we do not believe we would be considered a “critical information infrastructure operator,” the exact scope remains unclear due to the lack of further interpretations. On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) (the “July Measures”) aiming to replace the existing Measures for Cybersecurity Censorship upon its enactment. The draft July Measures extend the scope of cybersecurity reviews to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country. Although we believe we should not be subject to cybersecurity reviews, in the event we become subject to a review, we may be required to suspend our operations or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company as well as the possible diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC Data Security Law (the “Data Security Law”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on a data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. After the Data Security Law takes effect, if our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and, under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits.

Data privacy and security are active areas and new laws and regulations are likely to be enacted. We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection, breach notification and information security in the United States, the European Union and other jurisdictions in which we operate, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. The cost of continued monitoring of new proposed and enacted laws could be substantial. Because global laws, regulations, industry standards and other legal obligations concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our business may not be, or may not have been, compliant with each such applicable law, regulation, industry standard or other legal obligation.

Further, any significant change to or changes in the interpretation of applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of our current/prospective Network Members’ or Clients’ personal data, or any changes regarding the legal bases on which personal data may be processed, could increase our costs, require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process Network Member, prospective Network Member, Client, or prospective client personal data. This could have a serious adverse effect on our ability to recruit new Network Members, engage existing Network Members, service Client projects, and market our services to prospective Clients. Any potential new data offerings would likely be subject to these laws, regulations and industry practices and should those change, the costs of compliance could impact the profitability and viability of those new offerings.

Although we believe we take reasonable efforts to comply with all applicable laws and regulations with respect to security of our own systems, networks and data, we rely on vendors and other third-party service providers, and while we have vetting practices in place and contractual protections, we have no ability to control our vendors’ or other third-party service providers’ systems, policies and practices or ensure that there are adequate safeguards in place with respect to these systems. There can be no assurance that we will not be subject to regulatory action, including fines, in the event of an incident or actual or perceived non-compliance. We also strive to comply with applicable industry standards and codes of conduct relating to privacy and information security, and are subject to the terms of our own privacy policies and privacy-related obligations to third parties. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. Our publication of our privacy policies and other public statements we provide about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. In addition, governmental agencies also may request or take data for national security or informational purposes and can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business. Any actual or perceived failure by us to comply with current or future laws, regulations or other legal obligations, our privacy policies, our privacy-related obligations to Clients, Network Members or other third parties, our data disclosure and access request obligations, industry standards, or any compromise of security that results in the unauthorized disclosure, transfer or use of personal or other information, may result in governmental enforcement actions, litigation, claims for damages by affected individuals, fines or other liabilities, or negative publicity, including public statements critical of us by consumer advocacy groups or others and could cause our Clients to lose trust in us, which could have an adverse effect on our business.

The Loss of One or More Members of Our Senior Management Team or Key Employees may Adversely Affect Our Ability to Implement Our Strategy.

We depend on our experienced management team and the loss of one or more key executives could have a negative impact on our business. We may not be able to attract or retain members of our senior management or key employees due to the competition for such personnel or other reasons. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have granted and may continue to grant stock-based compensation awards that vest over time. The value of such awards is significantly affected by movements in our stock price, and such awards may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain members of our senior management team and other key employees, such persons may terminate their employment with us on short notice. We do not maintain “key person” insurance policies. An inability to attract and retain sufficient managerial personnel who have industry experience and relationships could impair our business operations or limit or delay our strategic efforts, which could have a material adverse effect on our business, results of operations and financial position.

We Face Risks Related to Actual or Threatened Health Epidemics, Such as the COVID-19 Pandemic and Other Outbreaks, which Have Disrupted Our Business.

The COVID-19 pandemic has had an adverse impact on our operations and revenue growth as well as on the operations and financial performance of many of our customers, and the duration and extent to which the COVID-19 pandemic will continue to affect our and our Clients’ operations, financial performance, results of operations, achievement of strategic objectives, and/or stock price remains uncertain. The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected, and could again adversely affect, our operations, financial performance and demand for our services in certain markets in which we operate. Additionally, the COVID-19 pandemic resulted in, and may continue to result in, a substantial curtailment of business activities (including the decrease in demand for a broad variety of services both regionally and globally), weakened economic conditions, significant economic uncertainty and volatility in the financial markets.

The COVID-19 pandemic has subjected our operations and financial performance to a number of risks that may have a material adverse impact on our business, results of operations and financial position, including, but not limited to those discussed below:

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Cost-saving measures by our Clients have adversely affected, and could again adversely affect, their ability or willingness to interact with Network Members, attend our conferences, purchase our services or engage our consultants. Such measures also lengthened payment terms in some of our contracts and negatively affected retention rates. Such measures could also reduce the duration of some of our subscription contracts and delay purchasing decisions of potential Clients.

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We temporarily closed all of our offices at different points throughout 2020 and 2021 around the world and implemented significant travel restrictions. Though many of our employees continue to work remotely, these changes impact the normal operation of our business. Although we have plans to reopen most offices in the summer and fall of 2021, reopening is subject to many factors outside of our control and we expect a significant percentage of our employees to continue work remotely some or all of the time in the immediate future. As a result, we cannot predict with certainty when or how we will begin to lift the actions put in place as part of our business continuity plans, including work from home protocols and travel restrictions.

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Our management is focused on mitigating the effects of COVID-19 on our business, which has required and will continue to require a substantial investment of time and may delay other value-added services.

Additionally, we face challenges from evolving factors related to the COVID-19 pandemic that are not within our control, remain uncertain and to which we may not effectively respond. For example, our operations span numerous locations around the world, and many local governments and countries have imposed or may impose various restrictions on our employees, partners and customers’ physical movement to limit the spread of COVID-19. These restrictions are constantly changing, and we cannot predict how long and to what extent they will continue. In addition, COVID-19 could heighten the other risks to which our business is subject, including those described in this “Risk Factors” section. Moreover, COVID-19 could adversely impact our subscription-based business model (which accounts for a significant portion of our revenue). The effect of COVID-19 on our subscription-based model may not be fully reflected in our results of operations until future periods.

The Profitability and Success of Our In-person Events are Subject to External Factors Beyond Our Control.

We host certain live engagements throughout the year that respond to shifts in the market, from roundtables and teleconferences to custom workshops and focus groups. While we successfully pivoted some of our content to virtual and on-demand formats starting in the second quarter of 2020, we expect our events revenues will continue to be negatively impacted until in-person conferences can be held at full capacity and on a full schedule. Moreover, our Clients that typically attend these conferences may have pandemic-related travel restrictions in place or personal changes in travel practices and preferences that could affect attendance once these conferences resume. At this time, we also cannot predict what additional measures will be required to hold in-person events safely. These safety requirements would likely cause us to incur additional costs and may limit the number of participants at our in-person events. In addition, perceived or actual spread of COVID-19 at one of our events could cause reputational damage. The safety of our Network Members and Clients remain our top priority so future in-person conferences will be held only if we determine the relevant impacts of COVID-19 have sufficiently receded in the jurisdictions where our conferences are to be held.

The market for desirable dates and locations for our events, conference roundtables and private meetings has historically been highly competitive. As some of our events occur around the time and place of major industry conferences, there is a risk our events will be limited in availability and accessibility based on capacity limits, the approach and schedule of the industry conference organizers and other factors outside of our control. We also face the challenge of procuring venues that are sizeable enough at a reasonable cost to accommodate some of our major activities. As we resume in-person events, if we cannot secure desirable dates and suitable venues for our events the profitability for these events will suffer, and our financial condition and results of operations may be adversely affected. In addition, because our events are scheduled in advance and held at specific locations, the success of these activities can be affected by circumstances outside of our control in addition to the COVID-19 pandemic, such as the occurrence of or concerns related to labor strikes, transportation shutdowns and travel restrictions, economic slowdowns, reductions in government spending, geopolitical crises, terrorist attacks, war, weather, natural disasters, communicable diseases and other occurrences impacting the global, regional, or national economies, the occurrence of any of which could negatively impact the success of the conference or meeting.

U.S. Regulatory Bodies may be Limited in Their Ability to Conduct Investigations or Inspections of Our Operations in China.

Any disclosure of documents or information located in China to foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations can be honored by us, by entities who provide services to us or by entities with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our locations in China by any of these regulators may be limited or prohibited.

The Rules and Regulations and the Enforcement Thereof in China Can Change Quickly with Little Advance Notice. The Chinese Government May Intervene or Influence Our Operations At Any Time, Which Could Result in a Material Change in Our Operations and in the Value of Your Common Stock.

A small portion of our operations are conducted in China. For instance, 7.2% and 6.8% of our total revenue was from our Greater China Business Unit, which includes Mainland China, Hong Kong and Taiwan, for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively. Accordingly, our business, results of operations and financial position are affected to an extent by economic, political and legal developments and the social conditions in China.

China’s economy differs from other economies in many respects, including the extent of government oversight, involvement, discretion, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government exercises significant oversight and discretion with respect to multinational companies in particular. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

The Chinese government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. Our business, results of operations and financial position could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The rules and regulations and the enforcement thereof in China can change quickly with little advance notice. While we believe we currently have all requisite permissions from Chinese authorities to operate in China as we do currently and no permissions have been denied, we cannot assure you that this will continue to be the case, and any failure to obtain new permissions or renew existing permissions may have a negative impact on our business. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and in the value of our common stock.

We are Subject to Certain Risks Related to Our Potential Growth Through Acquisitions.

While we have grown organically almost exclusively to date, we may grow through acquisitions and strategic investments in the future, which could involve substantial unanticipated risks or liabilities, including the potential to disrupt our operations. We could acquire or make significant investments in businesses that offer complementary services or otherwise support our growth objectives. The risks involved in each potential acquisition or investment include:

•	the possibility of paying more than the value we derive from the acquisition or investment;

•	dilution of the interests of our current stockholders should we issue stock in the acquisition;

•	decreased working capital, increased indebtedness, the assumption of undisclosed liabilities and unknown and unforeseen risks;

•	the possible inability to retain key personnel of the acquired company;

•	the possible inability to integrate the business of the acquired company, increase revenue or fully realize anticipated synergies;

•	the possible negative impacts on our revenue due to the time needed train the sales force to market and sell the services of the acquired business; and

•	the potential disruption of our ongoing business and the distraction of management from our day to day business.

We also face competition in identifying acquisition targets and consummating acquisitions. The realization of any of these risks could adversely affect our business.

We may Face Liability for Hosting a Variety of Tortious or Unlawful Materials.

In the U.S., Section 230 of the Communications Decency Act (“Section 230”) generally limits websites’ legal liability for user-generated content. Thus, our potential liability for hosting tortious and otherwise illegal content is limited. However the immunities conferred by Section 230 could be narrowed or eliminated through amendment, regulatory action or judicial interpretation. For example, in 2020, various members of Congress introduced bills to limit Section 230 and a petition was filed by a Department of Commerce entity with the Federal Communications Commission to commence a rulemaking to further limit Section 230.

While we generally host a limited amount of online content, these offerings may grow over time and any changes to Section 230 or judicial interpretations narrowing its protections may subject us to increased risk, increased costs of compliance and limits on the operation of certain parts of our business.

We Face Risks Related to Existing and Potential Litigation.

We are, and in the future may be, subject to a variety of legal actions, including, but not limited to actions related to general corporation tax, insider trading, misuse of confidential information, employment, breach of contract, intellectual property, privacy and business torts, including claims of unfair trade practices and misappropriation of trade secrets. Given the nature of our business, we are also subject to defamation (including libel and slander), negligence or other claims. Regardless of the merits of any claim and despite vigorous efforts to defend any such claim, claims can affect our reputation, and responding to any such claim could be time consuming, result in costly litigation and require us to enter into settlements, royalty and licensing agreements which may not be offered or available on reasonable terms. If a claim is made against us that we cannot defend or resolve on reasonable terms, our business, results of operations and financial position could be materially adversely affected.

We may Not be Able to Maintain Sufficient Insurance to Cover Us for Potential Litigation or Other Risks.

We may not be able to obtain or maintain sufficient insurance on commercially reasonable terms or with adequate coverage levels against potential liabilities we may face in connection with potential claims, which could have a material adverse effect on our business. We may face a risk of loss from a variety of claims, including related to securities, antitrust, contracts, cybersecurity, fraud and various other potential claims, whether or not such claims are valid. Insurance and other safeguards might only partially reimburse us for our losses, if at all, and if a claim is successful and exceeds or is not covered by our insurance policies, we may be required to pay a substantial amount in respect of such successful claim. Certain losses of a catastrophic nature, such as losses arising as a result of wars, earthquakes, typhoons, terrorist attacks or other similar events, may be uninsurable or may only be insurable at rates that are so high that maintaining coverage would cause an adverse impact on our business. In general, losses related to terrorism are becoming harder and more expensive to insure against. Some insurers are excluding terrorism coverage from their all-risk policies. In some cases, insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can greatly increase the total cost of casualty insurance for a property. As a result, we may not be insured against terrorism or certain other catastrophic losses.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain effective internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to implement or maintain effective internal control over financial reporting, we may be unable to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

In connection with the preparation of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting as of December 31, 2020 as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not design and maintain effective controls related to the period-end financial reporting process. Specifically, we did not design and maintain adequate controls over the preparation and review of account reconciliations, completeness of journal entries, and completeness and accuracy of disclosures. Additionally, we did not design and maintain effective controls to ensure adequate segregation of duties within our financial reporting function. Specifically, (i) certain personnel have the ability to create and post journal entries within our general ledger system, and (ii) we did not have a formalized process to identify segregation of duties conflicts and controls to mitigate such conflicts.

These material weaknesses resulted in immaterial audit adjustments to our consolidated financial statements for the periods ended December 31, 2020 and 2019, respectively.

Additionally, we did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (i) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT control deficiencies did not result in a misstatement to our consolidated financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports). Accordingly, management has determined these IT control deficiencies in the aggregate constitute a material weakness.

Additionally, each of the material weaknesses described above could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

To address these material weaknesses, we have commenced actions to improve our period end reporting process and IT general controls. In particular, we are implementing comprehensive access control protocols for our enterprise resource planning environment in order to implement restrictions on user and privileged access to certain applications, establishing additional controls over the preparation and review of journal entries, implementing controls to review the activities for those users who have privileged access and program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be negatively impacted, we may be unable to maintain compliance with securities law requirements in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result.

Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Exchange Act, and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will first be required to audit the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an “emerging growth company”. We will also be required to disclose changes made in our internal control over financial reporting on a quarterly basis. Any failure to maintain effective disclosure controls and procedures and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our common stock.

If we fail to establish and maintain effective internal control over financial reporting, we may not be able to report our financial results accurately, which could have a material adverse effect on our business, results of operations and financial position.

Ensuring that we have adequate internal control over financial reporting so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. SEC rules and regulations require public companies to conduct an annual review and evaluation of their internal control over financial reporting and requires an annual audit of the effectiveness of internal control over financial reporting by independent auditors. We would be required to perform the annual review and evaluation of our internal control over financial reporting no later than for fiscal 2022. We initially expect to qualify as an emerging growth company, and thus, we would be exempt from the auditors’ annual audit requirement until such time as we no longer qualify as an emerging growth company. Regardless of whether we qualify as an emerging growth company, we will still need to implement appropriate internal control over financial reporting in order to satisfy the reporting requirements under the Exchange Act and applicable Nasdaq requirements, among other items. Establishing these internal controls will be costly and may divert management’s attention.

Evaluation by us of our internal control over financial reporting may identify additional material weaknesses that may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of Nasdaq rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we were to report additional material weaknesses in our internal control over financial reporting. This could have a material adverse effect on our business, results of operations and financial position and could also lead to a decline in the price of our common stock.

Risks Related to Our Markets and Industry

The Market in Which We Participate is Highly Competitive.

The market for our services is highly competitive and evolving rapidly. There are low barriers to entry and the market’s growth has made it attractive for existing market participants to expand their businesses and for new companies to enter the market, which could lead to commoditization or specialization and harm our ability to increase revenue, secure subscriptions for our services and maintain profitability. Our success depends on our ability to retain and grow our existing customers and sell our services, primarily on a subscription basis, to new customers.

If existing or new companies develop, market or offer competitive services, acquire one of our competitors, form a strategic alliance with one of our competitors, develop technology that provides higher quality or lower cost services or develop products that are differentiated from existing offerings, our ability to attract new customers or retain existing customers could be adversely impacted and our results of operations could be harmed. In particular, many similarly situated companies could consolidate or aggregate with competitive or complementary businesses in our sector to provide similar services to Clients on a broader scale. If the market for our services develops more slowly than we expect, or if our competitors combine to increase their scale, it could reduce demand for our platform, and our business, results of operations and financial position would be adversely affected.

While we are currently a leader in our industry, our potential competitors may have more financial, technical, marketing and other resources and greater name recognition than we do. Smaller or more localized competitors may be better able to respond quickly to new technologies or devote greater resources to the development, promotion, sale and support of their services. We cannot assure you that our Clients will continue to use our services or that we will be able to replace, in a timely manner or at all, departing Clients with new Clients that generate comparable revenue.

We believe that our ability to compete successfully in our market depends on a number of factors, both within and outside of our control, including: (i) the price, quality, speed, compliance and value of our services as compared to those of our competitors; (ii) our ability to recruit, retain and interact with highly qualified Network Members; (iii) our ability to recruit, train and retain highly qualified and productive employees; (iv) the number and nature of our competitors; (v) the emergence of new technologies including artificial intelligence and machine learning; (vi) the regulatory environment; and (vii) general market and economic conditions. The competitive environment could result in price reductions that could result in lower profits and loss of market share. If we are unable to compete successfully against our current and future competitors, we may not be able to retain and acquire customers and our business, results of operations and financial position could be adversely affected. While we have invested considerable resources and effort on quality and our compliance infrastructure, if Clients believe they have sufficiently in-sourced or outsourced quality and compliance capabilities, regardless of the effectiveness of those efforts relative to ours, that could further cause Clients to use less expensive, lower quality competitors with a less robust compliance infrastructure or engage experts directly. This risk is magnified for Clients outside of financial services or outside of locations with robust regulatory frameworks and enforcement, if they do not perceive as much risk in engaging experts, and therefore may not value our compliance framework. In fact, our compliance standards may limit our growth prospects in certain markets or geographies, which could adversely impact our business, results of operations and financial condition, and may impair our ability to compete successfully against current or potential competitors who have different compliance standards.

Client Use of Proprietary or Third-party Platforms could Reduce Demand for Our Services and Reduce Compliance Standards in Our Industry.

We have a large number of competitors and many of our Clients will leverage multiple providers simultaneously, either directly or through proprietary or third-party platforms. In these instances, speed is of the utmost importance as some Clients will utilize and credit the provider that responds first. This approach deemphasizes quality and compliance standards, two areas in which we believe we excel and could lead to the sharing and copying of our proprietary data. In the past, we have terminated at least one relationship with a client due to these concerns. We will continue to convey to Clients the imperative of quality services and a robust compliance infrastructure, which have made us the market leader. We may need to find ways to execute on projects more quickly—while maintaining our quality and compliance standards—in order to compete on these projects. Should we be unsuccessful in this regard, Clients may choose speed and perhaps cost at the expense of quality and compliance, which could undermine the value of our offerings, diminish our ability to charge higher prices for our higher quality services, our revenue growth and profitability, damage our competitive position within the industry, and increase the likelihood of compliance issues arising in the industry.

Clients and Potential Clients may Choose to Utilize Experts or Discover Insights Directly.

Clients and potential Clients have and could continue to use the internet, available databases, business networking, and social media sites to find expertise or insights directly as an alternative to using our services. If the insights our Clients seek are available at no cost or very low costs on the internet or through other resources, our Clients may rely on such resources rather than our platform. Advances in tools or technology, including artificial intelligence machine learning and algorithms, increased ability to scrape publicly available data and additional functionality offered by databases, business networking, and social media sites and other internet resources could enhance Clients’ and potential Clients’ ability to source and engage with industry experts directly or find insights without direct or indirect interaction with experts. While this has occurred to some degree for many years, a significant increase in this direct use of experts by Clients or the use of databases, the internet and other resources as an alternative means to find insights could have a material adverse impact on our revenue and profitability.

The Market for Our Services is Growing Rapidly and Evolving. If Our Market Share Develops Slower or Differently Than We Expect, Our Business, Results of Operations and Financial Position would be Adversely Affected.

The substantial majority of our revenue has been derived from subscriptions for our services, which span a number of different formats and methods of delivery, including virtual interactions (calls, teleconferences and intermediated interactions), data and analysis (surveys, written reports and research projects), on-demand visits from Network Members and roundtable events. We expect that this will continue to be our primary source of revenue for the foreseeable future and that our revenue growth will to some degree depend on increasing our Client base. The market for our services is an emerging market, and our potential Clients may not begin using our services as quickly as we expect, which would reduce our growth potential. We are an industry pioneer, so historically we have grown more slowly than the market. If we do not eventually grow at the pace of our peers, loss of market share would have an adverse effect on scale advantages, cost structure and brand.

The majority of our customers generally enter into subscription agreements with a one-year subscription term and have no obligation to renew their subscriptions after the expiration of their initial subscription period. Moreover, our customers that do renew their subscriptions may renew for lower subscription or usage amounts or for shorter subscription periods. As a result, our past wallet retention rates may not be indicative of our future wallet retention rates, and our wallet retention rates may decline or fluctuate in the future as a result of a number of factors, including customer satisfaction with our products and services, our prices and the prices offered by competitors, reductions in customer spending levels and general economic conditions.

In addition, our revenue may not necessarily grow at the same rate as subscription spending. As the market for our services matures, growth in spend may outpace growth in our revenue due to a number of factors, including pricing competition, discounts and shifts in mix of formats and methods of delivery. Market dynamics and competition may lead to an unbundling of our services and reduce our ability to secure subscriptions for access to our services. In addition, mergers, consolidation or contraction of our Clients also could directly impact the number of Clients and prospective Clients and users of our products and services. If our Clients merge with or are acquired by other entities that are not our Clients, or that use fewer of our products and services, they may discontinue or reduce their use of our products and services.

The profitability and ability to secure and renew subscriptions can vary by product offering and by region. A significant change in the product breakdown and geographic location of our revenue could reduce our profitability. In addition, any such fluctuations, even if they reflect our strategic decisions, could cause our performance to fall below the expectations of securities analysts and investors, and adversely affect the price of our common stock.

Our Estimate of the Size of Our Market may Prove to be Inaccurate.

It is difficult to estimate the size of the market and predict the rate at which the market for our products and services will grow, if at all. While our market size estimate was made in good faith and is based on assumptions and estimates we believe to be reasonable, this estimate may not be accurate. If our estimates of the size of our addressable market are not accurate, our potential for future growth may be less than we currently anticipate, which could have a material adverse effect on our business, financial condition and results of operations.

Our End Market Customer Concentration is the Financial Services Industry, and Uncertainty in the Global Economy or Other Disruptions to the Financial Services Industry may Materially Impact Our Business, Results of Operations and Financial Position.

Many of our Clients are investment banks, asset managers, wealth advisors and other multi-national financial services entities. Their businesses are influenced by global economic conditions such as volatility in the financial markets and other business and regulatory conditions in the financial services industry. Uncertainty stemming from these conditions could negatively impact our Clients, which could cause a corresponding negative impact on our business results if engagement for our services is put on hold or the volume of services we are providing to the financial services sector is diminished. The decision on the part of large institutional Clients to purchase our services often requires management-level sponsorship and typically depends upon the size of the client, with larger Clients having more complex and time-consuming purchasing processes. Uncertainties in the financial markets may cause Clients to remain cautious about capital and data content expenditures, particularly in uncertain economic environments. Negative market events outside of our control may increase this risk as it may curtail our Client’s spending and lead them to delay or defer engagement decisions or product service implementations, or cause them to cancel or reduce their spending with us, which could negatively impact our revenues and future growth. In addition, difficult market conditions and economic trends have historically resulted in intervention in financial institutions and markets by governments throughout the world, including in the United States.

In recent years, there have been proposed and effectuated changes to the insider trading and market abuse laws, case law and enforcement regimes in various jurisdictions in which our Clients and we operate. The new Chairman of the U.S. Securities and Exchange Commission has indicated that examination and enforcement resources will continue to be devoted to a focus on insider trading. While, given our reputation as a leader in compliance and our compliance infrastructure, such changes may at times drive more client work to our platform, to the extent that these changes create uncertainty for Clients or reduce their overall spend on research, they could have a material adverse impact on our revenue and profitability. Increased regulatory requirements (and the associated compliance costs), whether due to the adoption of new laws and regulations, changes in existing laws and regulations, an adverse review or determination by any applicable judicial or regulatory authority or more expansive or aggressive enforcement of existing laws and regulations, may have a material adverse effect on our business, financial condition or results of operations.

Similarly, there has been regulatory scrutiny and changes regarding how investment firms can pay for research, including the process for paying for research using client commissions, and the definitions of research. If legislative or regulatory changes or changes in norms and the expectations of our Clients increase costs or friction for our Client base, their budget for research services may decline, which may adversely affect our business, results of operations and financial position.

Risks Related to Intellectual Property and Technology

If We are Unable to Obtain, Maintain, Protect and Enforce Our Intellectual Property, Including Our Trade Secrets, or if the Scope of Our Intellectual Property Protection is Not Sufficiently Broad, Others may be Able to Develop and Commercialize Services Substantially Similar to Ours, and Our Ability to Successfully Commercialize Our Services may be Compromised or Disrupted, which may Reduce Our Revenue or Profitability.

Our success depends in part on our ability to obtain, maintain, protect and enforce our intellectual property rights, proprietary technology, and confidential information, including trade secrets and rights in data we have created and compiled, such as the Network Member profiles we create, which include professional biographical information, a description of each Network Member’s knowledge base and areas of expertise and their conflicts, and information we collect about our Clients, including their consulting preferences and areas of interest. We rely upon a combination of trademark, copyright, trade secret, and unfair competition laws in the U.S. and similar laws in other countries, as well as confidentiality procedures, cybersecurity practice, confidentiality, non-disclosure, assignment of invention, and license agreements and other contractual provisions, to establish and protect our rights.

However, the laws governing these forms of protection are subject to change at any time and vary across jurisdictions, and certain agreements may not be fully enforceable, which could limit our ability to protect our intellectual property rights, including in our data. Despite our best efforts to obtain, maintain, protect and enforce our intellectual property rights and other proprietary rights, we cannot assure you that the steps taken by us to protect our such rights will be adequate to: (i) prevent or deter infringement, misappropriation or other violation of our trademarks, copyrights or other intellectual property rights by others; (ii) prevent others from independently developing services similar to, or duplicative of, ours; or (iii) permit us to gain or maintain a competitive advantage. The unauthorized use, infringement, misappropriation, unauthorized disclosure or other violation of our intellectual property could damage the goodwill we have created for our company, which could have an adverse impact on our revenue and profitability. Detecting unauthorized or infringing uses may also pose a challenge. Moreover, we cannot provide any assurance that our competitors will not independently develop services that are substantially equivalent or superior to our services or design around our intellectual property rights and other proprietary rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we may have no ability to prevent such competitor or third party from using them to compete with us, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.

While we endeavor to enter into agreements with our employees and contractors to limit access to and disclosure of our confidential intellectual property, we cannot guarantee that such agreements will sufficiently protect our confidential intellectual property and data, including trade secrets. Ensuring adherence to these agreements can be a challenge, particularly after employees and contractors end their relationships with us.

Enforceability of these agreements is not guaranteed, particularly in certain jurisdictions, and there is the potential for future legislation (including the implementation of the July 9, 2021 Executive Order on Promoting Competition in the American Economy) which might further limit our ability to protect our intellectual property through these agreements. Prosecuting a claim that a party illegally disclosed or misappropriated a trade secret, or infringed other intellectual property rights, can be difficult, expensive and time-consuming, and the outcome is unpredictable.

We may, over time, need to increase our investment in protecting our intellectual property rights through additional trademark and other intellectual property filings, which could be expensive and time-consuming. We may not be able to obtain protection for our services and even if we are successful in obtaining trademark, trade secret, copyright or other intellectual property protections, it can be expensive to maintain these rights, and the time and costs required to defend our rights could be substantial. Moreover, intellectual property protection in jurisdictions outside of the United States may not be available to the same extent as in the U.S. and filing, prosecuting and defending our intellectual property in all countries throughout the world may be prohibitively expensive. The lack of adequate legal protections of intellectual property or failure of legal remedies for related actions in jurisdictions outside of the United States could have an adverse effect on our business, results of operations, and financial condition, including materially and adversely affecting our reputation in the United States and causing our sales to decline.

Ultimately, the measures we take may not be sufficient to offer us meaningful protection or provide us with competitive advantages. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, misappropriated or violated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or to otherwise provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of some of our offerings or other competitive harm.

If Our Trademarks and Trade Names are Not Adequately Protected, We may Not be Able to Build Name Recognition in Our Markets of Interest and Our Competitive Position may be Harmed.

If we apply to register trademarks in the U.S. and other countries, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be enforced or enforceable. In addition, the registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition.

Opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In addition, third parties may file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. Moreover, third parties may file first for our trademarks in certain countries. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition for our services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Any Claim of Infringement, Misappropriation or Violation of Another Party’s Intellectual Property Rights could Cause Us to Incur Significant Costs and to Cease the Commercialization of Our Services, which could Have a Material and Adverse Effect on Our Business, Financial Condition and Results of Operations.

We cannot guarantee that the operation of our business does not, and will not in the future, infringe, misappropriate or violate the rights of third parties, and from time to time we may be subject to claims of infringement, misappropriation or other violation of intellectual property rights and related litigation. Any such litigation, regardless of merit, is inherently uncertain and can be time-consuming and result in substantial costs, diversion of our resources, and distraction of management, causing a material and adverse effect on our business, financial condition and results of operations. If we are found to infringe, misappropriate or violate the rights of a third party, we may be forced to stop offering, or to rebrand or redesign, certain products or services, to pay damages or royalties, and to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

Additionally, in certain of our agreements with Clients and other third parties, we agree to indemnify them for losses related to, among other things, claims by third parties of intellectual property infringement, misappropriation or other violation. Such Clients or other third parties may in the future require us to indemnify them for such infringement, misappropriation or violation, breach of confidentiality or violation of applicable law, among other things. Although we normally seek to contractually limit our liability with respect to such obligations, some of these indemnity obligations may provide for significant liability and some may survive termination or expiration of the applicable agreement. Any legal claims from customers or other third parties could result in substantial liabilities, reputational harm, or the delay or loss of market acceptance of our products, and could have adverse effects on our relationships with such customers and other third parties.

We may Become Involved in Lawsuits to Protect or Enforce Our Intellectual Property Rights, which could be Expensive, Time Consuming and Unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. Monitoring unauthorized use of our intellectual property rights is difficult and costly. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property rights. However, the steps we have taken to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property rights. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our services.

We are, and may in the future become, involved in lawsuits to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit we bring to enforce our intellectual property rights, a court may rule in an adverse manner, including by refusing to stop the other party from using the intellectual property, technology or information at issue on grounds that our rights do not cover it. Further, in such proceedings, the defendant could counterclaim that our intellectual property rights are invalid or unenforceable and the court rule in an adverse manner, potentially limiting our intellectual property rights. The outcome in any such lawsuits are unpredictable. Even if resolved in our favor, such lawsuits may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. We may not have sufficient financial or other resources to conduct any such litigation or proceedings adequately, and some of our counterparties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial effect on the price of our common stock. Moreover, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Successful Cyberattacks and the Failure of Our or Our Third-party Vendors’ and Service Providers’ Cybersecurity Systems and Procedures could Have a Material Adverse Impact on Our Reputation as Well as Our Business, Financial Condition or Results of Operations.

Cybersecurity threats and attacks are increasingly prevalent and may take on a variety of forms, ranging from inadvertent disclosures or acts by employees to purposeful attacks by individuals and groups of hackers and even sophisticated organizations, including nation state and state-sponsored actors. Cybersecurity risks may result from a variety of increasingly sophisticated vectors, including malware, viruses, worms and other malicious software programs, phishing attacks, social engineering, distributed denial of service attacks, hacking or other significant security incidents (e.g., ransomware attacks) targeted against information technology infrastructure and systems, any of which could result in (i) disclosure, unauthorized access to, or corruption of data, including personal information, confidential information and proprietary information, including trade secrets and (ii) interruptions in the ability to operate our business. Any of the foregoing could subject us to liability or damage our reputation. In addition, as the techniques used to obtain unauthorized access or sabotage systems change frequently and may not be identified until they are first launched against a target, despite our efforts to secure our technology infrastructure, data, equipment and systems, we may be unable to anticipate all attacks or to implement adequate preventative measures against them.

Like many multinational corporations, we, and some vendors and service providers upon which we rely, have experienced cyberattacks on our computer systems and networks in the past and may experience them in the future, likely with more frequency and sophistication, and involving a broader range of devices and modes of attack, all of which will increase the difficulty of detecting and successfully defending against them. To date, none has resulted in any material adverse impact to our business, results of operations and financial position. We have implemented various security controls that seek to both meet our security compliance obligations and defend against constantly evolving security threats. Our security controls seek to help to secure our information systems, including our computer systems, intranet, proprietary websites, email and other telecommunications and data networks, and we seek to scrutinize the security of outsourced third-party website and service providers prior to retaining their services. Additionally, due to the current COVID-19 pandemic, there is an increased risk that we may experience cybersecurity-related incidents as a result of our employees, service providers and other third parties working remotely on less secure systems and environments. Controls employed by our information technology department and our customers and third-party service providers, including cloud vendors, could prove inadequate. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, they are limited in nature and we cannot guarantee that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal information) or enable us to obtain adequate or any reimbursement from our third-party service providers in the event we should suffer any such incidents.

A cyberattack could result in individuals gaining access to highly confidential proprietary data relating to our projects and Clients, including potential targets of interest for acquisitions or business combinations, sensitive information about future market trades and detailed non-public information about our Clients’ or Network Members included in their profiles we maintain. Any unauthorized access, acquisition, use, or destruction of data we collect, store, process or transmit, the unavailability of such data, or other disruptions of our ability to provide services and solutions to our Clients, regardless of whether it originates or occurs on our systems or those of third-party service providers or our Clients, could expose us to significant liability under our contracts, as well as requirements that we notify clients, affected individuals or relevant government agencies about the incident (potentially including providing some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident), regulatory actions, litigation, investigations, remediation obligations, damage to our reputation and brand, supplemental disclosure obligations, loss of client, customer, consumer and partner confidence in the security of our applications, impairment to our business, and corresponding fees, costs, expenses, loss of revenues and other potential liabilities as well as increased costs or loss of revenue or other harm to our business. In addition, if a high profile security breach occurs within our industry, our Clients and potential Clients may lose trust in the security of our systems and information even if we are not directly affected.

We Make Use of Open Source Software in Certain Aspects of Our Operations, Including in Our Proprietary Software, which may Pose Certain Additional Risks to Our Business, Financial Condition and Results of Operations.

We use open source software in connection with certain aspects or our operations, including in our proprietary software that is utilized for internal purposes, as well as to interact with Network Members and Clients through SaaS access, and we anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. While we do not currently use or distribute any of our proprietary software in a manner that we believe would trigger any such obligations, such terms could pose a risk in the future if our business plans change with respect to our use of such proprietary software. The terms of certain open source licenses to which we are, or may in the future be, subject to have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in the future in a manner that imposes unanticipated conditions or restrictions on us. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease using or offering the implicated software or services unless and until we can re-engineer such source code in a manner that avoids infringement. This reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protection regarding infringement claims or the quality of the code. It may become costly and disruptive for us to update our software if open source software we use becomes out of date or is no longer supported. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Intentional or Accidental Disruptions to Our Information Systems or Our Failure to Adequately Support, Maintain, Secure and Upgrade These Systems could Materially and Adversely Affect Our Business, Financial Condition and Results of Operations.

Our business depends significantly upon various information technology systems, including data centers, hardware, equipment, software and applications to manage many aspects of our business and the success of our operations depends upon the secure transmission of confidential and personal information over public networks. Any compromises, shutdowns, failures or interruption of our computer or information technology systems, incidents or failures experienced by our third-party service providers including any of our computer and information technology systems managed thereby, could intentionally or inadvertently lead to delays in our business operations or harm our ability to serve our Clients and families through these channels, which could adversely affect our business, financial condition or results of operations.

Our information technology systems may be subject to damage or interruption from telecommunications problems, data corruption, software errors, fire, flood, global pandemics and natural disasters, power outages, systems disruptions, system conversions, and/or human error. Our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations.

Risks Related to Our Financial Position

We are Exposed to Increases in Interest Rates, which could Reduce Our Profitability and Adversely Impact Our Ability to Refinance Existing Debt, Sell Assets or Engage in Acquisition or Investment Activities, and Our Decision to Hedge Against Interest Rate Risk Might Not be Effective.

We receive a significant portion of our revenues on a subscription basis, while certain of our debt obligations are floating rate obligations with interest and related payments that vary with the movement of LIBOR or other indexes. The generally fixed rate nature of a significant portion of our revenues and the variable rate nature of certain of our debt obligations create interest rate risk. If interest rates rise, the costs of our existing floating rate debt and any new debt that we incur would increase. These increased costs could reduce our profitability, impair our ability to meet our debt obligations, or increase the cost of financing our acquisition or investment activities. An increase in interest rates also could limit our ability to refinance existing debt upon maturity or cause us to pay higher rates upon refinancing.

We may seek to manage our exposure to interest rate volatility with hedging arrangements that involve additional risks, including the risks that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that these arrangements may cause us to pay higher interest rates on our debt obligations than otherwise would be the case. Moreover, we are only partially hedged, and no amount of hedging activity can fully insulate us from the risks associated with changes in interest rates. Failure to hedge effectively against interest rate risk, if we choose to engage in such activities, could adversely affect our business, results of operations and financial position.

Exchange Rate Fluctuations may Materially Affect Our Results of Operations and Financial Condition.

We operate internationally and a meaningful portion of our revenue, expenses, assets and liabilities are denominated in currencies other than the U.S. dollar. In preparing our consolidated financial statements, those revenues, expenses, assets and liabilities are translated into U.S. dollars at applicable exchange rates. Increases or decreases in exchange rates between the U.S. dollar and other currencies affect the U.S. dollar value of those items, as reflected in the consolidated financial statements. We expect that a significant part of our revenues and expenses will continue to be denominated in currencies other than the U.S. dollar, including the Euro, British Pound, Chinese Yuan, Hong Kong Dollar, Singapore Dollar and Indian Rupee. Therefore, unfavorable developments in the value of the U.S. dollar relative to other relevant currencies could adversely affect our results of operations, financial condition and liquidity.

The exchange rates of the U.S. dollar and other currencies are affected by many factors, including forces of supply and demand in the foreign exchange markets and global economic events, such as the COVID-19 pandemic. These rates are also affected by the international balance of payments and other economic and financial conditions, government intervention, speculation and other factors. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar, and even if we engage in hedging operations in the future, there can be no assurance as to the success of any hedging operations that we may implement. Foreign currency fluctuations may adversely affect our results of operations, financial condition and liquidity.

We Face Inflation Risk.

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the past. We continue to monitor the impact of inflation in order to reduce its effects through pricing strategies, productivity improvements, and cost reductions. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through such measures. While our Network Member, employee and other variable costs may increase quickly, our subscription contracts would delay any corresponding price increases. Our inability or failure to manage inflationary pressures could harm our business, financial condition, results of operations and future prospects.

Our Subscription Contracts Can Impact How We Recognize and Report Revenue and Financial Performance.

For a portion of our subscription contracts we recognize revenue ratably over the term of the contract subscription period. As a result, much of the revenue we report each period is the recognition of deferred revenue from contract liabilities entered into during previous periods. Consequently, a decline in new or renewed recurring subscription contracts in any one quarter will not be fully reflected in revenue in that quarter but will negatively affect our revenue and result of operations in future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers may be recognized over the applicable subscription term.

Our Substantial Indebtedness and the Associated Restrictive Covenants could Adversely Affect Our Financial Flexibility and Our Competitive Position.

As of June 30, 2021, we had $959.9 indebtedness outstanding on a pro forma basis after giving effect to the 2021 Amended Credit Facility, all of which was outstanding under the 2021 Amended Credit Facility. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Because borrowings under our term loan facility bear interest at variable rates, any increase in interest rates on debt that we have not fixed using interest rate hedges will increase our interest expense, reduce our cash flow or increase the cost of future borrowings or re-financings. We intend to use some of the net proceeds from this offering primarily to repay a portion of our indebtedness. See “Use of Proceeds.” Our indebtedness could have other important consequences to you and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, growth efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from exploiting business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, our 2021 Amended Credit Facility contains restrictive covenants on us and our restricted subsidiaries that will limit our ability to engage in activities that may be in our best interests. Subject to certain exceptions, we are prohibited from:

•

incurring indebtedness that would exceed the Consolidated Net Leverage Ratio as defined under the 2021 Amended Credit Facility, which covenant was 6.25x at December 31, 2020 stepping up to 7.25x at September 30, 2021 and stepping down to 7.00x at September 30, 2022 and 6.75x at September 30, 2023;

•	creating or incurring any lien on our assets beyond those outstanding on the date of our 2021 Amended Credit Facility;

•	undergoing any division, merger, consolidation, liquidation or dissolution;

•	disposing of any assets or property, other than the issuance and sale of common stock, licensing and other intellectual property and certain permitted investments;

•	making payments on any junior indebtedness;

•	declaring or making any dividend payment;

•	making any investments other than permitted joint ventures and other permitted transactions;

•	entering into certain transactions with affiliates; or

•	changing our accounting or reporting practices, fiscal year or method of determining fiscal quarters.

A failure by us or our subsidiaries to comply with the covenants or to maintain the required Consolidated Net Leverage Ratio contained in our 2021 Amended Credit Facility could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Additionally, a default by us under 2021 Amended Credit Facility or an agreement governing any other future indebtedness may trigger cross-defaults under any other future agreements governing our indebtedness. Upon the occurrence of an event of default or cross-default under any of the present or future agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness is accelerated, there can be no assurance that our assets will be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See “Description of Certain Indebtedness.”

The Phase-out, Replacement or Unavailability of LIBOR and/or Other Interest Rate Benchmarks could Adversely Affect Our Indebtedness.

The interest rates applicable to our 2021 Amended Credit Facility are based on, and the interest rates applicable to certain debt obligations we may incur in the future may be based on, a fluctuating rate of interest determined by reference to the London Interbank Offered Rate (“LIBOR”). In July 2017, the U.K.’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. In response to concerns regarding the future of LIBOR, the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York convened the Alternative Reference Rates Committee (the “ARRC”) to identify alternatives to LIBOR. The ARRC has recommended a benchmark replacement waterfall to assist issuers in continued capital market entry while safeguarding against LIBOR’s discontinuation. The initial steps in the ARRC’s recommended provision reference variations of the Secured Overnight Financing Rate (“SOFR”), calculated using short-term repurchase agreements backed by Treasury securities. At this time, it is not possible to predict whether SOFR will attain market traction as a LIBOR replacement. Additionally, it is uncertain if LIBOR will cease to exist after calendar year 2021, or whether additional reforms to LIBOR may be enacted, or whether alternative reference rates will gain market acceptance as a replacement for LIBOR.

There can be no assurance that we will be able to reach any agreement on a replacement benchmark, and there can be no assurance that any agreement we reach will result in effective interest rates at least as favorable to us as our current effective interest rates. The failure to reach an agreement on a replacement benchmark, or the failure to reach an agreement that results in an effective interest rate at least as favorable to us as our current effective interest rates, could result in a significant increase in our debt service obligations, which could adversely affect our financial condition and results of operations. In addition, the overall financing market may be disrupted as a result of the phase-out or replacement of LIBOR, which could have an adverse impact on our ability to refinance, reprice or amend our 2021 Amended Credit Facility, or incur additional indebtedness, on favorable terms, or at all.

Risks Related to This Offering and Our Common Stock

There was no Public Market for Our Common Stock Prior to this Offering and an Active, Liquid Trading Market for Our Common Stock may not Develop.

Prior to this offering, there has not been a public market for our common stock. Although we expect to list our common stock on Nasdaq, we cannot predict whether an active public market for our common stock will develop or be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling or may not be able to sell any of the shares of our common stock that you purchase. Furthermore, an inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to enter into collaborations or acquire companies or products by using our common stock as consideration.

We Cannot Assure You That Our Stock Price will not Decline or not be Subject to Significant Volatility After this Offering.

The market price of our common stock could be subject to significant fluctuations after this offering. The initial public offering price for our common stock was determined through negotiations between the representatives of the underwriters and us and may vary from the market price of our common stock following the completion of this offering. The price of our stock may change in response to fluctuations in our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry, many of which are beyond our control. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. Among other factors that could affect our stock price are:

•	actual or anticipated fluctuations in our financial condition and operating results;

•

the sentiments of retail investors (including as may be expressed on financial trading and other social media sites and online forums) and speculation about our business in the press or the investment community;

•	the direct access by retail investors to broadly available trading platforms;

•	the amount and status of short interest in our securities;

•	changes in laws or regulations applicable to our industry or offerings;

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

•	share price and volume fluctuations attributable to inconsistent trading levels of our shares;

•

our ability to obtain, maintain, protect, defend or enforce our intellectual property and other proprietary rights and to operate our business without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of others;

•	sales of our common stock by us or our significant stockholders, officers and directors;

•	the expiration of contractual lock-up agreements;

•	the development and sustainability of an active trading market for our common stock;

•	success of competitive services;

•

the public’s response to press releases or other public announcements by us or others, including our filings with the Securities and Exchange Commission (the “SEC”), announcements relating to litigation or significant changes to our key personnel;

•	the effectiveness of our internal controls over financial reporting;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	tax developments in the U.S., Europe or other markets;

•	strategic actions by us or our competitors, such as acquisitions or restructurings; and

•	changes in accounting principles.

Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. Securities litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

We cannot assure you that you will be able to resell any of your shares of our common stock at or above the initial public offering price. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market, if a trading market develops, after this offering. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment.

The Price of Our Common Stock could Decline if Securities Analysts do not Publish Research or if Securities Analysts or Other Third Parties Publish Inaccurate or Unfavorable Research About Us.

The trading of our common stock is likely to be influenced by the reports and research that industry or securities analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities or industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would be negatively affected. If we obtain securities or industry analyst coverage but one or more analysts downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more securities or industry analysts ceases to cover the Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

SFW will Have a Substantial Degree of Influence Over Us, which could Delay or Prevent a Change of Corporate Control or Result in the Entrenchment of Our Management and/or Board.

After this offering, SFW will beneficially own, in the aggregate, approximately      % of our outstanding common stock (approximately     % if the underwriters exercise their option to purchase additional shares in full).

As a result, SFW has significant influence over our management and affairs. The concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change of control, even at a per share price that is in excess of the then current price of our common stock;

•	impeding a merger, consolidation, takeover or other business combination involving us, even at a per share price that is in excess of the then-current price of our common stock; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then-current price of our common stock.

Future Sales of Our Common Stock, or the Perception that such Sales may Occur, could Depress Our Common Stock Price.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales may occur, could depress the market price of our common stock. In connection with this offering, we, all of our directors and officers and holders of substantially all of our outstanding equity securities have agreed with the underwriters that, without the prior written consent of                , on behalf of the underwriters, neither we nor they will, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, (ii) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, or publicly disclose the intention to do any of the foregoing. In addition, we and each such person have agreed that, without the prior written consent of                 , on behalf of the underwriters, neither we nor they will, during such 180-day period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.                may, in their sole discretion, release all or any portion of the shares of our common stock subject to the lock up. See “Underwriting.”

Upon the completion of this offering, the holders of an aggregate of             shares of our common stock, based on shares of common stock outstanding as of the date of effectiveness of this registration statement, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under the 2021 Plan. See the information under the heading “Shares Available for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering. Sales of our common stock pursuant to these registration rights or this registration statement may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

If You Purchase Shares of Our Common Stock Sold in this Offering, You Will Incur Immediate and Substantial Dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share because the initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. In addition, you may also experience additional dilution upon future equity issuances, the exercise of stock options to purchase common stock granted to our employees and directors under our stock option and equity incentive plans or the exercise of warrants to purchase common stock. See “Dilution.”

As an Emerging Growth Company within the Meaning of the Securities Act, We may Utilize Certain Modified Disclosure Requirements, and We cannot be Certain if these Reduced Requirements will Make Our Common Stock Less Attractive to Investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute compensation not previously approved. We have in this prospectus utilized, and we may in future filings with the SEC continue to utilize, the modified disclosure requirements available to emerging growth companies. As a result, our stockholders may not have access to certain information they may deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to not “opt out” of this exemption from complying with new or revised accounting standards, and, therefore, we are permitted to adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and are permitted to do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Following this offering, we could remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1.07 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined under the Exchange Act.

Provisions in Our Certificate of Incorporation and Bylaws, to be Adopted Upon the Consummation of this Offering, may have the Effect of Delaying or Preventing a Change of Control or Changes in Our Management.

Our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our common stock by discouraging, delaying or preventing a change of control of our Company or changes in our management that the stockholders of our Company may believe advantageous. These provisions include:

•	authorizing “blank check” preferred stock that the board of directors of our Company (the “Board”) could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	providing for a classified Board with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of our Board;

•	not providing for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	limiting the ability of stockholders to call a special stockholder meeting;

•	prohibiting stockholders from acting by written consent;

•	establishing advance notice requirements for nominations for election to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•

the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon;

•	providing that our Board is expressly authorized to amend, alter, rescind or repeal our bylaws; and

•

requiring the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of common stock to amend provisions of our certificate of incorporation relating to the management of our business, our Board, stockholder action by written consent, calling special meetings of stockholders, Section 203 of the Delaware General Corporation Law (the “DGCL”), forum selection and the liability of our directors, or to amend, alter, rescind or repeal our bylaws.

For a description of our capital stock, see “Description of Capital Stock.”

In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Our Amended and Restated Certificate of Incorporation will Also Provide that the Court of Chancery of the State of Delaware will be the Exclusive Forum for Substantially all Disputes Between Us and Our Stockholders, which could Limit Our Stockholders’ Ability to Obtain a Favorable Judicial Forum for Disputes with Us or Our Directors, Officers or Employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; (v) any action asserting a claim against us that is governed by the internal affairs doctrine; or any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court finds the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, results of operations and financial position.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternate forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws. We note that there is uncertainty as to whether a court would enforce the choice of forum provision with respect to claims under the federal securities laws, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We have Broad Discretion in the Use of the Net Proceeds from this Offering and may not Use Them Effectively.

We currently intend to use the net proceeds from this offering as described in “Use of Proceeds.” However, our Board and our management retains broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. Our failure to apply these funds effectively could result in financial losses, which could have a material adverse effect on our business, results of operations, financial condition and prospects, cause the price of our common stock to decline.

We do not Intend to Pay any Cash Distributions or Dividends on Our Common Stock in the Foreseeable Future.

We currently intend to retain any future earnings and do not expect to pay any cash distributions or dividends in the foreseeable future. Any future determination to declare cash distributions or dividends will be made at the discretion of our Board, subject to applicable laws and provisions of our debt instruments and organizational documents, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board may deem relevant. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock. See “Dividend Policy.”

General Risk Factors

Changes to Accounting Standards or in the Estimates and Assumptions We Make in Connection with the Preparation of Our Consolidated Financial Statements could Adversely Affect Our Financial Results.

Our financial statements have been prepared in accordance with U.S. GAAP. It is possible that changes in accounting standards could have a material adverse effect on our business, results of operations and financial position. The application of U.S. GAAP requires us to make estimates and assumptions about certain items and future events that affect our reported financial condition, and our accompanying disclosure with respect to, among other things, revenue recognition and income taxes. Our most critical accounting estimates are described in Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Critical Accounting Policies and Significant Management Estimates.” We base our estimates on historical experience, contractual commitments and various other assumptions that we believe to be reasonable under the circumstances and at the time they are made. These estimates and assumptions involve the use of judgment and are subject to significant uncertainties, some of which are beyond our control. If our estimates, or the assumptions underlying such estimates, are not correct, actual results may differ materially from our estimates, and we may need to, among other things, adjust revenues or accrue additional costs that could adversely affect our results of operations.

We may not be Able to Raise Additional Capital to Execute Our Current or Future Business Strategies on Favorable Terms, if at All, or Without Dilution to Our Stockholders.

We expect that we may need to raise additional capital to execute our current or future business strategies. However, we do not know what forms of financing, if any, will be available to us. Some financing activities in which we may engage could cause your equity interest in the Company to be diluted, which could cause the value of your stock to decrease. If financing is not available on acceptable terms, if and when needed, our ability to fund our operations, expand our engineering, product development and sales and service functions, develop and enhance our services, respond to unanticipated events, including unanticipated opportunities, or otherwise respond to competitive pressures would be significantly limited. In any such event, our business, results of operations and financial position could be materially harmed, and we may be unable to continue our operations.

Failure to Comply with Anti-Corruption Laws, Including the FCPA and Similar Laws Associated with Our Activities Outside of the United States, could Subject Us to Penalties and Other Adverse Consequences.

We are subject to anti-corruption and anti-money laundering, laws and regulations, including the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the United Kingdom Bribery Act 2010, other foreign anti-bribery laws, and U.S. laws relating to anti-bribery and economic sanctions, including the laws and regulations administered by OFAC. The FCPA and other anti-corruption laws prohibit companies and their agents and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we may be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. Further, there is the possibility that our platform may be used by Clients and other third parties to facilitate illicit payments to foreign government officials.

We have implemented a compliance infrastructure of policies, procedures, systems, and controls designed to ensure compliance with applicable laws and to discourage corrupt practices by our employees, consultants, agents and Network Members. In addition, certain of our Clients and Network Members have become subject to sanctions or other trade restrictions from time to time. Specifically, a Network Member, Client, or Client’s ultimate client may be on OFAC’s Specially Designated Nationals and Blocked Persons List, which prohibits U.S. persons from conducting business, in some cases even indirectly, with such persons. Our ability to identify these entities and individuals and comply with applicable laws and sanctions may create a burden on our staff and cause us to lose or forego revenue with certain Clients and potential Clients and profitability with certain Clients and Client segments as we implement additional internal screening and controls. Our procedures also are designed to identify and address potentially impermissible transactions under such laws and regulations. For instance, we generally prohibit foreign government officials and employees of state-owned enterprises from participating as Network Members. However, our existing and future safeguards, including training and compliance programs to discourage corrupt practices, may not prove effective, and we cannot ensure that all such parties, including those that may be based in or from countries where practices that violate U.S. or other laws may be customary, will not take actions in violation of our compliance infrastructure, for which we may be ultimately responsible. Additional compliance requirements may require us to revise or expand our compliance programs, including the procedures we use to monitor international and domestic transactions. Failure to comply with any of these laws and regulations may result in extensive internal or external investigations as well as significant financial penalties and reputational harm, which could materially adversely affect our business, results of operations and financial position.

The Requirements of being a Public Company may Strain Our Resources, Divert Management’s Attention and Affect Our Ability to Attract and Retain Qualified Board Members and Officers.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial position. Most of our current employees and management have limited or no experience running a public company. Although we have already hired additional employees in preparation for these heightened requirements, we will need to hire more employees in the future, which would increase our costs and expenses.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance and we may have to choose between reduced coverage or substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our Board, particularly to serve on our audit committee and compensation committee.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, technology developments, financing and investment plans, dividend policy, competitive position, industry and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Important factors that could cause actual results to differ materially from our expectations include:

•	our ability to maintain and enhance the quality of our services and the value and reputation of our brand;

•	our ability to identify, recruit, retain and engage Network Members;

•	our reliance on Network Members to provide accurate and complete information to us;

•	the effects of compliance, quality and fraud issues in our industry;

•	our ability to identify, recruit, retain and maintain productivity of our employees;

•	the effects of Network Member disclosure of material nonpublic information, trade secrets, state secrets, intellectual property and other confidential information;

•	the effects of employee or Network Member misuse or disclosure of confidential information;

•	our ability to manage our growth and execute our business strategy;

•	the effects of operating globally;

•	the limitations on the ability of U.S. regulatory bodies to investigate or inspect our operations in China;

•	the rules and regulations and the enforcement thereof in China can change quickly with little advance notice and the Chinese government may intervene or influence our operations at any time;

•	our compliance with applicable privacy and data security laws, rules and regulations and other legal obligations;

•	our ability to obtain, maintain, protect or enforce our intellectual property or trade secrets and other proprietary rights;

•	the highly competitive and relatively new and evolving nature of the market for our services;

•	client use of proprietary or third-party platforms or the internet rather than our services;

•	our ability to add, grow and retain clients;

•	our end market customer concentration in the financial services industry and the effects of disruptions to this industry;

•	our ability to remediate existing material weaknesses in our internal controls over financial reporting and to maintain an effective system of internal controls over financial reporting; and

•	other factors described under “Risk Factors.”

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $             million (or approximately $             million if the underwriters exercise their option to exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	$ to repay outstanding amounts due under our 2021 Amended Credit Facility; and

•	the remainder for general corporate purposes.

For a description of our 2021 Amended Credit Facility, including the interest rate and maturity of such indebtedness, see “Description of Certain Indebtedness.”

Assuming no exercise of the underwriters’ option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds from this offering by $            , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase (decrease) of one million shares of common stock sold in this offering by us would increase (decrease) the net proceeds from this offering by $            , assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

On November 13, 2020, $158.6 million of cash dividends, $5.25 per share, was paid to common and preferred shareholders of record. We did not declare any dividends during the year ended December 31, 2019. On September 7, 2021, $301.8 million of cash dividends, $10.00 per share, was paid to common and preferred shareholders of record, on an as converted basis.

We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. In addition, our 2021 Amended Credit Facility restricts our ability to pay dividends. Any future determination relating to our dividend policy will be made by our Board and will depend on a number of factors, including: our actual and projected financial condition, liquidity, and results of operations; our capital levels and needs; tax considerations; any acquisitions or potential acquisitions that we may examine; statutory and regulatory prohibitions and other limitations; the terms of any credit agreements or other borrowing arrangements that restrict the amount of cash dividends that we can pay; general economic conditions; and other factors deemed relevant by our Board. We are not obligated to pay dividends on our common stock.

See “Risk Factors—Risks Related to This Offering and Our Common Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of              shares of Series A convertible preferred stock into              shares of common stock upon the completion of this offering, (ii) the $300.0 million incremental principal amount borrowed under the 2021 Amended Credit Facility on August 27, 2021, (iii) a $301.8 million cash dividend paid on September 7, 2021 to holders of Series A convertible preferred and common stock and (iv) the 17.8 million special bonus made to vested option holders in September 2021; and

•

on a pro forma as adjusted basis to give further effect to (i) the issuance and sale of              shares of common stock by us in this offering at a price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the use of the net proceeds from this offering to repay $             million of the aggregate outstanding amounts due under our 2021 Amended Credit Facility as described under “Use of Proceeds.”

You should read this table together with the sections of this prospectus captioned “Summary Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2021 (unaudited)
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted(2)
Cash and cash equivalents	$	$	$
Liabilities
2021 Amended Credit Facility:(1)
Existing Term Loan Facility
Existing Revolving Loan Facility
Other

Total liabilities	$	$	$

Convertible Preferred stock:

Series A convertible preferred stock, par value $0.01 per share, 4,574,722 shares authorized and issued, 1,599,919 shares outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Stockholders’ deficit:

Common stock, par value $0.01 per share; 150,000,000 shares authorized;              shares issued and              shares outstanding, actual;                           shares issued and              shares outstanding, pro forma;              shares issued and              shares outstanding, pro forma as adjusted

Treasury stock, at cost, shares, actual, pro forma and pro forma as adjusted
Capital deficit
Retained earnings/(Accumulated deficit)

Total stockholders’ (deficit)/equity	$	$	$

Total capitalization	$	$	$

(1)

Borrowings under the 2021 Amended Credit Facility consist of (i) a six-year $975.0 million term loan facility (the “Existing Term Loan Facility”), which are payable in fixed quarterly installments of $2.4 million through September 30, 2024 with a final payment of any unpaid principal and interest due on December 12, 2024 and (ii) a revolving loan facility of up to $40.0 million (the “Existing Revolving Loan Facility”). Amounts are presented net of deferred debt transaction and issuance costs.

(2)	The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the consummation of this offering. Net tangible book value represents the amount of total tangible assets less total liabilities, and net tangible book value per share represents net tangible book value divided by the number of shares of common stock outstanding. Dilution results from the fact that the initial public offering price per share is in excess of the net tangible book value per share upon the consummation of this offering.

Our net tangible book value as of                 , 2021 was $        , or $         per share of common stock.

After giving effect to the conversion of              shares of Series A convertible preferred stock into              shares of common stock upon the completion of this offering, our pro forma net tangible book value as of                , 2021 would have been $        , or $                per share of common stock. After giving further effect to (i) the issuance and sale of                shares of common stock by us in this offering at a price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the use of the net proceeds from this offering to repay $         million of the aggregate outstanding amounts due under our 2021 Amended Credit Facility as described under “Use of Proceeds,”, our pro forma as adjusted net tangible book value as of                 , 2021 would have been $        million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing investors and an immediate dilution of $         per share to new investors.

The following table illustrates this dilution on a per share basis to new investors.

Assumed initial public offering price per share	$
Net tangible book value per share as of , 2021	$
Pro forma net tangible book value per share as of , 2021
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $         million, or $         per share, and the dilution per share to new investors by $        , in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of one million shares of common stock sold in this offering by us would increase (decrease) our pro forma as adjusted net tangible book value by $         million, or $         per share, and the dilution per share to new investors by $        , in each case assuming the initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of                 , 2021, the total number of shares of common stock purchased, or to be purchased, from us, the total cash consideration paid or to be paid to us and the average price per share paid, or to be paid, by existing investors and by new investors purchasing shares in this offering, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
			%	$		%	$
Existing stockholders							$
New investors

Total		100.0%		$	100.0%

If the underwriters exercise their option to purchase additional shares in full, the percentage of shares of common stock held by existing stockholders will be approximately     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors will be approximately      % of the total number of shares of our common stock outstanding after this offering.

The above discussion and tables are based on the number of shares outstanding at                 , 2021. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders. In addition, to the extent that any outstanding options under our stock-based compensation plans are exercised or new options are issued, there will be further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections of this prospectus captioned “Summary Consolidated Financial Data and Other Data” and “Business” and our unaudited condensed consolidated financial statements and the related notes to those statements and the audited consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections of this prospectus captioned “Special Note Regarding Forward-Looking Statements and Market Data” and “Risk Factors.”

Overview

We believe we are the market’s leading Insight Network, bringing decision makers the expert insight needed to get ahead in a rigorously-vetted, trusted environment. Our network of experts has been built and curated over the last two decades and offers immense breadth and depth of insight across almost every geography, industry and function. This powerful network allows us to connect our Client users with highly targeted insights, in real time, that match their decision-making journey. Our platform, powered by proprietary data and technology, allows us to create these highly targeted connections, creating a powerful flywheel that improves Network Member engagement and connectivity, delivers differentiated Client experiences (precision, volume and speed) and creates operational efficiencies.

As of June 30, 2021, more than 2,700 Clients subscribed to GLG and many of those businesses have done so for over a decade. Within those businesses, we have over 60,000 unique Client users that we have been able to grow by 11% CAGR from 2015 to June 30, 2021. Our customer base is large, loyal and diversified, including blue-chip companies and leading professional organizations such as the top banks, consulting firms, private equity funds, tech companies, law firms, and over 40% of the Fortune 100 with companies in nearly every sector. For the last 23 years, GLG has been embedded in the critical research and decision-making workflows of our Clients.

We believe we are the market leading Insight Network because we offer our Clients timely access to the right insight enabled by our data and technology powered platform. The GLG platform powers precision, speed and volume in matching users with the right Network Member, a broad suite of services that map insights to their decision-making journey, high levels of trust and robust compliance, and the ability to anticipate demand and guide the user discovery process. We are able to offer this level of differentiation by leveraging our distinctive assets: our data and technology powered platform that organizes our data from our Network Members and rapidly surfaces the right Network Member for the right query, our deep and broad proprietary expertise database through which we capture, codify and structure information from our approximately 1,000,000 profiled Network Members; a suite of offerings that we believe to be the broadest in the industry (backed up by deep operating and methodological capability); and our Client Solutions teams who are aligned to Client users and empowered by our proprietary data and workflow tools.

We deliver these offerings through our platform which combines our unique proprietary data with technology, tools and applications, and over 1,000 Client Solutions and Business Development team members. Our data and technology powered platform is designed to drive a flywheel that creates high precision, speed and volume in direct interactions with Network Members facilitated by our platform as well as a data exhaust that further feeds our platform, creating the ability to anticipate demand and guide the user discovery process with more specificity. Our platform is enhanced and supported by a broad suite of offerings that map insight provision to our Clients’ decision-making journeys at high levels of trust and compliance. We deliver this proposition by leveraging our distinctive assets:

•

Our proprietary expertise database is based on our fact collection methodology used during recruiting, on-boarding and all subsequent interactions, from what we believe is the largest and most comprehensive network of profiled Network Members;

•	Our data and technology powered platform that organizes our Network Member data and rapidly surfaces relevant Network Members targeted for the right context;

•	A suite of offerings that we believe to be the broadest in the industry (backed up by deep operating and methodological capability); and

•	Our Client Solutions teams who are aligned to Client segments, understand their needs and are empowered by our proprietary data and workflow tools.

Our operations consist of three reportable segments: Americas, EMEA and APAC, which aligns with how we go to market, build account-level relationships and organize our business. This approach allows us to serve our Clients with the insights that reflect local needs and preferences and that leverage the appropriate, globally available product mix.

Our Clients engage with us primarily through subscription contracts which provide each Client’s users access to one or more of our products, including GLG Direct, GLG Research and GLG Syndicated Insights. Our industry-leading compliance framework provides Clients access to insights within a trusted environment. Interactions take place in a structured, auditable and transparent way, consistent with their own internal compliance obligations and high professional ethical standards. We believe our compliance standards are a major competitive differentiator and key component of our culture.

We have built enduring Client relationships (e.g., 22 of our top 25 Clients have been Clients for over a decade) where our Clients trust us to deliver insights on a continuous basis, harnessing data from our Network Members. Our Clients engage with us through subscription contracts, leading to revenues that accounted for 90% of our total revenues for the year ended December 31, 2020 and the six months ended June 30, 2021. Within these subscriptions, our users consume a range of offerings (GLG Direct, GLG Research and GLG Syndicated Insights) that map to their decision-making journey. GLG generated total revenues of $282.9 million and $322.3 million for the six months ended June 30, 2020 and 2021, respectively. Each of our reportable segments reported over 70% gross contribution margin for the six months ended June 30, 2020 and 2021, which is driven by a flexible cost of revenue structure and we have the potential to drive operating leverage as we grow and leverage our scale, leading to improved cost trends from labor productivity. We recorded net income (loss) of $16.2 million and ($18.7) million for the six months ended June 30, 2020 and 2021, respectively, representing net income margin of 5.7% and net loss margin of (5.8%), respectively. The net loss for the six months ended June 30, 2021 was primarily driven by the revaluation of our stock-based compensation liability, which resulted in $59.2 million and $3.5 million of expenses recorded within Selling, general and administrative and Operations and support, respectively. We generated Adjusted EBITDA of $58.9 million and $69.6 million, which equates to Adjusted EBITDA Margins of 20.8% and 21.6% for the six months ended June 30, 2020 and 2021, respectively. GLG generated total revenues of $572.2 million and $589.1 million for the years ended December 31, 2019 and 2020, respectively. Each of our reportable segments reported over 70% gross contribution margin in 2020 and recorded net income of $31.1 million and $34.1 million for the years ended December 31, 2019 and 2020, respectively, representing net income margins of 5.4% and 5.8%, respectively. We generated Adjusted EBITDA of $108.5 million and $129.0 million, which equates to Adjusted EBITDA Margins of 19.0% and 21.9% for the years ended December 31, 2019 and 2020, respectively. We believe we are a nimble business with light working capital needs and low capital expenditure requirements, which has driven high levels of cash flow conversion.

Key Business Metrics

We track the following key business metrics to evaluate our performance, identify trends, formulate financial projections and make strategic decisions. Accordingly, we believe that these key business metrics provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. We use metrics relating to Subscription Revenue and Transactional Revenue, ACV, and Wallet Retention (“WR”) to evaluate our performance and to track market acceptance of our products from one period to another. We use metrics relating to Unique GLG Direct Users (“GLG Direct Users”) to evaluate market acceptance of our products and usage of our products. These key business metrics are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP” or “GAAP”), and may be different from similarly titled metrics or measures presented by other companies.

Subscription Revenue

Subscription Revenue represents revenue generated from our time-based and consumption-based subscription contracts during the period presented.

Transactional Revenue

Transactional Revenue represents revenue generated from our stand-alone arrangements during the period presented, which primarily include discrete projects with defined deliverables (e.g. surveys and projects), as well as revenue from our law firm Clients, utilizing network members for expert witness use cases.

Annualized Contract Value

ACV at a particular point in time refers to the annualized subscription amount, on a rolling 12-month basis, that our customers have committed to pay under contracts with duration over 180 days, based on the contract terms that are in effect at that point in time. We calculate ACV at an enterprise level, which represents a single company or customer, and on a constant currency basis to exclude the impact of foreign currency exchange fluctuations. Included in ACV are (i) time-based subscription contracts and (ii) consumption-based subscription contracts. ACV does not include amounts associated with Transactional Revenue (defined above). The amount of revenue that we recognize over any 12-month period may differ materially from the ACV at the beginning of that period. This may occur for several reasons, including but not limited to subsequent changes in annual revenue renewal rates, impact of price increases (or decreases), cancellations, upgrades, downgrades and cross-sell. We believe that ACV is an important operating metric that should be viewed independently of revenue and is not intended to be a replacement for, or forecast of, revenue calculated in accordance with U.S. GAAP. Furthermore, ACV on our consumption-based contracts reflects the contractual minimum commitment plus upgrades during the contractual subscription term for those contracts where consumption has exceeded the minimum commitment. For multi-year consumption-based contracts with a contractual minimum commitment greater than $10 million, ACV equals the last twelve months subscription revenue. We believe ACV is an important operating metric, as it measures the health of our subscription revenue at a point in time and is also a key input to WR (defined below), which allows us to measure the growth of Subscription Revenue of our existing customer base.

Wallet Retention

WR represents a measure of our ability to retain or expand the amount of annualized subscription contract value from customers over a 12-month period and is an indicator of the long-term value of our customer relationships. We calculate WR as of a particular measurement date by starting with the ACV from all customers under a subscription contract as of twelve months prior to that measurement date (“Prior ACV”). We then calculate the ACV from the same set of customers as of the measurement date (“Current ACV”). Current ACV includes any upsells and cross-sells across most of the product suite and is net of down-sells and customer losses over the trailing twelve months, but excludes ACV associated with new and returning customers contracted over the same trailing twelve months. WR is then calculated by dividing the Current ACV by the Prior ACV to arrive at a year-over-year net WR. “Open renewals,” which we define as existing subscription contracts that are up for renewal but are neither renewed nor canceled by customers as of the relevant measurement date, are included in the calculation for a period of up to six months.

Unique GLG Direct Users

Unique GLG Direct Users represents a distinct user who has completed at least one billable GLG Direct project by interacting with a Network Member during the period of measurement, typically 90 days. We regularly monitor the number of Unique GLG Direct Users to evaluate growth trends as well as the depth and quality of engagement of our Clients. Unique GLG Direct Users cannot be added over district periods of measurement as those users likely were included in each distinct period of measurement. Unique GLG Direct Users represents users within our Americas, EMEA, and APAC segments and excludes Other.

The tables below set forth the key business metrics for the years ended December 31, 2019 and 2020, the six months ended June 30, 2020 and 2021, and separately, the quarterly periods included within those periods presented.

Key Business Metrics for the Years Ended December 31, 2019 and 2020 and the Six Months Ended June 30, 2020 and 2021

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except operational data and percentages)	2019	2020	2020	2021
Subscription Revenue	$509,825	$531,390	$256,664	$290,578
Transactional Revenue	$62,332	$57,749	$26,274	$31,693
ACV	$489,160	$479,991	$478,470	$520,543
WR (%)	95.3%	91.3%	93.8%	102.5%
Unique GLG Direct Users (#)	18,866	18,733	18,537	20,930

Quarterly Key Business Metrics

(in thousands, except operational data and percentages)	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Subscription Revenue	$120,451	$130,131	$127,032	$132,211	$127,370	$129,294	$138,302	$136,423	$139,834	$150,744
Transactional Revenue	$14,042	$14,464	$17,876	$15,950	$14,545	$11,730	$14,295	$17,180	$12,941	$18,752
ACV	$455,568	$470,993	$473,375	$489,160	$481,125	$478,470	$487,862	$479,991	$485,343	$520,543
WR (%)	98.4%	97.5%	97.2%	95.3%	95.6%	93.8%	95.7%	91.3%	95.5%	102.5%
Unique GLG Direct Users (#)	18,060	19,029	19,397	18,866	19,183	18,537	20,217	18,733	19,872	20,930

Significant Factors Impacting Our Financial Results

We believe there are several important factors that have impacted, and that we expect will continue to impact our business and results of operations. While each of these factors presents significant opportunities for us, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. These factors include:

Investments in Our Data and Technology Powered Platform. We are investing significant resources in our data and technology powered platform. Our platform defines the GLG experience and creates a synergistic relationship between our Clients, our account teams and Network Members, all leading to real-time and prescriptive information flow. It is our platform that allows us to provide the immense scale and speed of insight that our Clients across the globe deserve and expect from GLG. Our scalable platform is built on GLG’s integrated, proprietary and cloud-based data infrastructure and it is delivered through our technology tools and experiences. Our continued investment and improvements in both the data infrastructure and technology is paramount to the experience of our Client users and Network Members.

Our Ability to Grow our Customer Base. Sustaining our growth requires continued adoption of our platform by new Clients as well as new users within existing Client relationships. Our ability to continue to grow our customer base is dependent upon, among other things, our ability to successfully communicate the value of our service offerings and support the business through investment in our sales and marketing efforts. Our ability to increase the usage of our platform by existing customers is dependent upon, among other things, our customers’ satisfaction with our offerings and our ability to meet the evolving needs of our customers through investment in ongoing expansion and diversification of our products and services. We believe that we have built a differentiated platform through sustained product innovation and technology which is essential to our ability to retain existing customers and extend the adoption of our products and services. As we further penetrate our addressable markets, we will continue to invest in enhancing awareness of our brand, creating additional use cases, and developing more products, features, and functionality, which we believe are important factors to achieve widespread adoption of our platform by attracting new customers and expanding with our existing customer base.

Our Ability to Recruit and Retain Network Members. Our revenue growth depends in large part on increasing the volume of ongoing interactions between Clients and Network Members. Recruiting and retaining Network Members is dependent upon, among other things, our ability to grow our Network Membership with the insights demanded by our Clients, our ongoing investments enhancing our proprietary data infrastructure, and our ability to create a best-in-class platform experience by improving the relevance, accuracy and frequency of opportunities we provide where Network Members can monetize their experience and insights through interactions with our Clients.

Our Ability to Expand Geographically. We believe that geographic expansion represents a significant opportunity for us. Our ability to grow into these markets is dependent upon, among other things, the competitive dynamics in our target markets and our ability to drive global demand for our platform through increased market awareness of GLG’s product offerings. We plan to continue our geographic expansion in underpenetrated markets by expanding our sales and marketing efforts in select countries and regions, through increased leverage with strategic partners, and through localization of our services and support.

Our Ability to Maintain High Standards of Compliance and Trust. We pioneered compliance standards for the industry soon after its founding and our robust compliance systems help Clients engage with Network Members through a trusted platform. Our trained professionals help Clients and Network Members manage our risk protocols supported by a GLG global compliance team of over 50 people. Our compliance team conducts deeper vetting based on risk signals as well as escalations from our Client Solutions teams. Poor quality of insight or information that has been acquired illegitimately can cause significant damage to organizations. Robust compliance methodologies make us the trusted choice for premium quality insights; driving some Clients to work exclusively with us over our competitors. We will continue to invest in our compliance capabilities, which provides us with a clear competitive advantage over our competitors, directly supporting our drive to gain market share and achieve revenue growth.

Growth of Our Core and Adjacent Markets. Our growth is dependent upon the overall growth of the Insight Network market, which is our core market, as well as the adjacent Research and IDA markets. We estimate the Insight Network market has consistently grown historically at 5.5x to 8.0x GDP growth, achieving 17% growth per annum since 2012 and we estimate that it will continue to grow at around 15% CAGR from 2020 to 2025. We also estimate that the $42.5 billion market research industry (as of 2019) has grown at approximately 3.5% per year since 2017, according to ESOMAR, and the $13.4 billion IDA market (as of 2019) has grown approximately 11% per year since 2017, according to ESOMAR. Continued growth in these markets will drive short and long-term growth for GLG, particularly as we position ourselves to gain market share in our core Insight Network market and capitalize on our existing and potential future product offerings to expand within the adjacent Research and IDA markets where we are underpenetrated.

Recent Developments

COVID-19 Impact

On March 11, 2020, the World Health Organization declared a global pandemic related to the COVID-19 outbreak. Governments at various levels around the world have implemented various restrictions, including travel restrictions, border closings, shelter-in-place orders, restrictions on public gatherings, quarantining of people who may have been exposed to the virus and limitations on business operations.

In response to the COVID-19 pandemic, we took several measures to ensure the safety of our customers, Network Members and employees. Beginning in March 2020, we cancelled all in-person conferences and quickly pivoted to delivering the same level of insights and content to our customers through virtual platforms. We resumed in-person conferences on a limited basis, in certain regions in the second half of 2020. To address the safety of our employees, we also closed our offices and transitioned to a fully remote workforce in March 2020. Offices were partially re-opened (with safety precautions and restrictions) in certain locations in the latter part of 2020 and into 2021, depending on infection rates and local health regulations, but we will continue to monitor developments, including the Delta variant, and adjust plans where necessary.

To address and mitigate the impact of the COVID-19 pandemic on our business, we strengthened our liquidity position by increasing cash collection efforts and implementing several cost-reduction measures (including temporary reductions in hiring and related costs, curtailment of non-essential travel, and reviewing our real estate footprint). Out of an abundance of caution, in March 2020 we drew down $25.0 million on our revolving loan facility, which was subsequently repaid in full in August 2020. For further details, see Note 9 — Borrowing Arrangements and Derivative Instruments to our audited consolidated financial statements, contained elsewhere in this prospectus.

There is a significant amount of uncertainty about the length and severity of the consequences caused by the COVID-19 pandemic. While governmental and non-governmental organizations are engaging in efforts to combat the spread and severity of the COVID-19 pandemic and related public health issues, the full extent to which the outbreak of COVID-19 could impact our business, results of operations, and financial condition is still unknown and will depend on future developments, including global response to new variants of the virus and spikes in cases in the areas where we operate. The existing uncertainties cannot be predicted; however, we will continue to assess the evolving impact of COVID-19 and adjust operations to meet all challenges.

Components of Results of Operations

The following discussion describes certain line items in our consolidated statements of operations.

Revenue

We generate revenue primarily from subscription arrangements that provide customers with access to our Insight Network through one or more of our product offerings across our product suite. Subscription arrangements with customers are typically twelve months in duration, and subscription fees are nonrefundable. Subscription arrangements are structured as time-based or consumption-based. We also derive revenue from stand-alone arrangements, which are primarily discrete projects with defined deliverables. The different types of arrangements with our customers are described in further detail below.

Time-based subscriptions

Time-based subscriptions include a single promise to stand ready over the stated contract term to deliver a series of distinct services with typically unlimited usage rights to the customer. Additionally, our time-based subscription contracts include an unconditional right to payment for the full non-refundable fee, regardless of performance to date. Revenue is recognized ratably over the contracted subscription period.

Consumption-based subscriptions

Consumption-based contracts are fixed fee or credit-based arrangements in which customers either agree to a fixed fee for each individual product or service or pay a total fee for a set number of credits that can be utilized upon consumption of a product or service with an assigned credit value. Each individual product or service represents an individual performance obligation for which revenue is recognized at the point in time that the identifiable product or service is provided to the customer. The majority of consumption-based subscriptions have a minimum commitment and an unconditional right to payment for non-refundable fees, regardless of performance to date.

Stand-alone arrangements

Our stand-alone arrangements primarily include discrete projects with defined deliverables (e.g. surveys and projects), and also include revenues from our law firm Clients, utilizing network members for expert witness use cases. Revenue for our stand-alone arrangements is recognized at the point-in-time that identifiable service or deliverable is provided to the customer.

We report our revenues by segment for our geographical regions of Americas, EMEA and APAC. For additional information concerning our reportable segments, see Note 18 – Segment Information within our audited consolidated financial statements contained elsewhere in this prospectus, as well as the “Segment Results” section contained within this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Costs and Expenses

Cost of Revenue (excluding depreciation and amortization)

Cost of revenue primarily consists of Network Member consulting costs, direct costs associated with hosting events (including venue, travel and other fees) and payment processing fees. Network Member consulting costs are incurred for time spent by the Network Members in providing insight to our Clients. These costs are primarily prearranged hourly rates, prorated by minute, charged by our Network Members throughout the duration of each project. Network Member costs are recorded on an accrual basis in the period in which the services are performed. We also report cost of revenue (excluding depreciation and amortization) by segment for our geographical regions of Americas, EMEA and APAC.

Operations and Support

Operations and support costs primarily consist of wages, benefits and other compensation-related costs (including stock-based compensation) for employees that support and facilitate access to our Network Members as well as expand our Insight Network. This includes the intake of client inquiries and identification, facilitating access to the right Network Member, curating content for events and other project support activities and the development and maintenance of our Insight Network. In particular, expanding our Insight Network requires strategic recruiting efforts and our Client Solution and Development team leverages recruiting campaigns, industry networks and other methods to identify and validate potential new Network Members and industry leaders for GLG’s Insight network. Given our typical subscription relationships and our role as a data and technology enabled platform between Clients and Network Members, we note that these operations and support expenses do not have a direct correlation to sales volumes; however, we believe it provides valuable information with respect to our general operations and Network Member platform.

Selling, General and Administrative

Selling, general and administrative expenses consist of costs associated with administrative functions related to our existing business as well as growth and development activities. These costs primarily consist of wages, benefits and other compensation-related costs (including stock-based compensation), deferred commission amortization expense, occupancy, information technology, legal, accounting and other professional fees, and bad debt expense. Following our initial public offering, we will incur incremental selling, general, and administrative expenses that we did not incur as a private company. Those costs include additional director and officer liability insurance and other insurance costs, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, directors’ fees, investor and public relations expenses and other professional fees. We expect such expenses to further increase after we are no longer an emerging growth company.

Depreciation and Amortization

Depreciation expense consists of the depreciation of furniture, fixtures, and equipment, as well as leasehold improvements. Amortization expense consists primarily of the amortization of internally developed software.

Impairment Loss

During the year ended December 31, 2019, we recorded a $2.0 million impairment loss relating to one of our cost method investments that was deemed to be unrecoverable. We did not record any impairment loss on investments in 2020 or in the six months ended June 30, 2021.

Non-Operating Expenses

Interest Expense, Net

Interest expense, net primarily consists of interest on our long-term debt, including amounts outstanding during the period under our revolving credit facility, as well as the amortization of deferred financing costs and the interest rate cap premium. Interest expense is partially offset by interest income earned on our deposit and money market fund accounts, which was not material in the periods presented.

Other Income

Other income during the year ended December 31, 2020, consisted of wage subsidies that we received through COVID-19-related programs in certain foreign countries. No other income was recognized during the year ended December 31, 2019. Other income was not significant for the six months ended June 30, 2020 and 2021.

Provision for (Benefit from) Income Tax

We are subject to income taxes in the United States, as well as the foreign and state jurisdictions in which we do business. These foreign jurisdictions have statutory tax rates different from those in the United States. Our effective tax rate will vary depending on the relative proportion of foreign to U.S. income, the utilization of foreign tax credits and research and development tax credits, the amount and timing of certain employee stock-based compensation transactions, the apportionment of state income taxes based on the proportion of taxable income allocable to each state, and changes in tax laws and interpretations. We regularly assess the likelihood of adverse outcomes resulting from the examination of our tax returns by the U.S. Internal Revenue Service and other tax authorities to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax expense may become necessary.

For taxable years beginning after January 1, 2018, taxpayers are subjected to the global intangible low-taxed income provisions, or GILTI provisions. The GILTI provisions require us to currently recognize in U.S. taxable income, a deemed dividend inclusion of foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. The ability to benefit from a deduction and foreign tax credits against a portion of the GILTI income may be limited under the GILTI rules as a result of the utilization of foreign sourced income and other potential limitations within the foreign tax credit calculation. We have made an accounting policy election, as allowed under U.S. GAAP, to recognize the impacts of GILTI within the period incurred. Therefore, no U.S. deferred taxes are provided on GILTI inclusions of future foreign subsidiary earnings.

Results of Operations

Consolidated Results

The following table sets forth our consolidated statements of operations for the six months ended June 30, 2020 and 2021, from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our audited consolidated financial statements, unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Six Months Ended June 30,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Revenue	$282,938	$322,271	$39,333	14%
Costs and expenses:
Cost of revenue (excluding depreciation and amortization shown below)	75,969	86,454	10,485	14%
Operations and support	60,611	73,377	12,766	21%
Selling, general and administrative	98,661	162,020	63,359	64%
Depreciation and amortization	8,895	9,471	576	6%

Total costs and expenses	244,136	331,322	87,186	36%

Operating income (loss)	38,802	(9,051)	(47,853)	-123%
Interest expense, net	(17,468)	(20,608)	(3,140)	18%
Other income	135	21	(114)	n.m.

Income (loss) before income taxes	21,469	(29,638)	(51,107)	-238%
Provision for (benefit from) income taxes	5,291	(10,979)	(16,270)	-308%

Net income (loss)	$16,178	$(18,659)	$(34,837)	-215%

Comparison of the Six Months Ended June 30, 2020 and June 30, 2021

Revenue

Revenue increased by $39.3 million, or 14%, comparing the six months ended June 30, 2020 to the six months ended June 30, 2021, to $322.3 million primarily driven by revenue results for the Americas segment, which increased $24.3 million to $204.6 million primarily due to an increase in GLG Direct volumes and an increase in GLG Survey activity. APAC segment revenue increased $6.4 million to $52.2 million primarily driven by an increase in GLG Direct volumes and an increase in the number of GLG Direct users, particularly within consumption-based subscriptions. EMEA segment revenue increased $9.0 million to $64.5 million primarily driven by increases in GLG Direct volume and revenue generated from GLG Surveys and projects. The overall increase in revenue is also reflective of the impact of headwinds across each of our regional segments in the first half of 2020 due to the COVID-19 pandemic.

Cost of Revenue (exclusive of depreciation and amortization)

Cost of revenue increased by $10.5 million, or 14%, comparing the six months ended June 30, 2020 to the six months ended June 30, 2021, to $86.5 million primarily due to a $10.5 million increase in Network Member consulting costs.

Operations and Support

Operations and support increased by $12.8 million, or 21%, comparing the six months ended June 30, 2020 to the six months ended June 30, 2021, to $73.4 million primarily due to a $10.2 million increase in compensation, mainly driven by increased headcount, a $2.8 million increase in share-based compensation, primarily resulting from the increase in intrinsic value as of June 30, 2021, a $0.4 million increase in insurance, partially offset by $0.6 million reduction in travel expenses related to COVID-19 restrictions.

Selling, General and Administrative

Selling, general and administrative expenses increased by $63.4 million, or 64%, comparing the six months ended June 30, 2020 to the six months ended June 30, 2021, to $162.0 million primarily due to a $53.4 million increase in share-based compensation expense, primarily resulting from the increase in intrinsic value as of June 30, 2021, a $11.7 million increase in compensation expenses, mainly driven by the decrease in bonus expense accrued in the prior year, due to the uncertainty of the impact of COVID-19 on our business and a $2.2 million increase in professional fees. These increases were partially offset by a $1.0 million decrease in travel-related costs due to COVID-19 restrictions, a $0.7 million decrease in rent expense and a $2.0 million decrease related to reductions in other corporate expenses.

Depreciation and Amortization

Depreciation and amortization expenses increased by $0.6 million, or 6%, comparing the six months ended June 30, 2020 to the six months ended June 30, 2021, to $9.5 million primarily due to increases in amortization for additional capitalized software related to technology initiatives and accelerated amortization driven by changes in the estimated useful lives of certain applications and functionality, primarily related to upgrades to our data and technology platform.

Interest Expense, Net

Interest expense, net increased by $3.1 million, or 18% comparing the six months ended June 30, 2020 to the six months ended June 30, 2021, to $20.6 million primarily due to additional interest expense of $2.7 million primarily driven by the additional interest expense incurred on the $100.0 million of additional borrowings under the 2020 Amended Credit Facility, as well as a $0.3 million increase in the amortization of deferred financing costs and a $0.1 million increase in debt servicing fees both driven by additional costs associated with the 2020 Amended Credit Facility.

Other Income

Other income recorded in the six months ended June 30, 2020 and 2021 was $0.1 million and less than $0.1 million, respectively, which includes wage subsidies that we received through COVID-19-related programs in certain foreign countries.

Provision for (Benefit from) Income Tax

In determining the provision for (benefit from) income taxes for the six months ended June 30, 2021, we calculated income tax expense based on the estimated annual effective tax rate for the year for all jurisdictions except the U.S. Based on the forecasted 2021 results of the U.S. jurisdiction, we determined the estimated annual effective tax rate was not a meaningful methodology to calculate the income tax benefit for the U.S. for six months ended June 30, 2021. We, therefore, calculated tax expense for the U.S. based on actual year-to-date results for the six months ended June 30, 2021. In the prior year, we calculated income tax expense based on the annual effective tax rate. The annual effective tax rate is adjusted for discrete items recorded during the period.

Provision for (benefit from) income tax decreased by $16.3 million comparing the six months ended June 30, 2020 to the six months ended June 30, 2021, from an expense of $5.3 million to a benefit of $11.0 million. Our effective tax rate was 37.0% during the six months ended June 30, 2021 compared to 24.6% for the same period in the prior year. The change in the effective tax rate was primarily due to cash-settlement of stock option awards and the jurisdictional mix of earnings. Note 8 – Income Taxes in the Notes to our unaudited condensed consolidated financial statements provides additional information regarding our income taxes.

Consolidated Results

The following table sets forth our consolidated statements of operations for 2019 and 2020, from our audited consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Year Ended
	2019	2020	Change %	Change
	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Revenue	$572,157	$589,139	$16,982	3%
Costs and expenses:
Cost of revenue (excluding depreciation and amortization shown below)	156,278	155,453	(825)	-1%
Operations and support	116,319	121,427	5,108	4%
Selling, general and administrative	205,396	213,146	7,750	4%
Depreciation and amortization	16,188	19,220	3,032	19%
Impairment loss	2,000	—	(2,000)	-100%

Total costs and expenses	496,181	509,246	13,065	3%

Operating income	75,976	79,893	3,917	5%
Interest expense, net	(39,504)	(35,321)	4,183	-11%
Other income	—	902	902	100%

Income before income taxes	36,472	45,474	9,002	25%
Provision for (benefit from) income taxes	5,403	11,382	5,979	111%

Net income	$31,069	$34,092	$3,023	10%

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

Revenue increased by $17.0 million, or 3%, comparing 2019 to 2020, to $589.1 million primarily driven by revenue results for the Americas segment, which increased $11.3 million to $376.4 million primarily due to an increase in GLG Survey activity as well as a shift towards virtual GLG Events, which drove higher revenue from consumption-based subscriptions. APAC segment revenue increased $4.6 million to $95.5 million primarily driven by higher GLG Direct volumes and an increase in the number of GLG Direct Users, particularly within consumption-based subscriptions. EMEA segment revenue increased $1.4 million to $115.3 million primarily driven by upgrades on time-based subscriptions. These increases were partially offset by headwinds due to the COVID-19 pandemic, as experienced across each of our regional segments, particularly in the first half of 2020.

Cost of Revenue (exclusive of depreciation and amortization)

Cost of revenue decreased by $0.8 million, or 1%, comparing 2019 to 2020, to $155.5 million primarily due to a $3.8 million decrease in travel costs for Network Members and event hosting costs due to the COVID-19 pandemic, partially offset by a $2.2 million increase in Network Member costs due to higher Member Interactions and a $0.8 million increase in payment processing fees.

Operations and Support

Operations and support increased by $5.1 million, or 4%, comparing 2019 to 2020, to $121.4 million primarily due to a $7.9 million increase in incentive compensation, a $0.8 million increase in share-based compensation expense, and a $0.4 million increase in insurance, partially offset by $4.0 million reduction in travel expenses related to COVID-19 restrictions.

Selling, General and Administrative

Selling, general and administrative expenses increased by $7.8 million, or 4%, comparing 2019 to 2020, to $213.1 million primarily due to a $6.6 million increase in incentive compensation, $7.9 million increase in share-based compensation expense, $2.4 million increase in rent expense for additional office space in our London, U.K. and Austin, Texas locations (for operating leases entered into prior to COVID-19), and a $2.4 million increase in software licenses. These increases were partially offset by a $6.8 million decrease in travel-related costs due to COVID-19 restrictions, a $1.2 million decrease in communication expenses, a $1.2 million decrease in professional fees, and a $2.3 million decrease related to reductions in other corporate expenses, including those driven by temporary office closures and reduction of bad debt due to improved collections.

Depreciation and Amortization

Depreciation and amortization expenses increased by $3.0 million, or 19%, comparing 2019 to 2020, to $19.2 million primarily due to increases in amortization for additional capitalized software related to technology initiatives and accelerated amortization driven by changes in the estimated useful lives of certain applications and functionality, primarily related to upgrades to our data and technology platform.

Impairment Loss

In the years ended December 31, 2019 and 2020, we recorded impairment losses of $2.0 million and nil, respectively. The impairment loss in 2019 related to one of our cost method investments deemed to be unrecoverable.

Interest Expense, Net

Interest expense, net decreased by $4.2 million, or 10.5% comparing 2019 to 2020, to $35.2 million primarily due to a $6.1 million decrease driven by the fluctuation in the variable component of the interest rate on the term loan and mandatory principal payments. The impact of the decrease in the variable rate was partially offset by $0.5 million of additional interest expense incurred in 2020 on the outstanding revolving loan facility before it was repaid in full, as well as $0.9 million additional interest expense incurred on the $100.0 million of additional borrowings resulting from the 2020 Amended Credit Facility.

Other Income

Other income of $0.9 million in 2020 consisted of wage subsidies that we received through COVID-19-related programs in certain foreign countries. No other income was recognized during 2019.

Provision for Income Tax

Provision for income tax increased by $6.0 million, comparing 2019 to 2020, to $11.4 million primarily due to the increase in pre-tax earnings, the jurisdictional mix of pre-tax earnings and provision-to-return adjustments. The effective income tax rate was 14.8% in 2019 and 25.0% in 2020. Note 8 – Income Taxes in the Notes to our audited consolidated financial statements provides additional information regarding the Company’s income taxes.

Segment Results

The following table sets forth our revenue, cost of revenue (excluding depreciation and amortization) and gross contribution for each of our segments, for the periods presented (in thousands, except percentages):

Comparison of the Six Months Ended June 30, 2020 and June 30, 2021

Revenue:

	Six Months Ended June 30,
	2020	2021	Change %	Change
Americas	$180,355	$204,606	$24,251	13%
EMEA	55,596	64,548	8,952	16%
APAC	45,790	52,167	6,377	14%
Other	1,197	950	(247)	-21%

	$282,938	$322,271	$39,333	14%

Cost of Revenue (excluding depreciation and amortization):

	Six Months Ended June 30,
	2020	2021	Change %	Change
Americas	$47,980	$54,679	$6,699	14%
EMEA	14,837	16,754	1,917	13%
APAC	12,804	14,638	1,834	14%
Other	348	383	35	10%

	$75,969	$86,454	$10,485	14%

Gross Contribution:

	Six Months Ended June 30,
	2020	2021	Change %	Change
Americas	$132,375	$149,927	$17,552	13%
EMEA	40,759	47,794	7,035	17%
APAC	32,986	37,529	4,543	14%
Other	849	567	(282)	-33%

	$206,969	$235,817	$28,848	14%

Americas

Revenue increased $24.3 million, or 13%, from the six months ended June 30, 2020 to the six months ended June 30, 2021 primarily due to an increase in GLG Direct volumes and an increase in survey activity. The increase in 2021 is also reflective of the impact of headwinds in the overall market in the first half of 2020 due to the COVID-19 pandemic, which negatively impacted both consumption-based subscriptions as well as stand-alone arrangements, particularly projects, in the prior year.

Cost of revenue increased $6.7 million, or 14%, to $54.7 million primarily driven by higher GLG Direct volumes, partially offset by lower in-person related expenses due to the COVID-19 pandemic. As a result, segment gross contribution increased $17.6 million, or 13%, to $149.9 million. Gross contribution margin decreased by 12 basis points, driven by higher Network Member costs in the current period compared to the first six months of 2020, due to the COVID-19 pandemic.

EMEA

Revenue increased $9.0 million, or 16%, from the six months ended June 30, 2020 to the six months ended June 30, 2021, to $64.5 million primarily driven by increases in GLG Direct volume and revenue generated from GLG surveys and projects. The increase in 2021 is also reflective of the impact of headwinds in the overall market in the first half of 2020 due to the COVID-19 pandemic, which depressed usage on consumption-based subscriptions as well as stand-alone arrangements, particularly across survey and projects activity during that period.

Cost of revenue increased $1.9 million, or 13%, to $16.8 million primarily driven by the increase in GLG Direct volumes which drove the increase in revenue described above, partially offset by favorable Network Member rates within the GLG Direct product offering. As a result, segment gross contribution increased $7.0 million, or 17%, to $47.8 million and gross contribution margin increased by 73 basis points.

APAC

Revenue increased $6.4 million, or 14%, from the six months ended June 30, 2020 to the six months ended June 30, 2021, to $52.2 million primarily driven by higher GLG Direct volumes and an increase in the number of GLG Direct Users, particularly within consumption-based subscriptions.

Cost of revenue increased $1.8 million, or 14%, to $14.6 million, aligned with the increase in revenue driven by higher GLG Direct volumes. As a result, segment gross contribution increased $4.5 million, or 14%, to $37.5 million. Gross contribution margin decreased by 10 basis points, driven by higher Network Member costs in the current period compared to the first six months of 2020, due to the COVID-19 pandemic.

Other

Other segment revenue consists primarily of subscription revenue generated from GLG Institute, our executive advisory program, and our Social Impact Programs. Revenue decreased $0.2 million, or 21%, from the six months ended June 30, 2020 to the six months ended June 30, 2021, to $1.0 million primarily driven by lower volume within GLG Institute.

Cost of revenue remained at $0.4 million, mainly due to increased volume for Social Impact Programs offset by decreased volume for GLG Institute. Gross contribution decreased $0.3 million, or 33%, which was generally aligned with the decline in revenue for the period.

Comparison of the Years Ended December 31, 2019 and 2020

Revenue:

	Year Ended
	2019	2020	Change %	Change
Americas	$365,127	$376,418	$11,291	3%
EMEA	113,919	115,326	1,407	1%
APAC	90,903	95,471	4,568	5%
Other	2,208	1,924	(284)	-13%

	$572,157	$589,139	$16,982	3%

Cost of Revenue (excluding depreciation and amortization):

	Year Ended
	2019	2020	Change %	Change
Americas	$97,533	$98,768	$1,235	1%
EMEA	31,300	29,206	(2,094)	-7%
APAC	26,669	26,539	(130)	0%
Other	776	940	164	21%

	$156,278	$155,453	$(825)	-1%

Gross Contribution:

	Year Ended
	2019	2020	Change %	Change
Americas	$267,594	$277,650	$10,056	4%
EMEA	82,619	86,120	3,501	4%
APAC	64,234	68,932	4,698	7%
Other	1,432	984	(448)	-31%

	$415,879	$433,686	$17,807	4%

Americas

Revenue increased $11.3 million, or 3%, from 2019 to 2020, to $376.4 million primarily due to an increase in survey activity as well as a shift towards virtual GLG Events, which drove higher revenue from consumption-based subscriptions. These increases were partially offset by headwinds in the overall market due to the COVID-19 pandemic, particularly in the first half of 2020, which impacted both consumption-based subscriptions as well as stand-alone arrangements, particularly for projects.

Cost of revenue increased $1.2 million, or 1%, to $98.8 million primarily driven by higher volume, partially offset by lower in-person related expenses due to the COVID-19 pandemic. As a result, segment gross contribution increased $10.1 million, or 4%, to $277.7 million, which was generally aligned with the segment’s revenue results and resulted in 47 basis points of gross contribution margin expansion.

EMEA

Revenue increased $1.4 million, or 1%, from 2019 to 2020, to $115.3 million primarily driven by upgrades on time-based subscriptions, partially offset by the impact of COVID-19 which depressed usage on consumption-based subscriptions as well as stand-alone arrangements, particularly across survey and projects activity.

Cost of revenue decreased $2.1 million, or 7%, to $29.2 million driven by a meaningful shift in GLG Events from in-person to virtual volume due to the COVID-19 pandemic. As a result, segment gross contribution increased $3.5 million, or 4%, to $86.1 million, which resulted in 215 basis points of gross contribution margin expansion.

APAC

Revenue increased $4.6 million, or 5%, from 2019 to 2020, to $95.5 million primarily driven by higher GLG Direct volumes and an increase in the number of GLG Direct Users, particularly within consumption-based subscriptions. Further, the increase was driven by higher survey and project activity, particularly within our consumption-based subscriptions and stand-alone arrangements.

Cost of revenue decreased $0.1 million to $26.5 million due to a shift in GLG Events from in-person to virtual due to the COVID-19 pandemic, partially offset by the impact of higher GLG Direct volumes. Gross contribution increased $4.7 million, or 7%, to $68.9 million, which resulted in 154 basis points of gross contribution margin expansion.

Other

Other segment revenue consists primarily of subscription revenue generated from GLG Institute, our executive advisory program, and Social Impact Programs. Revenue decreased $0.3 million, or 13%, from 2019 to 2020, to $1.9 million primarily driven by a slowdown in new business acquisition as a result of the COVID-19 pandemic.

Cost of revenue increased $0.2 million, or 21%, to $0.9 million driven by the flow-through of the decline in revenue. As a result, gross contribution decreased $0.4 million, or (31%), which was generally aligned with the other segment’s revenue results.

Non-GAAP Financial Measures

In addition to our GAAP financial results, we believe the non-GAAP financial measures Adjusted EBITDA and gross contribution are useful in evaluating our performance. Accordingly, we believe that these non-GAAP financial measures provide useful information to investors, analysts and other interested parties in understanding and evaluating our operating results in the same manner as our management team and Board. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. These non-GAAP financial measures are presented for supplemental information purposes only and may be different from measures presented by other companies. A reconciliation of the non-GAAP financial measures to the most directly comparable financial measure stated in accordance with GAAP and a further discussion of how we use non-GAAP financial measures is provided below.

Adjusted EBITDA. We define Adjusted EBITDA as GAAP net income adjusted for (i) interest expense (including amortization of deferred financing fees), net of interest income; (ii) tax provision (benefit); (iii) depreciation of property and equipment; (iv) amortization of capitalized internal-use software; (v) share-based compensation expense; (vi) impairment losses on investments; (vii) expenses related to the transformation of our leadership team including severance, signing, recruiting, and retention expenses for executives; (viii) one-time transaction costs, including special bonus payments; and (ix) certain non-recurring legal fees and other items which do not reflect ongoing operating results. We believe that Adjusted EBITDA is an appropriate measure of operating performance in addition to EBITDA because it eliminates the impact of other items that we believe reduce the comparability of our underlying core business performance from period to period and is therefore useful to our investors in comparing the core performance of our business from period to period. EBITDA and Adjusted EBITDA may not be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

A reconciliation of net income to Adjusted EBITDA is set forth below for the periods indicated (in thousands, except percentages):

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
Net income (loss)	$31,069	$34,092	$16,178	$(18,659)
Interest expense, net	39,504	35,321	17,468	20,608
Provision for (benefit from) income taxes	5,403	11,382	5,291	(10,979)
Depreciation and amortization	16,188	19,220	8,895	9,471

EBITDA	$92,164	$100,015	$47,832	$441
Transaction-related costs(1)	6,896	15,146	2,748	5,795
Share-based compensation(2)	2,012	10,674	6,601	62,718
Other compensation costs and professional fees(3)	5,312	3,863	1,608	561
Impairment loss(4)	2,000	—	—	—
Government subsidies(5)	—	(902)	(135)	(20)
Legal fees(6)	89	232	225	98

Adjusted EBITDA	$108,473	$129,028	$58,879	$69,593

Adjusted EBITDA Margin	19.0%	21.9%	20.8%	21.6%

(1)

These amounts include special bonus payments to vested option holders, professional fees related to dividend payments to our preferred and common stockholders, and expenses related to the initial public offering and certain other transaction costs which are not related to continuing operations. During the years ended December 31, 2019 and 2020 we recorded nil and $8.8 million, respectively, of special bonus expenses and $6.9 million and $5.9 million of expenses related to retention awards to unvested stock-options holders as the awards vested. We did not incur any expenses related to the initial public offering during the years ended December 31, 2019 and 2020. In the six months ended June 30, 2021 we incurred $0.4 million in expenses related to the initial public offering. In the six months ended June 30, 2020 and 2021, we recorded $2.7 million and $3.8 million, respectively, of expenses related to retention awards to unvested stock-options holders. We did not incur any expenses related to special bonuses in the period ended June 30, 2020, or 2021.

(2)

Represents share-based compensation expense, including remeasurement of liability-classified awards. See Note 12—Share-based Compensation within our audited consolidated financial statements and Note 11—Share-based Compensation within our unaudited condensed consolidated financial statements contained elsewhere in this prospectus.

(3)	Represents costs related to severance, recruiting, sign-on bonuses and other professional fees associated with the transition of the leadership team.
(4)

Represents an impairment loss related to one of our cost method investments deemed to be unrecoverable. See Note 2—Summary of Significant Accounting Policies—Other Investments within our audited consolidated financial statements contained elsewhere in this prospectus.

(5)	Represents wage subsidies that we received through COVID-19-related programs in certain foreign countries, included in Other income within our consolidated statements of operations.
(6)

Represents legal fees incurred related to the matter described within Note 15—Commitments and Contingencies within our audited consolidated financial statements and Note 14—Commitments and Contingencies within our unaudited condensed consolidated financial statements contained elsewhere in this prospectus.

Gross Contribution. Gross contribution, as presented within the table below, is defined as segment revenue less associated segment cost of revenues (exclusive of depreciation). Gross contribution margin, as presented within the table below, is defined as gross contribution as a percentage of revenue.

The tables below set forth the revenue and gross contribution by reportable segment, and consolidated, reconciled to our GAAP consolidated operating income for the six months ended June 30, 2020 and 2021 (in thousands, except percentages).

	For the six months ended June 30, 2020
	Americas	EMEA	APAC	Other	Consolidated
Revenue	$180,355	$55,596	$45,790	$1,197	$282,938
Cost of revenue	47,980	14,837	12,804	348	75,969

Gross contribution	$132,375	$40,759	$32,986	$849	$206,969

Gross contribution margin	73%	73%	72%	71%	73%
Other costs and expenses
Operations and support					60,611
Selling, general and administrative					98,661
Depreciation and amortization					8,895

Operating income					$38,802

Interest expense, net					(17,468)
Other income					135

Income before income taxes					$21,469

	For the six months ended June 30, 2021
	Americas	EMEA	APAC	Other	Consolidated
Revenue	$204,606	$64,548	$52,167	$950	$322,271
Cost of revenue	54,679	16,754	14,638	383	86,454

Gross contribution	$149,927	$47,794	$37,529	$567	$235,817

Gross contribution margin	73%	74%	72%	60%	73%
Other costs and expenses
Operations and support					73,377
Selling, general and administrative					162,020
Depreciation and amortization					9,471

Operating loss					$(9,051)

Interest expense, net					(20,608)
Other income					21

Loss before income taxes					$(29,638)

The tables below set forth the revenue and gross contribution by reportable segment, and consolidated, reconciled to our GAAP consolidated operating income for the years ended December 31, 2019 and 2020 (in thousands, except percentages).

	2019
	Americas	EMEA	APAC	Other	Consolidated
Revenue	$365,127	$113,919	$90,903	$2,208	$572,157
Cost of revenue (exclusive of depreciation and amortization)	97,533	31,300	26,669	776	156,278

Gross contribution	$267,594	$82,619	$64,234	$1,432	$415,879

Gross contribution margin	73%	73%	71%	65%	73%
Other costs and expenses
Operations and support					116,319
Selling, general and administrative					205,396
Depreciation and amortization					16,188
Impairment loss					2,000

Operating income					$75,976

Interest expense, net					(39,504)
Other income					—

Income before income taxes					$36,472

	2020
	Americas	EMEA	APAC	Other	Consolidated
Revenue	$376,418	$115,326	$95,471	$1,924	$589,139
Cost of revenue (exclusive of depreciation and amortization)	98,768	29,206	26,539	940	155,453

Gross contribution	$277,650	$86,120	$68,932	$984	$433,686

Gross contribution margin	74%	75%	72%	51%	74%
Other costs and expenses
Operations and support					121,427
Selling, general and administrative					213,146
Depreciation and amortization					19,220
Impairment loss					—

Operating income					$79,893

Interest expense, net					(35,321)
Other income					902

Income before income taxes					$45,474

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations and debt service with cash flows from operations and other sources of funding. Our primary sources of liquidity and capital resources are cash provided from operating activities, cash and cash equivalents on hand, and proceeds from our secured term loan and revolving credit facility. We had cash and cash equivalents of $97.9 million as of June 30, 2021.

We believe that our sources of liquidity and capital will be sufficient to finance our continued operations and growth strategy for at least the next twelve months. Our primary requirements for liquidity and capital are working capital, capital expenditures to support our operations, debt servicing costs, and general corporate needs. We have in the past, and may in the future, refinance our existing indebtedness with new debt arrangements and utilize a portion of borrowings to return capital to our stockholders. Please see “—2021 Amended Credit Facility” below for details on a refinancing transaction that occurred on August 27, 2021.

We expect purchases of property and equipment for the year ended December 31, 2021 to be approximately between $8.0 million and $10.0 million. The majority of this will be enhancements to data infrastructure and leasehold improvements for existing or new office space. In addition, for the year ended December 31, 2021 we expect to spend approximately between $11.0 million and $9.0 million on developing our scalable cloud-based infrastructure and the purchase and development of software, mainly to support digitizing the GLG experience. We anticipate our cash on hand and future cash flows from operations will provide the funds needed to meet our anticipated capital expenditure needs in the year ended December 31, 2021.

We also have contractual obligations, including non-cancellable operating leases for office space, with terms expiring through January 2028. Rent expense from our operating leases was $17.2 million and $19.8 million for the years ended December 31, 2019 and 2020, respectively, included in selling, general and administrative expense on the consolidated statements of operations. Rent expense from our operating leases was $9.2 million for the six months ended June 30, 2021. Future minimum annual rental payments required under these operating lease agreements as of December 31, 2020 is presented within the notes to our audited consolidated financial statements (Note 15—Commitments and contingencies), included elsewhere in this prospectus. We also have contractual obligations to make payments to certain employees pursuant to retention bonus arrangements, subject to vesting based on the applicable terms. On September 7, 2021, we announced additional retention bonuses of $11.1 million to unvested stock option holders, which are subject to vesting based on the applicable terms. We expect to pay approximately $21.3 million in retention bonuses in 2021 through 2025.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results and our future capital requirements could vary because of many factors, including our growth rate, the timing and extent of spending to expand into new markets, and the expansion of activities. We may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations and financial condition would be adversely affected.

Senior Secured Credit Facility

2018 Credit Facility

On December 5, 2018, the Company entered a $615.0 million Senior Secured Credit Facility (“2018 Credit Facility”). The 2018 Credit Facility consisted of a six-year $575.0 million term loan and a revolving loan facility of up to $40.0 million. The proceeds from the 2018 Credit Facility were used to repay the $258.8 million term loan balance under the Company’s prior credit facility in December 2018 and to fund a portion of the $362.2 million of cash dividends made on December 14, 2018 to holders of Series A convertible preferred stock and common stock and a $18.0 million special bonus made in December 2018 and January 2019 to vested option holders. During the year ended December 31, 2018, the Company incurred an additional $5.4 million in bank and legal fees and recorded an original issue discount of $6.2 million related to the 2018 Credit Facility, which were deferred and are included, net of amortization, within other non-current assets, current portion of term loans, and term loans on the consolidated balance sheets contained elsewhere in this prospectus.

The revolving loan facility borrowing capacity under the 2018 Credit Facility is reduced by any outstanding letters of credit. There were no amounts outstanding under the revolving loan facility and no outstanding letters of credit that would have reduced the amount available under the revolving loan facility in effect as of the date of this offering. The Company must pay a commitment fee to the administrative agent for maintaining availability of the revolving commitment, payable quarterly until the termination date. The commitment fee is 0.5% per year, stepping down to 0.375% per year at a consolidated net leverage ratio of 3.25:1.00, on the average undrawn amounts, as reasonably determined by the administrative agent.

In connection with uncertainties related to the COVID-19 pandemic, we put precautionary measures in place to protect our liquidity, including an election on March 23, 2020, to draw $25.0 million of the total available $40.0 million on the revolving loan facility. The Company did not anticipate that it would need to utilize these funds but did so out of an abundance of caution and conservatism. The Company later repaid the $25.0 million revolver loan on August 20, 2020. Interest on the revolver loan was incurred at a rate of 5.3%, paid on a monthly basis during the loan period, totaling $0.5 million, which is included in Interest expense, net on our consolidated statement of operations for the year ended December 31, 2020.

2020 Amended Credit Facility

On November 4, 2020, we amended the 2018 Credit Facility with an Incremental Term Loan (“2020 Amended Credit Facility”). The 2020 Amended Credit Facility included an incremental $100.0 million of borrowings, increasing the total borrowings under the term loans to $675.0 million, and no change to the revolving loan facility of up to $40.0 million.

The term loans under the 2020 Amended Credit Facility are payable in fixed quarterly installments of $1.7 million through September 30, 2024 with a final payment of any unpaid principal and interest due on December 12, 2024. Borrowings under the 2020 Amended Credit Facility are collateralized by a first priority lien on substantially all of our assets and bear interest at either LIBOR plus a spread, based on a consolidated net leverage ratio, or the higher of the bank’s Prime Rate, Federal Funds Effective Rate plus 0.5% or monthly Eurodollar Base rate plus 1.0%, as defined, plus a spread, also based on a consolidated net leverage ratio. Our interest rate under the term loans in effect at December 31, 2019 and 2020 was approximately 6.0% and 5.8%, respectively. Our interest rate under the term loans in effect at June 30, 2020 and 2021 was approximately 5.3% and 5.8%, respectively.

The proceeds of $100.0 million from the 2020 Amended Credit Facility, in addition to $70.0 million of excess cash on the balance sheet, were used to fund a $158.6 million cash dividend made on November 13, 2020 to holders of Series A convertible preferred stock and common stock and an $8.8 million special bonus made in November and December 2020 to vested option holders. During the year ended December 31, 2020, related to this transaction, we incurred an additional $2.6 million in bank and legal fees, which were deferred and are included, net of amortization, within current portion of term loans and term loans on the consolidated balance sheets contained elsewhere in this prospectus.

The 2020 Amended Credit Facility requires an additional annual repayment if, in any year, starting with the year ended December 31, 2021, there is excess cash flow, as defined by the 2020 Amended Credit Facility (“Excess Cash Flow”). Under the 2018 Credit Facility, we were not required to make an Excess Cash Flow payment for the years ended December 31, 2019 and 2020. We may voluntarily make prepayments without a prepayment fee. Such voluntary prepayment may be used, at our discretion, to offset any additional payment associated with Excess Cash Flow for the related annual period. The 2020 Amended Credit Facility also requires us to pay a premium if any prepayment or repayment is made in connection with certain repricing transactions, change of control or public offering transactions as defined by the 2020 Amended Credit Facility.

The 2020 Amended Credit Facility requires us to comply with various covenants which include restrictions on payouts of certain earnings and other payments, as well as compliance with certain financial ratios. At December 31, 2020 and June 30, 2021, we were in compliance with our financial ratio covenants.

2021 Amended Credit Facility

On August 27, 2021, we amended the 2020 Amended Credit Facility with an Incremental Term Loan (“2021 Amended Credit Facility”). The 2021 Amended Credit Facility included an incremental $300.0 million of borrowings, increasing the total borrowings under the term loans to $975.0 million, and no change to the revolving loan facility of up to $40.0 million.

The term loans under the 2021 Amended Credit Facility are payable in fixed quarterly installments of $2.4 million through September 30, 2024 with a final payment of any unpaid principal and interest due on December 12, 2024. Borrowings under the 2021 Amended Credit Facility are collateralized by a first priority lien on substantially all of our assets and bear interest at either LIBOR plus a spread, based on a consolidated net leverage ratio, or the higher of the bank’s Prime Rate, Federal Funds Effective Rate plus 0.5% or monthly Eurodollar Base rate plus 1.0%, as defined, plus a spread, also based on a consolidated net leverage ratio.

The proceeds of the $300.0 million of incremental borrowings under the 2021 Amended Credit Facility, in addition to $24.6 million of excess cash, were used to fund a $301.8 million cash dividend made on September 7, 2021 to holders of Series A convertible preferred stock and common stock and a $17.8 million special bonus to be made in September 2021 to vested option holders. We incurred $5.0 million in bank and legal fees related to this transaction.

The 2021 Amended Credit Facility requires an additional annual repayment if, in any year, starting with the year ended December 31, 2022, there is excess cash flow, as defined by the 2021 Amended Credit Facility. Under the 2021 Amended Credit Facility, we may voluntarily make prepayments without a prepayment fee. Such voluntary prepayments may be used, at our discretion, to offset any additional payment associated with excess cash flow required by the 2021 Amended Credit Facility for the related annual period. The 2021 Amended Credit Facility also requires us to pay a premium if any prepayment or repayment is made in connection with certain repricing transactions, change of control or public offering transactions as defined by the 2021 Amended Credit Facility.

The 2021 Amended Credit Facility requires us to comply with various covenants, which include restrictions on payouts of certain earnings and other payments, as well as compliance with certain financial ratios.

Derivative Instruments

On February 1, 2019, we entered into an interest rate cap agreement that caps the LIBOR interest rate at 3.5% on a notional amount of $250.0 million. On February 5, 2019, we paid an interest rate cap premium of $0.3 million. The interest rate cap agreement is effective from February 1, 2019, with a maturity date of January 31, 2022. At December 31, 2020 and June 30, 2021, the notional amount of $250.0 million covered approximately 38%, of our variable rate debt on the 2020 Amended Credit Facility.

On May 20, 2021, we entered into an interest rate cap agreement that caps the LIBOR interest rate at 1.0% on a notional amount of $300.0 million. On May 24, 2021, the Company paid an interest rate cap premium of $0.1 million. The interest rate cap agreement is effective from January 31, 2022, with a maturity date of January 31, 2023.

Summary Statements of Cash Flows

We have historically generated significant cash flows from our operating activities. Our strong operating cash flow results have been continuously maintained by the leverage characteristics of our subscription-based business model, for which payments from customers are generally received in advance. Our operating cash flow has also benefited from our ongoing efforts to improve the operating efficiencies of our businesses as well as a focus on the optimal management of our working capital as we increase sales.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods (in thousands):

	Year Ended December 31,		Six Months Ended June Ended 30,
	2019	2020	2020	2021
Net cash provided by operating activities	$24,178	$99,817	$30,898	$5,528
Net cash used in investing activities	(21,707)	(16,913)	(7,932)	(5,806)
Net cash (used in) provided by financing activities	(5,988)	(68,362)	18,702	(5,140)

(Decrease) increase in cash and cash equivalents	$(3,517)	$14,542	$41,668	$(5,418)

Operating Activities

In the six months ended June 30, 2020, net cash provided by operating activities was $30.9 million, compared to net cash provided by operating activities of $5.5 million for the six months ended June 30, 2021, a decrease of $25.4 million. This decrease was primarily the result of changes in operating assets and liabilities, including a $17.5 million net decrease in the change in unearned revenue and accounts receivable driven by timing of subscription renewals, as well as a $1.1 million increase in the change in accrued compensation reflecting an increase in the first six months of 2021 bonuses compared to the six months of 2020, a $1.6 million decrease in the change in taxes payable due to income tax payments in excess of current income taxes, partially offset by a $2.3 million decrease in the change in the share-based compensation liability, reflecting timing of payments to cash-settle outstanding, vested awards.

During the year ended December 31, 2019, net cash provided by operating activities was $24.2 million, compared to net cash provided by operating activities of $99.8 million for the year ended December 31, 2020, an increase of $75.6 million. This increase was primarily the result of changes in operating assets and liabilities, including a $29.2 million net increase in the change in unearned revenue and accounts receivable driven by timing of subscription renewals, as well as a $13.2 million increase in the change in accrued compensation reflecting an increase in 2020 bonuses compared to 2019, a $10.4 million increase in the change in taxes payable due to current income taxes in excess of income tax payments as well as an increase in other accrued non-income taxes, and a $8.7 million increase in share-based compensation resulting from the remeasurement of share-based payment awards to intrinsic value partially offset by a $2.3 million decrease in the change in the share-based compensation liability, reflecting timing of payments to cash-settle outstanding, vested awards.

Investing Activities

In the six months ended June 30, 2020, net cash used in investing activities was $7.9 million, compared to net cash used in investing activities of $5.8 million for the six months ended June 30, 2021, a decrease of $2.1 million. This decrease was primarily driven by a decrease in additions to internally developed software of $1.2 million, as well as a decrease in property and equipment additions of $0.9 million. During the six months ended June 30, 2020, our property and equipment additions of $1.8 million included leasehold improvements, furniture and equipment primarily for offices in Austin, Sydney, Dublin and Beijing. During the six months ended June 30, 2021, property and equipment additions of $0.9 million included primarily equipment, leasehold improvements and furniture for New York, Austin, Shanghai and India offices. During the six months ended June 30, 2020, our additions to internally developed software were $6.1 million and included significant investments in our data and technology platform, specifically related to improving the Client and Network Member experience. In the six months ended June 30, 2021, we continued to invest in our data and technology platform with $4.9 million in additions to internally developed software representing continued investments in technology related to the Client experience and optimization of data and algorithms.

During the year ended December 31, 2019, net cash used in investing activities was $21.7 million, compared to net cash used in investing activities of $16.9 million for the year ended December 31, 2020, a decrease of $4.8 million. This decrease was primarily driven by a decrease in property and equipment additions of $2.7 million, as well as a decrease in additions to internally developed software of $2.2 million. During 2019, our property and equipment additions of $5.8 million included leasehold improvements, furniture and equipment for the Austin, Beijing, London, San Francisco, Dubai and India offices. During 2020, property and equipment additions of $3.2 million included leasehold improvements and furniture for the Sydney office location, as well as equipment for the Dublin office. During 2019, our additions to internally developed software were $16.0 million and included significant investments in our data and technology platform, specifically related to improving the Client and Network Member experience. In 2020, we continued to invest in our data and technology platform with $13.8 million in additions to internally developed software representing continued investments in technology related to the Client experience and optimization of data and algorithms.

Financing Activities

In the six months ended June 30, 2020, net cash provided by financing activities was $18.7 million, compared to net cash used in financing activities of $5.1 million for the six months ended June 30, 2021, a decrease of $23.8 million. The primary driver of cash provided by financing activities during the six months ended June 30, 2020 was the $25.0 million of proceeds from the revolver loan, partially offset by $2.9 million in repayments of term loans and $3.5 million related to the repurchase of common stock. Net cash used in financing activities during the six months ended June 30, 2021 included repayments of term loans of $3.4 million and the repurchase of common stock of $2.6 million.

During the year ended December 31, 2019, net cash used in financing activities was $6.0 million, compared to net cash used in financing activities of $68.4 million for the year ended December 31, 2020, an increase of $62.4 million. The primary driver of the increase in cash used in financing activities during 2020 was the $158.6 million of dividends paid to Series A convertible preferred stockholders and common stockholders, with no dividends paid in the prior year. Partially offsetting these uses of cash was $98.3 million of proceeds from the 2020 Amended Credit Facility, net of a $1.8 million discount. There were no new borrowings in 2019.

Critical Accounting Policies and Significant Management Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

We consider the following accounting policies to be those that require the most subjective judgment or that involve uncertainty that could have a material impact on our consolidated financial statements. If actual results differ significantly from management’s estimates and projections, there could be a material effect on our financial statements. This is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management’s judgment in its application. For a discussion of our other accounting policies, see Note 2—Summary of Significant Accounting Policies within our audited consolidated financial statements included elsewhere in this prospectus.

Share-Based Compensation

We apply the provisions of ASC 718, Compensation—Stock Compensation (“ASC 718”) to awards of equity-based instruments. Our equity-based instruments include stock options (the “awards”) for which the vesting is service-based. The awards generally vest over a four-year period from the grant date and are subject to guidance set forth in ASC 718 which requires a company to measure the fair value of stock-based compensation as of the grant date of the award. Our Board intends all awards granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying such awards on the date of grant. Stock-based compensation expense reflects the cost of employee services received in exchange for the awards. We account for forfeitures as they occur.

We classify all awards with a cash settlement feature that are expected to be cash settled as a liability under ASC 718 and, as such, we recognize stock-based compensation expense by remeasuring the awards at the end of each reporting period. As a nonpublic entity, we have elected to measure the awards based on their intrinsic values. We measure the intrinsic value of an award as the difference between the fair value of our common stock less the exercise price of the underlying shares. We plan to continue to record changes in the intrinsic value of the awards up to the date upon which we become a public business entity. Upon meeting the definition of a public business entity and thereafter, we will measure awards using the fair value-based method under ASC 718. Any impact from such change in measurement on the date on which we become a public business entity will be accounted for as a change in accounting principle in that period. To the extent the fair value-based measure of the awards differs from the intrinsic value of the awards, this effect could be material. As the fair value-based measure of the awards is not determinable at this time, such amount cannot be reasonably estimated with any degree of certainty.

As of June 30, 2021, we had approximately $31.3 million of total unrecognized stock-based compensation expense, and the weighted average remaining period over which the nonvested options are expected to vest is 2.3 years.

Common Stock Valuation

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations related to the awards. As there has been no public market for our common stock to date, the fair value of the common stock underlying our stock-based awards has been determined by our Board, with input from management, and in consideration of our most recently available third-party valuations of the common stock. Our determination of the value of our common stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (AICPA), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (AICPA Practice Aid). The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of our common stock as of the valuation date, including the following factors:

•	contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•	the liquidation preferences, rights, preferences, and privileges of our convertible preferred stock relative to the common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	the likelihood and timing of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	the market performance of comparable publicly-traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock at various dates, our Board determined the equity value of our business using various valuation methods including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted-average cost of capital and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

Following the closing of this offering it will not be necessary to determine the fair value of our common stock, as our shares will be traded in the public market. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in Note 2—Summary of Significant Accounting Policies to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are exposed to market risk in the ordinary course of our business. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

Approximately 93% of our revenue for the six months ended June 30, 2020 and June 30, 2021 was denominated in U.S. dollars, which is our reporting currency and the functional currency of our foreign subsidiaries. The remaining 7% of our revenue was denominated in foreign currencies, principally Euros and Chinese Yuan Renminbi. The operating expenses of our foreign subsidiaries primarily consist of compensation, rent and other general administrative costs, and are generally denominated in the local currencies of our foreign offices, primarily British Pound, Chinese Yuan Renminbi, Hong Kong Dollar and Euro. As the values of these foreign currencies fluctuate over time relative to the U.S. dollar, we are exposed to foreign currency transaction risk. Transaction risk arises when we enter into a transaction that is denominated in a currency that differs from our functional currency of the U.S. dollar. As these transactions are translated into the functional currency, a gain or loss may result, which is recorded in current period earnings. A hypothetical 5% appreciation in foreign currency exchange rates between the British Pound and the U.S. dollar would have resulted in a loss of $0.9 million during the six months ended June 30, 2021. A hypothetical 5% appreciation in foreign currency exchange rates between the Chinese Yuan Renminbi and the U.S. dollar would have resulted in a loss of $0.6 million during the six months ended June 30, 2021. A hypothetical 5% appreciation in foreign currency exchange rates between the Hong Kong Dollar and the U.S. dollar would have resulted in a loss of $0.5 million during the six months ended June 30, 2021. A hypothetical 5% appreciation in foreign currency exchange rates between the Euro and the U.S. dollar would have resulted in a loss of $0.4 million during the six months ended June 30, 2021.

Interest Rate Risk

As of June 30, 2021, we had $659.9 million in outstanding borrowings under our 2020 Amended Credit Facility. On August 27, 2021, we amended our Credit Facility to borrow an additional $300.0 million under the 2021 Amended Credit Facility. Increasing the total borrowings under the term loans to $975.0 million, and no change to the revolving loan facility of up to $40.0 million.

Interest on borrowings under the 2021 Amended Credit Facility accrues at a rate per annum equal to (i) the greatest of (a) the Prime Rate in effect on such day and (b) the Federal Funds Effective Rate in effect for such day plus 0.50% and (c) the Eurodollar Rate (“LIBOR”) for an Interest Period of six months plus 1.00%; and (ii) an applicable margin of 4.75% to 5.25% for Eurodollar Loans and 3.75% to 4.25% for ABR Loans, and are therefore exposed to market risks relating to changes in interest rates.

For borrowings outstanding under the 2020 Amended Credit Facility the average interest rate for the six months ended June 30, 2021 was 5.8%.

We enter into interest rate cap agreements to manage our exposure to potential interest rate increases that may result from fluctuations in LIBOR. As of June 30, 2021, we had a three-year interest rate cap with a $250.0 million notional amount that caps LIBOR at a 3.50% rate through January 2022. On May 20, 2021, we entered into an interest rate cap agreement that will be effective starting January 31, 2022 and has a maturity date of January 31, 2023. The interest rate cap agreement entered into in May 2021 will cap the LIBOR interest rate at 1.0% on a notional amount of $300.0 million.

We currently estimate that a 100 basis point increase in the interest rate on the borrowings under the 2021 Amended Credit Facility would increase interest expense by approximately $0.8 million over the next 12 months. In the future, to manage our interest rate risk, we may refinance our existing debt or enter into interest rate cap agreements. However, we do not intend or expect to enter into derivative or interest rate cap transactions for speculative purposes.

In anticipation of LIBOR’s phase-out, the credit agreement governing our 2021 Amended Credit Facility provides for alternative base rates, as well as a transition mechanism for selecting a benchmark replacement rate for LIBOR, with such benchmark replacement rate to be mutually agreed with the administrative agent and subject to the majority lenders not objecting to such benchmark replacement. Any interest rate cap agreements in place at the time of the LIBOR phase-out will be amended concurrently with the mutual agreement reached with the lenders on our 2021 Amended Credit Facility regarding the benchmark replacement rate.

As of June 30, 2021, we had cash and cash equivalents of $97.9 million, which consisted primarily of operating cash and deposit accounts. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Due to the short-term and highly liquid nature of our cash and cash-equivalents, we do not believe that an immediate 100 basis point increase or decrease in interest rates would have a material effect on our financial position or results of operations. Declines in interest rates, however, could reduce our future, potential interest income.

Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents and accounts receivable. The majority of our cash and cash equivalents are with large investment grade commercial banks. Accounts receivable balances deemed to be collectible from customers have limited concentration of credit risk due to our diverse customer base and geographic dispersion.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. We continue to monitor the impact of inflation in order to reduce its effects through pricing strategies, productivity improvements, and cost reductions. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

BUSINESS

Our Company

Our mission is to bring the power of insight to every great professional decision. Every day, GLG gives Clients the confidence to make important decisions by dynamically connecting them to powerful forms of insight from the right subject-matter experts.

The world’s economy is shifting increasingly towards knowledge work. Knowledge professionals drive high value strategic, operating and investment decisions that allocate trillions of dollars of capital across the global economy and that drive product developments that influence billions of people. The stakes are high: they operate in increasingly competitive markets with accelerating pace of innovation and overwhelming amounts of data. And while the proliferation of available data on the Internet has raised the expectation that insights are readily available, the sheer volume of detailed information has made it increasingly difficult to find actionable insights. As a consequence, too many decisions are made on partial insight or, worse, hunches. These knowledge professionals are increasingly seeking the right insights—those most applicable, contextually relevant and actionable—at the right time.

To make decisions with confidence, knowledge professionals need insights that are dynamic, timely and targeted to their situation. High quality decisions based on relevant expert insight can make the difference between succeeding or failing as a business or investor. At GLG, we believe that the right insight is available to guide and improve any business decision. Relevant, deep domain expertise already exists, but is often hard to find and access and in most cases is not available or freely accessible on the Internet. GLG connects knowledge professionals seeking clarity to sources of information by capturing, organizing and surfacing these latent insights at scale and with high velocity.

GLG was founded in 1998 and pioneered the Insight Network category. Insight Networks are businesses that connect companies with expert resources or subject-matter experts, such as academics, C-level and other experienced executives to provide valuable information, data or assistance through a range of offerings such as calls with an expert and surveys. We created our reliable model that brought this specialized expert insight to the world’s organizations. We are experts on expertise with a network of over 2,700 Clients and approximately 1,000,000 profiled Network Members, built over the last two decades, and we continue to innovate and grow. Today, we have over 2,300 employees in 12 countries (as of June 30, 2021). We believe GLG has the leading market position in the Insight Network category with the largest network of members and a proprietary data and technology powered platform. According to our analysis, GLG’s 2020 Revenues were more than 2.5 times larger than our nearest competitor.

GLG provides knowledge professionals (“users” who work at our “Clients”) with structured access to deep insights across almost every geography, industry and function from profiled subject-matter experts (“Network Members”), covering a broad range of critical strategic and operational topics, including market sizing, competitive dynamics, supply chain factors, operational best practices and customer behavior. GLG utilizes an integrated data and technology powered platform that supports direct interactions as well as research products and a proprietary database of organized industry research, comparative analysis and applied insights. Using tailored platform interfaces, proprietary workflow software and a data engine, we meet the needs of our Clients, match their workflows and accelerate development—and ensure the quality—of insight through structured discovery paths. Our platform also empowers our account teams to deliver exceptional Client outcomes and enables Network Members to maximize their presence and impact across an ever-expanding network.

GLG works with many of the world’s largest investment firms, major corporations and professional services companies. We work with leading financial professionals responsible for allocating capital to the most deserving opportunities. We work with corporate executives responsible for investments, alliances and rapid-cycle product developments, including knowledge professionals in growing, knowledge-intensive industries such as IT and

Healthcare. We work with professional services firms advising leading institutions on their strategic and investment priorities. Across all these sectors, many knowledge professionals are often drowning in data and are seeking insights to help make their decisions. They need to make sense of the cacophony of data available today and seek a mechanism—one that provides high quality, trusted insights that are dynamic, timely and customized to their situation—to increase conviction in their decisions.

We believe GLG Client users can act with the confidence that comes from true clarity by harnessing the insights available through our platform. Clients use offerings built on our platform to formulate theses, vet critical decisions and reach large, highly relevant populations to validate critical choices. Our platform enables critical insights to be captured from our Network Members who span across almost every geography, industry and function. Interactions with our Network Members allow us to capture incremental data that enhances the granularity of our proprietary database of expertise and interaction topics. This allows us to connect our Client users with highly targeted insights that match their decision-making journey, in real time. Our Client users capture these insights from a range of offerings through subscription contracts. In 2020 we delivered over 1,000,000 insight-generating interactions, meaning Network Member insights shared through GLG’s range of product offerings, in three primary product suites:

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GLG Direct primarily includes Member Interactions and in-depth interviews from a continuously updated pool of approximately 1,000,000 profiled Network Members (over 550,000, 225,000 and 205,000 in the Americas, EMEA and APAC respectively) with whom GLG has built relationships that allow us to gain proprietary data on areas of expertise to enhance their profile and visibility, and who collectively have been deployed across over 3.4 million Client inquiries (from 2003 to June 30, 2021).

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GLG Research allows Clients to systematically uncover quantitative and qualitative insights from highly targeted and hard-to-reach populations of Network Members. We believe that these populations are of the highest quality in the B2B research space, and our products include surveys, workshops and in-depth interviews.

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GLG Syndicated Insights offers Clients instantly accessible content, reports, syndicated surveys, webcasts and events through GLG Events, GLG Library and GLG Network Surveys. This product suite allows us to provide differentiated insights to multiple Client users and brings together our Insight Network with product capabilities developed over more than a decade.

Our data and technology powered platform is designed to drive a flywheel that creates high precision, speed and volume in direct interactions with Network Members facilitated by our platform as well as a data exhaust that further feeds our platform, creating the ability to anticipate demand and guide the user discovery process with more specificity. Our platform is enhanced and supported by a broad suite of offerings that map insight provision to our Clients’ decision-making journeys at high levels of trust and compliance. We deliver this proposition by leveraging our distinctive assets:

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Our proprietary expertise database is based on our fact collection methodology used during recruiting, on-boarding and all subsequent interactions, from what we believe is the largest and most comprehensive network of profiled Network Members;

•	Our data and technology powered platform that organizes our Network Member data and rapidly surfaces relevant Network Members targeted for the right context;

•	A suite of offerings that we believe to be the broadest in the industry (backed up by deep operating and methodological capability); and

•	Our Client Solutions teams who are aligned to Client segments, understand their needs and are empowered by our proprietary data and workflow tools.

At the heart of our platform is our proprietary data asset—GLG’s growing and evolving Knowledge Graph, which encompasses demand-driven metadata that highlights interaction topics and allows us to deliver exceptional Client outcomes, build a distinctive product suite, anticipate demand and expand our network. Each interaction adds data exhaust to our flywheel: our velocity of interactions improves our data granularity and predictive analytics, further enhancing our value proposition. We believe our ongoing investment in the Knowledge Graph is creating a virtuous cycle of excellent Client outcomes, improved Network Member experience, well-targeted recruitment, and growing GLG proprietary data assets, which we believe positions us as the world’s leading Insight Network.

We believe our platform engenders high levels of trust and robust compliance standards. GLG pioneered compliance standards for the industry soon after its founding and our robust compliance systems help Clients engage with Network Members through a trusted platform. Our trained professionals help Clients and Network Members manage our risk protocols supported by a GLG global compliance team of over 50 people. GLG’s compliance team conducts deeper vetting based on risk signals as well as escalations from Client Solutions teams. Poor, fraudulent or compromising insight can ruin careers, damage organizations and slow down economic progress. Robust compliance infrastructure makes GLG the trusted choice for premium quality insights for many of the largest global organizations; for this reason, some Clients work exclusively with GLG.

Over the past two years, we have invested heavily—and expect to continue to invest—in digitizing the GLG experience by centralizing all constituents (over 60,000 Client users, approximately 1,000,000 profiled Network Members and over 1,000 GLG account team—including both Client Solutions and Business Development—members) on a unified platform. Our scalable, cloud-based infrastructure cultivates high-velocity information exchange by maximizing relevance and matching the needs of Client users with the appropriate Network Members or content to advance their actionable insight. Our Client Solutions teams are increasingly supported by advanced data analytics that study and improve the discovery process, allowing prior inquiries to inform future inquiry and discovery paths and offering predictive suggestions to users about related content to enhance their insights. Prior to connecting Network Members with Client users, we gather Network Member data on our Clients’ qualifying questions. Each of these exchanges on our platform is captured, digitized and organized for future access and analysis, creating a flywheel to power our database of structured content and improving our predictive capabilities, including higher quality matches, targeted recommendations and focused network expansion.

GLG’s Platform Flywheel

We have built enduring Client relationships (e.g., 22 of our top 25 Clients have been Clients for over a decade) where our Clients trust us to deliver insights on a continuous basis, harnessing data from our Network Members. Our Clients engage with us through subscription contracts, leading to recurring revenues that accounted for 90% of our total revenues for the year ended December 31, 2020 and the six months ended June 30, 2021. Within these subscriptions, our users consume a range of offerings (GLG Direct, GLG Research and GLG Syndicated Insights) that map to their decision-making journey. As of June 30, 2021, we have more than 60,000 Client users at over 2,700 Clients including many leading investment firms, blue-chip companies and professional services organizations.

In 2018, Paul Todd was hired as GLG’s new Chief Executive Officer to drive the strategic and operating change in the business needed to sustain and expand our market leading position. Since 2019 he has brought in an almost entirely new leadership team including new leaders for each region, as well as a new Chief Financial Officer, Chief Human Resources Officer, Chief Marketing Officer, Chief Product Officer, Head of Solutions and Head of Corporate Development. This new Leadership Team has reorganized our business to drive Client-centered decision-making and to facilitate the building of platform capabilities. We also began investing heavily—and expect to continue investing over the next three to four years—in digitizing the GLG experience and developing our scalable, cloud-based infrastructure. These investments of over $20 million each year since 2019 are enabling the team to build new workflow tools and applications, such as GLG’s Knowledge Graph, on cloud-based infrastructure utilizing advanced, predictive data analytics. These capabilities are further supported by recent additional investments in new and upgraded business systems and instrumentation. We believe that new leadership capabilities combined with these substantial and continuing investments in data, technology and systems position GLG to enhance growth and profitability in existing and new markets by:

•	Further leveraging its industry-leading scale;

•	Capturing and expanding network effects;

•	Harnessing greater quantities of proprietary data to build out new capabilities; and

•	Productizing go-to-market offerings.

Our Market Opportunity

Strong Secular Growth in Demand for Insights

Knowledge professionals (such as our Client users) who acquire, interpret, and apply information in order to perform multidisciplinary, complex and unpredictable work continue to form an increasing proportion of the economy. Since 1983, knowledge professionals have grown from 29 million to 64 million in the U.S. (as of June 2021) according to St. Louis Fed data, and we estimate the total to be around 300 million globally; a number we expect to continue to grow faster than the rest of the labor force. GLG provides critical insights to this growing group of demanding and sophisticated knowledge professionals, who are responsible for making decisions that collectively influence growth across the global economy. For example, we work with leading financial professionals responsible for allocating capital to the most deserving opportunities. We also work with corporate executives responsible for investments, alliances and rapid-cycle product developments, including knowledge professionals in growing, knowledge-intensive industries such as IT and Healthcare. We work with professional services firms advising leading institutions on their strategic and investment priorities. These knowledge professionals are often drowning in data and are seeking insights to help make their decisions. They need to make sense of the cacophony of data available today and desire a mechanism—one that provides high quality, trusted insights that are dynamic, timely and customized to their situation—to increase conviction in their decisions.

The Insight Network Market, Research Market and the Information, Data and Analytics (“IDA”) Market

Today, our core market is the Insight Network market, which provides users access to industry experts. According to our analysis, we estimate the industry topped $1.5 billion in revenues and grew double-digits in 2020 despite the effects of COVID-19. We observe and attribute the market’s resilience in 2020 to the continued shift in the economy towards knowledge professionals and their need for deeper insight as well as the comprehensive diversity of end-markets, supporting consistent industry expansion. Historically we estimate that the market has consistently grown at 5.5x to 8.0x GDP growth, achieving 17% growth per annum since 2012 and we estimate that it will continue to grow at around 15% CAGR from 2020 to 2025.

We have also begun to address the adjacent Research market within the same account-based subscription structure used to address our core market. GLG Research allows Clients to uncover quantitative and qualitative insights from highly targeted and hard-to-reach populations of Network Members at scale. Offerings include surveys, workshops and in-depth interviews. This capability positions us to gain market share as we also continue to build repeatable methodologies and tools to address specific business needs. GLG is therefore well positioned, and is investing, to accelerate its share of the $42.5 billion market research industry (as of 2019), which has grown at approximately 3.5% per year since 2017, according to ESOMAR. Because the Research market is a massive, natural extension of our core market, we have consciously built, and continue to build, methodological capabilities around our proposition to support relevant product development.

Our capabilities also enable us to address the additional and adjacent IDA market. GLG pioneered the model of delivering customized and dynamic insights at scale. In the process of building that model, we built assets and capabilities that have enabled us to drive growth in our subscription revenue by leveraging GLG Syndicated Insights. These product offerings include our Library (Content) offering as well as Network Surveys. These, plus potential future product offerings, enable our Client account teams to target the $13.4 billion IDA market (as of 2019), which has grown at approximately 11% per year since 2017, according to ESOMAR. We expect to use our metadata insights, combined with our deep operating capabilities to develop further product offerings in the future expanding on, and deepening, our current proposition in this market. This gives us confidence that this will be an area of accelerated growth over the coming years.

Our Data and Technology Powered Platform

We believe we are the market leading Insight Network because our platform rapidly connects knowledge professionals at scale and high velocity to dynamic, powerful, timely insights. Our platform defines the GLG experience and creates a synergistic relationship between our Clients, our account teams and Network Members, all leading to real-time and prescriptive information flow. Prior to facilitating delivery of insights from Network Members to Client users, each interaction generates data and metadata that is captured by our platform, further deepening the granularity of our proprietary databases and improving our predictive analytics. Our platform is designed to both enable fast and precise, high-volume insights and be improved by the accelerating velocity of those interactions.

Our scalable platform is built on GLG’s integrated, proprietary and cloud-based data infrastructure and it is delivered through our technology tools and experiences. It allows us to capture and structure unpublished data, giving us proprietary data from our Network Members at an immense scale, and to match those Network Members to Client requests with exceptional speed, precision and volume. It is architected and built to: improve each stakeholder’s experience; accelerate velocity of engaging Network Members and Client-centered decision-making; understand real-time emerging trends across all stakeholders; apply robust compliance workflows; and empower our Client Solutions and Business Development teams. It enables our account teams to identify the mix of offerings that will deliver insights through a range of globally-available product offerings that match the Client decision-making journey.

GLG’s Knowledge Graph underpins our data and technology powered platform. It is effectively a multifaceted “data cube” that captures granular information across Network Members, Clients, query topics and our Client Solutions teams. The platform is capable of multi-dimensional analysis that could allow us to understand trending topics, match Client queries with targeted Network Members in the necessary quantities and predict upcoming sources of demand, to expand our network and proactively predict Clients’ near-term needs.

Our data and technology powered platform is designed to provide benefits to all participants in our business ecosystem. Specifically, our platform:

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Delivers Differentiated Client Experiences and Accelerates Decision-Making. Our platform facilitates the deepest, most cogent insights at our disposal and allows us to rapidly deliver targeted and profiled Network Members that can address the Client request. This process is enhanced by machine learning algorithms that automatically parse through our database of previous Client requests and Network Member responses to drive a rapid, pre-qualified match to a new Client request. In addition, the MyGLG Client portal allows users to interact more directly with our proprietary data platform and delivers targeted recommendations that anticipate Clients’ needs and support the decision-making journey.

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Improves Network Member Engagement, Connectivity and Growth. The platform connects users with more relevant Network Members through optimization algorithms and provides improved project and time management for Network Members, who are busy professionals. This enhances the experience for the Network Member, enables them to learn and keep their knowledge fresh and relevant and reduces friction in their workflow. It also enables us to find, recruit and engage new Network Members.

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Increases GLG Client Solutions Teams’ Productivity. We minimize manual tasks with centralized knowledge repositories and integrated, standardized workflows. Our GLG applications allow our Client Solutions teams to drive project outcomes that leverage our data and prior inquiries, with the goals of increasing both Client satisfaction as well as levels of productivity. Our data platform also identifies emergent trends and aims to enable us to: recruit new Network Members to deliver insights to Clients before most Clients discover the need for explicit inquiry; predict behavior and surface relevant, targeted recommendations to our Client users that anticipate needs; and provide the opportunity to upsell and cross-sell.

There are three complementary elements of our platform:

1.

Unique and proprietary data: GLG’s Knowledge Graph. We believe the key insights needed to address sophisticated Client requests are locked in the minds of subject-matter experts across the economy. Our protocols use proprietary methodologies to capture and structure: Network Member information; Client qualifying questions (our primary demand signal); Client preferences/interests; Client behavioral data; and the transactional data that our Client Solutions teams generate. In combination, these data create a unique view—GLG’s Knowledge Graph—on what knowledge professionals want to know and which Network

Member(s), or content, have the insights to address the need. The Graph comprises three primary data sources:

a.

Structured Network Member Data. To improve project matching and deliver a superior experience to our users, we capture, codify and structure latent information collected from our approximately 1,000,000 profiled Network Members, which we use to create deep, proprietary data sets. Using a proprietary fact collection methodology during recruiting, on-boarding and all subsequent interactions, each year we ask over a million demand-driven qualifying questions of our Network Members (based on 2020 data) that garner approximately 10 million answers (each answer can have multiple data points) giving us deep, current and relevant information on what our experts know. To structure these data, we are investing in technology to create response repositories as well as applications and tools to better capture information that only our Network Members possess. In addition to this active data collection process, we also integrate third party data sets and gather passive data on our Network Member populations using tagging from project data. To utilize this rich set of structured, proprietary data, we have started to apply AI lookalike and propensity models, which identify similar characteristics and traits amongst Network Members to extrapolate and predict knowledge and behaviors of other subject-matter experts and help us to improve the effectiveness and speed at which we connect users with targeted Network Members and to drive more applicable insights and better outcomes for our Clients, including anticipating demand to deliver prescriptive recommendations.

To illustrate the granularity of data we gather, in the technology sector, we have data on which Network Members have used which software and cloud computing platforms; but we also have data on which Network Members have, for example, purchased and implemented each of multiple available software solutions and cloud platforms. This remarkable granularity systematizes the insights locked in expert’s minds, allowing us to provide highly targeted matches and populations for technology decision-makers, as highlighted in the following table:

Population of Network Members who As of 7/31/2021
Software	Bought	Implemented
Salesforce	1,300+	800+
AWS	1,000+	300+
Azure	900+	300+
Workday	800+	500+
Google Cloud	700+	150+

b.

Structured Client User Data. Our overriding goal is to protect each Client’s proprietary interests. When appropriate, and for our Clients’ benefit, we capture information (prior to each exchange of insight) that helps us anticipate demand to build and utilize our network. This data highlights emergent trends and shifting focus among business leaders. Together with data on Clients’ preferences and interests, we built a network that is dynamic, fresh and constantly adapting to the emergent trends influencing professional decisions. We also use this data to anticipate needs for our product suite (for example, by investing in GLG Syndicated Insights to produce relevant insights for Clients).

c.

Structured GLG Account Team Data. Our account teams make thousands of critical decisions a day as they strive to provide positive and successful outcomes for their Clients. Weaved into our workflow tools is deep instrumentation to capture event, clickstream and behavioral data to programmatically capture these decisions in real-time. The decisions, notes and judgments of our account team members are captured to be used in the future. These data are tied with the actual outcomes and feedback in the delivery of our offerings. We house these data in GLG’s Knowledge Graph and have begun to make use of it to train machine learning models that power features in our workflow tools that help our account teams make better decisions in the future.

2.

Technology stack architected to leverage GLG’s Knowledge Graph and deliver exceptional Client value. Our scalable platform is built on GLG’s integrated, proprietary and cloud-based data infrastructure and it is delivered through our technology tools and applications. It is architected and built to: improve each stakeholder’s experience; accelerate velocity of engaging Network Members to facilitate Client decision-making; understand real-time emerging market trends across all stakeholders; and deliver robust compliance workflows. Our technology stack includes Data and Business Logic Infrastructure that facilitates efficient and well-informed match and rank algorithms as well as a suite of applications for Clients, GLG account teams and Network Members. We believe this enables us to deliver distinctive Client outcomes, powering our flywheel.

a.

Data and Business Logic Infrastructure. Our proprietary data catalog is a demand-driven, structured data set used to make the world’s expert insights searchable, accessible and useful to our employees, who then synthesize and deliver recommendations to our users. The data in our catalog provide us a real-time view of i) the questions our Client users are asking, ii) the responses our Network Members are providing and iii) information on projects our GLG account team members are gathering. Platform architecture applies machine learning to data acquired from applications that feed recommendations and predictions back into those applications and, in turn, create more data. Our data and business logic framework enables efficient and well-informed match and rank algorithms, which facilitate connections to the most relevant Network Members for a user’s project in a rapid manner, with a resilient and modular system stack supporting global availability.

b.

User Applications and Experiences. We believe that the Client user experience is greatly enhanced by ensuring that all stakeholders are interacting on platforms and receiving information in a way that is convenient and easy to use. Our Network Members use the Network Member Portal to accept projects, enrich the expertise in their bios, boost their visibility, manage payment information and get project recommendations. For our Client users, MyGLG is a simple and clean portal that makes it easy to initiate queries and track progress in real time. Users can set their interests, receive recommendations, review, schedule and meet with Network Members as well as access GLG Research and GLG Syndicated Insights. The portal includes features to help in the Client workflow, such as transcripts that can be shared securely with other Client users and are auto-tagged to ease the note taking burden during Member Interactions. All of our offerings are housed on one central platform for simplicity of access across our entire product suite. For our GLG Account teams, they use an integrated set of workflow applications to support Clients with speed, quality and efficiency.

3.

Client Solutions Teams. Our Client Solutions Teams support Client users, relying on proprietary GLG workflow tools to assess and shape user learning goals and guide users through their learning and decision- making journeys. The workflow tools, powered by the GLG platform and Knowledge Graph, enable our Client Solutions Teams to bring the best of GLG’s knowledge assets to every Client interaction and demonstrate industry-specific, company-specific and issue-specific context to each Client user. Armed with these tools, our teams can quickly deliver recommendations that specify not just the ideal Network Members to engage with (the ‘who’) but also the context-specific rationale for interactions (the ‘why’). In turn, our teams are also empowered to recruit the most compelling new Network Members to meet immediate project needs and anticipate longer-term market demand trends. Finally, our Client Solutions teams, in partnership with our Business Development teams, can make predictive and contextual upsell recommendations to users before, during and following a project lifecycle.

Our Product Suites

Our Clients engage with us through subscription contracts, leading to recurring revenues that accounted for 90% of our total revenues for the year ended December 31, 2020 and the six months ended June 30, 2021. Within these subscriptions, our users consume a mix of products that map to their decision-making journey and that leverage three product suites:

GLG Direct, our largest product offering, primarily includes Member Interactions (in-depth interviews in the form of calls or video calls) with our Network Members, which connect Clients with an expert on a specific topic, business or industry. GLG Member Interactions can provide timely, customized and dynamic insights to our Client users at scale. They can be adjusted in real-time, so Clients can explore new areas in greater depth as insights emerge to guide the interaction. These in-depth interviews, which typically last around an hour, can be arranged on short notice to provide insights and inform decisions. We also support multi-party calls, recording, transcription and translation.

GLG Research allows Clients to access quantitative and qualitative insights from Network Members at scale. Through GLG Direct, we have recruited large numbers of high-quality, profiled Network Members on whose knowledge we have tremendous granularity. We believe profiled and highly targeted hard-to-reach populations of this quality and scale are not available elsewhere in the market research landscape. These Network Members—plus the data we systematically gather and structure about them to create deep, proprietary data sets—enable us to create targeted populations to enable quantitative research. Through GLG Surveys, we assemble trusted populations from large and varied sources of direct expertise, allowing Clients to quickly field-test strategies. Our Client users are sophisticated and so they also expect a high level of methodological and operational support in running surveys. Consequently, we offer support in survey design, programming and provide reporting and analysis. Many of these capabilities are available over night and on weekends to support rapid decision cycles. GLG Surveys is commonly integrated with and often a follow-up for GLG Direct. Additionally, we offer GLG Qualitative which provides Clients with in-person or virtual focus groups, workshops, discussion panels or in-depth-interviews with Network Members. This product also leverages our Network Members plus the unpublished data we systematically gather and structure about them to create targeted populations. Lastly, GLG Integrated Insights packages together several Member Interactions along with other offerings in a way that satisfies a broader Client need such as fully managed market assessments, brand analyses, voice-of-customer studies, and competitive landscape analyses led by Network Members with deep industry expertise. To enable project oversight, we also facilitate longer-term and deeper engagements between Clients and Network Members.

GLG Syndicated Insights offers Clients over 11,000 items (as of June 30, 2021) of instantly accessible content, transcripts, reports, syndicated surveys, webcasts and events through GLG Events, GLG Library and GLG Network Surveys. The product suite allows us to provide differentiated insights to multiple Client users. GLG Events brings the world’s leading voices together to share perspectives and discuss trends and implications. Clients can attend GLG Events in person, join online via live video, or listen in from anywhere. GLG Library provides access to thousands of pieces of demand-driven content. This includes direct-to-library interviews of Network Members conducted by our GLG team as well as teleconference transcripts and on-demand webcasts, both led by our global Network Members and GLG employees. GLG Network Surveys provides Clients the opportunity to purchase surveys that we have commissioned based on aggregate demand in an area.

These offerings are available through our account-based subscription structure to provide Clients a simple way to access the insight they need. We offer both our Clients and Network Members the ability to interact with our suite of products through digital interfaces. These platforms not only provide key functionality, but also permit the optimization of Client and Network Member experiences through the use and passive collection of data, allowing for matches to be done precisely and quickly.

MyGLG Client portal allows our Clients to engage digitally with GLG. This enables our offerings and capabilities to integrate with Client workflows. It also allows us to manage Client user preferences and surface recommendations to our users. Some key functionalities include the ability to:

•	Rapidly review, filter and select preferred Network Members

•	Quickly check availability and schedule consultations immediately (with calendar integration)

•	Review our Events and Library and select appropriate content

•	Download call transcripts

•	Set preferences and other interests

•	Review recommendations pulled from our suite of products

Network Member Home portal is available for Network Members to manage their engagements with GLG. Some key functionalities include the ability to:

•	Review contract terms and conditions, and access compliance training

•	Check the status of current and past projects

•	Review and apply for projects

•	Manage profile and résumé data, including areas of expertise

•	Request and check status for payments

•	Refer other subject-matter experts to join GLG’s network

Our Competitive Strengths

We believe we are the market leading Insight Network because we offer our Clients timely access to the right insight, enabled by our data and technology powered platform. The GLG platform powers precision, speed and volume in matching users with the right Network Member, a broad suite of services that map insights to their decision-making journey, high levels of trust and robust compliance, and the ability to anticipate demand and guide the user discovery process. We are able to offer this level of differentiation by leveraging our distinctive assets: our data and technology powered platform that organizes our Network Member data and rapidly surfaces the right Network Member for the right query; our deep and broad proprietary expertise database through which we capture, codify and structure information from our approximately 1,000,000 profiled Network Members; a suite of offerings that we believe to be the broadest in the industry (backed up by deep operating and methodological capability); and, our Client Solutions teams who are aligned to Client users and empowered by our proprietary data and workflow tools.

Proprietary Data and Technology Powered Platform

Our proprietary data set lies at the heart of our differentiation and we believe it provides a unique, real-time view of what the working world wants to know and what the world’s experts have to share. Our technology translates these data, along with complementary investments in infrastructure, workflow and experiences, into applications that deliver exceptional value to our Client users, our Network Members and our GLG teams.

Our platform integrates key capabilities, combining the best of our proprietary data, our technology stack architected to leverage the Knowledge Graph and the judgment of our Client Solutions team. This combination facilitates users’ access to our network. It rapidly connects Clients to dynamic, powerful forms of insight from the right expert and therefore creates a flywheel between our Clients, Network Members and our Client Solutions teams, all leading to real-time and prescriptive information flow. The scale at which we do this allows us to provide the immense reach and speed of insight that our Clients across the globe deserve and expect from GLG.

Largest Insight Network

GLG pioneered and created the Insight Network category when it was founded in 1998, and currently maintains the largest and most scaled two-sided Insight Network. As well as receiving remuneration for their contributions, Network Members choose GLG because of our strong reputation in the industry among Clients and other Network Members, coupled with our commitment to providing a trusted environment. Network Members prioritize recognition of their expertise and validation of their value in the market, and the GLG network provides this to them; Network Members report that GLG’s Clients often help them grow their own expertise, as well as contribute to the advancement of their field. Finally, Network Members value that they are able to earn fees, while contributing to key decisions for GLG’s Clients.

Our network of approximately 1,000,000 profiled Network Members spans across the globe and across a comprehensive list of disciplines, e.g., over 550,000, 225,000 and 205,000 in the Americas, EMEA and APAC respectively; and over 180,000 healthcare and biomedical, 220,000 technology, media and telecom Network

Members. This community of Network Members have conducted over 4.4 million interactions with Clients since 2003. We continually look for fresh sources of knowledge and long tail perspectives on niche requests that users send us. In 2020, that meant that we added over 65,000 new Network Members who engaged with Clients. This constantly refreshed network and the depth of knowledge we have about our Network Members means that we can automatically segment Network Members based on the ways that our Clients want to engage them, at scale. That scale means we can attract more Clients to participate in our platform, and so powering our flywheel: our over 2,700 global Client base with more than 60,000 users as of June 30, 2021, include blue-chip, high-quality companies and leading professional organizations.

Distinctive Client Delivery

Many knowledge professionals are in demanding roles, often working long hours to meet tight deadlines on high value business decisions. Our Client users ask detailed and nuanced questions that are specific to their decision-making journey. It requires the skill and judgment of trained Client Solutions professionals combined with the proprietary data and technology we have developed to deliver excellent Client outcomes and experiences. As of June 30, 2021, we employed over 1,000 GLG account team members (of which over 800 are Client Solutions team members). They are the first point of contact, forming trusted Client user-level relationships with our Clients and building a deep understanding of their needs to offer a superior Client experience and drive upsell in usage or into new product offerings and user groups. They leverage our technology platform tools, powered by the accumulated history of our work and data, to respond to Client requests with speed and precision, facilitating access to our Insight Network. They identify and guide our business where we need to expand our network and respond to, and anticipate, areas of user interest and preferences to proactively provide targeted and highly relevant recommendations to increase user engagement and upsell and/or cross-sell into new client business units. We invest in the training, coaching and development of these professionals to build the domain, commercial and Client management capabilities that lead to high engagement and Client retention.

Power of the GLG Brand

While GLG excels at matching knowledge professionals with the expertise they need to move their businesses ahead, the GLG brand adds value to our business by creating a network effect for Clients and Network Members alike. For Clients, the GLG brand promises thoughtful partners who deliver extraordinary expertise, precise matches, a diversified suite of products and uncompromising standards within a trusted environment. Experts join our network to be valued for their expertise and build their brands with leading decision makers, within a framework that they can trust. GLG created the Insight Network category at inception and the strength of our brand accelerates our ability to acquire and retain Clients and Network Members.

Breadth of Product Offerings That Match to the Client Decision-Making Journey

As experts on expertise, we have immense depth and granularity on who knows what across every geography, industry and function. That allows us to connect our Clients with highly targeted insights, in real time. Each Client interaction further feeds our data and technology powered platform, strengthening our ability to anticipate Client needs and giving us the potential to offer the right insight at the right time. We aim to make these expert insights easily accessible at scale in the broadest number of ways, enabling Clients to receive insight in the format most suited to their decision-making journey. Different decision stages require different types of insight. For example, corporate Clients may want to begin with focus groups to identify themes, then validate these by gathering quantitative data through surveys, and then using ethnographic interviews to get deep insight through our GLG Research offerings. Investors may want to use content and events to get to know a space and the opportunities through GLG Syndicated Insights. If the space looks promising, then they may wish to speak with Network Members to test ideas through GLG Direct. Our breadth of offerings allows us to deliver insights end-to-end across the decision-making journey for all our segments of Clients.

To support delivery of these offerings, we have invested in the necessary methodological and operating capabilities to meet the needs of sophisticated Clients, and we believe that we own the most diverse product offering suite compared to other major Insight Network players with our three primary product suites (GLG Direct, GLG Research and GLG Syndicated Insights); offerings that can be integrated to provide the right integrated insights tailored to the decision-making journey of Client users.

These offerings are available through our account-based subscription structure to provide Clients a simple way to access the insight they need.

High Standards of Compliance and Trust

We believe our platform engenders high levels of trust and robust compliance standards. GLG pioneered compliance standards for the industry soon after its founding and our robust compliance systems help Clients engage with Network Members through a trusted platform. Our trained professionals help Clients and Network Members manage our risk protocols supported by a GLG global compliance team of over 50 people. GLG’s compliance team conducts deeper vetting based on risk signals as well as escalations from Client Solutions teams. Poor, fraudulent or compromising insight can ruin careers, damage organizations and slow down economic progress. Robust compliance infrastructure make GLG the trusted choice for premium quality insights; for this reason, some Clients work exclusively with GLG.

Highly Attractive Business Model and Financial Profile

We believe that the depth of our Client relationships and account-based subscription contract structures underpin our attractive business model with highly recurring revenues diversified by geography and segment. Our Clients engage with us primarily through subscription contracts, which provide each Client’s users access to one or more of our offerings, including GLG Direct, GLG Research and GLG Syndicated Insights leading to recurring revenues, which accounted for 90% of our total revenues for the year ended December 31, 2020 and the six months ended June 30, 2021. In the year ended December 31, 2020 and the six months ended June 30, 2021, we generated 64%, 20%, 16% of our revenues in the Americas, EMEA and APAC, respectively. We have a scalable and flexible cost structure which produced an Adjusted EBITDA Margin of 21.9% and 21.6% in the year ended December 31, 2020 and the six months ended June 30, 2021, respectively. Each of our reportable segments reported over 70% of gross contribution margin, which is driven by a flexible cost of revenue structure, and we have the potential to drive operating leverage as we grow and leverage our scale, leading to improved cost trends from labor productivity. We believe we are a nimble business with light working capital needs and low capital expenditure requirements, which has driven high levels of cash flow conversion.

Our Clients

For the last 23 years, GLG has been embedded in the critical research and decision-making workflows of the world’s most influential investors, corporate executives, and service providers. We are honored to serve this diversified and distinctive global Client base, which is comprised of many of the world’s top investment funds, financial institutions, corporations, consultants, law firms and non-profits.

As of June 30, 2021, we have over 60,000 users across 2,700 subscription Clients including, at least:

•	800 global private equity funds, including 10 of the largest funds, ranked by assets under management

•	9 of the 10 leading banks ranked by fees generated

•	500 public equity investment firms

•	8 of the 10 largest pharmaceutical companies ranked by revenue

•	40% of the Fortune 100, spanning across nearly every sector of the economy

•	9 of the 10 largest law firms ranked by revenue

•	7 of the 10 largest global technology firms ranked by revenue

We work with knowledge professionals that drive important decisions that influence the economy. Typical GLG Client-level user personas and common use cases include:

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Private Investors (Equity and Credit): GLG supports private equity, venture capital and private debt investors across industry sectors, working with leading investment and lending professionals through the entire deal lifecycle from origination and understanding market dynamics through diligence and post-investment value creation. In a competitive investment environment for our Clients, GLG’s platform delivers insights that allow investment and lending professionals to uncover new opportunities, gain conviction on deals and continue to add value to their portfolios over time by matching investors with Network Members who have unique insights relating to portfolio company or target customers, competitors and suppliers.

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Public Investors (Mutual and Hedge Funds): GLG helps investors gather strategic insight, assess value and mitigate risk across the full spectrum of investment strategies, including long/short equity, event-driven and merger arbitrage, global macro, emerging markets and industry sectors. GLG supports public investors in all phases of their workflow, connecting them with insights from industry veterans, academics, and key opinion leaders to explore new investment themes, understand key industry and market trends and provide channel checks: all following our rigorous compliance protocols.

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Investment Banks: GLG’s platform enables investment banking professionals at many of the world’s largest investment banks to enhance their research and diligence process with access to firsthand expertise in any industry or sector. We work with clients across underwriting, M&A, sales and trading, equity research and the full range of public and private asset management, providing insights to support decision-making, while mitigating risk of exposure to confidential information.

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Strategy Consultants: Consultants from leading global management consulting firms and boutique firms of all types rely on the GLG platform to gather first-hand expertise to address their clients’ most complex challenges. GLG helps strategy professionals develop and validate hypotheses in all phases of client work, from new business acquisition through full engagements, including transaction support, subject-matter deep dives, competitive benchmarking and voice of customer projects.

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Product Development and Marketing Executives: GLG supports product developers and marketers in the Technology, Pharmaceutical, Medical Device, Life Sciences and Industrial sectors as they seek to make investments and grow their businesses. GLG’s platform enables sophisticated, industry-specific insight gathering capabilities throughout the entire product development and commercialization lifecycle, including market assessment, product concept testing, pricing, and message testing.

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Corporate Strategy & Business Development Professionals: GLG provides these professionals with insights to assess new market opportunities, evaluate acquisitions, understand long-term customer needs and validate and develop core business strategies.

•	Social Impact Leaders: through our Social Impact Program, GLG supports leaders at a variety of social impact organizations as they make critical decisions to achieve their organizational missions.

Our Clients represent more than 60,000 users as of June 30, 2021, with direct and trusted relationships with our over 1,000 GLG account team members (of which over 800 are Client Solutions team members). Our Client Solutions teams are a critical component of our success, leveraging their own sector experience and our proprietary data and technology to connect users to targeted Network Members. We believe this approach results in more optimal insights and Client outcomes.

The breadth and diversity of our Client base is a critical competitive advantage in our approach. Our Client pipeline produces data that enables us to see emerging trends in demand in real time. In turn, we are able to leverage this robust set of customer generated data to offer additional, relevant products to our Clients. This real-time data also helps us improve Client delivery, drive Client retention, and react more quickly and more accurately than our competition, which is a key differentiator for many of our Clients who know that the speed and accuracy of the insights that we are able to facilitate through our Network Members gives them a leg up in their various end-markets.

We pride ourselves not only on the breadth of our Client base, but also the depth of the relationships we’ve developed with these Clients over our company’s 23-year history. We’ve become an essential and trusted partner to our Clients, which has driven high levels of wallet retention and consistent increases in average customer spend. As of June 30, 2021:

•	22 of our top 25 Clients have been with GLG for over 10 years

•	The average tenure of a GLG Client is 11 years on a revenue weighted basis

•	Approximately 1,100 of the 2,700 clients have been with GLG over 5 years and approximately 500 of the 2,500 have been with GLG over 10 years, both on a non-weighted revenue basis

Our Client users are located in 91 different countries around the globe. In the year ended December 31, 2020 and the six months ended June 30, 2021, 16% of our revenue was derived from Clients in APAC, 20% of our revenue was derived from Clients in EMEA and the remaining 64% was derived from Clients in the Americas. In the year ended December 31, 2020 and the six months ended June 30, 2021, no single customer accounted for more than 6% of our revenues.

Client tenure on a weighted basis is calculated by multiplying the tenure of each client by their respective revenue of the last twelve months and then dividing by the total revenue over the last twelve months. We believe that calculating this number on a weighted basis provides a more meaningful metric than calculating it on a simple basis because it takes into account the relative financial significance of larger clients that have a greater impact measuring the Company’s performance.

Below are several Client case studies highlighting the value of GLG’s solutions:

Researching Pricing Structure for a Flagship Security Product

Situation

The product management team for a leading enterprise SaaS organization was looking to research the price structure of its flagship security product. It hoped to make changes that would make it competitively priced and optimized for new customers, while not turning off existing customers.

Approach

GLG conducted a blinded conjoint survey fielded to an expert panel of 300 U.S.-based IT executives employed at organizations with more than 2,500 employees. The panel was made up of decision makers and influencers responsible for evaluating and implementing network access control products and solutions.

Outcome

The survey identified key feature optimizations between product tiers and customer pricing sensitivities, which suggested that the Client’s initial pricing model was relatively close to the survey respondents’ willingness to pay. At the end of the study, the Client adjusted their Tier 1 and Tier 2 pricing higher and adjusted their Tier 3 pricing lower.

Using Quantitative Insights to Support an Annual Economic Study

Situation

A top-tier professional services firm Client compiles a report on the state of the economy every year. This report requires a deep dive into how different investment players (e.g., investment banks, hedge funds, high net worth investors) view the economic climate. To provide a holistic and informed analysis, the Client team needed data from seasoned investors.

Approach

GLG worked with the Client to refine its survey and fulfill its data needs. GLG sourced brand-new experts brought into the network and experts who participated in previous years to assess their opinion on market value, future market growth, bull vs. bear categorization and potential impacts of COVID-19 on the market—among other things.

Outcome

Our Client used the insights gathered for its 11th annual investor survey. The insights gathered could measure investor sentiment, market climate and potential impacts of COVID-19 on the market and allowed the company to make predictions.

Gauging the International Market for Diagnostic Testing for Cancer Patients

Situation

A client wanted to gauge the market for diagnostic testing for cancer patients across multiple geographies. The client wanted to speak with pathologists from various countries who have experience processing companion diagnostic tests for cancer patients. They specifically were looking for pathologists with expertise with different diagnostic testing modalities.

Approach

GLG designed and ran a GLG survey of over 300 pathologists, leveraging our deep knowledge of our network to target anatomical, clinical, and molecular pathologists who had experience with a broad range of diagnostic testing modalities to get the most relevant insights for the client. Additionally, GLG partnered with our trusted research partners in EMEA and APAC to field and translate the survey into nine different languages, targeting anatomical, clinical, and molecular pathologists from 12 countries.

Outcome

The survey answers gave the client a strong view of the market, helping them to build an understanding of how pathologists used different diagnostic tests, and their involvement in setting diagnostic or clinical guidelines for oncology diagnostics in their countries.

Our Network Members

As pioneers of the Insight Network category, GLG maintains the market-leading, largest network of Network Member populations. GLG’s network consists of approximately 1,000,000 profiled Network Members and spans across more than 160 countries and almost every industry function. This network is comprised of business professionals, academics and consultants from a vast variety of fields, including former C-suite executives from Fortune 100 companies, academics from top universities, researchers with experience at leading organizations worldwide and many other highly qualified experts with deep knowledge across a wide range of subject-matters, including over:

•	5,000 accounting and financial analysis Network Members

•	210,000 consumer goods and services Network Members

•	195,000 energy and industrials Network Members

•	115,000 financial and business services Network Members

•	180,000 healthcare and biomedical Network Members

•	25,000 legal, economic and regulatory affairs Network Members

•	15,000 real estate Network Members

•	220,000 technology, media and telecom Network Members

Our Network Members have a substantial presence across every major geography, including over:

•	550,000 Network Members in the Americas

•	225,000 Network Members in EMEA

•	205,000 Network Members in APAC

At the foundation of our network is a rigorous recruitment, screening and selection process for Network Members which helps us maintain our high compliance standards for those we deploy to Clients. This allows us to constantly grow, update and refresh our network. While we believe the scale and diversity of our network created by this approach is differentiated from that of our competition, the data that we capture from them also separates our Client offerings from those of our competitors. Utilizing our proprietary technology stack, we believe that we have created the industry’s most comprehensive Network Member data set by proactively collecting, structuring, and optimizing proprietary data on our Network Members’ experience, expertise and history of working with us, whether it is doctor prescriptions, cloud platform applications usage, or any other number of in-depth domain and functional areas. This proprietary and structured data enables us to quickly and accurately match users with highly relevant Network Members who assist and guide users on their most important and challenging decision-making workstreams.

Network Members choose GLG because of our strong reputation in the industry among Clients and other Network Members, coupled with our commitment to providing a trusted environment. Network Members prioritize recognition of their expertise and validation of their value in the market, and the GLG network provides this to them; as well as remuneration for their contributions, Network Members report that GLG’s Clients often help them to grow their own expertise as well as contribute to the advancement of their field.

Below are several examples demonstrating the impact our Network Members have had on the Clients and communities they support:

ABC has deep experience in the car-and ride-sharing industry, and as such has been in high demand as a recently joined GLG Network Member. His primary experience is in operations, municipal relations and regulations, and other key aspects of the car sharing supply chain and operational ecosystem. To date, ABC has participated in phone consultations and provided his expertise to several of GLG’s Corporate and Professional Services clients to help them build a market overview of the car sharing space to guide their decision-making. As a specialist in a fast-growing field, there will be opportunity for ABC to grow his relationship with GLG over time, conducting more consultations and participating in surveys in his area/s of expertise.

DEF is an investor and an operations and advertising executive at several large social media platforms. Her expertise is in all forms of platform advertising, including social media and gaming, as well as competitive dynamics and ecommerce strategies. She has participated in company-specific consultations to support due diligence as well as market and technology overviews and has worked with GLG Clients across financial services and corporates.

GHI is a leading consultant in the food retail industry. With over 30 years of experience in merchandising, marketing, operations and global sourcing, he is one of the industry’s foremost experts on what’s trending in food retail. He joined GLG as a Network Member in 2008 and has conducted hundreds of consultations in his lifetime at GLG. He has completed engagements across many GLG’s Client types, performing direct consultations, serving as an expert at Client events and regularly completing Surveys. Throughout his time as a Network Member, he has received excellent Client and internal feedback, with a 98% positive feedback rating based on hundreds of pieces of Client feedback.

JKL is a chemical engineer with decades of experience in leading chemical companies specializing in industrial coatings. He joined GLG in 2014 as a Network Member. As a Network Member, he has worked closely with GLG Social Impact Fellow, EarthEnable – a nonprofit that installs affordable earthen floors in homes across Rwanda and Uganda to mitigate health issues caused by dirt floors such as asthma, diarrhea, and malnutrition. Through phone consultations with EarthEnable’s founder, he helped the nonprofit improve the chemistry of their floor varnish, so it was less toxic and easier to manufacture. He also helped EarthEnable identify suppliers who could deliver raw materials to Rwanda in bulk.

Our Go-to-Market Strategy

We go to market at the account level, working with users within a Client, which allows our account teams to build relationships of deep trust and upsell products to our users based on current needs and cross-sell to new users. We believe trust is best built by maintaining a Client Solutions Team member’s relationship with a certain Client user, across the full GLG product suite. As such, we have aligned our organization and operating structure to be user-centric. We are first and foremost organized into three Regions—Americas, EMEA and APAC—within which we are structured to serve our local Client users with a customized, targeted approach. Within these geographies, we are able to grow our user base and Clientele as a result of our highly local, boots-on-the-ground efforts. Our localized and personalized strategy empowers our Client Solutions and Business Development teams to drive new business and cross-sell opportunities to GLG and deepen our current Client end user utilization.

GLG’s broad suite of offerings are made available in an integrated sales cycle. Clients begin by using Direct consultations to formulate hypotheses, then test them through GLG Research offerings on larger populations and validate their views by consulting GLG Syndicated Insights. The breadth of our offerings suite and our user-centric go-to-market strategy could allow us to further penetrate existing accounts with additional volume and mix of products on an ongoing basis.

Our Growth Levers

Our Growth Strategy is user-centric, and consequently driven by region and based on Client-level user personas. Our organizational structure provides the ability to focus on revenue, profitability and growth at the account level within each of our regions. We drive growth through three main levers: (i) upselling existing users into greater usage of existing offerings by continually improving match quality, speed and volume as well as surfacing contextually relevant and targeted, demand-driven recommendations; (ii) upselling existing users to adopt a broader range of offerings that support the decision-making journey and increase our share of research wallet for these users; (iii) cross-selling to new users at new units within existing Client relationships as well as acquiring new logos that we are positioned to support in all of our target segments.

Continue to Capture Growth in the Core Insight Market

Deepening existing Client utilization of our core GLG Direct product. Our approach leverages core investments in data, technology, and Client Solutions capabilities to drive improvements in Client delivery. This improvement in the process of matching Network Members with Client requests provides a higher yield for each project request by delivering Client users higher quality, higher volume, and higher speed matches encouraging higher uptake and usage. Over time, this can drive an increase in our ACV with our Clients.

Upselling to higher usage levels. Our substantial ongoing investment in our data and technology powered platform over the past several years has given us the ability to anticipate Client demand via recommendations and identification of emergent trends. This is possible through our detailed Client user profiles that capture their preferences, past engagements and interests. Explicit interest cataloguing is done both by us and by our Clients, and implicit interests are captured and tagged automatically from behavioral data on the platform and information from third party data sources. With such detailed Client user profiles, our recommendation algorithms match Client interests to timely and relevant GLG insight assets in the form of recommendations for Client users. With increased velocity, our platform develops stronger and stronger predictive analytics, resulting in more accurate anticipation of Client needs. With the benefits of our solutions evident to Clients, we have a successful track record of upselling existing users to greater usage levels and increasing ACV.

Increasing the number of Client users within our existing Client organizations. We have built enduring relationships at thousands of large, complex, multifaceted organizations. As our Clients grow, there is opportunity to: (i) add new users within existing Client business units and (ii) acquire new business units within our existing Client portfolio.

Acquiring new logos and capturing underrepresented geographic markets. Acquiring new Client relationships, particularly corporations, is an opportunity that can be executed by following existing GLG users as they move to new roles and new organizations, in addition to targeting unserved business units within existing Clients with needs that match our capabilities and who value our high-quality offerings. We also believe that a local delivery presence builds deeper Network Membership and engagement. Our approach could also help uncover local Client prospects, and we see significant long-term opportunity in underrepresented markets across the Americas, EMEA and APAC. Additionally, a global network deepens global Client relationships. Our Clients in existing geographies benefit as our network strength improves in international markets driving increased revenues in established markets. Consequently, our approach to geographic expansion leverages our existing global Client relationships and can also include establishing a local presence in the new market to target new Clients. Our continued expansion also further diversifies our revenue base with 36% of our current business coming from outside of the Americas in the year ended December 31, 2020 and the six months ended June 30, 2021.

Increase Adoption of Our Disruptive Research Product Suite Across All Segments Including Corporations

We believe our expansive product suite resonates with our Clients across industry segments, and we see opportunities to upsell our products to existing users and cross-sell to new users within our current Clients. Our differentiated GLG Research products enable us to penetrate the fragmented Corporate Research market. Underpinning our differentiated GLG research products is our differentiated approach to recruiting and onboarding that we’ve used to build our network of approximately 1,000,000 profiled Network Members. We are able to target and recruit a qualified group of Network Members who are attracted to the broader opportunities offered by the GLG platform, such as GLG Direct and GLG Library. Moreover, we collect and structure substantial data on our Network Members during onboarding, qualifying and understanding their knowledge in the process. The scale of our network and the data we capture on that network, enables us to rapidly deliver to our Clients relevant Network Member populations including surveys of targeted, hard-to-reach groups, who provide our Client users impactful, actionable insights.

In addition to matching Clients with the right Network Member populations, our GLG Integrated Insights offering allows us to combine multiple research methods to extract a range of learnings and deliver actionable insights to support Clients’ business decision-making. Our ability to combine targeted and qualified populations with holistic insights allows us to support business decisions in a way that sets us apart from traditional research suppliers. Altogether, we own a platform that facilitates the delivery of an integrated product suite that can serve a broad spectrum of our Clients’ insight needs. Based on this differentiation in the market, we plan to upsell existing Clients and acquire new logos in this space.

New Product Offering Development

Today, we offer Clients over 11,000 pieces of instantly accessible content, reports, syndicated surveys, webcasts and events through GLG Events, GLG Library and GLG Network Surveys. We believe there is an opportunity to accelerate adoption of these products and also to invest in new product development in the future. This creates an opportunity to deepen our presence in the $13.4 billion IDA market (as of 2019), which has grown at approximately 11% per year since 2017, according to ESOMAR. Our metadata insights, combined with our deep operating capabilities, give us confidence that this will be an area of accelerated growth through further product development.

Selectively Pursue Strategic Acquisitions to Complement Our Platform

While our focus is to grow organically GLG is now in a position, with an enhanced team and platform in place, to pursue inorganic opportunities to further accelerate its strategy and growth trajectory. We plan to build and pursue an actionable pipeline of acquisitions that would potentially bring broadened technology and product offerings; expanded geographic footprint; increased breadth and depth of our data streams to further deepen GLG’s proprietary data platform; tangible opportunities to generate synergies and strong financial returns on capital deployed.

Our Competition

GLG competes in the core Insight Network market against smaller players with narrower offerings. As we disrupt new markets in Research and Information Data and Analytics, we are potential substitutes for a broad range of competitive offerings.

Insight Networks. We believe GLG has the leading market position with the largest network of members and a proprietary data and technology powered platform. We believe none of our competitors, including AlphaSights Ltd., Guidepoint Global, LLC and Third Bridge Group Ltd, match GLG’s scale and depth of offering across geographies, segments, and products. According to our analysis, GLG’s 2020 Revenues were more than 2.5x larger than our nearest competitor. Our 2020 technology spend of over $35 million represents, we believe, a competitive advantage in this space.

Research, Information, Data and Analytics. GLG is disrupting a broad range of adjacent industries with our customized and syndicated products. Across all these markets, GLG brings a deep network of experts, who were typically recruited to have a direct interaction with a sophisticated knowledge professional. This quality differentiates the insights we bring, which are actionable versus basic information from panels of unknown origin or insightless opinions of company analysts without true practical expertise. Additionally, to support the rapid working pace of our Clients, GLG has developed protocols which enable us to turn around market research projects at high speed. For example, our scale results in multiple, repeated Client inquiries around the same companies, topics and themes. This allows us to leverage work done previously for new Client inquiries to instantly deliver qualified, profiled populations of experts. In these adjacencies, we compete with a broad range of competitive options including: large global research conglomerates, alternative data providers, sell-side research, syndicated industry reports and small specialized B2B research firms.

Our Social Impact Program

Our mission—to bring the power of insight to every great professional decision—is not confined to investors, for-profit corporations and professional services firms. Social impact organizations also need to make decisions under uncertainty where the insight of GLG Network Members can improve the quality of decision-making and increase return on investment. In fact, in this realm we have discovered that a single interaction can lead to change for thousands of lives. Therefore, GLG seeks to apply our platform and product suite to social entrepreneurs, foundations and support other Clients in their social impact endeavors. We work with non-profits, foundations, impact investors and Corporate Social Responsibility teams to support their missions. Since 2020, we’ve worked with more than 250 social sector organizations across more than 40 countries, donating over $4 million in a combination of direct financial support and in-kind contributions. Approximately 450 employees, almost 20% of our global workforce, have been directly involved in these efforts. More than 2,000 of our experts have engaged with GLG Social Impact Clients since the start of 2020. Following are details on some of our most important programs:

Social Impact Fellowship Program. Since 2014, we have provided ongoing pro-bono support to 63 organizations, which reach more than 50 million people globally each year. The program includes two years of pro-bono GLG support and networking opportunities with the other fellows. We execute hundreds of Social Impact inquiries per year. For instance, GLG partnered with Drinkwell whose goal is to provide clean drinking water in India and Bangladesh. The team recognized the need to negotiate contracts with the large government utility, but had little experience with these negotiations. GLG was able to connect Drinkwell with a former government official who had experience with the water utility and was able to guide the company. Today, Drinkwell’s technology purifies millions of liters of water every month and they are helping Dhaka become one of the first Megacities across Asia with 100% safe water. Similarly, GLG worked with BlocPower, a Brooklyn-based energy technology startup which aims to scale green energy across inner cities by updating millions of older buildings while hiring from minority and vulnerable populations. BlocPower needed help bridging the broadband divide in New York City with a goal of bringing decentralized WiFi to 10,000 households. GLG’s experts helped BlocPower understand the various technical options and choose the right software for monitoring. Also, we sent a leading U.K. polymers and coatings expert to Rwanda to help EarthEnable refine the composition of their safe and affordable earthen flooring solution, which protects more than 10,000 families in Rwanda and Uganda against the common health issues caused by dirt floors. And we connected The Trevor Project, the world’s largest suicide prevention and crisis intervention organization for LGBTQIA+ young people, with both U.S. and global experts in volunteer management, project planning, and strategic partnerships to help them expand their tech capacity and processes in response to booming need throughout the pandemic.

An independent evaluation conducted in 2017 found that the Fellowship has successfully “advance[d] the footprints of mission-driven, social impact-focused organizations around the globe,” with Fellows who have participated in other fellowships sharing that GLG’s model is unique and valuable in the access it provides to expertise.

Social Impact Partners Program. In an effort to scale our Social Impact Program further, both by engaging more organizations as well as employees, we created the Social Impact Partners Program in 2019. This program enables any GLG employee to sponsor a social impact organization they care about. In 2020, we engaged over 150 social sector organizations, which collectively reach over 100 million people in over 30 countries. Not only does this benefit those organizations, but it is also a key engagement tool for GLG employees. We have found that employees engaged in Social Impact have improved retention and tenure.

The crowdsourcing approach of our Partners Program informed our global response to COVID-19. We mobilized our organization to provide pro bono support to nonprofits on the frontlines of the relief effort. We invited all employees, Clients, and experts to refer nonprofits to us. We also helped global businesses safely and smartly navigate the pandemic by hosting thousands of virtual Network Member events on COVID-19 and other pressing topics. The program was novel in its scalability and replicability; within months of its launch, we expanded it to also offer pro bono support to organizations fighting for racial equity.

We have also partnered with government bodies. In one example, during the height of the pandemic, we worked with a local government agency exploring creative and innovative ways to get necessary PPE and medical equipment to first responders. We connected the agency with 13 Network Members—including ones with senior leadership experience at 3M Company, Philips Medical Systems, Medtronic, and other leading corporates—on a rapid timeline to help guide their strategy and decision-making.

Just as GLG innovated by creating our category more than 20 years ago, we pioneered a model for how it can contribute to the social good. We drive social change not just with monetary donations, but by empowering our employees to make an impact using the skills they refine every day by serving our thousands of Clients. Our efforts laid the groundwork for our industry, and we continue to build the scale and intensity of our efforts that leverage capabilities we’ve built over nearly a decade of social impact experience. Just recently, we were shortlisted for the 2021 Global Good Awards, for our global response to COVID-19. In 2020, we were named in Fast Company’s 2020 World Changing Ideas Awards, for our Social Impact Partners Program.

Intellectual Property

Our success has resulted in part from proprietary methodologies, software, reusable knowledge capital and other intellectual property and proprietary rights. We rely on a combination of copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to establish, maintain and protect our intellectual property and proprietary rights. We have policies related to confidentiality, ownership, and the use and protection of our intellectual property and other proprietary rights. We also enter into agreements with our employees and third parties as appropriate that protect our intellectual property and other proprietary rights, and we enforce these agreements if necessary. We recognize the value of our intellectual property and proprietary rights in the marketplace and seek to vigorously identify, create and protect it. Additionally, we actively monitor and enforce contract compliance by our end users.

See “Risk Factors—Risks Related to Intellectual Property and Technology” for a more comprehensive description of risks related to our intellectual property.

Human Capital Management

As of June 30, 2021, we had over 2,300 employees with offices in 12 countries including the United States, Greater China, India, South Korea, Japan, Singapore, Australia, the United Kingdom, Ireland, France, Germany, and United Arab Emirates.

Total Rewards

Our Total Rewards program is designed to align the total compensation of our employees with our performance and to provide the proper incentives to attract, retain and motivate employees to achieve strong results. The structure of our compensation program balances fixed and variable compensation and comprehensive health and wellness benefits.

Base Pay

We provide employee salaries or wages, as applicable, that we believe are competitive and consistent with employee positions and geographic location. We engage a nationally recognized outside compensation consulting firm to independently evaluate the effectiveness of compensation and benefit programs and to provide benchmarking against our peers within the industries in which we compete for talent. Annual increases to salaries or wages, as applicable, are based on merit, which is documented through our talent management process as part of our annual review procedures and upon internal transfer and/or promotion.

Short-term Incentive Plans

In addition to competitive base salaries, we accomplish our objective to offer a market-competitive compensation package through our short-term incentive plans for our employees (the “Incentive Plans”) in which our employees may be granted cash incentives that generally will be paid based on the achievement of certain individual and/or team performance objectives. The Compensation Committee approves the Incentive Plans and will administer and have authority to interpret the terms of the Incentive Plan and determine eligibility of participants.

Health and Welfare Plans

We are committed to providing comprehensive benefit options and it is our intention to offer benefits that will allow our employees and their families to live healthier and more secure lives. We engage nationally recognized outside benefits consulting firm to independently evaluate the effectiveness of our benefit programs and to provide benchmarking against our peers within the industries we compete with for talent. Our employees are eligible to participate in wide-ranging benefit plans. These benefits include:

•	Medical, dental and vision insurance;

•	Paid time off, holidays and parental leave;

•	Life insurance;

•	Short-term and long-term disability;

•	Wellness (e.g., Employee Assistance Program, Calm);

•	Parental and family (e.g., maternity, adoption, surrogacy and child-care support);

•	Tuition reimbursement benefit on job related education for employees with one or more years tenure; and

•	Sabbatical (for employees with more than 5 years tenure).

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Wellness Program

We offer our employees a wellness program and benefits to create a positive workplace environment, support employee well-being and increase employee engagement. The GLG Wellness Program (named “Simply Well”) provides employees access to a series of live, virtual classes and workshops hosted by wellness experts focused on the physical, emotional, social, and intellectual wellness of employees.

We also provide wellness benefits inclusive of mental health support (i.e., employee assistance program “EAP” and online therapy), wellness coaching (via the EAP) and meditation/sleep/relaxation support (e.g., Calm).

Defined Contribution Plan—401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre- or post-tax basis and have it contributed to the plan subject to applicable annual limits under the Internal Revenue Code. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. We have the ability to make discretionary matching and profit-sharing contributions to the 401(k) plan, and such match is issued on a per pay period basis (3% of eligible pay up to $5,000 a year).

Pension / Statutory Retirement Accounts

We provide pension benefits to our United Kingdom employees through Aegon. Eligible employees are automatically enrolled at 5% of banded earnings. Employees can elect to contribute 5% on total base salary up to GBP 100,000 and we will provide a 5% match.

We also contribute to statutory retirement accounts such as Singapore’s Central Provident Fund.

Recognition Program

GLG Applause is a formal point-based reward and recognition program that recognizes employee who go above and beyond for their colleagues, Clients, and for us; while exhibiting our core values. The program is administered in partnership with Workhuman and leverages their global SaaS platform.

Talent Development and Training

Training

We emphasize employee development and training. Behavioral expectations (i.e., GLG’s Values and Leadership Competencies) are integrated into the way we assess and select talent, manage performance, and develop our people. To empower employees to unleash their potential, we provide employees access to a range of instructor-led classroom training (delivered remotely during the pandemic) and self-directed web-based courses via “on-demand” learning platforms such as LinkedIn Learning and Harvard Mentor Manager to enhance their professional and leadership skills. We offer formal Leadership Learning Journey, designed to help employees grow at every stage of their leadership journey. The GLG Leadership Journey programming includes:

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New Manager Transition Toolkit: The toolkit guides first-time people managers through their first 90-days and covers four milestones: meeting with your manager; meeting with an HR Business Partner (“HRBP”); leading effective one on ones; and a 90-day checkpoint and survey. The Toolkit contains resources from a variety of sources, including, Harvard Manage Mentor (“HMM”), LinkedIn Learning, TEDTalks, articles from the Harvard Business Review and Forbes, and GLG-specific resources.

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Front-line Leadership Program: The multi-module program helps new-to early-career managers develop critical leadership skills in a range of areas including Engaging and Motivating Teams, Delegating, Developing Talent, Coaching and Feedback.

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SLII® Program: Targeting mid-level leaders, the program focuses on the globally recognized SLII® leadership model. The programming uses a blended learning model of pairing self-led online content with instructor-led virtual sessions. Mid-level Managers learn how to encourage more self-reliance in their direct reports and have higher-quality conversations about their performance and development.

Talent Development

We are committed to identifying and developing the talent of our next generation leaders. On an annual basis, we conduct an Organization and Leadership Review process with our Chief Executive Officer and all segment, business unit, and function leaders focusing on our high performing and high potential talent, diverse talent, and the succession for our most critical roles. We also conduct a Leadership review twice a year with our Board.

Employee Engagement

To assess and improve employee retention and engagement, we survey our employees with the assistance of a third-party consultant and platform, Glint, and take actions to address areas of employee concern. The survey captures employee feedback on key engagement drivers such as Satisfaction, Culture, Leadership, Career Growth, Recognition, Belonging and Well-being.

Diversity, Equity and Inclusion

At GLG, we are driven by our purpose. We aim to bring the power of insight to every great professional decision. Because our business is built on the power of first-hand expertise and diversity of perspectives, a commitment to diversity, equity, and inclusion is at the heart of what we do and who we are. This focus is reflected in our official policies and in our GLG values, which combine high performance with compassion, and which guide how we treat our Clients, experts, teammates, and communities. The integration of diversity and inclusion into our organization is demonstrated by our appointment of a Chief Diversity Officer who reports to our Chief Human Resources Officer.

Our commitment to Diversity and Inclusion is reflected in our various programs and initiatives, which include the following:

•

Diversity Networks. We place a high value on inclusion, engaging employees in our Diversity Networks, which are voluntarily staffed by employees with diverse backgrounds, experiences or characteristics who share a common interest in professional development, improving corporate culture and delivering sustained business results. Through our seven diversity networks, we aim to engage diverse communities and their allies by playing a pivotal role in helping to attract, retain, and promote diverse talent across the organization, ultimately partnering with leaders to strengthen the employee experience and create a more diverse and inclusive culture.

•

No tolerance policy on discrimination. We have long had a no-tolerance policy for unlawful harassment and discrimination, including a prohibition on retaliation. We conduct annual mandatory trainings for all United States employees, and we communicate broadly to make sure employees know how to report any concerns (including employee access to an anonymous whistleblower hotline). We all benefit from a work environment that fosters integrity and respect.

•

We are an equal opportunity employer. Employment is based solely on a person’s merit and qualifications directly related to professional competence. We do not discriminate against any employee or applicant because of race, creed, color, religion, gender, sexual orientation, gender identity/expression, national origin, disability, age, genetic information, veteran status, marital status, pregnancy or related condition, or any other basis protected by law.

Safety

We are committed to providing a safe environment for its employees. Our focus on safety is evident in our response to the COVID-19 pandemic around the globe, which includes:

•	Work from home flexibility;

•	Adoption of health and safety protocols consistent with applicable local, state, or country guidance, which include phased, limited office reopening with strict qualifying conditions for employees;

•

Adherence to guidance outlined by public health organizations (e.g., World Health Organization, U.S. Centers for Disease Control) and Occupational Safety Agencies (e.g., U.S. federal Occupational Safety and Health Administration);

•	Adoption of desk reservation system which incorporates a daily health assessment survey;

•	Increased office cleaning protocols; and

•	Regular communication regarding impacts of the COVID-19 pandemic.

Employees

As of June 30, 2021, we had more than 2,300 employees. None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we believe that we have good relations with our employees.

Facilities

Our corporate headquarters are located in New York, New York and consists of 77,382 square feet of office space. In addition to our corporate headquarters, as of December 31, 2020, we lease approximately 95,311 square feet of office space in Austin, Texas, 6,109 square feet of office space in Boston, Massachusetts, 5,781 square feet of office space in San Francisco, California, 25,262 square feet of office space in London, England, 968 square feet of office space in Paris, France, 1,950 square feet of office space in Dubai, United Arab Emirates, and 983 square feet of office space in Munich, Germany.

We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.

Legal Proceedings

From time to time, we may be subject to various legal proceedings, claims and governmental inspections, audits or investigations that arise in the ordinary course of our business. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

MANAGEMENT

Our Executive Officers and Board of Directors

The following table sets forth certain information concerning the individuals who will serve as our executive officers and directors upon the consummation of this offering.

Name	Age	Position(s) Held

Paul Todd	54	Chief Executive Officer, Director

Martijn Tel	52	Chief Financial Officer

Andrew Somosi	47	Head of Americas

Kristine Olson-Chapman	56	Head of EMEA

Ramakrishnan (Rama) Adaikalavan	48	Head of APAC

Roger C. Freeman	53	Chair

Thomas P. Salice	61	Director

Mark Gerson	49	Director

John Goldsmith	58	Director

Thomas D. Lehrman	48	Director

Edward Nicoll	68	Director

Gemma Postlethwaite	45	Director

Ahmad A. Sheikh	38	Director

Paul Todd has been our Chief Executive Officer and a member of our Board since March 2018. Prior to joining GLG, Mr. Todd served as SVP (Regional Chief Executive Officer) of the Business and Operations in Europe, Middle East and Africa (“EMEA”) markets for eBay Inc. (“eBay”). In this role, he was responsible for eBay’s businesses in major European markets as well as in emerging, higher-growth areas. He also oversaw global marketing activities. Previously, Mr. Todd worked as a Product Management leader at Google LLC (“Google”), overseeing Google’s travel and a range of advertising products, and as a partner at McKinsey & Co., where he led the North American High Tech Strategy practice and counseled senior executives at leading technology and media businesses. Mr. Todd holds a Master of Arts in Engineering from the University of Cambridge.

Mr. Todd’s qualifications to serve on our Board include his extensive senior leadership experience and comprehensive knowledge of our business and perspective of our day-to-day operations.

Martijn Tel has been our Chief Financial Officer since June 2019. Prior to joining GLG, Mr. Tel was the Chief Financial Officer of SiriusDecisions, Inc., a B2B research and advisory firm, from December 2014 to April 2019. Previously, Mr. Tel held a number of other senior financial leadership roles at SaaS, e-learning and information and analytics companies, including McGraw-Hill, Archipelago Learning, and Reed Elsevier. Mr. Tel holds a Master’s in Business and Finance and a Post Graduate degree from Vrije Universiteit Amsterdam.

Andrew Somosi has been our Head of GLG Americas since July 2019. Prior to joining GLG, Mr. Somosi held general management and product management roles at the Nielsen company from February 2015 to September 2018. Previously, Mr. Somosi held executive roles at Lattice Engines Inc. and LexisNexis Group Inc. He began his career as a management consultant with McKinsey & Company in its New York, Paris and Prague offices. Mr. Somosi has a Bachelor of Arts from Columbia University in Economics and Political Science and a Master’s in Business Administration from the Wharton School of Business at the University of Pennsylvania.

Kristine Olson-Chapman has been our Head of GLG Europe, Middle East and Africa (“EMEA”) since November 2020. Ms. Olson-Chapman has also served on the board of the U.K. National Parks Partnership Ltd.

since June 2015. Prior to joining GLG, Ms. Olson-Chapman held a variety of positions at TalkTalk PLC (one of the U.K.’s largest telecommunications companies) from September 2009 to September 2019, including that of Managing Director and Executive Committee Member. Ms. Olson-Chapman led the B2B Telecommunication Business Unit—one of the U.K.’s largest direct and wholesale providers of broadband, ethernet, network and voice products. Previously, Ms. Olson-Chapman held a number of U.S., EMEA and global leadership roles at American Express and Unilever PLC. Ms. Olson-Chapman has a Bachelor of Science from North Dakota State University and an Master’s in Business Administration from the Stern School of Business at New York University.

Ramakrishnan (Rama) Adaikalavan has been our Head of GLG Asia Pacific (“APAC”) since June 2021. Prior to joining GLG, Mr. Adaikalavan held a variety of positions at DXC Technology Co. from April 2017 to June 2021, including that of Vice President and General Manager of Applications and Business Process Services. In this role, Mr. Adaikalavan was responsible for leading the Asia Pacific (excluding Australia and New Zealand) Application and Business Process Services Strategy which included P&L management, establishing and growing sales and presales teams across the regions to promote business-led digital transformation programs. Previously, Mr. Adaikalavan held a number of other roles at Hewlett Packard Enterprise Services Inc., Hewlett Packard Inc., and Electronic Data Systems Corp. Mr. Adaikalavan holds a Master’s in Business Administration from the Australian Graduate School of Management and completed an International Directors Program at Institut Europeen d’Administration des Affaires.

Roger C. Freeman has served as a member of our Board since December 2015 and is the chair. Mr. Freeman is a co-founder of SFW and has been a managing member since January 2005. Mr. Freeman also serves as a Director of Captify Technologies, Ltd., Devada, Inc., Filtec, Ltd., Granite River Labs, Inc., Greenshades Software, LLC, Pion, Inc., and Swiftpage, Inc. He previously served as chairman of the Board and Director of AGDATA, L.P., Keypoint Intelligence, Inc., MD Buyline, Inc., and Telephia, Inc. and on the Boards of DaySmart Software, LLC, Essen Bioscience, Inc., IAG Research, Inc. and Spectro Scientific, Inc. Prior to founding SFW, Mr. Freeman was a Managing Director at AEA Investors, an international private equity firm, having joined as an Analyst in 1992. Mr. Freeman has a Bachelor of Arts from Dartmouth College and a Master’s in Business Administration from Harvard University.

Mr. Freeman’s years of experience as a private equity investor in information, data, and analytics companies provides the GLG Board with the benefits of his significant background in business strategy, organizational leadership and development, finance, accounting, M&A, and other disciplines relevant to the Board.

Thomas P. Salice has served as a member of our Board since December 2015. Mr. Salice is a co-founder of SFW and has been a managing member since January 2005. Mr. Salice currently serves on the Board of Directors of Filtec, Ltd., Micromeritics Instrument Corporation, Waters Corporation (NYSE: WAT), since August 1994 and as the Lead Director of Mettler-Toledo International Inc. (NYSE: MTD) since October 1996. Mr. Salice previously served on numerous other public and private boards, including AGDATA, L.P., Essen Bioscience, Inc., MD Buyline, Inc., Spectro Scientific, Inc., Agere Systems, CasTech Aluminum Group Inc., Dal-Tile International, Manchester Tank & Equipment Co., Marbo, Inc. and Sovereign Specialty Chemicals, Inc. Earlier in his career, Mr. Salice was with AEA Investors, an international private equity firm from June 1989 to December 2004, where he served in a variety of capacities, including as a Managing Director, President and Chief Executive Officer, and Vice-Chairman. Mr. Salice holds a Bachelor of Science from Fordham University, where he is Trustee Emeritus, and Master’s in Business Administration from Harvard University.

Mr. Salice’s years of experience as a partner in private equity investment firms provides the GLG Board with the benefits of his significant background in business strategy, organizational leadership and development, finance, accounting, M&A, and other disciplines relevant to the Board.

Mark Gerson is a co-founder of GLG and has been a member of our Board since GLG’s inception in 1998. He is also the co-founder of several other companies in industries ranging from healthcare services to enterprise software. Mr. Gerson is also the co-founder and chairman of the Africa Mission Healthcare Foundation, which supports the work of medical missionaries in Africa through clinical care, training and infrastructure. Mr. Gerson co-founded the Africa Mission Healthcare Foundation in 2010 and has served on its board since its inception. He is also the co-founder and Chairman of United Hatzalah of Israel, the crowd-sourced system of emergency first response that enables victims of heart attacks, choking, bleeding and strokes to be treated in the immediate moments following a trauma that separate life from death. Mr. Gerson co-founded United Hatzalah of Israel in 2006 and has served on its board since its inception. Mr. Gerson is the author of the national best-seller, “The Telling: How Judaism’s Essential Book Reveals the Meaning of Life” (St. Martin’s, 2021), and is the host of The Rabbi’s Husband podcast. Mr. Gerson holds a Bachelor of Arts from Williams College and a juris doctor from Yale Law School.

Mr. Gerson’s qualifications to serve on our Board include his extensive experience in leadership positions with financial services and technology companies, resulting in his deep knowledge of our business and industry and strong leadership abilities, as well as his role in establishing new companies.

John Goldsmith has been a member of our Board since 2001. Mr. Goldsmith is also currently on the board of directors at Phosphorus, since August 2020, and previously served as a director for Bread, from May 2015 to November 2020, Intego, from 2007 to July 2018, and Lux Research, Inc., from 2004 to May 2017. Mr. Goldsmith worked at AEA Investors from May 1989 to August 1999 where he was a managing director. Mr. Goldsmith holds a Bachelor of Arts from Princeton University and a Master’s in Business Administration from the Stern School of Business at New York University.

Mr. Goldsmith’s qualifications to serve on our Board include his extensive experience in board roles with growth, information and technology companies, resulting in his deep knowledge of our business and industry, his strong leadership abilities, and his financial and investing expertise.

Thomas D. Lehrman is a co-founder of GLG and has been a member of our Board since GLG’s founding in 1998. Mr. Lehrman has also served as our Co-Chief Executive Officer from June 1998 to August 2001. Mr. Lehrman has been the Managing Partner of Teamworthy Ventures, a venture investment firm, since January 2015. Mr. Lehrman has also worked as an Office Director in the International Security and Nonproliferation Bureau at the U.S. State Department from 2006 to 2007 and started his investing career as a financial analyst at Tiger Management from 1995 to 1997. He holds a Bachelor of Arts in History from Duke University and a juris doctor from Yale Law School.

Mr. Lehrman’s qualifications to serve on our Board include his extensive experience in leadership positions with financial services and technology companies, resulting in his deep knowledge of our business and industry and strong leadership abilities, as well as his role in establishing new companies.

Edward Nicoll has served as a member of our Board since 2000 and is one of our founding investors. Mr. Nicoll previously served as Chief Executive Officer of Datek Online from 1999 until its merger with Instinet Group in 2002, whereupon Mr. Nicoll became Chief Executive Officer of Instinet Group until its sale to Nasdaq Group in 2005. Mr. Nicoll previously served on the board of directors for The Landrum Company. Mr. Nicoll holds a Juris Doctor from Yale Law School.

Mr. Nicoll’s qualifications to serve on our Board include his significant experience establishing and maintaining numerous businesses as well as his executive and board experience at various private and public companies.

Gemma Postlethwaite has served as a member of our Board since February 2020. Ms. Postlethwaite currently serves as the Chief Executive Officer of Arizent, a leading business information company focused on financial services, since April 2018. Prior to joining Arizent, Ms. Postlethwaite served as the Chief Executive Officer of PIRA Energy Group, Inc., and previously served in a variety of other leadership roles in the business information sector. Ms. Postlethwaite currently serves on the board of directors for All Stars Project, Inc., since June 2015, and on the advisory board for BizEquity Corp, since April 2012, and was previously chairman of the board at Stratford from December 2017 to May 2018. Ms. Postlethwaite holds a Bachelor of Arts in European Studies from the University of Kent.

Ms. Postlethwaite’s qualifications to serve on our Board include her extensive experience in leadership positions with financial services and technology companies, resulting in her deep knowledge of our business and industry.

Ahmad A. Sheikh has served as a member of our Board since December 2015. Mr. Sheikh is a partner at SFW and a member of its Investment Committee, roles he has held since July 2007. Currently, Mr. Sheikh serves as a Director of Caron Products and Services, since December 2020, Filtec, Ltd., since October 2013, Granite River Labs, since May 2021, Micromeritics Instrument Corporation, since December 2019, and Pion, since May 2021. Previously, Mr. Sheikh served on the boards of Essen Bioscience, MD Buyline, and Spectro Scientific. Prior to joining SFW in 2007, Mr. Sheikh worked as a consultant at L.E.K. Consulting in their Chicago and New York offices developing business strategies and improving operations for clients in the private equity industry through both due diligence and portfolio improvement. Mr. Sheikh holds a Bachelor of Arts from Franklin & Marshall College and a Master’s in Business Administration from Columbia Business School.

Mr. Sheikh’s qualifications to serve on our Board include his extensive experience serving as an investor and director of technology companies, resulting in his deep knowledge of our business and industry.

There are no family relationships among any of our directors or executive officers.

Board of Directors

Upon consummation of this offering, our Board will consist of                  individuals including one as chairman. We expect our Board to determine                  and                  to be independent directors under the standards of Nasdaq.

Our amended and restated certificate of incorporation, which will be effective upon the consummation of this offering, will provide that our Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. For further information, see the section entitled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws.” Our Board will be divided among the three classes as follows:

•	Our class I directors will be and and their term will expire at the first annual meeting of stockholders following this offering.

•	Our class II directors will be and and their term will expire at the second annual meeting of stockholders following this offering.

•	Our class III directors will be and and their term will expire at the third annual meeting of stockholders following this offering.

Committees of Our Board of Directors

Our Board will establish, effective upon the consummation of this offering, audit, compensation, and nominating and corporate governance committees. The composition, duties and responsibilities of these committees are set forth below. Our Board may from time to time establish certain other committees to facilitate the management of the Company.

Audit Committee

Our Board will establish, effective upon the consummation of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

Our audit committee will consist of                  and                 , with                  serving as chairman. Rule 10A-3 of the Exchange Act and Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock on Nasdaq, a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our Board has determined that                is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our Board will adopt, effective upon the consummation of this offering, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Our Board will establish, effective upon the consummation of this offering, a compensation committee that will be responsible for establishing compensation arrangements to retain, attract, and motivate employees. The compensation committee will review the company’s total compensation budget, and will set compensation of the company’s executive officers, including the Chief Executive Officer. It also will evaluate and set the compensation of the directors, review and approve employment arrangements and other similar arrangements between the company and its officers and other key executives, and engage and oversee any compensation consultants. In carrying out its duties, the compensation committee will receive input and recommendations from the Board Chair, Head of Human Resources, and the Chief Executive Officer regarding the amount and form of executive and director compensation.

Our compensation committee will consist of                  and                 , with                  serving as chairman. The composition of our compensation committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq. Each member of the compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Our Board will adopt, effective upon the consummation of this offering, a written charter for the committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Our Board will establish, effective upon the consummation of this offering, a nominating and corporate governance committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board; (2) overseeing the organization of our Board to discharge the board’s duties and responsibilities properly and efficiently; (3) developing and recommending to our Board a set of corporate governance guidelines and principles; and (4) reviewing and approving related person transactions.

Our nominating and corporate governance committee will consist of                  and                 , with                  serving as chairman. The composition of our nominating and corporate governance committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq. Our Board will adopt, effective upon the consummation of this offering, a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Non-Employee Director Compensation for 2020

The following table summarizes the compensation awarded or paid to the members of our Board for the fiscal year ended December 31, 2020.

Name	Fees Earned or Paid in Cash ($)(1)	Total ($)
Roger C. Freeman	57,500	57,500
Thomas P. Salice	57,500	57,500
Ahmad A. Sheikh	30,000	30,000
Mark Gerson	30,000	30,000
Thomas D. Lehrman	35,000	35,000
John Goldsmith	35,000	35,000
Edward Nicoll	30,000	30,000
Rob Stavis	30,000	30,000
Gemma Postlethwaite	50,000	50,000

(1)	Cash compensation for Messrs. Freeman, Salice and Sheikh was paid directly to SFW Capital Partners, LP.

New Non Employee Director Compensation Policy

After the completion of this offering, our non-employee directors will be eligible to receive compensation for their service on our Board consisting of annual cash retainers and equity awards under our 2021 Plan with a grant date value of $125,000, subject to a one-year vesting requirement. The cash compensation for our non-employee directors who are employees of SFW will continue to be paid directly to SFW Capital Partners, LP as required by the SFW Capital Partners, LP Limited Partnership Agreement. With respect to equity compensation awards, non-employee directors who are employees of SFW are also required under the Limited Partnership Agreement to transfer the shares of the Company’s common stock received with respect to such awards to SFW Capital Partners, LP.

Position	Retainer ($)
Non-Executive Chairman	$15,000
Board Member	$70,000
Audit Committee:
Chairperson	$20,000
Committee Member	$5,000
Compensation Committee:
Chairperson	$15,000
Committee Member	$5,000
Nominating and Corporate Governance Committee:
Chairperson	$10,000
Committee Member	$5,000

Our directors will be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Our directors are also entitled to the protection provided by the indemnification provisions in our bylaws that will become effective upon the consummation of this offering. Our board of directors may revise the compensation arrangements for our directors from time to time.

Code of Business Conduct and Ethics

We will adopt, effective upon the consummation of this offering, a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code will be available on our website.

We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following “Named Executive Officers,” which are the individuals who served as principal executive officer and the next most highly compensated executive officer at the end of the fiscal year 2020.

Name	Principal Position
Paul Todd	Chief Executive Officer
Andrew Somosi	Head of GLG Americas
Martijn Tel	Chief Financial Officer
Evan Auyang	Head of GLG International, APAC and EMEA

*	Mr. Auyang’s employment with us ended on December 31, 2020.

2020 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)		Total ($)
Paul Todd
Chief Executive Officer	2020	1,000,000	3,212,500	—	850,000	5,000		5,067,500

Andrew Somosi
Head of GLG Americas	2020	475,000	—	122,150	400,000	5,000		1,002,150

Martijn Tel
Chief Financial Officer	2020	425,000	—	97,880	470,000	5,000		997,880

Evan Auyang(5)
Head of GLG International, APAC and EMEA	2020	595,840	375,000	—	—	364,802	(6)	1,355,642

(1)

Amounts reported in the “Bonus” column reflect retention bonuses vested and earned by our Named Executive Officers during Fiscal Year 2020. Please see the section entitled “—Narrative Disclosure to Summary Compensation Table—Retention Bonus” below for additional details.

(2)

The amounts reported in the Option Awards column represent the grant date fair value of the non-qualified stock options granted to the Named Executive Officers during Fiscal Year 2020 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 12 to the consolidated financial statements included in this prospectus. Please see the section entitled “Narrative Disclosure to Summary Compensation Table—Long-Term Incentive Compensation” and “Additional Narrative Disclosure—The Gerson Lehrman Group, Inc. 2016 Stock Incentive Plan” below for additional details on these awards.

(3)

The amounts reported in the “Non-Equity Incentive Plan Compensation” column reflect bonuses paid to the Named Executive Officers under the Annual Incentive Plan (as defined below) with respect to the fiscal year ended December 31, 2020. Please see the section entitled “Narrative Disclosure to Summary Compensation Table—Non-Equity Incentive Compensation Plan” below for additional details.

(4)

Amounts reflected in the “All Other Compensation” column reflect $5,000 in 401(k) matching contributions made on behalf of the Named Executive Officers during fiscal year 2020 (other than for Mr. Auyang).

(5)	Amounts reflected for Mr. Auyang have all been converted from HKD to USD as of December 31, 2020 (HKD $1.00 equals USD $0.12895).
(6)

Amounts reflected in “All Other Compensation” for Mr. Auyang also consist of $2,321 in contributions we made to the Mandatory Provident Fund for Hong Kong employees, and certain payments provided to Mr. Auyang in connection with his separation from employment, which was effective as of December 31, 2020, including: $30,013 for payment of 12 days of unused paid time off, a payment of $299,968, and an additional $32,500 special bonus payment.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

The Company entered into employment agreements or offer letters with each of the Named Executive Officers that provide for each executive’s base salary, target bonus opportunity, an initial grant of non-qualified stock options, reimbursement of reasonable business expenses and eligibility to participate in our benefit plans. The material terms of the employment agreements are summarized below. These summaries are qualified by reference to the actual text of the agreements, which are filed as exhibits to the registration statement of which this prospectus forms a part. In addition to the key terms summarized below, each employment agreement (other than for Mr. Auyang) provides for certain severance benefits upon a resignation by the applicable Named Executive Officer for “good reason” or upon a termination by the Company without “cause.” Please see the section entitled “Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control” below for more details regarding the severance benefits provided to our Named Executive Officers under the employment agreements.

Todd Employment Agreement

Mr. Todd entered into an employment agreement with GLG, dated March 23, 2018 (the “Todd Agreement”). Under the Todd Agreement, Mr. Todd is entitled to receive an annualized base salary of $1,000,000 and is eligible to receive an annual bonus/short-term incentive (targeted at 75% of his annual base salary) pursuant to the Company’s Executive Growth Incentive Program (the “Annual Incentive Plan”). The Todd Agreement also subjects Mr. Todd to customary confidentiality, non-competition, non-solicitation, non-disparagement, assignment of inventions and conflict of interest covenants.

Somosi Offer Letter

Mr. Somosi entered into an offer letter with GLG, dated June 25, 2019 (the “Somosi Agreement”). Under the Somosi Agreement, Mr. Somosi is entitled to receive an annualized base salary of $475,000 and is eligible to receive an annual bonus/short-term incentive (targeted at $375,000) pursuant to the Annual Incentive Plan. The Somosi Agreement also requires Mr. Somosi to execute our Confidentiality, Non-Solicit and Incentive Agreement, which contains customary confidentiality, non-competition, non-solicitation, non-disparagement, assignment of inventions and conflict of interest covenants.

Tel Employment Agreement

Mr. Tel entered into an employment agreement with GLG, dated May 29, 2019 (the “Tel Agreement”). Under the Tel Agreement, Mr. Tel is entitled to receive an annualized base salary of $425,000 and is eligible to receive an annual bonus/short-term incentive (targeted at $319,000) pursuant to the Annual Incentive Plan. The Tel Agreement also subjects Mr. Tel to customary confidentiality, non-competition, non-solicitation, non-disparagement, assignment of inventions and conflict of interest covenants.

Auyang Employment Agreement

Mr. Auyang entered into an employment agreement with GLG, dated January 13, 2016 (the “Auyang Agreement”). Under the Auyang Agreement, Mr. Auyang was entitled to receive an annualized base salary of $451,327 and was eligible to receive an annual bonus/short-term incentive (targeted at $250,000) pursuant to the Annual Incentive Plan.

Consistent with the terms included in a separation agreement entered into with Mr. Auyang on November 13, 2020, GLG agreed, pursuant to the terms of the separation agreement and general release of claims executed by Mr. Auyang at the time of the separation and subject Mr. Auyang’s continued compliance with the restrictive covenants set forth therein, to pay Mr. Auyang separation payments consisting of (i) continued payment of his base salary through December 31, 2020 (which was the effective date of Mr. Auyang’s separation from the Company), (ii) $30,013 for payment of 12 days’ of unused paid time off (as converted from HKD to USD as of December 31, 2020), (iii) a special payment of $299,968 (as converted from HKD to USD as of December 31, 2020), and (iv) an additional $32,500 in a special bonus payment.

Base Salary

Each of our Named Executive Officers is paid a base salary commensurate with his position, experience, skills, duties, and responsibilities. At the commencement of fiscal year 2020, the annualized base salaries for Messrs. Todd, Somosi, Tel and Auyang were $1,000,000, $475,000, $425,000 and $595,849, respectively. Mr. Tel’s base salary was increased to $435,000 effective as of January 1, 2021.

Annual Incentive Plan

Each of our Named Executive Officers is eligible to receive an annual cash bonus opportunity that pays out based upon the Company meeting predetermined corporate performance objectives and the Named Executive Officer achieving individual performance goals, in each case, pursuant to our Annual Incentive Plan. The applicable performance goals are established by our Compensation Committee prior to, or shortly after, the start of the applicable fiscal year in conjunction with approval of our fiscal year budget. The Company performance measures for fiscal year 2020 included objectives related to regional and/or global revenue, gross contribution margin, and individual management by objectives (MBOs). The Company’s performance component of the annual bonus makes up 80% of the target incentive bonus (the “Performance Component”). For our global leaders (including Messrs. Todd and Tel), 50% of the Performance Component is based on global revenue, and the remaining 50% is based on gross contribution margin. For our business leaders (including Mr. Somosi), 37.5% of the Performance Component is based on regional revenue, 37.5% is based on regional direct profit, and the remaining 25% is based on global revenue. The individual performance component of the annual bonus makes up the remaining 20% of the target incentive bonus and is calculated first based on the achievement of global revenue and gross contribution margin targets and, if such targets are achieved, by evaluating the individual based on their MBOs at the beginning of the fiscal year. The target annual bonuses for our Named Executive Officers are approximately 75% of their annualized base salaries. Our Compensation Committee has awarded the bonuses shown with respect to fiscal year 2020 in the Summary Compensation Table, above, based on its assessment of the individual performance of each of our Named Executive Officers and the Company’s achievement performance against pre-established performance metrics.

Retention Bonuses

In connection with certain dividend distributions to our shareholders, each of our Named Executive Officers were granted retention bonuses with respect to their unvested stock options that provide our Named Executive Officers specified amounts vesting on specified payment dates, subject to the Named Executive Officer’s continued employment with us on each applicable vesting date. The applicable retention bonus amounts that vest are paid within 30 days following the applicable vesting date. See Note 15 to the consolidated financial statements included in this prospectus for additional information regarding these retention bonuses. Pursuant to the terms of Mr. Todd’s retention bonus award agreements, he vested in $3,212,500 of his retention bonuses on March 31, 2020, and is eligible to receive an aggregate of $9,105,000 vesting over a period ending on March 31, 2022. Pursuant to the terms of Mr. Somosi’s retention bonus award agreement, he is eligible to receive an aggregate of $741,999 vesting in specified installments on March 31, and September 30 of each year during the period commencing on March 31, 2021 and ending on March 31, 2024. Pursuant to the terms of Mr. Tel’s retention bonus award agreement, he is eligible to receive an aggregate of $1,000,000 vesting in specified installments on March 31 and June 30 each year during the period commencing on March 31, 2021 and ending on March 31, 2024. Pursuant to the terms of Mr. Auyang’s retention bonus award agreement, he was paid $300,000 on March 31, 2020 and $75,000 on December 31, 2020. By virtue of Mr. Auyang’s cessation of employment on December 31, 2020, he is no longer eligible to receive any additional retention bonus payments.

Long Term Incentive Compensation

Each Named Executive Officer has been granted long-term incentives in the form of non-qualified stock options (the “Options”) to purchase our common stock pursuant to the Gerson Lehrman Group, Inc. Stock Incentive Plan (the “2016 Plan”) and an underlying stock option agreement. The Options are subject to service-based vesting requirements only, and vest in equal 25% annual installments over a four-year period following the applicable grant date or a specified date. See below under “Additional Narrative Disclosure— The Gerson Lehrman Group, Inc. 2016 Stock Incentive Plan” for additional details regarding these awards.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2020.

Name(1)	Number of Securities Underlying Unexercised Options (#) Exercisable(2)		Number of Securities Underlying Unexercised Options (#) Unexercisable(3)	Option Exercise Price ($)	Option Expiration Date
Paul Todd	498,463		510,463	$27.50	4/25/28
Andrew Somosi	38,750		116,250	$17.50	9/16/29
	—		25,000	$17.50	3/23/30
Martijn Tel	56,820		170,459	$17.50	6/14/29
	—		20,000	$17.50	3/27/30
Evan Auyang	12,500	(4)	—	$24.50	2/14/28

(1)

For each Named Executive Officer, 100% of the Options disclosed in this table vest on a service-basis only, and vest 25% on the first anniversary of the grant date or a specified date, and 25% of the Options vest on each annual anniversary thereafter until 100% of the Options are vested, subject to the Named Executive Officer’s continued employment through each vesting date.

(2)	Awards reflected as “exercisable” are Options that have vested, but remain outstanding.
(3)	Awards reflected as “unexercisable” are Options that have not vested.
(4)	In connection with Mr. Auyang’s separation, we repurchased his vested options based on the difference between the then-current fair market value and the exercise price for such Options.

Additional Narrative Disclosure

Retirement Benefits—401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre- or post-tax basis and have it contributed to the plan subject to applicable annual limits under the Internal Revenue Code. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. We have the ability to make discretionary matching and profit-sharing contributions to the 401(k) plan, and such match is issued on a per pay period basis (5% of eligible pay up to $5,000 a year maximum). We made a $5,000 matching contribution with respect to the 2020 fiscal year to Messrs. Todd, Somosi and Tel. The Company’s matching contributions vest ratably based on the employee’s years of service with us, with 0% vesting if the employee has been with us for less than one year, 33% if the employee has been with us for more than one year but less than two years, 67% if the employee has been with us for more than two years but less than three years, and 100% if the employee has been with us for more than three years. As a U.S. tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deducted by us when made. As noted above, Mr. Auyang received statutorily required contributions for the Mandatory Provident Fund maintained for our Hong Kong employees.

Potential Payments Upon Termination or Change in Control

The employment agreements for the Named Executive Officers provide that upon a termination of their employment by the Company without “cause” or by the Named Executive Officer with “good reason,” each as defined therein and provided below, subject to their execution and non-revocation of a general release of claims in favor of the Company, and for Mr. Tel, continued compliance with the restrictive covenants set forth in his employment agreement, (i) Mr. Todd is eligible to receive salary continuation payments and continued COBRA coverage for (12) months, as well as payment of any earned but then unpaid annual bonus under the Annual Incentive Plan for the fiscal year immediately preceding such termination, (ii) Mr. Somosi is eligible to receive (x) salary continuation payments for (12) months, as well as payment of any earned but then unpaid annual bonus under the Annual Incentive Plan for the fiscal year immediately preceding such termination, and (y) a pro-rated portion of his annual bonus for the year of such termination of employment, and (iii) Mr. Tel is eligible to receive salary continuation payments and continued COBRA coverage for (12) months, as well as payment of any earned but then unpaid annual bonus under the Annual Incentive Plan for the fiscal year immediately preceding such termination. These severance payments (for Mr. Todd) and the COBRA coverage (for Mr. Tel) will immediately cease upon our Named Executive Officers obtaining employment with a subsequent employer. The severance payments for Mr. Somosi will be reduced by any compensation paid to Mr. Somosi as an employee or consultant following his termination of employment. The Somosi Agreement also provides that upon Mr. Somosi’s termination of employment by the Company for any reason other than Cause, the Company will repurchase Mr. Somosi’s vested stock options granted pursuant to the Somosi Agreement for an amount in cash equal to the excess (if any) of the fair market value of the Company’s common stock as approved by our Board (or designated committee thereof) at the time of termination, over the exercise price for each such vested stock option. It is expected that the Somosi Agreement will be amended in connection with this offering to remove this provision. As described above, each Named Executive Officer is subject to post-termination restrictive covenants, including confidentiality, non-competition, non-solicitation, non-disparagement, assignment of inventions and conflict of interest covenants.

For purposes of each of the Todd Agreement and Tel Agreement:

•

“Cause” generally means any one or more of the following: (i) indictment by federal, state or local authorities in respect of any crime that involves, in the good faith judgment of the Board, theft, dishonesty or breach of trust; (ii) conviction of any felony; (iii) commission by the executive of any act or omission that results in, or in the good faith judgment of the Board may reasonably be expected to result in, a conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony; (iv) repeated refusal to perform the duties related to executive’s position (other than as a result of vacation, sickness, illness or injury); (v) in the good faith judgment of the Board, fraud or embezzlement of Company property or assets; (vi) misconduct, moral turpitude, gross negligence or malfeasance (intentional or reckless wrongdoing with or without malicious or tortious intent) that is reasonably likely to, in the good faith judgment of the Board, have a material adverse effect on the Company; or (vii) a material breach or violation by the executive of any provision of the employment agreement, any other agreement between the executive and the Company or its affiliates (whether entered into prior to, on or after the date of the employment agreement) or any Company compliance policies provided in writing to the executive, provided that, for the Tel Agreement, in the case of clauses (iv) and (vii), no such determination may be made until the executive has been given written notice detailing the specific Cause event and, if the breach is curable, executive be provided with a period of fifteen (15) business days following receipt of such notice to cure or remedy such event to the satisfaction of the Board.

For purposes of the Todd Agreement:

•

“Good Reason” generally means (i) any reduction in base salary (other than as part of a reduction generally applicable to senior executives of the Company) or failure to pay any compensation under the employment agreement when due; (ii) any demotion of the executive from the position of Chief Executive Officer (other than temporarily while physically or mentally incapacitated or as required by applicable law); (iii) relocation of the executive’s primary work location by more than fifty (50) miles from its then current location; (iv) executive no longer reporting directly and exclusively to the Board (other than temporarily while physically or mentally incapacitated or as required by applicable law); or (v) executive no longer being a member of the Board (other than where the executive’s membership on the Board is prohibited by legal or regulatory requirements).

For purposes of the Tel Agreement:

•

“Good Reason” generally means (i) a reduction in base salary (other than as part of a reduction generally applicable to senior executives of the Company) or failure to pay any material compensation under the employment agreement when due; (ii) any demotion of the executive from the position of Chief Financial Officer (other than temporarily while physically or mentally incapacitated or as required by applicable law), or the assignment to the executive of any duties materially inconsistent with the executive’s position as Chief Financial Officer, including any change in authority, duties or responsibilities or any other action which results in a material diminution in the executive’s duties or responsibilities; or (iii) relocation of the Executive’s primary work location by more than fifty (50) miles from its then current location.

For purposes of the Somosi Agreement:

•

“Cause” generally means any one or more of the following: (i) commission of an act of fraud, embezzlement, or misappropriation, willful misconduct, gross negligence, or breach of fiduciary duty to the Company or an affiliate thereof, (ii) commission of any act or omission which results in an indictment for, conviction for, or plea of no contest or please of nolo contendre (or the equivalent) to any crime involving moral turpitude or any felony, (iii) insubordination, any act of material dishonesty in connection with the performance of his duties or responsibilities or in any way related to the business of the Company or a material breach of a contractual obligation of or to the Company, in each case subject to that notice of each alleged infraction must be given within 30 days of its discovery by a Company executive and a reasonable opportunity to cure of no less than 30 days to the reasonable satisfaction of the Company (provided that the Company reasonably determines that such insubordination, dishonesty or breach is subject to cure), (iv) refusal to perform his material duties or responsibilities for the Company or an affiliate for any reason other than illness or incapacity following written notice and a reasonable opportunity to cure to the reasonable satisfaction of the Company (provided that the Company reasonably determines that such failure to perform duties is subject to cure), or (v) materially unsatisfactory performance of his job following written notice and a reasonable opportunity to cure to the reasonable satisfaction of the Company.

•

“Good Reason” means the occurrence of any of the following without his prior written consent: (i) a material diminution in his position, authority or duties or a change in his line of reporting, (ii) a reduction in his base salary and target bonus opportunity for any calendar year such that they together fall more than 10% below his 2019 base salary and target bonus opportunity, (iii) the relocation of his job location by more than 30 miles, or (iv) the Company’s material breach of the terms of this offer.

The Gerson Lehrman Group, Inc. 2016 Stock Incentive Plan

Our 2016 plan permits the granting of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, and other stock-based awards. The administrator (which is our Board) has the full power to select the individuals eligible for awards, the individuals to whom awards will be grated, and to determine the specific terms and conditions of each award.

The exercise price of NSOs granted under our 2016 Plan must at least be equal to the fair market value of our common stock on the date of grant, and the term of an NSO may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an ISO granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the methods of payment of the exercise price of an NSO or ISO, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock option for the period of time stated in his or her award agreement. If termination is due to death, disability or retirement, the stock option will remain exercisable for one year. In all other cases, the option will remain exercisable for 90 days following the termination of service.

Our Board has determined not to make any further awards under the 2016 Plan following the completion of this offering.

2021 Omnibus Incentive Plan

Prior to the consummation of this offering, we anticipate that our board of directors will adopt, and our shareholders will approve, the 2021 Omnibus Incentive Plan (the “2021 Plan”), pursuant to which employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, will be eligible to receive awards. We anticipate that the 2021 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of participants, including our Named Executive Officers, with those of our shareholders. The following description of the 2021 Plan is based on the form we anticipate will be adopted, but since the 2021 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2021 Plan once adopted, a copy of which in substantially final form will be filed as an exhibit to the registration statement of which this prospectus is a part.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2021 Plan, a total of                shares of common stock will initially be reserved for issuance pursuant to awards under the 2021 Plan (the “Available Shares”). The Available Shares will be increased on January 1 of each of the first 10 calendar years during the term of the 2021 Plan, by the lesser of (i) the less of (x)                    % of the total number of shares of common stock outstanding on each December 31 immediately prior to the date of increase or (y) such number of shares that would result in the number of Available Shares being equal to                % of the aggregate number of shares outstanding on the final day of the immediately preceding calendar year, or (ii) such number of shares of the Company’s common stock determined by our board of directors or compensation committee. No more than                 shares of common stock under the 2021 Plan may be issued pursuant to incentive stock options. Shares of common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2021 Plan.

Administration

The 2021 Plan will be administered by our compensation committee (as applicable, the “Administrator”). The Administrator has broad discretion to administer the 2021 Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. To the extent the Administrator is not our board of directors, our board of directors will retain the authority to take all actions permitted by the Administrator under the 2021 Plan.

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2021 Plan.

Non-Employee Director Compensation Limits

Under the 2021 Plan, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value in excess of $750,000. Additional awards may be granted for any calendar year in which a non-employee director first becomes a director, serves on a special committee of our board of directors, or serves as lead director. This limit does not apply to cash fees or awards granted in lieu of cash fees.

Types of Awards

Options. We may grant options to eligible persons, except that incentive options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of an option generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

SARs. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, other awards. The Administrator will have the discretion to determine other terms and conditions of an SAR award.

Restricted Stock Awards. A restricted stock award is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted stock award will have rights as a shareholder, including the right to vote the shares of common stock subject to the restricted stock award or to receive dividends on the shares of common stock subject to the restricted stock award during the restriction period. In the discretion of the Administrator, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. A restricted stock unit, or RSU, is a right to receive cash, shares of common stock or a combination of cash and shares of common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Administrator.

Stock awards. A stock award is a transfer of unrestricted shares of common stock on terms and conditions, if any, determined by the Administrator.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, shares of common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted share award or a share award).

Other Share-Based Awards. Other share-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of common stock.

Cash Awards. Cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the 2021 Plan or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the 2021 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain Transactions

If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of stock or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the 2021 Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Clawback

All awards granted under the 2021 Plan will be subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the 2021 Plan.

Plan Amendment and Termination

The Administrator may amend or terminate any award, award agreement or the 2021 Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of shareholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The 2021 Plan will remain in effect for a period of ten years (unless earlier terminated by our board of directors).

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 17, 2021 with respect to:

•	each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each member of our Board upon the consummation of this offering and each named executive officer; and

•	the members of our Board upon the consummation of this offering and our executive officers as a group.

Applicable percentage of beneficial ownership prior to this offering is based on 30,175,729 shares of common stock that would be outstanding as of September 17, 2021 and which reflects the conversion of shares of Series A preferred stock into 1,679,914 shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares of common stock over which the individual has sole or shared voting power or investment power as well as any shares of common stock that the individual has the right to acquire within 60 days of September 17, 2021 through the exercise of any option, warrant or other right. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of common stock that he, she or it beneficially owns, subject to applicable community property laws.

Except as otherwise noted below, the address of each beneficial owner listed in the table below is c/o Gerson Lehrman Group, Inc. at 60 East 42nd Street, New York, New York 10165.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option		Shares Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
5% Stockholders:
SFW Capital Partners, LP(1)	12,818,524	42.5%
Alexander Saint-Amand	1,661,306	5.5%
Named Executive Officers and Directors:
J Paul Todd	863,801	2.9%
Martijn Tel	135,783	*
Andrew Somosi	92,322	*
Roger C. Freeman(1)	12,818,524	42.5%
Thomas P. Salice(1)(2)	12,914,593	43.1%
Mark Gerson	1,903,552	6.3%
John Goldsmith(3)	123,776	*
Thomas D. Lehrman(4)	4,928,481	16.3%
Edward Nicoll(5)	1,434,576	4.8%
Gemma Postlethwaite	10,674	*
Ahmad A. Sheikh	—	—
All executive officers and directors as a group (13 individuals)	22,418,336	74.3%

*	Represents beneficial ownership of less than 1% of outstanding common stock.

(1)

Represents 12,818,524 shares of common stock held by Grove Acquisition, LLC (“Grove Acquisition”). SFW Capital Partners Fund II, LP (“Partners Fund II)”), SFW Capital Partners Coinvestors Fund II, LP (“Coinvestors Fund II”), Grove Co-Invest, LLC (“Co-Invest LLC”) and SFW Grove Co-Invest, LP (“Co-Invest LP”) are together the controlling members of Grove Acquisition, LLC. Partners Fund II and Coinvestors Fund II are controlled by SFW Capital Partners Holdings II, L.P. (“Fund GP”). Co-Invest LLC and Co-Invest LP are controlled by Grove Co-Invest Holdings, L.P. (“Co-Invest GP”). Fund GP and Co-Invest GP are controlled by SFW Capital Partners UGP, LLC (“UGP”). Messrs. Freeman and Salice are managing partners of UGP. Each of the above listed persons may be deemed to beneficially own the securities owned of record by Grove Acquisition. However, each expressly disclaims beneficial ownership of such securities, except to the extent of his or its pecuniary interest therein. The address for all entities referred to above is c/o Grove Acquisition, LLC, 22 Elm Place, Rye, New York 10580.

(2)	Represents 91,494 shares of Series A preferred stock, which will automatically convert into 96,069 shares of common stock, respectively, immediately prior to the consummation of this offering.
(3)

Represents 103,000 shares of common stock and 19,787 shares of Series A preferred stock, which will automatically convert into 20,776 shares of common stock immediately prior to the consummation of this offering.

(4)

Represents 2,907,387 shares of common stock held directly by Mr. Lehrman, 867,690 shares of common stock held by Eliza D Lehrman 2018 Discretionary Trust (the “Eliza Trust”), 867,690 shares of common stock held by Peter R Lehrman 2018 Discretionary Trust (the “Peter Trust”) and 285,714 shares of common stock held by Thomas and Mara Lehrman 2016 Family Trust (the “2016 Family Trust”). Mr. Lehrman is a trustee of the Eliza Trust and Peter Trust, and has voting and dispositive power over the shares of stock held by such trusts. Mr. Lehrman’s spouse is the trustee of the 2016 Family Trust and has sole voting and dispositive power over the shares held by such trust. Mr. Lehrman disclaims beneficial ownership of the reported securities held in each of the foregoing trusts, except to the extent of his pecuniary interest therein, if any.

(5)

Represents 464,269 shares of common stock held by Helen Kent Nicoll TTEE Nicoll Family Trust U/A DTD 12/08/2009 (the “Helen Kent Trust”) and 970,307 shares of common stock held by Helen Nicoll TTEE Nicoll Family Trust 2010 DTD 09/16/2008 (the “Helen Nicoll Trust”), which includes 762,454 shares of Series A preferred stock held by the Helen Nicoll Trust, which will automatically convert into 800,576 shares of common stock immediately prior to the consummation of this offering. Mr. Nicoll’s spouse is the trustee of the Helen Kent Trust and Helen Nicoll Trust, and has sole voting and dispositive power over the shares of stock held by such trusts. Mr. Nicoll disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2018 to which we are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under “Executive Compensation” and “Management—New Director Compensation Program.”

Sales Contracts

We have sales contracts with customers deemed to be related parties through common ownership and recognized revenue related to these contracts with related parties. Our revenue from contracts with Bessemer Venture Partners, totaled $452,821 in 2019 and $533,773 in 2020. Our revenue from contracts with SFW totaled $303,935 in 2019 and $203,964 in 2020. Our revenue from contracts with Teamworthy Ventures, Thomas Lehrman’s fund, totaled $173,613 in 2019 and $109,538 in 2020.

Amended and Restated Stockholders Agreement

We entered into a Third Amended and Restated Stockholders Agreement, dated as of January 29, 2020, with the holders of our Series A convertible preferred stock, including Bessemer Venture Partners VI L.P. (“Bessemer”), Bessemer Venture Partners VI Institutional L.P., Bessemer Venture Associates V LLC, Grove Acquisition LLC (the “SFW Investor”) and the other investors listed therein (the “Third Amended and Restated Stockholders Agreement”). The Third Amended and Restated Stockholders Agreement provides for certain rights, including information rights, director designation rights, preemptive subscription rights, veto rights, tag-along right and drag-along right and contains certain provisions governing our Board. The preemptive subscription rights do not apply to this offering and the Stockholders Agreement will terminate upon the completion of this offering.

Amended and Restated Registration Rights Agreement

We entered into a Third Amended and Restated Registration Rights Agreement, dated as of December 18, 2015 (the “Third Amended and Restated Registration Rights Agreement”), with Bessemer, SFW Investor and the other investors listed therein. The Third Amended and Restated Registration Rights Agreement provides these holders (and their permitted transferees) with the right to require us, at our expense, to register any of our stock or other securities under the Securities Act that they hold directly or indirectly. The Third Amended and Restated Registration Rights Agreement also provides that we will pay certain expenses of these electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. The registration rights will continue following this offering and will terminate when no registrable securities remain outstanding.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws, each as expected to be in effect upon the consummation of this offering, will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by the DGCL. For further information, see the section entitled “Description of Capital Stock—Indemnification and Limitations on Directors’ Liability.” We intend to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Review, Approval or Ratification of Transactions with Related Persons

The audit committee of our Board will have primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter will provide that the audit committee shall review and approve in advance any related-party transactions.

We will adopt, effective upon the consummation of this offering, a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related-party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee is expected to determine that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than 5% of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreement or instrument, including the definitions of certain terms therein that are not otherwise defined in this prospectus. You should refer to the relevant agreement or instrument for additional information, copies of which will be filed with the SEC once available.

2018 Credit Facility

On December 5, 2018, we entered into a $615.0 million Senior Secured Credit Facility (“2018 Credit Facility”). The 2018 Credit Facility consists of a six-year $575.0 million term loan and a revolving loan facility of up to $40.0 million. The proceeds from the 2018 Credit Facility were used to repay the $258.8 million term loan balance under our prior credit facility in December 2018 and to fund a portion of the $362.2 million of cash dividends made on December 14, 2018 to holders of Series A convertible preferred stock and common stock and a $18.0 million special bonus made in December 2018 and January 2019 to vested option holders. During the year ended December 31, 2018, we incurred an additional $5.4 million in bank and legal fees and recorded an original issue discount of $6.2 million related to the 2018 Credit Facility, which were deferred and are included, net of amortization, within Other non-current assets, current portion of term loans, and term loans on the consolidated balance sheets contained elsewhere in this prospectus.

The revolving loan facility borrowing capacity under the 2018 Credit Facility is reduced by any outstanding letters of credit. There were no amounts outstanding under the revolving loan facility and no outstanding letters of credit that would have reduced the amount available under the revolving loan facility in effect as of the date of this prospectus. The Company must pay a commitment fee to the administrative agent for maintaining availability of the revolving commitment, payable quarterly until the termination date. The commitment fee is 0.5% per year, stepping down to 0.375% per year at a consolidated net leverage ratio of 3.25:1.00, on the average undrawn amounts, as reasonably determined by the administrative agent.

In connection with uncertainties related to the COVID-19 pandemic, we put precautionary measures in place to protect our liquidity, including an election on March 23, 2020, to draw $25.0 million of the total available $40.0 million on the revolving loan facility. The Company did not anticipate that it would need to utilize these funds but did so out of an abundance of caution and conservatism. The Company later repaid the $25.0 million revolver loan on August 20, 2020. Interest on the revolver loan was incurred at a rate of 5.3%, paid on a monthly basis during the loan period, totaling $0.5 million, which is included in Interest expense, net on our consolidated statement of operations for the year ended December 31, 2020.

2020 Amended Credit Facility

On November 4, 2020, we amended our 2018 credit facility with an incremental term loan (such 2018 credit facility as amended, the “2020 Amended Credit Facility”). The principal amount borrowed under the 2020 Amended Credit Facility was $100.0 million with the same maturity as the 2018 credit facility. The proceeds from the 2020 Amended Credit Facility in addition to $70.0 million of excess cash on the balance sheet were used to fund a portion of the $158.6 million cash dividend made on November 13, 2020 to holders of Series A convertible preferred stock and common stock and a $8.8 million special bonus made in November and December 2020 to vested option holders. During the year ended December 31, 2020, we incurred an additional $2.6 million in bank and legal fees, of which $2.3 million were deferred. The term loans under the 2020 Amended Credit Facility are payable in fixed quarterly installments of $1.7 million through September 30, 2024 with a final payment of any unpaid principal and interest due on December 12, 2024. Our interest rate under the term loans in effect at December 31, 2019 and 2020 was approximately 6.0% and 5.8%, respectively. Borrowings under the 2020 Amended Credit Facility are collateralized by a first priority lien on substantially all of our assets and bear interest at either LIBOR plus a spread, based on a consolidated net leverage ratio, or the higher of the bank’s prime rate, federal funds effective rate plus 0.5% or monthly Eurodollar base rate plus 1.0%, as defined, plus a spread, also based on a consolidated net leverage ratio.

The 2020 Amended Credit Facility also requires that we comply with various covenants, which include restrictions on payouts of certain earnings and other payments, as well as compliance with certain financial ratios. At June 30, 2021, we were in compliance with our financial ratio covenants.

2021 Amended Credit Facility

On August 27, 2021 we amended our 2020 Amended Credit Facility with an incremental term loan (such 2020 amended credit facility as amended, the “2021 Amended Credit Facility”). The additional principal amount borrowed under the 2021 Amended Credit Facility was $300.0 million with the same maturity as the 2020 Amended Credit Facility. The proceeds from the 2021 Amended Credit Facility in addition to $24.6 million of excess cash on the balance sheet were used to fund a portion of the $301.8 million cash dividend made on September 7, 2021 to holders of Series A convertible preferred stock and common stock and a $17.8 million special bonus made in September 2021 to vested option holders. We incurred an additional $5.0 million in bank and legal fees, of which $4.7 million were deferred. The term loans under the 2021 Amended Credit Facility are payable in fixed quarterly installments of $2.4 million through September 30, 2024 with a final payment of any unpaid principal and interest due on December 14, 2024. Our interest rate under the term loans in effect at August 27, 2021 was 6.3%. Borrowings under the 2021 Amended Credit Facility are collateralized by a first priority lien on substantially all of our assets and bear interest at either LIBOR plus a spread, based on a consolidated net leverage ratio, or the higher of the bank’s prime rate, federal funds effective rate plus 0.5% or monthly Eurodollar base rate plus 1.0%, as defined, plus a spread, also based on a consolidated net leverage ratio.

The 2021 Amended Credit Facility also requires that we comply with various covenants, which include restrictions on payouts of certain earnings and other payments, as well as compliance with certain financial ratios.

DESCRIPTION OF CAPITAL STOCK

The following is a description of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital

Upon the completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.01 per share and            shares of preferred stock, par value $0.01 per share.

As of                     , 2021, there were             shares of common stock outstanding, held by any stockholders.

Common Stock

Voting Rights. The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation. Holders of our common stock will not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the combined voting power of our common stock could, if they so choose, elect all the directors.

Dividend Rights. Holders of our common stock will be entitled to receive dividends if, as and when declared by our Board, out of our legally available assets, in cash, property, shares of our common stock or other securities, after payments of dividends required to be paid on outstanding preferred stock, if any.

Distributions in Connection with Mergers or Other Business Combinations. Upon a merger, consolidation or substantially similar transaction, holders of our common stock will be entitled to receive equal per share payments or distributions.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

Other Matters. Our amended and restated certificate of incorporation will not entitle holders of our common stock to preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be, fully paid and non-assessable.

Authorized but Unissued Preferred Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply as long as our common stock is listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the combined voting power of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.

Unless required by law or by any stock exchange on which our common stock may be listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our amended and restated certificate of incorporation will authorize our Board to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our Board also will be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

The existence of unissued and unreserved common stock or preferred stock may enable our Board to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Indemnification and Limitations on Directors’ Liability

Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our amended and restated certificate of incorporation will provide for such limitation of liability.

Our amended and restated certificate of incorporation and amended and restated bylaws will indemnify our directors and officers to the full extent permitted by the DGCL and our amended and restated certificate of incorporation also allows our Board to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification will also extend to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

We believe that the limitation of liability and indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitations of liability and indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws that will be effective upon consummation of the offering could make the acquisition of the Company more difficult and could delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interest, including takeover attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of our Board.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our Board may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our Board. The existence of authorized but unissued shares of common stock or preferred stock may enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Classification. Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our Board.

No Cumulative Voting. Our amended and restated certificate of incorporation will provide that stockholders are not permitted to cumulate votes in the election of directors.

Special Meetings of Stockholders. Our amended and restated bylaws will provide that special meetings of our stockholders may be called only by or at the direction of our Board or our Chairman.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our amended and restated bylaws will require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing. To be timely, a stockholder’s notice will need to be sent to and received by our Secretary both (1) at our principal executive offices by hand delivery, overnight courier service, or certified or registered mail, return receipt required, and (2) by electronic mail, as provided in the amended and restated bylaws, no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary of the immediately preceding annual meeting of stockholders, or if no annual meeting was held in the preceding year, such notice will be timely only if received no earlier than the close of business on the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the date on which a public announcement of the date of the annual meeting was made by us. Our amended and restated bylaws also will specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the potential acquiror’s own slate of directors or otherwise attempting to obtain control of the Company.

Removal of Directors; Vacancies. Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon. In addition, our amended and restated certificate of incorporation also will provide that any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring in our Board may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Provisions. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our Board is expressly authorized to alter, amend, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with Delaware law and our amended and restated certificate of incorporation. In addition to any vote of the holders of any class or series of capital stock of our Company required therein, our amended and restated bylaws or applicable law, any amendment, alteration, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified Board (the election and term of our directors);

•	the provisions regarding removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions regarding Section 203 of the DGCL;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director and governing forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

Section 203 of the Delaware General Corporation Law. We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that any 15% holder at the time of the initial public offering, and any of its respective direct or indirect transferees and any group as to which such persons are a party, will not constitute “interested stockholders” for purposes of this provision.

Exclusive Forum. Our amended and restated certificate of incorporation will provide the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of the Company to the Company or the Company’s stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or the amended and restated certificate of incorporation or the bylaws (as either may be amended and/or restated from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (4) any action to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation or the bylaws, (5) any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine or (6) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                 .

Listing

We intend to apply to list our common stock on Nasdaq under the symbol “GLGX.”

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. As described below, only a limited number of shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock in the future, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Upon the closing of this offering, a total of             shares of common stock will be outstanding, assuming the underwriters do not exercise their option to purchase additional shares. Of these shares,              shares of common stock sold in this offering, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rules 144 or 701, and assuming no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

Date	Number of Shares
On the date of this prospectus (consisting of the shares sold in this offering)
Beginning 180 days after the date of this prospectus

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares); and

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8, which will become effective immediately upon filing, under the Securities Act to register all of the shares of common stock reserved for issuance under the 2021 Plan. Shares covered by the Form S-8 will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates. All shares of our common stock will be subject to the lock-up agreements described below.

Lock-up Agreements

We, all of our directors and officers and holders of substantially all of our outstanding equity securities have agreed with the underwriters that, without the prior written consent of                , on behalf of the underwriters, we nor they will, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, (ii) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, or publicly disclose the intention to do any of the foregoing. In addition, we and each such person have agreed that, without the prior written consent of                , on behalf of the underwriters, we nor they will, during such 180-day period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.                may, in their sole discretion, release all or any portion of the shares of our common stock subject to the lock up. These agreements are described in the section titled “Underwriting—Lock-Up Agreements.”

Registration Rights

Upon the completion of this offering, the holders of an aggregate of             shares of our common stock, based on shares of common stock outstanding as of the date of effectiveness of this registration statement, or their transferees, will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act. Registration of these shares under the Securities Act will result in these shares becoming freely tradable immediately upon the effectiveness of such registration, subject to the restrictions of Rule 144. For a further description of these rights, see the section entitled “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined herein) with respect to their ownership and disposition of shares of our common stock acquired pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not and is not treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”)) have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any non-income tax consequences such as estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, including, but not limited to, holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities in which all of the interests of which are held by qualified foreign pension funds, holders subject to the Medicare equivalent tax on net investment income or the alternative minimum tax, holders that are subject to the special tax accounting rules of Section 451(b) of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S.

federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

As described above in the section titled “Dividend Policy,” we do not anticipate declaring cash dividends on our common stock for the foreseeable future. If we do make distributions of cash or property on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “—Gain on Sale, Exchange or other Disposition of Our Common Stock.” Any such distribution will also be subject to the discussion below regarding effectively connected income, backup withholding and FATCA withholding.

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of dividends or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the U.S., are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected earnings and profits of a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

To claim a reduction or exemption from withholding, a non-U.S. holder of our common stock generally will be required to provide (a) a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, and satisfy applicable certification and other requirements to claim the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence, or (b) a properly executed IRS Form W-8ECI stating that dividends are not subject to withholding because they are effectively connected with such non-U.S. holder’s conduct of a trade or business within the U.S. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

The gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the U.S. by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and be required to file a U.S. federal income tax return. If the non-U.S. holder is treated as a foreign corporation for U.S. federal income tax purposes, the branch profits tax described above in “—Distributions on Our Common Stock” also may apply;

•

The non-U.S. holder is an individual who is treated as present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the U.S.); or

•

Our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period ending on the date of such disposition (or the non-U.S. holder’s holding period in our common stock, if shorter) a “United States real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a United States real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future. Even if we are or become a United States real property holding corporation, provided that our common stock is regularly traded, as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the disposition occurs, only a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock will be subject to U.S. federal income tax on the disposition of our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. A non-U.S. holder will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate (currently 24%) with respect to dividends on our common stock. A non-U.S. holder generally will not be subject to U.S. backup withholding with respect to payments of dividends on our common stock if such holder establishes an exemption by certifying his, her or its non-U.S. status by providing a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form); provided we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person (as defined in the Code).

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder establishes an exemption by certifying his, her or its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund from the IRS, provided that the required information is timely furnished to the IRS.

FATCA Withholding

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and other administrative guidance issued thereunder, commonly referred to as “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends on, and, subject to the proposed Treasury regulations discussed below, the gross proceeds from a sale or other disposition of, stock in a U.S. corporation paid to (i) a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules, or (ii) a “non-financial foreign entity” (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any direct or indirect “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying, and information regarding, such substantial United States owners, or otherwise qualifies for an exemption from these rules. An intergovernmental agreement between the U.S. and the non-U.S. holder’s country of residence may modify the requirements described in this paragraph.

U.S. Treasury Regulations proposed in December 2018 eliminate possible FATCA withholding on the gross proceeds from a sale or other disposition of our common stock, and may be relied upon by taxpayers until final regulations are issued.

We will not pay additional amounts or “gross up” payments to holders as a result of any withholding or deduction for taxes imposed under FATCA. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the implications of FATCA to their particular circumstances.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $             .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on Nasdaq under the trading symbol “GLGX.”

We and all directors and officers and the holders of substantially all of our outstanding common stock and stock options have agreed that, without the prior written consent of                on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to or cause any affiliate to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of             on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

            , in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no securities have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)    to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, (“FSMA”), received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

No securities have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

(a)    to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)    in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the securities shall require the us or any of our representatives to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

This prospectus is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended), or the Order, and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the United Kingdom; and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this prospectus relates is available only to and will be engaged in only with Relevant Persons, and any person who is not a Relevant Person should not rely on it.

Canada

The common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not    an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Davis Polk & Wardwell LLP is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2020 and 2019, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (“PwC”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In connection with the offering, PwC completed an independence assessment to evaluate the services and relationships with the Company and its affiliates that may bear on PwC’s independence under the SEC and PCAOB independence rules for the audit period commencing January 1, 2019. As described below, relationships were found to exist within the audit period which are not in accordance with the auditor independence standards of Regulation S-X and the PCAOB.

•

From January 1, 2019 through November 23, 2020, PwC (U.S.) and the Company entered into an agreement to collaborate in providing professional service offerings to third party clients. There was no activity under this agreement in 2019 or 2020.

•

From January 1, 2019 through December 31, 2020, a business relationship was established between PwC (Japan) and the Company to collaborate in providing professional service offerings to third party clients in Japan. There was no activity under the agreement during 2019. In 2020, GLG acted as subcontractor to PwC Japan on two separate engagements.

PwC provided an overview to our Audit Committee and Executive Management team of the facts and circumstances surrounding those relationships including the entities involved, the nature of the relationships, the period over which relationships existed, and the fees earned by PwC and paid to GLG. Additionally, the relationships are not significant to either party, do not place PwC in a position of auditing its own work, do not result in PwC acting as management or an employee of the Company and do not place PwC in a position of being an advocate for the Company. Considering the facts presented, our Audit Committee and PwC have concluded (i) that the relationships did not and would not impair PwC’s application of objective and impartial judgment on any matter encompassed within PwC’s audits of our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, and (ii) that no reasonable investor would conclude otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at website of the SEC referred to above. We also maintain a website at https://glginsights.com/. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Gerson Lehrman Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gerson Lehrman Group, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of changes in convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

August 11, 2021

We have served as the Company’s auditor since 2008.

GERSON LEHRMAN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$88,826	$103,363
Accounts receivable, net of allowances	164,971	195,985
Prepaid expenses and other current assets	21,489	17,308

Total current assets	275,286	316,656

Long-term unbilled receivables	1,961	8,255
Property and equipment, net	33,943	28,721
Software, net	20,254	22,192
Deferred tax assets	6,932	7,375
Restricted cash	4,125	4,130
Other non-current assets	9,348	8,975

Total assets	$351,849	$396,304

Liabilities, Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Unearned revenue	$182,318	$230,975
Customer deposits	3,841	3,279
Taxes payable	4,911	12,821
Current portion of term loans	3,922	4,379
Accrued compensation	37,014	43,490
Current portion of share-based compensation liability	2,628	1,836
Other accrued expenses and accounts payable	13,726	18,943

Total current liabilities	248,360	315,723

Long-term unearned revenue	3,868	9,850
Term loans	556,462	649,648
Share-based compensation liability	6,040	11,295
Other non-current liabilities	16,059	13,289

Total liabilities	830,789	999,805

Commitments and contingencies (Notes 9 and 15)

Convertible preferred stock:
Series A convertible preferred stock, par value $0.01 per share, 4,574,722 shares authorized and issued at December 31, 2019 and 2020; 1,599,919 shares outstanding as of December 31, 2019 and 2020	10,248	10,248

Stockholders’ deficit:
Common stock, par value $0.01 per share; 150,000,000 shares authorized; 45,719,766 and 45,912,832 shares issued at December 31, 2019 and 2020, respectively; 28,577,302 and 28,536,710 shares outstanding as of December 31, 2019 and 2020, respectively	269	270
Treasury stock is comprised of common shares, at cost, 17,142,464 and 17,376,122 shares at December 31, 2019 and 2020, respectively	(268,181)	(272,646)
Capital deficit	(264,722)	(337,579)
Retained earnings/(Accumulated deficit)	43,446	(3,794)

Total stockholders’ deficit	(489,188)	(613,749)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$351,849	$396,304

The accompanying notes are an integral part of these consolidated financial statements.

GERSON LEHRMAN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2020
Revenue	$572,157	$589,139
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown below)	156,278	155,453
Operations and support	116,319	121,427
Selling, general and administrative	205,396	213,146
Depreciation and amortization	16,188	19,220
Impairment loss	2,000	—

Total costs and expenses	496,181	509,246

Operating income	75,976	79,893
Interest expense, net	(39,504)	(35,321)
Other income	—	902

Income before income taxes	36,472	45,474
Provision for income taxes	5,403	11,382

Net income	$31,069	$34,092

Net earnings per share attributable to common shares:
Basic:	$1.02	$0.89
Diluted:	$1.02	$0.89
Weighted average common shares outstanding:
Basic	28,571,987	28,436,118
Diluted	28,571,987	28,504,624

The accompanying notes are an integral part of these consolidated financial statements.

GERSON LEHRMAN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Series A Convertible Preferred Stock		Common Stock		Treasury Stock		Capital Deficit	Retained earnings/ (Accumulated deficit)	Total Stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2018	1,621,422	$10,386	28,492,287	$267	16,996,211	$(265,622)	$(268,669)	$9,173	$(524,851)
Impact of adoption of ASC 606	—	—	—	—	—	—	—	3,460	3,460
Issuance of common stock—exercise of stock options	—	—	117,588	1	—	—	1,054	—	1,055
Issuance of common stock	—	—	113,680	1	—	—	1,949	—	1,950
Treasury stock acquired	—	—	(146,253)	—	146,253	(2,559)	—	—	(2,559)
Series A convertible preferred stock repurchase	(21,503)	(138)	—	—	—	—	—	(256)	(256)
Share-based compensation	—	—	—	—	—	—	944	—	944
Net income	—	—	—	—	—	—	—	31,069	31,069

Balances at December 31, 2019	1,599,919	$10,248	28,577,302	$269	17,142,464	$(268,181)	$(264,722)	$43,446	$(489,188)

Issuance of common stock—exercise of stock options	—	—	182,781	1	—	—	2,557	—	2,558
Issuance of common stock	—	—	10,285	—	—	—	195	—	195
Treasury stock acquired	—	—	(233,658)	—	233,658	(4,465)	—	—	(4,465)
Series A convertible preferred stock cash dividends paid	—	—	—	—	—	—	(936)	(7,884)	(8,820)
Common stock cash dividends paid	—	—	—	—	—	—	(76,339)	(73,448)	(149,787)
Share-based compensation	—	—	—	—	—	—	1,666	—	1,666
Net income	—	—	—	—	—	—	—	34,092	34,092

Balances at December 31, 2020	1,599,919	$10,248	28,536,710	$270	17,376,122	$(272,646)	$(337,579)	$(3,794)	$(613,749)

The accompanying notes are an integral part of these consolidated financial statements.

GERSON LEHRMAN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2019	2020
Cash flows from operating activities:
Net income	$31,069	$34,092
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,188	19,220
Share-based compensation	2,012	10,674
Deferred income taxes	(4,127)	(441)
Amortization of deferred financing costs	1,972	2,037
Loss on disposition of assets	261	398
Impairment on other investments	2,000	—
Allowances on accounts receivable	655	(273)
Other adjustments to reconcile net income to net cash provided by operating activities	88	114
Changes in operating assets and liabilities:
Accounts receivable and unbilled receivable	12,044	(37,035)
Prepaid expenses and other current and non-current assets	(3,353)	686
Unearned revenue	(23,632)	54,639
Customer deposits	71	(563)
Taxes payable	1,186	11,538
Accrued compensation	(6,694)	6,476
Share-based compensation liability	(2,212)	(4,546)
Other accrued expenses	(3,524)	5,636
Other non-current liabilities	174	(2,835)

Net cash provided by operating activities	24,178	99,817

Cash flows from investing activities:
Purchases of property and equipment	(5,813)	(3,158)
Proceeds from sale of property and equipment	65	7
Purchases and development of software	(15,959)	(13,762)

Net cash used in investing activities	(21,707)	(16,913)

Cash flows from financing activities:
Repayment of term loans	(5,750)	(6,000)
Proceeds from term loans, net of debt discount of $0 and $1,750	—	98,250
Payments of debt issue costs	—	(519)
Proceeds from revolver loan	—	25,000
Repayment of revolver loan	—	(25,000)
Payment of interest rate cap premium	(290)	—
Series A convertible preferred stock repurchase	(394)	—
Repurchase of common stock	(2,559)	(4,241)
Proceeds from exercise of stock options	1,055	2,559
Proceeds from issuance of shares of common stock	1,950	195
Dividends paid	—	(158,606)

Net cash used in financing activities	(5,988)	(68,362)

Net (decrease) increase in cash, cash equivalents, and restricted cash	(3,517)	14,542
Cash, cash equivalents, and restricted cash
Cash, cash equivalents, and restricted cash—beginning of period	96,468	92,951

Cash, cash equivalents, and restricted cash—end of period	$92,951	$107,493

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$39,846	$33,122
Income taxes, net of refunds	$8,894	$7,188
Supplemental disclosures of noncash investing activities
Purchases of property and equipment	$936	$144
Asset retirement obligations	$521	$64
Supplemental disclosures of noncash financing activities
Stock-based compensation revaluation adjustment	$(944)	$(1,666)

The accompanying notes are an integral part of these consolidated financial statements.

GERSON LEHRMAN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Gerson Lehrman Group, Inc. (“GLG, Inc.”) became a corporation organized and existing under the laws of the State of Delaware effective January 27, 2000. GLG, Inc., together with its wholly owned subsidiaries (collectively, the “Company”), established the insight network (“the Insight Network”), which now operates in markets worldwide. The Company recruits and maintains a membership of independent third-party professionals (“Network Members”) who are knowledgeable in a variety of practice areas including Healthcare, Technology/Media/Telecommunications, Energy & Industrials, Consumer Goods & Services, Real Estate, Financial & Business Services, Legal, Economic & Regulatory Affairs, Life Sciences and Accounting and Financial Analysis. Through the Company’s Insight Network, leaders from around the globe gain insight, advice, and other services to assist in their business needs.

The Company primarily sells subscriptions for its services, which span a number of different formats and methods of delivery, including virtual interactions (e.g. consultations, teleconferences and intermediated consultations), data and analysis (e.g. surveys, written reports and strategic projects), on-demand visits from Network Members and roundtable events. The Company’s customers are primarily financial institutions, professional services firms and corporations located throughout the geographical regions of the Company’s three reportable segments: Americas; Europe, Middle East, Africa (“EMEA”); and Asia Pacific (“APAC”). Note 18—Segment Information provides additional financial information for those segments.

The Company is headquartered in New York, United States and maintains offices in 12 countries throughout EMEA and APAC.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States (“U.S. GAAP”) and any reference to guidance herein is meant to refer to U.S. GAAP as found within the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) publications of the Financial Accounting Standards Board (“FASB”). The consolidated financial statements include the accounts of GLG, Inc. and its wholly owned subsidiaries and all intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The Company bases its estimates on past experience, market conditions and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis. The significant estimates relate to the useful lives of long-lived assets, the period of benefit for deferred commissions, capitalization of internally developed software, certain accrued expenses, the assumptions used to value the Company’s capital stock used in connection with recording stock-based compensation expense, income taxes, and contingencies. Actual results could differ from those estimates.

There continues to be uncertainties regarding the pandemic of the novel coronavirus (“COVID-19”), and the Company is closely monitoring the impact of COVID-19 on its business, financial condition and results of operations. Any estimates made herein may change as new events occur and additional information is obtained,

GERSON LEHRMAN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and actual results could differ materially from any estimates made herein under different assumptions or conditions. The magnitude of the impact will depend on numerous evolving factors that the Company may not be able to accurately predict or control, including the duration and extent of the pandemic, the impact of federal, state and local governmental actions, consumer behavior in response to the pandemic and such governmental actions, and the economic and operating conditions that the Company may face in the aftermath of COVID-19. The Company will continue to assess the evolving impact of COVID-19.

Revenue Recognition and Allowances on Accounts Receivable

In accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company recognizes revenue when a customer obtains control of promised services, in an amount that reflects the consideration expected to be received in exchange for those services. The Company follows the five-step model prescribed under ASC 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the Company satisfies each performance obligation.

The Company primarily sells subscriptions for its services, which span a variety of different formats and methods of delivery, including virtual interactions, phone consultations, intermediated consultations, data and analysis, on-demand visits and roundtable events, all of which are provided by the Network Member(s) as assigned by the Company. Through the methods of delivery described above, the Company’s revenue can be categorized based on the nature of the contracts: time-based subscriptions, consumption-based subscriptions and stand-alone arrangements, as described below:

Time-based subscriptions

Time-based subscriptions include a single promise to stand ready over the stated contract term to deliver a series of distinct services with typically unlimited usage rights to the customer. Additionally, the Company’s time-based subscription contracts include an unconditional right to payment for the full non-refundable fee, regardless of performance to date. Revenue is recognized ratably over the contracted subscription period.

Consumption-based subscriptions

Consumption-based contracts are fixed fee or credit-based arrangements in which customers agree to a fixed fee for each individual service or pay a total fee for a set number of credits that can be utilized upon consumption of a service with an assigned credit value. Each individual service represents an individual performance obligation for which revenue is recognized at the point in time that the identifiable service is provided to the customer. The majority of consumption-based subscriptions have a minimum commitment and an unconditional right to payment for non-refundable fees, regardless of performance to date.

Stand-alone arrangements

Our stand-alone arrangements primarily include discrete projects with defined deliverables (e.g. surveys and projects), and also include revenues from our expert witness service offering. Revenue for our stand-alone arrangements is recognized at the point-in-time that the identifiable service is provided to the customer.

Principal Versus Agent Considerations

The Company acts as the principal as the Company is responsible for the identification and assignment of the appropriate Network Member(s) for each bespoke service. If a Network Member is unable to perform the

GERSON LEHRMAN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

work needed for the Company to deliver the contracted service, the Company is responsible for finding a suitable replacement Network Member. It is the Company’s ultimate responsibility to ensure that the services are delivered to the customer. Accordingly, as the Company remains in control of each arrangement for services, including pricing and collection risk, the Company concluded that revenue should be recognized on a gross basis.

Transaction Price

The transaction price of the contract, which is the consideration the Company expects to be entitled to in exchange for services provided, is allocated to each identified performance obligation based on their stand-alone selling prices. The pricing specified in the Company’s customer contracts is generally considered the standalone selling price as it is an observable input that depicts the price sold to similar customers in similar circumstances. Variable consideration, including volume discounts, rebates or other similar items that affect the transaction price are rare.

At the inception of a customer contract, the Company expects the period between when it transfers its services to its customers and when the customer pays for such services to be one year or less. The majority of contracts with customers are renewable and have a term of one year or less.

Collectability of Accounts Receivable

The Company evaluates the collectability of accounts receivable based on a combination of factors, such as collections history, aging of outstanding receivables, specific customer collection issues and general market conditions. At a minimum, an allowance for doubtful accounts is maintained for outstanding receivables that are aged greater than 180 days past due or 240 days for certain customers who are granted extended payment terms. Provisions related to the Company’s evaluation of collectability of accounts receivable are recorded as bad debt expense, classified within Selling, general and administrative expense on the consolidated statements of operations.

Contract Assets and Liabilities

The majority of the Company’s contracts with customers are non-cancellable and non-refundable. Payment terms on revenue contracts are primarily upfront annual, bi-annual, or quarterly for time-based subscription fees, or in arrears for stand-alone arrangements and overages on consumption-based subscriptions. For those contracts that include an enforceable right to payment prior to the Company’s performance of services, the Company records an unbilled receivable upon a contract being signed. A corresponding amount of unearned revenue is also recorded since the contract represents a contract liability under the agreement.

Contract liabilities represent the remaining value of services for which the Company’s fulfillment of contractual performance remains due, including amounts expected to be earned subsequent to one year after the balance sheet date, classified as long-term unearned revenue on the consolidated balance sheets. As the Company’s contractual performance obligations are satisfied, the Company correspondingly relieves its contract liabilities and records the associated revenue.

Contract Cost Assets

For some customer contracts, the Company incurs incremental cost of obtaining contracts in the form of sales commissions. The Company capitalizes the incremental cost in accordance with ASC 340-40 and amortizes the asset over the estimated life of the contract, inclusive of specifically anticipated renewals. Deferred commissions are classified under prepaid expenses and other current assets on the consolidated balance sheets if

GERSON LEHRMAN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the remaining amortization period is less than or equal to twelve months in length or under other non-current assets on the consolidated balance sheets if the remaining amortization period is more than twelve months in length. The asset is reviewed for indicators on an ongoing basis. Refer to Note 13—Revenue Recognition below for discussion of the Company’s policy on accounting for costs of obtaining and fulfilling a customer contract.

Customer Deposits

Certain of the Company’s contracts with customers require prepaid deposits or retainers, which typically contain refundability clauses for the portion of the deposit or retainer that remains unused at the end of the term. These contracts are cancellable and do not include an unconditional right to payment. These customer deposits and retainers are recorded separately from unearned revenue as liabilities within Customer deposits on the consolidated balance sheets when received and are subsequently reduced as the associated revenue is recognized.

Cost of Revenue (exclusive of depreciation and amortization)

Cost of revenue primarily consists of Network Member consulting costs and direct costs associated with hosting events (including venue, travel and other fees) and payment processing fees. Network Member consulting costs are incurred for time spent by the Network Members in providing education and insight to the Company’s clients. These costs are primarily prearranged hourly rates charged by the Company’s Network Members throughout the duration of each project. Network Member costs are recorded by the Company on an accrual basis in the period in which the services are performed. For the years ended December 31, 2019 and 2020, accrued Network Members costs amounted to $4.1 million and $5.3 million, respectively, and are recorded within Other accrued expenses on the consolidated balance sheets.

Operations and Support

Operations and support costs primarily consists of wages, benefits and other compensation-related costs for employees who are involved with activities that support the development and maintenance of the Company’s Insight Network, facilitate intake of client inquiries, curate content for events and other project support activities. Operations and support costs, excluding equity-based compensation, are expensed when incurred. We believe that this line item provides valuable information for investors. Refer to Share-based Compensation below for discussion of the Company’s policy on accounting for share-based compensation.

Selling, General and Administrative

Selling, general and administrative expenses consist of costs associated with administrative functions related to the Company’s existing business as well as growth and development activities. These costs primarily consist of wages, benefits and other compensation-related costs (including stock-based compensation), deferred commissions amortization expense, occupancy, information technology, legal, accounting and other professional fees, and bad debt expense. Selling, general and administrative expenses, excluding equity-based compensation, are expensed when incurred. Refer to Share-based Compensation below for discussion of the Company’s policy on accounting for equity-based compensation.

Advertising and Marketing Costs

The Company expenses advertising and marketing costs as incurred. Advertising and marketing expense for the years ended December 31, 2019 and 2020 was $2.4 million and $2.8 million, respectively. These expenses consisted primarily of marketing-related technology costs and professional fees, and are included in Selling, general and administrative expense in the consolidated statements of operations.

GERSON LEHRMAN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share-based Compensation

The Company applies the provisions of ASC 718, Compensation—Stock Compensation (“ASC 718”), for all share-based compensation awards. The provisions of ASC 718 require a company to measure the fair value of share-based compensation as of the grant date of the award. The Company has outstanding time-based stock options (the “Awards”) that are subject to guidance set forth in ASC 718. The Company’s Board of Directors (the “Board”) intends that all Awards granted to be exercisable at a price per share not less than the per share fair value of the Company’s common stock underlying such awards on the date of grant. Share-based compensation expense reflects the cost of employee services received in exchange for the awards. The Company accounts for forfeitures as they occur.

The outstanding Awards are subject to a Call Right (the “Call Right”) under which, in the event of the termination of the participant’s employment, the Company is entitled to repurchase Common Stock acquired pursuant to an Award from the Participant. The Company classifies all awards with a Call Right which are expected to be cash settled as a liability under ASC 718 and, as such, the Company recognizes share-based compensation expense by remeasuring the awards at the end of each reporting period. As a nonpublic entity, the Company elected to measure awards based on their intrinsic values. The Company measures the intrinsic value of the awards as the difference between the fair value of the Company’s common stock less the exercise price of the underlying awards. The Company plans to continue to record changes in the intrinsic value of the awards up to the date on which the Company ceases to be a nonpublic entity as defined in ASC 718. Upon becoming a public entity and thereafter, the Company will measure awards using the fair value-based method under ASC 718. Any impact from such change in measurement on the date on which the Company becomes a public entity will be accounted for as a change in accounting principle in that period. To the extent the fair value-based measure of the awards differs materially from the intrinsic value of the awards, this effect could be material. As the fair value-based measure of the awards is not determinable at this time, such amount cannot be reasonably estimated with any degree of certainty. At December 31, 2019 and 2020, all of the Company’s outstanding share-based compensation awards were determined to be liability classified awards.

The fair value of the common stock underlying the awards is determined by the Board with assistance from management and an independent third-party valuation firm. The determination of fair value uses the market and income approaches, with an adjustment for marketability discount in arriving at the per share fair value. Under the market approach, the guideline public company method is used, which estimates the fair value of the Company based on market prices of stock of guideline public companies. The income approach involves projecting the future benefits of owning an asset and estimating the present value of those future benefits by discounting them based upon the time value of money and the investment risks associated with ownership.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less. Highly liquid investments consist primarily of money market funds and were $28.8 million and $28.9 million, included in Cash and cash equivalents on the consolidated balance sheets, as of December 31, 2019 and 2020, respectively. The Company’s cash and cash equivalents are primarily held on deposit with two financial institutions. At December 31, 2019 and 2020, and at various times throughout the year, the Company maintained its cash deposits in certain financial institutions that exceeded federally insured limits. The Company has not experienced, and has no expectation of experiencing, any losses with respect to its cash deposits or investments in money market funds.

GERSON LEHRMAN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The below table presents the beginning-of-period and end-of-period cash amounts from the Company’s consolidated balance sheets and the total cash amounts presented in the consolidated statements of cash flows (in thousands):

	December 31
	2019	2020
Cash and cash equivalents	$88,826	$103,363
Restricted cash	4,125	4,130

Total cash, cash equivalents and restricted cash as shown in the Consolidated Statements of Cash Flows	$92,951	$107,493

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Amortization of leasehold improvements is recorded on a straight-line basis over the shorter of the remaining term of the underlying lease or the estimated useful life of the assets. Expenditures for repairs and maintenance are expensed as incurred. Expenditures for major renewals and betterments are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and a gain or loss on disposition is reflected in the consolidated statements of operations. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets as follows:

Estimated Useful Life (Years)
Furniture and fixtures	3-7
Equipment	3-7
Leasehold improvements	2-12

Leases

The Company enters into operating leases, primarily for office space for its employees. Most lease arrangements contain tenant improvement allowances, rent holidays and/or rent escalation clauses. For purposes of recognizing incentives and minimum rent payments on a straight-line basis over the terms of the leases, the Company uses the date it takes possession of the leased space for construction purposes as the beginning of the term. For leases with renewal periods at the Company’s option, the Company determines the expected lease period based on whether the renewal of any options are reasonably assured at the inception of the lease. In addition to rent expense, certain leases require the Company to pay a portion of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. For tenant improvement allowances, rent escalations, and rent holidays, the Company records a deferred rent liability within Other accrued expenses and Other non-current liabilities on its consolidated balance sheets and amortizes the deferred rent expense over the terms of the leases, classified within Selling, general and administrative expense in the consolidated statements of operations.

Internal Use Software

The Company capitalizes certain costs incurred for the development of internal use software and its website. Capitalization commences during the application development stage when it is probable that the project will be completed and used to perform the function needed. This stage includes costs to design the software configuration and interfaces, coding, installation, and testing. Costs incurred during the preliminary project phase

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and the post-implementation period are expensed as incurred. Costs incurred to maintain existing software applications and the website are also expensed as incurred.

Capitalized costs typically include payroll and payroll-related costs for employees directly associated with the project, external direct costs of materials and services consumed in developing or obtaining internal use software, interest cost incurred during the application development stage, as well as the cost of software purchased from third parties. Amortization commences when the software is ready for its intended use and is recorded using the straight-line method over the estimated useful lives of the underlying software, which is generally three years.

Other Investments

For the Company’s investments without readily determinable fair values, the Company elected to use the measurement alternative and records these investments at cost, less impairment, and adjusted for subsequent observable price changes. These investments include the Company’s investments in corporations in which the Company has an ownership interest of less than twenty percent (or less than five percent for limited partnerships or limited liability corporations that are viewed as partnerships for purposes of determining measurement alternative versus equity method accounting), and in which the Company does not have the ability to exercise significant influence over the investee’s operating and financial policies. For investments in corporations, limited partnerships and limited liability corporations in which the Company has the ability to exercise significant influence over the investee’s operating and financial policies, the Company utilizes the equity method to account for these investments. At December 31, 2019 and 2020, the Company’s other investments amounted to $2.0 million and $1.9 million, respectively, were recorded at cost, less impairment, and adjusted for subsequent observable price changes, and are included as a component of other non-current assets on the consolidated balance sheets.

The Company monitors the value of its investments for indicators of impairment, including changes in market conditions or the operating results of its underlying investments that may indicate an inability to recover the carrying value of the investment. If an impairment indicator is present and there is a decline in fair value, the Company will estimate the fair value of the investment and record an impairment charge. During the year ended December 31, 2019, the Company recorded a $2.0 million impairment loss relating to one of its cost method investments deemed to be unrecoverable, presented separately as Impairment loss on the consolidated statements of operations. During the year ended December 31, 2020, the Company did not record any impairment loss on investments.

Deferred Financing Costs

Deferred financing costs represent costs incurred in conjunction with the establishment of credit facilities and debt refinancing. Deferred financing costs, and the related amortization expense, are adjusted when any prepayments of principal are made to the related outstanding debt. Deferred financing costs related to recognized debt liabilities are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the debt liabilities. The carrying amount of the Company’s term loans (Note 9—Borrowing Arrangements and Derivative Instruments) at December 31, 2019 and 2020 is presented net of $8.9 million and $9.2 million, respectively, of net deferred financing costs. Net deferred financing costs related to line-of-credit arrangements were $0.6 million and $0.5 million at December 31, 2019 and 2020, respectively, and are presented within Other non-current assets on the consolidated balance sheets. These costs are amortized over the life of the related credit facilities and are classified as Interest expense, net on the consolidated statements of operations.

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Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is provided to offset their benefit. Deferred tax assets and liabilities, along with any related valuation allowance, are classified as noncurrent on the consolidated balance sheets.

The Company recognizes the benefit of an income tax position only if it is more likely than not that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% percent likelihood of being realized upon ultimate settlement. Interest expense and penalties related to income tax matters are recognized as a component of income tax expense, in the consolidated statements of operations.

Companies that intend to indefinitely reinvest undistributed earnings of foreign subsidiaries are exempt from the requirement to record deferred tax liabilities on such undistributed earnings. The Company considers certain earnings of foreign subsidiaries to be indefinitely reinvested in the respective foreign operations.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act was enacted as a response to the COVID-19 outbreak discussed above and is meant to provide companies with economic relief. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property.

The impact of the CARES Act on the Company’s financial position and consolidated statements of operations was immaterial as of and for the year ended December 31, 2020. While the Company has not incurred any indebtedness with respect to loans available under the CARES Act, they did increase their interest deduction based on the CARES Act modification for the limitation on the interest deduction for the 2020 tax year and also accelerated previous tax deductions for clarifying language on the useful life of leasehold improvements. These benefits were temporary deductions which did not materially impact overall tax expense for the Company. The Company will continue to assess the evolving impact of the CARES Act.

Net Earnings Attributable to Common Shares

Net earnings attributable to common shares is computed using the two-class method which is required for participating securities. The two-class method requires net earnings available to common shareholders for the period to be allocated between common shares and participating securities based on their respective right to receive distributions as if all earnings for the period had been distributed. The outstanding shares of Series A Preferred Stock are considered participating securities because they are entitled to receive dividends if declared on the Company’s common stock (Note 10—Series A Convertible Preferred Stock). Net earnings attributable to common shares is calculated as net earnings available to common shareholders after the allocation of undistributed earnings to the participating securities by the weighted average number of shares of common stock outstanding during the period. Diluted net earnings attributable to common share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and

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converted into common stock. These potentially dilutive shares are then included in the weighted average number of shares outstanding for the period to the extent they are not anti-dilutive (See Note 17—Computation of Net Earnings Per Share Attributable to Common Stockholders).

Convertible Preferred Stock

The Company has classified its convertible preferred stock as temporary equity in the mezzanine section of the consolidated balance sheets and consolidated statements of changes in convertible preferred stock and stockholders’ deficit. The convertible preferred stock is contingently redeemable upon a deemed liquidation event. As the convertible preferred stock is not currently redeemable and it is not probable that it will become redeemable in the future, the convertible preferred stock is not remeasured at each balance sheet date.

Treasury Stock

The Company accounts for repurchases of its stock using the cost method, whereby the gross cost of the shares reacquired is recorded to Treasury stock, presented within Stockholders’ deficit on the consolidated balance sheets. The Company does not maintain a formal stock repurchase program. However, from time to time, and upon request, the Board will consider repurchasing shares from shareholders. Reacquired shares are purchased at a per share price equal to the fair value of the underlying stock at the time of repurchase. At December 31, 2019 and December 31, 2020, the Company had $1.7 million and $2.3 million of commitments to repurchase outstanding shares from shareholders, respectively.

Foreign Currency Remeasurement

The Company has determined the functional currency of its foreign operations to be U.S. dollars. Foreign currency denominated monetary assets and liabilities are re-measured into the functional currency using period-end exchange rates. Foreign currency denominated non-monetary assets and liabilities are maintained at their respective historical exchange rates. Revenue and expenses are re-measured using average monthly exchange rates, except for expenses related to nonmonetary balance sheet accounts that are maintained at their historical exchange rates. The resulting re-measurement adjustment is recorded as a foreign currency transaction gain or loss within Selling, general and administrative expense in the consolidated statements of operations. During the years ended December 31, 2019 and 2020, these gains and losses amounted to $0.1 million of losses and $0.2 million of gains, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Accounts receivable balances deemed to be collectible from customers have limited concentration of credit risk due to the Company’s diverse customer base and geographic dispersion.

Long-Lived Assets

The Company reviews the carrying value of its long-lived assets, consisting of property and equipment, and capitalized software for internal use, for impairment whenever events or circumstances indicate that an event of impairment has occurred. If indicators of impairment are present, and future cash flows are not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified. There were no impairment charges for long-lived assets recognized for the years ended December 31, 2019 and 2020.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

Pursuant to the accounting guidance for fair value measurement, the Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The accounting guidance established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability’s level in the hierarchy is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1	Valuations based on observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2

Valuations based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Valuations based on unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The Company’s cash equivalents are measured at fair value on a recurring basis and consist of money market funds that are traded in an active market. The net asset value of each fund on the last day of the quarter is used to determine its fair value. Valuations of these cash equivalents do not require a significant degree of judgment, and as such, are classified as Level 1.

Management estimates that the fair value of all material financial instruments recognized in the consolidated financial statements, included accounts receivable, accrued expenses, debt and other current assets and liabilities, approximates their carrying value.

Emerging Growth Company Status

The Company is filing its registration statement as an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”). ASC 606 supersedes existing revenue recognition requirements. The standard requires a company to recognize revenue when it transfers products or services to customers, in an amount that reflects the consideration that the company expects to receive for those products or services. ASC 606 also includes subtopic ASC 340-40, Other Assets and Deferred Costs-Contracts with Customers, which provides guidance on accounting for certain revenue related costs including costs associated with obtaining and fulfilling a contract. On January 1, 2019, the Company adopted ASC 606 using the modified retrospective method. Under this method, the reported results for the year ended December 31, 2019 reflect the application of ASC 606. The modified retrospective method requires the cumulative effect of applying the new guidance to all contracts with customers that were not completed as of January 1, 2019 to be recorded as an adjustment to retained earnings as of the adoption date. The Company considered a contract to be complete if all the revenue was recognized in accordance with the previous guidance that was in effect before the adoption date.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting. The new ASU simplifies the accounting for share-based payments to non-employees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company adopted the standard on January 1, 2020, and it did not have a material impact on the Company’s financial position, results of operations and cash flows.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract (“ASU 2018-15”). The Company early adopted ASU 2018-15 effective January 1, 2019 using the prospective method. The new standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Under ASU 2016-02, a modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. In July 2018, the FASB issued ASU 2018-11, Leases: Targeted Improvements (‘ASU 2018-11”) which provides an additional transition method for comparative financial statements. Under the additional method, comparative periods presented in financial statements in the period of adoption will not need to be restated. Instead, the adopting Company would initially apply the new lease requirements at the effective date and recognize a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. The Company is currently evaluating the effect the adoption of this standard will have on its consolidated financial statements, including the materiality of the addition of Right of Use assets and lease liabilities on its consolidated balance sheets. The new standard will be effective for the Company on January 1, 2022.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU changes the impairment model for most financial assets that are measured at amortized cost and certain other

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

instruments from an incurred loss model to an expected loss model. Entities will be required to estimate credit losses over the entire contractual term of an instrument. The ASU includes financial assets recorded at amortized cost basis such as loan receivables, trade and certain other receivables as well as certain off-balance sheet credit exposures such as loan commitments and financial guarantees. The ASU does not apply to financial assets measured at fair value, and loans and receivables between entities under common control. The ASU is effective for fiscal years beginning after December 15, 2022. Early adoption may be selected for fiscal years beginning after December 15, 2018. An entity must apply the amendments in the ASU through a cumulative-effect adjustment to net assets as of the beginning of the first reporting period in which the guidance is effective except for certain exclusions. The Company is currently evaluating the impact the standard will have on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company will adopt ASU 2019-12 as of the reporting period beginning January 1, 2021. The Company is currently evaluating the impact the standard will have on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). The amendments in this update provide temporary, optional guidance to ease the burden in accounting for reference rate reform. The amendments provide optional expedients and exceptions for applying GAAP to transactions affected by reference rate reform if certain criteria are met. The amendments primarily include relief related to contract modifications and hedging relationships. The relief provided by this ASU does not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. However, hedging relationships that apply certain optional expedients prior to December 31, 2022, will be retained through the end of the hedging relationship, including for periods after December 31, 2022. The Company will evaluate the impact of this guidance as contracts are modified through December 2022.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope of ASU 2020-04 indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. The Company will evaluate the impact of this guidance, along with the guidance from ASU 2020-04, as contracts are modified through December 2022.

3. Accounts Receivable, net of allowance

The composition of accounts receivable, net of allowance (including related party accounts receivable) at December 31, 2019 and 2020 are as follows (in thousands):

	2019	2020
Billed receivables	$84,640	$71,645
Unbilled receivables—current portion	83,261	126,997

Total accounts receivable	167,901	198,642
Allowances	(2,930)	(2,657)

Accounts receivable, net of allowances	$164,971	$195,985

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Approximately 82% and 92% of billed receivables at December 31, 2019 and 2020, respectively, are aged less than 90 days. Bad debt write-offs for the years ended December 31, 2019 and 2020, were $0.5 million and $1.5 million, respectively. Activity in the Company’s allowance for doubtful accounts is as follows (in thousands):

	2019	2020
Allowance for doubtful accounts, beginning balance	$2,275	$2,930
Additions to allowance for doubtful accounts	1,277	825
Amounts written off for uncollectible receivables	(543)	(1,518)
Other (reductions of) additions to revenue reserve	(79)	420

Allowance for doubtful accounts, ending balance	$2,930	$2,657

Unbilled accounts receivable, where the underlying performance obligation is expected to be satisfied more than one year after the balance sheet date are classified as long-term unbilled receivables on the consolidated balance sheets. The increase in Long-term unbilled receivables from $2.0 million at December 31, 2019 to $8.3 million at December 31, 2020 was primarily driven by the timing of renewal cycles for two significant subscriptions with commitments that are invoiced in quarterly installments.

4. Property and Equipment, net

Property and equipment, net consists of the following at December 31, 2019 and 2020 (in thousands):

	2019	2020
Furniture and fixtures	$6,563	$7,596
Equipment	8,844	9,818
Leasehold improvements	38,729	41,370
Work in progress	4,153	556

Total property and equipment	58,289	59,340
Less: Accumulated depreciation and amortization	(24,346)	(30,619)

Property and equipment, net	$33,943	$28,721

At December 31, 2019, work in progress of $4.2 million includes leasehold improvements of $3.3 million, furniture and fixtures of $0.6 million and equipment of $0.3 million not placed into service at year-end. At December 31, 2020, work in progress of $0.6 million includes leasehold improvements of $0.2 million, furniture and fixtures of $0.1 million and equipment of $0.3 million not placed into service at year-end.

Depreciation and amortization expense for property and equipment for the years ended December 31, 2019 and 2020 was $8.1 million and $7.7 million, respectively.

During the years ended December 31, 2019 and 2020, the Company wrote-off $2.4 million and $1.8 million, respectively, of property and equipment. During the year ended December 31, 2019, the Company incurred a loss on disposal of property and equipment of $0.3 million, which was included in Operations and support on the Company’s consolidated statements of operations. The amounts written off during the year ended December 31, 2020 were fully depreciated, and accordingly no gain or loss on disposal of property and equipment was recorded.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Software, net

At December 31, 2019 and 2020, purchased and internally developed software is stated at cost of $52.3 million and $63.5 million, respectively, less accumulated amortization of $32.0 million and $41.3 million, respectively. Amortization of capitalized software was $8.1 million and $11.5 million for the years ended December 31, 2019 and 2020, respectively, and is included as a component of Depreciation and amortization on the consolidated statements of operations.

During the year ended December 31, 2019, the Company wrote-off $1.5 million of capitalized software, which was fully amortized and no longer in use. During the year ended December 31, 2020, the Company wrote-off $2.6 million of capitalized software, of which $1.6 million was fully amortized and no longer in use. The Company recognized accelerated amortization of $0.6 million and incurred a loss on disposal of capitalized software of $0.4 million during the year ended December 31, 2020, which was included in Selling, general and administrative expenses on the Company’s consolidated statements of operations.

Future estimated amortization expense on purchased and internally developed software is expected to be as follows as of December 31, 2020 (in thousands):

Years ending December 31.
2021	$9,773
2022	7,155
2023	3,103
2024	380

Total	$20,411

6. Restricted Cash

As of December 31, 2019 and 2020, restricted cash consisted of $4.1 million collateralizing letters of credit held as security for the Company’s various long-term leased office spaces.

7. Accrued Compensation

The Company’s accrued compensation at December 31, 2019 and 2020 is summarized in the table below (in thousands).

	2019	2020
Accrued payroll	$32,900	$38,623
Retention bonues(1)	3,864	4,567
Other accrued compensation	250	300

Accrued compensation	$37,014	$43,490

(1)	See Note 15 Commitments and Contingencies for information regarding retention bonus.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Income Taxes

Income before the provision for income taxes for the years ended December 31, 2019 and 2020 consists of the following (in thousands):

	2019	2020
United States	$24,127	$38,921
Foreign	12,345	6,553

Total income before income taxes	$36,472	$45,474

The provision for income taxes for the years ended December 31, 2019 and 2020 consists of the following (in thousands):

	2019	2020
Current income taxes
Federal	$4,197	$1,904
State and local	3,385	4,373
Foreign	1,948	5,546

Total current income taxes	9,530	11,823

Deferred income taxes
Federal	(3,124)	99
State and local	(932)	(412)
Foreign	(71)	(128)

Total deferred income taxes	(4,127)	(441)

Total income taxes	$5,403	$11,382

A reconciliation of the U.S. federal statutory tax rate to the Company’s effective income tax rate for the years ended December 31, 2019 and 2020 is as follows:

	2019	2020
Federal statutory income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	5.0%	5.0%
Research and development tax credits	(2.6)%	(2.2)%
Permanent differences	1.6%	(1.5)%
Foreign tax rate differential	(1.9)%	(0.7)%
Global intangible low-taxed income	4.0%	3.1%
Foreign derived intangible income	(7.3)%	(7.1)%
Provision to return	(3.6)%	7.2%
Uncertain tax positions	0.9%	1.2%
Foreign tax credits	(1.7)%	(1.5)%
Other, net	(0.6)%	0.5%

Effective income tax rate	14.8%	25.0%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the net deferred tax assets and liabilities on December 31, 2019 and 2020 are as follows (in thousands):

	2019	2020
Deferred tax assets
Share-based compensation	$3,743	$5,862
Interest expense limitation	6,715	5,564
Deferred rent	2,627	3,021
Accruals	1,543	3,300
Allowance on accounts receivables	711	653
Other	922	1,160

Total deferred tax assets	$16,261	$19,560

Deferred tax liabilities
Capitalized software	(4,802)	(5,471)
Depreciation and amortization	(3,058)	(4,404)
Deferred commissions	(1,438)	(1,285)
Other	(31)	(1,025)

Total deferred tax liabilities	(9,329)	(12,185)

Net deferred tax asset	$6,932	$7,375

On December 22, 2017, the U.S. President signed the Tax Cuts and Jobs Act of 2017 (“the Act”), which significantly changed U.S. tax law. The Act imposed a U.S. tax on global intangible low-taxed income (“GILTI”), requiring the Company to currently recognize in U.S. taxable income a deemed dividend inclusion of foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. The ability to benefit from a deduction and foreign tax credits against a portion of GILTI income may be limited under GILTI rules as a result of the utilization of foreign sourced income and other potential limitations within the foreign tax credit calculation. As of December 31, 2018, the Company made an accounting policy election, as allowed under U.S. GAAP, to recognize the impacts of GILTI within the period incurred.

On March 27, 2020, the U.S. President signed the CARES Act, which included a technical correction, allowing for qualified improvement property to have a 15-year recovery period and be eligible for bonus depreciation. The change is retroactive to the 2018 tax year. In response to the CARES Act, the Company filed an automatic method change with its 2019 U.S. federal tax return to claim bonus depreciation on qualified improvement property placed in service during 2018 and 2019. The Company also increased their 2020 interest expense deduction for the CARES Act modification allowing for a greater percentage of interest to be deductible in that year. Both of these CARES Act benefits are temporary in nature and will reverse in future tax years.

Under U.S. GAAP, no provision for income taxes that may result from the remittance of earnings held overseas is required if the Company has the ability and intent to indefinitely reinvest such funds overseas. The Company continues to assert its intention to reinvest accumulated undistributed foreign earnings for some of its non-U.S. operations. As of December 31, 2019 and 2020, the Company has not recognized deferred income taxes on approximately $3.3 million and $4.4 million, respectively, of undistributed earnings of its international subsidiaries.

The Company is a global organization and subject to U.S. federal income taxation, as well as taxation in U.S. state and local and foreign jurisdictions. For federal income tax purposes, the Company remains subject to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

examination by the IRS for tax years 2017 through 2020. The Company remains subject to examination in major state and local, and foreign jurisdictions for tax years 2016 through 2020. The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken on a tax return. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. Estimated interest and penalties related to the underpayment of income taxes is classified as a component of the Company’s provision or benefit for income taxes. See Note 15 (Commitments and Contingencies—Litigation) for information regarding ongoing litigation and assessments related to the Company’s dispute with New York City regarding tax apportionment.

At December 31, 2019 and 2020, the Company had gross uncertain tax positions of $0.8 million and $1.2 million, respectively. The Company accrues interest and penalties related to gross unrecognized tax benefits in its income tax provision. These amounts are in addition to the gross uncertain tax positions disclosed above. The total amount of interest and penalties recognized in the income tax provision during 2019 and 2020 was $0.8 million and $1.04 million, respectively.

The Company reasonably expects to settle $1.0 million of the total $1.2 million of gross uncertain tax positions, and $0.9 million of the total $1.0 million of interest and penalties, within the next 12 months as of December 31, 2020. At December 31, 2019, the full $0.8 million of uncertain tax positions and $0.8 million of interest and penalties are included in Other non-current liabilities on the consolidated balance sheets. At December 31, 2020, of the $1.2 million of uncertain tax positions and $1.0 million of interest and penalties, $1.9 million is included as a Current liability within Taxes payable and the remaining $0.3 million is included in Other non-current liabilities on the consolidated balance sheets. The settlement of $1.0 million of gross uncertain tax positions and $0.9 million of interest and penalties in the next 12 months would result in a $0.4 million adjustment to deferred taxes for any offsetting benefit.

The aggregate changes in the balance of gross uncertain tax positions, which excludes interest and penalties, for the years ended December 31, 2019 and 2020 are as follows (in thousands):

Balance at December 31, 2018	$754
Increases related to tax positions taken during prior years	58

Balance at December 31, 2019	812
Increases related to tax positions taken during prior years	174
Increases related to tax positions taken during current year	240

Balance at December 31, 2020	$1,226

9. Borrowing Arrangements and Derivative Instruments

On December 5, 2018, the Company entered into a $615.0 million Senior Secured Credit Facility (“2018 Credit Facility”). The 2018 Credit Facility consists of a six-year $575.0 million term loan facility and a revolving loan facility of up to $40.0 million. In 2018, the Company incurred $5.4 million in bank and legal fees and recorded an original issue discount of $6.2 million related to the 2018 Credit Facility, which were deferred and are included, net of amortization, on the consolidated balance sheets within other non-current assets, Current portion of term loans, and term loans. Amortization of deferred financing costs was $2.0 million for both years ended December 31, 2019 and 2020.

On November 4, 2020, the Company amended and restated the 2018 Credit Facility. The amendment and restatement is treated as a debt modification under ASC 470, Debt. Under the amended and restated credit

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

facility (“2020 Amended Credit Facility”), the Company borrowed an additional $100.0 million in term loans and amended certain terms of the 2018 Credit Facility. Borrowings under the 2020 Amended Credit Facility are collateralized by a first priority lien on substantially all of the Company’s assets and bear interest at either LIBOR plus a spread, based on a consolidated net leverage ratio, or the higher of the bank’s Prime Rate, Federal Funds Effective Rate plus 0.5% or monthly Eurodollar Base rate plus 1.0%, as defined, plus a spread, also based on a consolidated net leverage ratio. The Company’s effective interest rate on the term loans for the years ended December 31, 2019 and 2020 was approximately 6.6% and 5.6%, respectively.

The proceeds from the 2020 Amended Credit Facility were used to fund a portion of the $158.6 million of cash dividends to holders of Series A convertible preferred stock and common stock (Note 11 – Cash Dividends). In 2020, the Company incurred an additional $0.7 million in bank and legal fees and recorded an original issue discount of $1.8 million related to the 2020 Amended Credit Facility, of which $2.3 million was deferred and is included, net of amortization, on the consolidated balance sheets within Current portion of term loans payable and Term loans payable.

The term loans under the 2020 Amended Credit Facility are payable in fixed quarterly installments of $1.7 million through September 30, 2024 with a final payment of any unpaid principal and interest due on December 12, 2024. Future principal payments for the term loans are as follows (in thousands):

Years ending December 31.
2021	$6,750
2022	6,750
2023	6,750
2024	643,000

Total future principal payments	$663,250

The 2020 Amended Credit Facility requires an additional annual repayment if, in any year, starting with the year ended December 31, 2021, there is excess cash flow, as defined by the 2020 Amended Credit Facility agreement (“Excess Cash Flow”). Under the 2018 Credit Facility, the Company was not required to make an Excess Cash Flow payment for the years ended December 31, 2019 and 2020. The Company may voluntarily make prepayments without a prepayment fee. Such voluntary prepayment may be used, at the Company’s discretion, to offset any additional payment associated with Excess Cash Flow for the related annual period. The 2020 Amended Credit Facility also requires the Company to pay a premium if any prepayment or repayment is made in connection with certain repricing transactions, change of control or public offering transactions as defined by the 2020 Amended Credit Facility agreement.

During the year ended December 31, 2020, the Company drew down, and later repaid in full, $25.0 million on its revolving loan facility. There were no amounts outstanding under the revolving loan facility and no outstanding letters of credit that would have reduced the amount available under the revolving loan facility in effect at December 31, 2019 and 2020.

The 2020 Amended Credit Facility also requires that the Company comply with various covenants which include restrictions on payouts of certain earnings and other payments, as well as compliance with certain financial ratios. At December 31, 2019 and 2020, the Company was in compliance with its financial ratio covenants.

Interest expense under the Company’s borrowing arrangements was $37.7 million and $33.1 million for the years ended December 31, 2019 and 2020, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative Instruments

On February 1, 2019, the Company entered into an interest rate cap agreement that caps the LIBOR interest rate at 3.5% on a notional amount of $250.0 million. On February 5, 2019, the Company paid an interest rate cap premium of $0.3 million. The interest rate cap agreement is effective from February 1, 2019, with a maturity date of January 31, 2022. At December 31, 2019 and 2020, the notional amount of $250.0 million covered approximately 44% and 38%, respectively, of the Company’s variable rate debt on the 2020 Amended Credit Facility.

10. Series A Convertible Preferred Stock

In January 2004, the Company authorized and issued 4,574,722 shares of Series A convertible preferred stock (“Series A”) for a purchase price of $6.56 (the “Stated Value”) per share and a par value of $0.01 per share. The proceeds from the issuance of preferred stock were recorded net of issuance costs. The holders of Series A have the rights, preferences, privileges, and restrictions as set forth below.

Conversion Rights

The Series A automatically convert upon the consummation of a Qualified Public Offering, as defined in the Company’s Amended Certificate of Designations, Preferences, and Other Rights of the Series A Convertible Preferred Stock (the “Certificate of Designations”), or upon the written consent of the majority of the holders of the outstanding shares, at any time, into the number of fully paid common shares as is determined by dividing the Stated Value by the conversion price. The conversion price was initially set at $6.25 per share.

Dividends

The holders of Series A are entitled to receive non-cumulative dividends when, as and if declared by the Company’s board of directors in an amount per share of Series A that would be payable on the number of shares of common stock into which each share of Series A could be converted.

Voting Rights

The holders of Series A are entitled to the number of votes equal to the number of shares of common stock into which the shares of Series A can be converted. In addition, the Series A shareholders are entitled to designate one Class I Director (as defined by the Certificate of Designations) provided that no less than 1,750,000 shares of Series A (as adjusted for stock splits, recapitalizations, reclassifications and similar events) are outstanding, and the outstanding shares of Series A constitute no less than 4% of the outstanding shares of voting capital stock of the Company on an as-converted basis.

Liquidation Rights

In the event of any Liquidation, (as defined in the Certificate of Designations), before any distribution or payment is made to holders of common stock or any other class of stock ranking junior to the Series A upon Liquidation and on an equal basis with the holders of any class of stock ranking on parity with the Series A upon Liquidation, the Series A are entitled to receive an amount per share equal to the original issue price plus any dividend or distribution declared on shares of the Series A but unpaid and less any dividend or distribution declared and paid on the shares of the Series A prior to the date of such Liquidation.

Protective Provisions

The Series A has certain anti-dilution provisions for stock splits, stock dividends, subdivisions, combinations or consolidation of common stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Classification

The Company evaluated whether the Series A should be liability or equity classified and determined that it did not meet the definition of a liability instrument. However, the Series A are contingently redeemable upon a “Deemed Liquidation” event (as defined in the Certificate of Designations). As the Preferred Stock is contingently redeemable and certain redemption features are outside the Company’s control, the Preferred Stock is presented as temporary equity within the mezzanine section of the Company’s consolidated balance sheets and the consolidated statements of changes in convertible preferred stock and stockholders’ deficit. With respect to the Preferred Stock, the Company determined that these shares were not probable of becoming redeemable during the year ended December 31, 2020 due to the probability that the shares would be automatically converted to common stock upon a Qualified Public Offering prior to the redemption feature becoming exercisable.

11. Cash Dividends

The Board of Directors did not declare any dividends during the year ended December 31, 2019. On November 2, 2020, the Board of Directors declared a cash dividend of $5.25 per share and $158.6 million of cash dividends was paid on November 13, 2020 to common and preferred shareholders of record on November 11, 2020.

12. Share-based Compensation

In 2000, the Company adopted a stock option plan (as most recently amended and restated in August 2016) for the purpose of attracting and retaining key employees of the Company who are responsible for the attainment of the long-term performance goals of the Company (the “2016 Stock Incentive Plan”). The maximum aggregate number of shares available to be granted under the plan, as amended, is 15,000,000 shares of common stock. As of December 31, 2020, there were 2,782,569 options available to be granted under the plan. The options granted to employees generally vest over a period of four years from the date of grant. Options granted under the plan expire ten years from the date of grant or upon termination of employment or within a stated period of time thereafter.

Liability Classified Awards

In accordance with the existing terms of the 2016 Stock Incentive Plan, the Company established that it intends to settle certain share-based awards in cash. During the years ended December 31, 2019, and December 31, 2020, the Company paid $2.2 million and $4.5 million to cash-settle liability classified awards, respectively. The total share-based compensation liability at December 31, 2019 was $8.7 million, of which $2.6 million was classified as current. The total share-based compensation liability at December 31, 2020 was $13.1 million, of which $1.8 million was classified as current, based on terms stated within signed agreements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of liability classified award activity for the years ended December 31, 2019 and 2020 is as follows:

	Number of Options	Weighted Average Exercise Price
Balances outstanding at December 31, 2018	3,807,394	$18.43
Granted	702,279	$17.18
Exercised	(117,588)	$8.97
Cash-settled	(233,848)	$9.30
Forfeited	(562,687)	$23.68

Balances outstanding at December 31, 2019	3,595,550	$18.26

Granted	422,500	$18.82
Exercised	(182,781)	$14.00
Cash-settled	(638,525)	$11.49
Forfeited	(158,750)	$19.97

Balances outstanding at December 31, 2020	3,037,994	$19.93

The intrinsic value of options exercised during the years ended December 31, 2019 and December 31, 2020 was approximately $0.9 million and $1.7 million, respectively. The aggregate intrinsic value of options vested during the year ended December 31, 2019 and December 31, 2020 was $0.6 million and $2.8 million, respectively.

A summary of liability classified stock options outstanding and exercisable at December 31, 2020 is as follows:

	Options Outstanding
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Exercisable
$ 6.45	125,548	2.0	125,548
$ 6.60	121,116	4.0	121,116
$ 9.50	74,375	4.7	74,375
$16.50	712,000	6.2	610,750
$17.50	664,779	8.8	116,820
$18.25	20,000	6.5	15,000
$20.00	187,500	10.0	—
$22.00	20,000	9.8	—
$24.50	98,750	7.1	71,875
$27.50	1,013,926	7.3	500,963

	3,037,994	7.1	1,636,447

As of December 31, 2019 and 2020, the weighted average exercise price for options exercisable was $14.54 and $18.48, respectively, per option and the weighted average exercise price for nonvested options was $22.17 and $21.62 per option. As of December 31, 2020, the weighted average remaining contractual life of options exercisable is 6.1 years and the weighted average remaining contractual life of nonvested options is 8.19 years. As of December 31, 2020, the aggregate intrinsic value of options exercisable is $11.9 million, and the aggregate intrinsic value of nonvested options is $6.0 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Modification

During the year ended December 31, 2019, five employees exercised 117,588 outstanding, vested options with a weighted average exercise price of $8.97 per share, in exchange for shares of common stock. During the year ended December 31, 2020, nine employees exercised 182,781 outstanding, vested options with a weighted average exercise price of $14.00 per share, in exchange for shares of common stock. These transactions during the years ended December 31, 2019 and 2020, respectively, resulted in liability to equity modifications of the underlying awards. The modifications resulted in no additional compensation expense, as the exercised options were classified as liability awards and therefore marked to market using intrinsic value.

Expense recognition

During the year ended December 31, 2019, the Company recorded total share-based compensation expense of $2.0 million, comprised of expense recorded for vesting options of $1.1 million and additional expense of $0.9 million as a result of the remeasurement of the liability classified awards at the reporting date. The Company classified $0.3 million and $1.7 million of share-based compensation expense within Operations and support and Selling, general and administrative expense, respectively, on the consolidated statement of operations for the year ended December 31, 2019.

During the year ended December 31, 2020, the Company recorded total share-based compensation expense of $10.7 million, comprised of expense recorded for vesting options of $0.6 million and additional expense of $10.1 million as a result of the remeasurement of the liability classified awards at the reporting date. The Company classified $1.0 million and $9.7 million of share-based compensation expense within Operations and support and Selling, general and administrative expense, respectively, on the consolidated statement of operations for the year ended December 31, 2020.

At December 31, 2020, the total share-based compensation expense not yet recognized for unvested options is $5.0 million. The weighted average remaining period over which the unvested options are expected to vest is 2.2 years.

13. Revenue Recognition

The tables below present the Company’s revenue disaggregated by timing of revenue recognition, for the years ended December 31, 2019 and 2020 (in thousands):

	2019	2020
Timing of Revenue Recognition
Consumption-Based Subscriptions	$298,056	$316,554
Time-Based Subscriptions	211,769	214,836

Total Subscriptions	509,825	531,390
Stand-Alone Arrangements	62,332	57,749

Total Revenue	$572,157	$589,139

The United States was the only country where revenues were in-excess of 10% of consolidated revenue, approximating 56% and 54% for the period ending December 31, 2019 and 2020, respectively. See Note 18—Segment Information for information regarding revenue by reportable segment.

For customer contracts that are greater than one year in duration, the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2020,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

was $66.2 million. The Company expects to recognize $53.8 million, $11.1 million and $2.1 million for the years ending December 31, 2021, 2022 and 2023 respectively. The Company applies a practical expedient allowed in ASC 606 and, accordingly, it does not disclose such performance obligation information for customer contracts that have original durations of one year or less. Our performance obligations for contracts meeting this ASC 606 disclosure exclusion primarily include: (i) stand-ready services under subscription contracts; (ii) holding virtual interactions, in-person events with Network Members and providing data and analysis primarily under fixed fee and time engagements. The remaining duration of these performance obligations is generally less than one year.

Contract Assets and Liabilities

The table below provides information regarding certain of the Company’s balance sheet accounts that pertain to its contracts with customers (in thousands):

Total Contract Liabilities (Unearned Revenue)
Balance at December 31, 2018	$209,819
Revenue recognized	(548,345)
Additions to unearned revenue	524,712

Balance at December 31, 2019	$186,186

Revenue recognized	(569,633)
Additions to unearned revenue	624,272

Balance at December 31, 2020	$240,825

The Company recognized revenue of $199.1 million and $178.9 million during 2019 and 2020, respectively, which was attributable to deferred revenues that were recorded at the beginning of each such year. Those amounts primarily consisted of (i) subscription revenues that were recognized ratably as control of the goods or services passed to the customer and (ii) consumption-based revenue pertaining to interactions between customers and Network Members that occurred during the reporting periods.

At December 31, 2019 and 2020, long-term unearned revenue was $3.9 million and $9.9 million, respectively. The increase in long-term unearned revenue was primarily driven by the timing of renewal cycles for several significant subscriptions that renewed in 2020.

Costs of Obtaining and Fulfilling a Customer Contract

The Company considers certain commissions paid to sales staff as an incremental cost to obtain a contract. Expenses such as travel, legal, and salaries are expensed as incurred. For stand-alone arrangements, the Company has elected the practical expedient that allows an entity to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is of a period of one year or less. As the Company anticipates renewals for subscription contracts, the amortization period extends beyond the initial contract term, and the related commissions are required to be capitalized.

The Company has elected the practical expedient to amortize deferred commissions at the portfolio level rather than at the individual contract level. During 2019 and 2020, deferred commissions amortization expense was $1.6 million and $1.9 million, respectively, and is recorded to selling, general and administrative expense in the consolidated statement of operations.

The Company evaluates the recoverability of deferred commissions at each balance sheet date, and there were no impairments recorded during 2019 and 2020. Deferred commissions are amortized over a period of five

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

years, which is based on historical renewal data for the relevant subscription contracts and management’s best estimate of future anticipated renewals. The table below provides information regarding certain of the Company’s balance sheet accounts that pertain to the costs of obtaining customer contracts (in thousands):

Costs of Obtaining Customer Contracts
Deferred Commissions
Balance at December 31, 2019	$5,354
Balance at December 31, 2020	$4,792

14. Related Party Transactions

The Company has sales contracts with customers deemed to be related parties through common ownership and recognized revenue related to these contracts with related parties of $0.9 million and $0.8 million for the years ended December 31, 2019 and 2020, respectively. The amount included in Accounts receivable, net of allowance at December 31, 2019 and 2020 from these related party customers was $0.4 million and $0.2 million, respectively.

15. Commitments and Contingencies

Leases

The Company leases office space under noncancelable operating leases at various global locations. The Company’s noncancelable operating leases at December 31, 2020 expire at various times through January 2028. Certain of the Company’s noncancelable operating leases contain scheduled rent increases that are accounted for on a straight-line basis over the period of the respective lease term. The Company recorded $17.2 million and $19.8 million of rent expense within Selling, general and administrative expense in the consolidated statements of operations for the years ended December 31, 2019 and 2020, respectively.

Future minimum lease payments for these leases are as follows (in thousands):

Years ending December 31
2021	$13,363
2022	12,059
2023	8,691
2024	8,641
2025	8,163
Thereafter	9,328

Total future minimum lease payments	$60,245

Retention Bonuses

The Company uses retention bonus agreements from time to time to retain certain employees, including retention awards to unvested stock-options holders. The vesting schedule applicable to these awards is set forth in each recipient’s retention bonus agreement and typically is four years or less. At December 31, 2019 and 2020, the Company’s liability for retention bonuses was $3.9 million and $4.6 million, respectively. Under the retention bonus arrangements, the Company expects to incur up to $10.5 million of additional expenses during the years 2021 through 2024.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the changes in the retention bonus obligations for the years ended December 31, 2019 and 2020:

Retention Bonus
Balance at December 31, 2018	$8,092
Payments	(10,551)
Expense	6,323

Balance at December 31, 2019	$3,864

Payments	(6,808)
Expense	7,511

Balance at December 31, 2020	$4,567

Litigation

The Company has been in a dispute with the New York City Department of Finance (“NYC”) regarding the NYC general corporation tax. This dispute arose from refund claims with the correction of the income apportionment methodology utilized by the Company’s former return preparer for the 2003 and 2004 taxable periods and the use of that corrected methodology for the amended filing of original returns for the 2005 through 2010 taxable periods. Following protracted litigation, the NYS Appellate Division of the Supreme Court, First Judicial Department (“Appellate Division”) ultimately found in NYC’s favor. NYC subsequently applied the methodology affirmed by the Appellate Division to the 2011 through 2014 tax periods and issued Notices of Determination. The Company and NYC are currently in discussions regarding the final tax payment. The Company has adequate reserves to cover the final liability. See Note 8—Income Taxes.

16. Risks and Uncertainties

The Company operates in a very competitive and rapidly changing environment that involves numerous risks and uncertainties, some of which are beyond the Company’s control. Revenues and operations are influenced by economic conditions in general and more particularly by business and regulatory conditions in the financial services industry. A large portion of the Company’s customer base is institutional money managers.

On an annual basis, the Company services more than 2,500 active customer subscription accounts. The top 10 customers accounted for approximately 18% and 19% of sales for the years ended December 31, 2019 and 2020 with the largest customer accounting for approximately 6% and 5%, respectively. The loss of any of these significant customers could adversely affect the operating results or cash flows of the Company.

17. Computation of Net Earnings Per Share Attributable to Common Stockholders

Net earnings per share (“EPS”) is computed using the two-class method by dividing the net earnings available for allocation to each participating class of capital stock by the weighted average number of shares outstanding during the period. Net earnings are allocated to the participating Series A Preferred stock and the common stock based on their participation rights. Under the two-class method, basic EPS is computed by dividing net earnings attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. Outstanding options granted under the 2016 Stock Incentive Plan that are liability-classified for accounting purposes are presumed to be share-settled for the purpose of calculating diluted EPS, pursuant to ASC 718. For the years ended December 31, 2019, and December 31, 2020, the effects

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of convertible preferred stock are anti-dilutive and therefore, shares of common stock underlying these instruments have been excluded from the computation of diluted EPS. For the year ended December 31, 2019, the effects of the outstanding options are anti-dilutive and therefore excluded from the computation of diluted EPS. For the year ended December 31, 2020, the effects of the outstanding options resulted in a diluted EPS calculation equal to the basic EPS calculation.

The table below sets forth the calculation of basic and diluted EPS for the years ended December 31 (in thousands, except for share and per share amounts):

	2019	2020
Numerator:
Net income	$31,069	$34,092
Less: distributions to participating Series A Convertible Preferred Stock	(256)	(8,820)
Less: undistributed earnings attributable to participating Series A Convertible Preferred Stock	(1,726)	—

Net earnings attributable to common shares	$29,087	$25,272
Denominator:
Weighted average common shares outstanding (Basic)	28,571,987	28,436,118
Weighted average common shares outstanding (Diluted)	28,571,987	28,504,624

Basic earnings per common share:	$1.02	$0.89

Diluted earnings per common share:	$1.02	$0.89

The table below sets forth the number of outstanding convertible preferred stock securities and stock options that have been excluded from the computation of diluted EPS because including them would have been antidilutive (on an as converted basis):

	2019	2020
Series A Convertible Preferred Stock	1,679,914	1,679,914
Stock Option	3,595,550	2,969,488

18. Segment Information

The Company’s services are delivered through its reportable segments—Americas, EMEA and APAC. The reportable segments represent the three geographical regions where the Company operates.

The chief operating decision-maker (“CODM”) has access to and regularly reviews internal financial reporting for each region and uses that information to make operational decisions and allocate resources. Accounting policies applied by the reportable segments are the same as those used by the Company and described in the “Summary of Significant Accounting Policies.” Total assets by segment is not disclosed as the CODM does not assess performance, make strategic decisions, or allocate resources based on assets.

The measures of segment profitability that are most relied upon by the CODM are gross contribution and gross contribution margin. Gross contribution, as presented within the table below, is defined as segment revenue less associated segment cost of revenues (exclusive of depreciation). Gross contribution margin, as presented within the table below, is defined as gross contribution as a percentage of revenue.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tables below set forth the revenue, gross contribution and gross contribution margin by reportable segment (in thousands):

	2019
	Americas	EMEA	APAC	Other	Consolidated
Revenue	$365,127	$113,919	$90,903	$2,208	$572,157
Cost of Revenue	97,533	31,300	26,669	776	156,278

Gross Contribution	$267,594	$82,619	$64,234	$1,432	$415,879

Gross Contribution Margin	73%	73%	71%	65%	73%
Other costs and expenses
Operations and support					116,319
Selling, general and administrative					205,396
Depreciation and amortization					16,188
Impairment loss					2,000

Operating Income					$75,976

Interest expense, net					(39,504)
Other income					—

Income before income taxes					$36,472

	2020
	Americas	EMEA	APAC	Other	Consolidated
Revenue	$376,418	$115,326	$95,471	$1,924	$589,139
Cost of Revenue	98,768	29,206	26,539	940	155,453

Gross Contribution	$277,650	$86,120	$68,932	$984	$433,686

Gross Contribution Margin	74%	75%	72%	51%	74%
Other costs and expenses
Operations and support					121,427
Selling, general and administrative					213,146
Depreciation and amortization					19,220
Impairment loss					—

Operating Income					$79,893

Interest expense, net					(35,321)
Other income					902

Income before income taxes					$45,474

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Fair Value Measurements

Financial assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	As of December 31, 2019
	Quoted Priced in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Money market funds	$28,797	$—	$—	$28,797

Total assets	$28,797	$—	$—	$28,797

Liabilities:
Secured debt	$—	$562,140	$—	$562,140

Total liabilities	$—	$562,140	$—	$562,140

	As of December 31, 2020
	Quoted Priced in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Money market funds	$28,910	$—	$—	$28,910

Total assets	$28,910	$—	$—	$28,910

Liabilities:
Secured debt	$—	$663,300	$—	$663,300

Total liabilities	$—	$663,300	$—	$663,300

Cash equivalents as of December 31, 2019 and 2020 consisted of money market funds of $28.8 million and $28.9 million, respectively. Money market funds are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

As of December 31, 2019, debt under the Senior Secured Credit Facility (“2018 Credit Facility”) of $615 million, consisting of a $575.0 million term loan facility and a revolving loan facility of up to $40.0 million, had a fair value of approximately $562.1 million and a carrying value of $569.3 million.

As of December 31, 2020, debt under the senior secured credit facility (the “2020 Amended Credit Facility”) of $715.0 million, consisting of a $675.0 million term loan and a revolving loan facility of up to $40.0 million, had a fair value of approximately $663.3 million and a carrying value of $663.3 million.

20. Employee Savings Plan

The Company has a defined contribution plan that is offered to all eligible employees in the United States and is qualified under Section 401(k) of the Internal Revenue Code (“IRC”). Participating employees may elect to defer a portion of their gross wages, limited to amounts permitted by the IRC. Effective January 2014, the Company may make discretionary matching contributions based on participants’ eligible compensation. For the years ended December 31, 2019 and 2020, the Company elected to match up to 3% of participants’ eligible compensation, up to a maximum of $3,000 for 2019 and a maximum of $5,000 for 2020, which is subject to a

GERSON LEHRMAN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

three-year vesting term. The Company’s matching contributions are made in cash and amounted to $2.8 million and $3.3 million for the years ended December 31, 2019 and 2020, respectively.

21. Subsequent Events

The Company evaluated subsequent events and transactions for possible recognition or disclosure in these financial statements through April 15, 2021, the date these financial statements were originally available to be issued, and further evaluated subsequent events for disclosure through August 11, 2021, the date these financial statements were available to be reissued. There were no subsequent events requiring recognition or disclosure.

Gerson Lehrman Group, Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2020	June 30, 2021
Assets
Current assets:
Cash and cash equivalents	$103,363	$97,946
Accounts receivable, net of allowances	195,985	215,291
Prepaid expenses and other current assets	17,308	18,734

Total current assets	316,656	331,971
Long-term unbilled receivables	8,255	34,638
Property and equipment, net	28,721	25,741
Software, net	22,192	21,354
Deferred tax assets	7,375	27,383
Restricted cash	4,130	4,129
Other non-current assets	8,975	8,176

Total assets	$396,304	$453,392

Liabilities, Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Unearned revenue	$230,975	$246,028
Customer deposits	3,279	3,894
Taxes payable	12,821	13,455
Current portion of term loans	4,379	4,391
Accrued compensation	43,490	23,014
Current portion of share-based compensation liability	1,836	1,019
Other accrued expenses and accounts payable	18,943	19,747

Total current liabilities	315,723	311,548
Long-term unearned revenue	9,850	36,812
Term loans	649,648	647,450
Share-based compensation liability	11,295	69,989
Other non-current liabilities	13,289	11,055

Total liabilities	999,805	1,076,854

Commitments and contingencies (Notes 9 and 14)

Convertible preferred stock:
Series A convertible preferred stock, par value $0.01 per share, 4,574,722 shares authorized and issued at December 31, 2020 and June 30, 2021; 1,599,919 outstanding as of December 31, 2020 and June 30, 2021	10,248	10,248
Stockholders’ deficit:
Common stock, par value $0.01 per share; 150,000,000 shares authorized; 45,912,832 and 45,948,443 shares issued at December 31, 2020 and June 30, 2021, respectively, 28,536,710 and 28,466,249 shares outstanding as of December 31, 2020 and June 30, 2021, respectively	270	271
Treasury stock is comprised of common shares, at cost, 17,376,122 and 17,482,194 shares at December 31, 2020 and June 30, 2021, respectively	(272,646)	(275,017)
Capital deficit	(337,579)	(336,511)
Accumulated deficit	(3,794)	(22,453)

Total stockholders’ deficit	(613,749)	(633,710)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$396,304	$453,392

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Gerson Lehrman Group, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Six Months Ended June 30,
	2020	2021
Revenue	$282,938	$322,271
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown below)	75,969	86,454
Operations and support	60,611	73,377
Selling, general and administrative	98,661	162,020
Depreciation and amortization	8,895	9,471

Total costs and expenses	244,136	331,322

Operating income (loss)	38,802	(9,051)
Interest expense, net	(17,468)	(20,608)
Other income	135	21

Income (loss) before income taxes	21,469	(29,638)
Provision for (benefit from) income taxes	5,291	(10,979)

Net income (loss)	$16,178	$(18,659)

Net earnings (loss) per share attributable to common shares:
Basic:	$0.54	$(0.66)
Diluted:	$0.54	$(0.66)
Weighted average common shares outstanding:
Basic	28,448,883	28,483,194
Diluted	28,468,533	23,483,194

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Gerson Lehrman Group, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Series A Convertible Preferred Stock		Common Stock		Treasury Stock		Capital deficit	Retained earnings / Accumulated deficit	Total Stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2019	1,599,919	$10,248	28,577,302	$269	17,142,464	$(268,181)	$(264,722)	$43,446	$(489,188)

Issuance of common stock	—	—	4,285	—	—	—	75	—	75
Treasury stock acquired	—	—	(199,963)	—	199,963	(3,499)	—	—	(3,499)
Net income	—	—	—	—	—	—	—	16,178	16,178

Balances at June 30, 2020	1,599,919	$10,248	28,381,624	$269	17,342,427	$(271,680)	$(264,647)	$59,624	$(476,434)

Balance at December 31, 2020	1,599,919	$10,248	28,536,710	$270	17,376,122	$(272,646)	$(337,579)	$(3,794)	$(613,749)

Issuance of common stock—exercise of stock options	—	—	7,500	—	—	—	50	—	50
Issuance of common stock	—	—	28,111	1	—	—	880	—	881
Treasury stock acquired	—	—	(106,072)	—	106,072	(2,371)	—	—	(2,371)
Share-based compensation	—	—	—	—	—	—	138	—	138
Net loss	—	—	—	—	—	—	—	(18,659)	(18,659)

Balance at June 30, 2021	1,599,919	$10,248	28,466,249	$271	17,482,194	$(275,017)	$(336,511)	$(22,453)	$(633,710)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Gerson Lehrman Group, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Six Months Ended June 30,
	2020	2021
Cash flows from operating activities:
Net income (loss)	$16,178	$(18,659)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,895	9,471
Share-based compensation	6,601	62,718
Deferred income taxes	(2,503)	(20,008)
Amortization of deferred financing costs	979	1,251
Loss on disposition of assets	21	8
Allowances on accounts receivable	1,110	1,000
Other adjustments to reconcile net income (loss) to net cash provided by operating activities	46	49
Changes in operating assets and liabilities:
Accounts receivable and unbilled receivable	19,891	(46,689)
Prepaid expenses and other current and non-current assets	3,868	(638)
Unearned revenue	(7,070)	42,015
Customer deposits	545	615
Taxes payable	2,218	634
Accrued compensation	(21,548)	(20,476)
Share-based compensation liability	(2,450)	(4,703)
Other accrued expenses	4,577	1,174
Other non-current liabilities	(460)	(2,234)

Net cash provided by operating activities	30,898	5,528

Cash flows from investing activities:
Purchases of property and equipment	(1,806)	(893)
Proceeds from sale of property and equipment	7	—
Purchases and development of software	(6,133)	(4,913)

Net cash used in investing activities	(7,932)	(5,806)

Cash flows from financing activities:
Repayment of term loans	(2,875)	(3,375)
Proceeds from revolver loan	25,000	—
Repurchase of common stock	(3,499)	(2,596)
Proceeds from exercise of stock options	1	50
Proceeds from issuance of shares of common stock	75	781

Net cash provided by (used in) financing activities	18,702	(5,140)

Net increase (decrease) in cash, cash equivalents, and restricted cash	41,668	(5,418)
Cash, cash equivalents, and restricted cash
Cash, cash equivalents, and restricted cash—beginning of period	92,951	107,493

Cash, cash equivalents, and restricted cash—end of period	$134,619	$102,075

Supplemental disclosures of cash flow information
Cash paid during the year for interest	$16,435	$19,154
Cash paid during the year for income taxes, net of refunds	$3,519	$11,086
Supplemental disclosures of noncash investing activities
Purchases of property and equipment	$70	$—
Asset retirement obligations	$10	$—
Supplemental disclosures of noncash financing activities
Stock-based compensation revaluation adjustment	$—	$(138)
Proceeds from issuance of shares of common stock	$—	$(100)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Nature of Operations

Gerson Lehrman Group, Inc. (“GLG, Inc.”) became a corporation organized and existing under the laws of the State of Delaware effective January 27, 2000. GLG, Inc., together with its wholly owned subsidiaries (collectively, the “Company”), established the insight network (“the Insight Network”), which now operates in markets worldwide. The Company recruits and maintains a membership of independent third-party professionals (“Network Members”) who are knowledgeable in a variety of practice areas including Healthcare, Technology/Media/Telecommunications, Energy & Industrials, Consumer Goods & Services, Real Estate, Financial & Business Services, Legal, Economic & Regulatory Affairs, Life Sciences and Accounting and Financial Analysis. Through the Company’s Insight Network, leaders from around the globe gain insight, advice, and other services to assist in their business needs.

The Company primarily sells subscriptions for its services, which span a number of different formats and methods of delivery, including virtual interactions (e.g. consultations, teleconferences and intermediated consultations), data and analysis (e.g. surveys, written reports and strategic projects), on-demand visits from Network Members and roundtable events. The Company’s customers are primarily financial institutions, professional services firms and corporations located throughout the geographical regions of the Company’s three reportable segments: Americas; Europe, Middle East, Africa (“EMEA”); and Asia Pacific (“APAC”). Note 16— Segment Information provides additional financial information for those segments.

The Company is headquartered in New York, United States and maintains offices in 12 countries throughout EMEA and APAC.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements of the Company included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”). These condensed consolidated financial statements are unaudited; however, in the opinion of management, they reflect all adjustments consisting only of normal recurring adjustments necessary to state fairly the financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP applicable to interim periods. The results of operations for the interim periods presented are not necessarily indicative of results for the full year or future periods. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2020 and notes thereto. The December 31, 2020 balance sheet was derived from audited consolidated financial statements as of that date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The Company bases its estimates on past experience, market conditions and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis. The significant estimates relate to the useful lives of long-lived assets, the period of benefit for deferred commissions, capitalization of internally developed software, certain accrued expenses, the assumptions used to value the Company’s capital stock used in connection with recording stock-based compensation expense, income taxes, and contingencies. Actual results could differ from those estimates.

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

There continues to be uncertainties regarding the pandemic of the novel coronavirus (“COVID-19”), and the Company is closely monitoring the impact of COVID-19 on its business, financial condition and results of operations. Any estimates made herein may change as new events occur and additional information is obtained, and actual results could differ materially from any estimates made herein under different assumptions or conditions. The magnitude of the impact will depend on numerous evolving factors that the Company may not be able to accurately predict or control, including the duration and extent of the pandemic, the impact of federal, state and local governmental actions, consumer behavior in response to the pandemic and such governmental actions, and the economic and operating conditions that the Company may face in the aftermath of COVID-19. The Company will continue to assess the evolving impact of COVID-19.

Share-based Compensation

The Company applies the provisions of ASC 718, Compensation—Stock Compensation (“ASC 718”), for all share-based compensation awards. The provisions of ASC 718 require a company to measure the fair value of share-based compensation as of the grant date of the award. The Company has outstanding time-based stock options (the “Awards”) that are subject to guidance set forth in ASC 718. The Company’s Board of Directors (the “Board”) intends that all Awards granted to be exercisable at a price per share not less than the per share fair value of the Company’s common stock underlying such awards on the date of grant. Share-based compensation expense reflects the cost of employee services received in exchange for the awards. The Company accounts for forfeitures as they occur.

The outstanding Awards are subject to a Call Right (the “Call Right”) under which, in the event of the termination of the participant’s employment, the Company is entitled to repurchase Common Stock acquired pursuant to an Award from the Participant. The Company classifies all awards with a Call Right which are expected to be cash settled as a liability under ASC 718 and, as such, the Company recognizes share-based compensation expense by remeasuring the awards at the end of each reporting period. As a nonpublic entity, the Company elected to measure awards based on their intrinsic values. The Company measures the intrinsic value of the awards as the difference between the fair value of the Company’s common stock less the exercise price of the underlying awards. The Company recorded changes in the intrinsic value of the awards up to August 11, 2021, the date on which the Company ceased to be a nonpublic entity as defined in ASC 718. Upon becoming a public entity and thereafter, the Company measures awards using the fair value-based method under ASC 718. Any impact from such change in measurement on the date on which the Company becomes a public entity will be accounted for as a change in accounting principle in that period. To the extent the fair value-based measure of the awards differ from the intrinsic value of the awards, this effect could be material. At December 31, 2020 and June 30, 2021, all of the Company’s outstanding share-based compensation awards were determined to be liability classified awards.

The fair value of the common stock underlying the awards is determined by the Board with assistance from management and an independent third-party valuation firm. The determination of fair value uses the market and income approaches, with an adjustment for marketability discount in arriving at the per share fair value. Under the market approach, the guideline public company method is used, which estimates the fair value of the Company based on market prices of stock of guideline public companies. The income approach involves projecting the future benefits of owning an asset and estimating the present value of those future benefits by discounting them based upon the time value of money and the investment risks associated with ownership.

Income Taxes

For the six months ended June 30, 2020, the Company calculated its provision for income taxes during its interim reporting periods by applying an estimate of the annual effective tax rate for the full year “ordinary”

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

income or loss for the respective reporting period. For the six months ended June 30, 2021, the Company computed its provision for income taxes for all jurisdictions except the U.S. by applying an estimate of the annual effective tax rate for the full year “ordinary” income or loss for the respective period. For the six months ended June 30, 2021, the Company computed its provision for income taxes for the U.S. under the discrete method, calculating the tax provision based upon the actual effective tax rate for year-to-date. Changes in the estimated “ordinary” income or loss resulted in significant fluctuations to the U.S. income tax provision when applying an estimate of the annual effective tax rate. Actual results were used through the second quarter of 2021 in the U.S. since the Company was expecting near break-even results and actuals provided a more reliable estimate of the quarterly tax expense. Therefore for the six months ended June 30, 2021, the discrete method was an appropriate method for estimating the U.S. tax provision because it provided a reliable estimate.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted ASU 2019-12 as of the reporting period beginning January 1, 2021, and it did not have a material impact on the Company’s financial position, results of operations and cash flows.

Recently Issued Accounting Pronouncements Not Yet Adopted

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope (“ASU 2021-01”), which clarified the scope of ASU 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”), indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. The relief provided by ASU 2020-04 does not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. However, hedging relationships that apply certain optional expedients prior to December 31, 2022 will be retained through the end of the hedging relationship, including for periods after December 31, 2022. The Company will evaluate the impact of ASU 2021-01, along with the guidance from ASU 2020-04, as contracts are modified through December 2022.

3. Accounts Receivable, net of allowance

The composition of accounts receivable, net of allowance (including related party accounts receivable) at December 31, 2020 and June 30, 2021 are as follows (in thousands):

	December 31, 2020	June 30, 2021
Billed receivables	$71,645	$76,193
Unbilled receivables—current portion	126,997	142,755

Total accounts receivable	198,642	218,948
Allowances	(2,657)	(3,657)

Accounts receivable, net of allowances	$195,985	$215,291

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Approximately 92% and 90% of billed receivables at December 31, 2020 and June 30, 2021, respectively, are aged less than 90 days. Bad debt write-offs for the six months ended June 30, 2020 and 2021, were $0.1 million in both periods.

Unbilled accounts receivable, where the underlying performance obligation is expected to be satisfied more than one year after the balance sheet date are classified as long-term unbilled receivables on the unaudited condensed consolidated balance sheets. The increase in long-term unbilled receivables from $8.3 million at December 31, 2020 to $34.6 million at June 30, 2021 was primarily driven by a significant contract signed in 2021.

4. Property and Equipment, net

Property and equipment, net consists of the following at December 31, 2020 and June 30, 2021 (in thousands):

	December 31, 2020	June 30, 2021
Furniture and fixtures	$7,596	$7,598
Equipment	9,818	10,442
Leasehold improvements	41,370	41,539
Work in progress	556	443

Total property and equipment	59,340	60,022
Less: Accumulated depreciation and amortization	(30,619)	(34,281)

Property and equipment, net	$28,721	$25,741

At December 31, 2020, work in progress of $0.6 million includes leasehold improvements of $0.2 million, furniture and fixtures of $0.1 million and equipment of $0.3 million not placed into service at year-end. At June 30, 2021, work in progress of $0.4 million includes leasehold improvements of $0.1 million, furniture and fixtures of $0.1 million and equipment of $0.2 million not placed into service at year-end.

Depreciation and amortization expense for property and equipment for the six months ended June 30, 2020 and 2021 was $4.0 million and $3.7 million, respectively.

During the six months ended June 30, 2020 the Company wrote-off $0.6 million of property and equipment. The Company did not write-off any amounts of property and equipment during the six months ended June 30, 2021.

5. Software, net

At December 31, 2020 and June 30, 2021, purchased and internally developed software is stated at cost of $63.5 million and $63.0 million, respectively, less accumulated amortization of $41.3 million and $41.6 million, respectively. Amortization of capitalized software was $4.9 million and $5.7 million for the six months ended June 30, 2020 and 2021, respectively, and is included as a component of depreciation and amortization on the unaudited condensed consolidated statements of operations.

During the six months ended June 30, 2020, the Company wrote-off $1.0 million of internally developed software, which was fully amortized and no longer in use. During the six months ended June 30, 2021, the Company wrote-off $5.4 million of internally developed software, which was fully amortized and no longer in use.

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

6. Restricted Cash

As of December 31, 2020 and June 30, 2021, restricted cash consisted of $4.1 million collateralizing letters of credit held as security for the Company’s various long-term leased office spaces. The below table presents the beginning-of-period and end-of-period cash amounts from the Company’s consolidated balance sheets and the total cash amounts presented in the consolidated statements of cash flows (in thousands):

	June 30,
	2020	2021
Cash and cash equivalents	$130,495	$97,946
Restricted cash	4,124	4,129

Total cash, cash equivalents and restricted cash as shown in the Consolidated Statements of Cash Flows	$134,619	$102,075

7. Accrued Compensation

The Company’s accrued compensation at December 31, 2020 and June 30, 2021 is summarized in the table below (in thousands):

	December 31, 2020	June 30, 2021
Accrued payroll	$38,623	$19,839
Retention bonuses(1)	4,567	2,875
Other accrued compensation	300	300

Accrued compensation	$43,490	$23,014

(1)	See Note 14 – Commitments and Contingencies for information regarding retention bonuses.

8. Income Taxes

In determining the provision for income taxes for the six months ended June 30, 2021, the Company calculated income tax expense based on the estimated annual effective tax rate for the year for all jurisdictions except the U.S. Based on the forecasted 2021 results of the U.S. jurisdiction, the Company determined the estimated annual effective tax rate was not a meaningful methodology to calculate the income tax benefit for the U.S. for six months ended June 30, 2021. The Company, therefore, calculated tax expense for the U.S. based on actual year-to-date results for the six months ended June 30, 2021. In the prior year, the Company calculated income tax expense for all jurisdictions based on the annual effective tax rate. The annual effective tax rate is adjusted for discrete items recorded during the period.

The Company recorded income tax (benefit) expense of $5.3 million and $(11.0) million for the six months ended June 30, 2020 and 2021, respectively. The Company’s effective tax rate was 24.6% during the six months ended June 30, 2020 compared to 37.0% for the six months ended June 30, 2021. The change in the effective tax rate was primarily due to cash-settlement of stock option awards and jurisdictional mix of earnings.

At June 30, 2021 and December 31, 2020, the Company had gross uncertain tax positions of $1.1 million and $1.2 million respectively. The Company accrues interest and penalties related to gross unrecognized tax benefits in its income tax provision. These amounts are in addition to the gross uncertain tax positions disclosed above. At June 30, 2021 and December 31, 2020, the Company had accrued a total amount of interest and penalties of $1.0 million and $1.1 million, respectively.

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The Company reasonably expects to settle $0.9 million of the total $1.1 million of gross uncertain tax positions, and $0.9 million of the total $1.0 million of interest and penalties, within the next 12 months as of June 30, 2021. At June 30, 2021, of the $1.1 million of uncertain tax positions and $1.0 million of interest and penalties, $1.8 million is included as a current liability within taxes payable and the remaining $0.3 million is included in other non-current liabilities on the unaudited condensed consolidated balance sheets. The settlement of $0.9 million of gross uncertain tax positions and $0.9 million of interest and penalties in the next 12 months would result in a $0.4 million adjustment to deferred taxes for any offsetting benefit.

The Company is a global organization and is subject to U.S. federal income taxation, as well as taxation in U.S. state and local and foreign jurisdictions. For federal income tax purposes, the Company remains subject to examination by the IRS for tax years 2017 through 2020. The Company remains subject to examination in major state and local, and foreign jurisdictions for tax years 2016 through 2020. The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken on a tax return. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. Estimated interest and penalties related to the underpayment of income taxes is classified as a component of the Company’s provision or benefit for income taxes. See Note 14—Commitments and Contingencies for information regarding ongoing litigation and assessments related to the Company’s dispute with New York City regarding tax apportionment.

The Company reviews its net deferred tax assets by entity at each balance sheet date to determine whether a valuation allowance is necessary based on the more-likely-than-not standard. During the six months ended June 30, 2021, management considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance was needed. Management assessed the transfer pricing methodology, the historical profits, the economics of the country in which the entity operates (including the impact of COVID-19), the current and future customer base, the type and character of the deferred tax asset and any other current and relevant information by entity to draw its conclusion. Management concluded no valuation allowance was needed.

9. Borrowing Arrangements and Derivative Instruments

On December 5, 2018, the Company entered into a $615.0 million Senior Secured Credit Facility (“2018 Credit Facility”). The 2018 Credit Facility consisted of a six-year $575.0 million term loan facility and a revolving loan facility of up to $40.0 million. In 2018, the Company incurred $5.4 million in bank and legal fees and recorded an original issue discount of $6.2 million related to the 2018 Credit Facility, which were deferred and are included, net of amortization, on the unaudited condensed consolidated balance sheets within Other non-current assets, Current portion of term loans, and Term loans. Amortization of deferred financing costs was $1.0 million and $1.3 million for the six months ended June 30, 2020 and 2021, respectively.

On November 4, 2020, the Company amended and restated the 2018 Credit Facility. The amendment and restatement is treated as a debt modification under ASC 470, Debt. Under the amended and restated credit facility (“2020 Amended Credit Facility”), the Company borrowed an additional $100.0 million in term loans and amended certain terms of the 2018 Credit Facility. Borrowings under the 2020 Amended Credit Facility are collateralized by a first priority lien on substantially all of the Company’s assets and bear interest at either LIBOR plus a spread, based on a consolidated net leverage ratio, or the higher of the bank’s Prime Rate, Federal Funds Effective Rate plus 0.5% or monthly Eurodollar Base rate plus 1.0%, as defined, plus a spread, also based on a consolidated net leverage ratio. The Company’s effective interest rate on the term loans for the six months ended June 30, 2020 and 2021 was approximately 5.6% and 5.8%, respectively.

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The proceeds from the 2020 Amended Credit Facility were used to fund a portion of the $158.6 million of cash dividends to holders of Series A convertible preferred stock and common stock. In 2020, the Company incurred an additional $0.7 million in bank and legal fees and recorded an original issue discount of $1.8 million related to the 2020 Amended Credit Facility, of which $2.3 million was deferred and is included, net of amortization, on the unaudited condensed consolidated balance sheets within Current portion of term loans and term loans.

The term loans under the 2020 Amended Credit Facility are payable in fixed quarterly installments of $1.7 million through September 30, 2024 with a final payment of any unpaid principal and interest due on December 12, 2024. Future principal payments for the term loans are as follows (in thousands):

Years Ending December 31,
July 1, 2021—December 31, 2021	$3,375
2022	6,750
2023	6,750
2024	643,000

Total future principal payments	$659,875

During the six months ended June 30, 2021, the Company did not draw down its revolving loan facility. There were no amounts outstanding under the revolving loan facility and no outstanding letters of credit that would have reduced the amount available under the revolving loan facility in effect at December 31, 2020 and June 30, 2021.

The 2020 Amended Credit Facility also requires that the Company comply with various covenants which include restrictions on payouts of certain earnings and other payments, as well as compliance with certain financial ratios. At December 31, 2020 and June 30, 2021, the Company was in compliance with its financial ratio covenants.

Interest expense under the Company’s borrowing arrangements was $16.4 million and $19.1 million for the six months ended June 30, 2020 and 2021, respectively.

The carrying amount of the Company’s term loans at December 31, 2020 and June 30, 2021 is presented net of $9.2 million and $8.0 million, respectively, of deferred financing costs. Deferred financing costs related to line-of-credit arrangements were $0.5 million and $0.4 million at December 31, 2020 and June 30, 2021, respectively, and are presented within other non-current assets on the unaudited condensed consolidated balance sheets. These costs are amortized over the life of the related credit facilities and are classified as interest expense, net on the unaudited condensed consolidated statements of operations.

Derivative Instruments

On February 1, 2019, the Company entered into an interest rate cap agreement that caps the LIBOR interest rate at 3.5% on a notional amount of $250.0 million. On February 5, 2019, the Company paid an interest rate cap premium of $0.3 million. The interest rate cap agreement is effective from February 1, 2019, with a maturity date of January 31, 2022. At December 31, 2020 and June 30, 2021, the notional amount of $250.0 million covered approximately 38% for each period, of the Company’s variable rate debt on the 2020 Amended Credit Facility.

On May 20, 2021, the Company entered into an interest rate cap agreement that caps the LIBOR interest rate at 1.0% on a notional amount of $300.0 million. On May 24, 2021, the Company paid an interest rate cap premium of $0.1 million. The interest rate cap agreement is effective from January 31, 2022, with a maturity date of January 31, 2023.

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

10. Series A Convertible Preferred Stock

The Company evaluated whether the Series A convertible preferred stock (“Preferred Stock”) should be liability or equity classified and determined that it did not meet the definition of a liability instrument. However, the Preferred Stock are contingently redeemable upon a “Deemed Liquidation” event (as defined in the Certificate of Designations). As the Preferred Stock is contingently redeemable and certain redemption features are outside the Company’s control, the Preferred Stock is presented as temporary equity within the mezzanine section of the Company’s unaudited condensed consolidated balance sheets and the unaudited condensed consolidated statements of changes in convertible preferred stock and stockholders’ deficit. With respect to the Preferred Stock, the Company determined that these shares were not probable of becoming redeemable during the six months ended June 30, 2021 as it was not probable that the shares would be automatically converted to common stock upon a Qualified Public Offering prior to the redemption feature becoming exercisable.

11. Share-based Compensation

The maximum aggregate number of shares available to be granted under the 2016 Stock Incentive Plan, as amended, is 15,000,000 shares of common stock. As of June 30, 2021, there were 2,893,819 options available to be granted under the plan. The options granted to employees generally vest over a period of four years from the date of grant. Options granted under the plan expire ten years from the date of grant or upon termination of employment or within a stated period of time thereafter.

Liability Classified Awards

In accordance with the existing terms of the 2016 Stock Incentive Plan, the Company established that it intends to settle certain share-based awards in cash. During the six months ended June 30, 2020, and June 30, 2021, the Company paid $2.4 million and $4.7 million to cash-settle liability classified awards, respectively. The total share-based compensation liability at December 31, 2020 was $13.1 million, of which $1.8 million was classified as current. The total share-based compensation liability at June 30, 2021 was $71.0 million, of which $1.0 million was classified as current, based on terms stated within signed agreements.

A summary of liability classified award activity for the six months ended June 30, 2020 and 2021 is as follows:

	Number of Options	Weighted Average Exercise Price
Balances outstanding at December 31, 2019	3,595,550	$18.26
Granted	215,000	$17.50
Exercised	—	$—
Cash-settled	(416,781)	$11.62
Forfeited	(112,500)	$19.82

Balances outstanding at June 30, 2020	3,281,269	$19.00

Balances outstanding at December 31, 2020	3,037,994	$19.93
Granted	197,500	$31.18
Exercised	(7,500)	$6.60
Cash-settled	(255,625)	$16.61
Forfeited	(53,125)	$19.30

Balances outstanding at June 30, 2021	2,919,244	$21.03

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The intrinsic value of options exercised during the six months ended June 30, 2021 was approximately $0.1 million. There were no exercises during the six months ended June 30, 2020. The aggregate intrinsic value of options vested during the six months ended June 30, 2020 and June 30, 2021 was $0.6 million and $12.9 million, respectively.

A summary of liability classified stock options outstanding and exercisable as of June 30, 2020 and 2021 is as follows:

	As of June 30, 2020
	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Exercisable
$ 6.45	230,098	2.5	230,098
$ 6.60	175,616	4.5	175,616
$ 7.22	12,500	2.0	12,500
$ 7.60	2,500	0.8	2,500
$ 9.35	17,475	0.1	17,475
$ 9.50	96,125	5.2	96,125
$10.00	5,000	0.4	5,000
$16.50	865,000	6.6	586,250
$17.50	682,279	9.3	63,070
$18.25	25,000	6.9	20,000
$24.50	118,750	7.6	57,500
$27.50	1,050,926	7.8	537,963

	3,281,269	7.1	1,804,097

	As of June 30, 2021
	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Exercisable
$ 6.45	125,548	1.5	125,548
$ 6.60	103,616	3.5	103,616
$ 9.50	49,375	4.2	49,375
$16.50	522,000	5.8	454,500
$17.50	639,779	8.3	216,765
$18.25	20,000	6.0	20,000
$20.00	177,500	9.5	0
$22.00	20,000	9.3	0
$24.50	50,000	6.6	37,500
$25.00	86,500	9.7	0
$27.50	1,013,926	6.8	769,945
$36.00	111,000	10.0	0

	2,919,244	6.9	1,777,249

As of June 30, 2020 and 2021, the weighted average exercise price for options exercisable was $17.31 and $20.09 per option, respectively, and the weighted average exercise price for nonvested options was $21.08 and

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

$22.49 per option, respectively. As of June 30, 2021, the weighted average remaining contractual life of options exercisable is 6.0 years and the weighted average remaining contractual life of nonvested options is 8.41 years. As of June 30, 2021, the aggregate intrinsic value of options exercisable is $63.8 million, and the aggregate intrinsic value of nonvested options is $38.3 million.

Modification

There were no exercises during the six months ended June 30, 2020. During the six months ended June 30, 2021, one employee exercised 7,500 outstanding, vested options with a weighted average exercise price of $6.60 per share, in exchange for shares of common stock. This transaction during the six months ended June 30, 2021 resulted in a liability to equity modification of the underlying award. The modification resulted in no additional compensation expense, as the exercised options were classified as liability awards and therefore marked to market using intrinsic value.

Expense recognition

During the six months ended June 30, 2020, the Company recorded total share-based compensation expense of $6.6 million, comprised of expense recorded for vesting options of $0.1 million and additional expense of $6.5 million as a result of the remeasurement of the liability classified awards at the reporting date. The Company classified $0.7 million and $5.9 million of share-based compensation expense within operations and support and selling, general and administrative expense, respectively, on the unaudited condensed consolidated statement of operations for the six months ended June 30, 2020.

During the six months ended June 30, 2021, the Company recorded total share-based compensation expense of $62.7 million, comprised of expense recorded for vesting options of $2.0 million and additional expense of $60.7 million as a result of the remeasurement of the liability classified awards at the reporting date. The Company classified $3.5 million and $59.2 million of share-based compensation expense within operations and support and selling, general and administrative expense, respectively, on the unaudited condensed consolidated statement of operations for the six months ended June 30, 2021.

At June 30, 2021, the total share-based compensation expense not yet recognized for unvested options is $31.3 million. The weighted average remaining period over which the unvested options are expected to vest is 2.3 years.

12. Revenue Recognition

The tables below present the Company’s revenue disaggregated by timing of revenue recognition, for the six months ended June 30, 2020 and 2021 (in thousands):

	For the six months ended June 30,
	2020	2021
Timing of Revenue Recognition
Consumption-Based Subscriptions	$150,739	$183,228
Time-Based Subscriptions	105,925	107,350

Total Subscriptions	256,664	290,578
Stand-Alone Arrangements	26,274	31,693

Total Revenue	$282,938	$322,271

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The United States was the only country where revenues were in-excess of 10% of consolidated revenue, approximating 61.5% and 62.4% for the six-month periods ended June 30, 2020 and 2021, respectively. See Note 16—Segment Information for information regarding revenue by reportable segment.

For customer contracts that are greater than one year in duration, the aggregate amount of the transaction price allocated to performance obligations that were unsatisfied (or partially unsatisfied) as of June 30, 2021, was $93.7 million. The Company expects to recognize $28.3 million in the second half of 2021 and $41.3 million, $17.6 million and $6.5 million in the years ending December 31, 2022, 2023 and 2024 respectively.

Contract Liabilities

The table below provides information regarding certain of the Company’s balance sheet accounts that pertain to its contracts with customers (in thousands):

Total Contract Liabilities (Unearned Revenue)
Balance at December 31, 2020	$240,825
Revenue recognized	(307,998)
Additions to unearned revenue	350,013

Balance at June 30, 2021	$282,840

The Company recognized revenue of $131.1 million and $135.7 million during the six months ended June 30, 2020 and 2021, respectively, which was attributable to deferred revenues that were recorded at the beginning of each such year.

At December 31, 2020 and June 30, 2021, long-term unearned revenue was $9.9 million and $36.8 million, respectively. The increase in long-term unearned revenue was primarily driven by a significant contract signed in 2021.

Costs of Obtaining and Fulfilling a Customer Contract

During the six months ended June 30, 2020 and 2021, deferred commissions amortization expense was $0.9 million for both periods, and is recorded to selling, general and administrative expense in the unaudited condensed consolidated statement of operations.

The Company evaluates the recoverability of deferred commissions at each balance sheet date, and there were no impairments recorded during the six months ended June 30, 2020 and 2021. The table below provides information regarding certain of the Company’s balance sheet accounts that pertain to the costs of obtaining customer contracts (in thousands):

Costs of Obtaining a Customer Contract
Deferred Commissions
Balance at December 31, 2020	$4,792
Balance at June 30, 2021	$4,422

13. Related Party Transactions

The Company has sales contracts with customers deemed to be related parties through common ownership and recognized revenue related to these contracts with related parties of $0.3 million and $0.6 million for the six

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

months ended June 30, 2020 and 2021, respectively. The amount included in accounts receivable, net of allowance at December 31, 2020 from these related party customers was $0.2 million. As of June 30, 2021, the Company did not have any invoices outstanding from these related party customers.

14. Commitments and Contingencies

Leases

The Company leases office space under noncancelable operating leases at various global locations. The Company’s noncancelable operating leases at June 30, 2021 expire at various times through January 2028. Certain of the Company’s noncancelable operating leases contain scheduled rent increases that are accounted for on a straight-line basis over the period of the respective lease term. The Company recorded $9.9 million and $9.2 million of rent expense within selling, general and administrative expense in the unaudited condensed consolidated statements of operations for the six months ended June 30, 2020 and 2021, respectively.

Retention Bonuses

At December 31, 2020 and June 30, 2021, the Company’s liability for retention bonuses was $4.6 million and $2.9 million, respectively. Under the retention bonus arrangements, the Company expects to incur up to $18.5 million of additional expenses during the years 2021 through 2025.

The following table sets forth the changes in the retention bonus obligations for six months June 30, 2020 and 2021:

Retention Bonus
Balance at December 31, 2019	$3,864
Payments	(4,293)
Expense	3,681

Balance at June 30, 2020	$3,252

Balance at December 31, 2020	$4,567
Payments	(6,510)
Expense	4,818

Balance at June 30, 2021	$2,875

Litigation

The Company has been in a dispute with the New York City Department of Finance (“NYC”) regarding the NYC general corporation tax. This dispute arose from refund claims with the correction of the income apportionment methodology utilized by the Company’s former return preparer for the 2003 and 2004 taxable periods and the use of that corrected methodology for the amended filing of original returns for the 2005 through 2010 taxable periods. Following protracted litigation, the NYS Appellate Division of the Supreme Court, First Judicial Department (“Appellate Division”) ultimately found in NYC’s favor. NYC subsequently applied the methodology affirmed by the Appellate Division to the 2011 through 2014 tax periods and issued Notices of Determination. The Company and NYC are currently in discussions regarding the final tax payment. The Company has adequate reserves to cover the final liability.

15. Computation of Net Earnings Per Share Attributable to Common Stockholders

For the six months ended June 30, 2020 and 2021, the effects of convertible preferred stock are anti-dilutive and therefore, shares of common stock underlying these instruments have been excluded from the computation of

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

diluted EPS. For the six months ended June 30, 2020, the effects of the outstanding options are dilutive and included within the computation of dilutive EPS. For the six months ended June 30, 2021, the effects of the outstanding options are anti-dilutive and therefore excluded from the computation of diluted EPS.

The table below sets forth the calculation of basic and diluted EPS for the six months ended June 30, 2020 and 2021 (in thousands, except for share and per share amounts):

	Six Months Ended
	2020	2021
Numerator:
Net income (loss)	$16,178	$(18,659)
Less: undistributed earnings attributable to participating Series A Convertible Preferred Stock	(902)	—

Net earnings (loss) attributable to common shares	$15,276	$(18,659)
Denominator:
Weighted average common shares outstanding (Basic)	28,448,883	28,483,194
Weighted average common shares outstanding (Diluted)	28,468,533	28,483,194
Basic income (loss) per common share:	$0.54	$(0.66)

Diluted income (loss) per common share:	$0.54	$(0.66)

The table below sets forth the number of outstanding convertible preferred stock securities and stock options that have been excluded from the computation of diluted EPS because including them would have been antidilutive (on an as converted basis):

	Six Months Ended
	2020	2021
Series A Convertible Preferred Stock	1,679,914	1,679,914
Stock options	3,241,967	2,919,244

16. Segment Information

The Company’s services are delivered through its reportable segments—Americas, EMEA and APAC. The reportable segments represent the three geographical regions where the Company operates.

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The tables below set forth the revenue, gross contribution and gross contribution margin by reportable segment (in thousands):

	For the six months ended June 30, 2020
	Americas	EMEA	APAC	Other	Consolidated
Revenue	$180,355	$55,596	$45,790	$1,197	$282,938
Cost of Revenue	47,980	14,837	12,804	348	75,969

Gross Contribution	$132,375	$40,759	$32,986	$849	$206,969

Gross Contribution Margin	73%	73%	72%	71%	73%
Other costs and expenses
Operations and support					60,611
Selling, general and administrative					98,661
Depreciation and amortization					8,895

Operating Income					$38,802

Interest expense, net					(17,468)
Other income					135

Income before income taxes					$21,469

	For the six months ended June 30, 2021
	Americas	EMEA	APAC	Other	Consolidated
Revenue	$204,606	$64,548	$52,167	$950	$322,271
Cost of Revenue	54,679	16,754	14,638	383	86,454

Gross Contribution	$149,927	$47,794	$37,529	$567	$235,817

Gross Contribution Margin	73%	74%	72%	60%	73%
Other costs and expenses
Operations and support					73,377
Selling, general and administrative					162,020
Depreciation and amortization					9,471

Operating loss					$(9,051)

Interest expense, net					(20,608)
Other income					21

Loss before income taxes					$(29,638)

17. Fair Value Measurements

Management estimates that the fair value of all material financial instruments recognized in the unaudited condensed consolidated financial statements, including accounts receivable, accrued expenses, debt and other current assets and liabilities, approximates their carrying value.

Additionally, the Company measures certain financial assets and liabilities at fair value on a recurring basis including cash equivalents and its secured debt. The fair values of these financial assets and liabilities have been classified as Level 1 and 2 within the fair value hierarchy as described in the accounting standards for fair value measurements:

Level 1	Valuations based on observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Level 2

Valuations based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Valuations based on unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Financial assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	As of December 31, 2020
	Quoted Priced in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Money market funds	$28,910	$—	$—	$28,910
Total assets	$28,910	$—	$—	$28,910
Liabilities:
Secured debt	$—	$663,300	$—	$663,300
Total liabilities	$—	$663,300	$—	$663,300

	As of June 30, 2021
	Quoted Priced in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Money market funds	$29,461	$—	$—	$29,461
Total assets	$29,461	$—	$—	$29,461
Liabilities:
Secured debt	$—	$654,600	$—	$654,600
Total liabilities	$—	$654,600	$—	$654,600

Cash equivalents as of December 31, 2020 and June 30, 2021 consisted of money market funds of $28.9 million and $29.5 million, respectively. Money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. As of December 31, 2020, debt under the 2020 Amended Credit Facility of $715.0 million, consisting of a $675.0 million term loan and a revolving loan facility of up to $40.0 million, had a fair value of approximately $663.3 million and a carrying value of $663.3 million. As of June 30, 2021, the 2020 Amended Credit Facility had a fair value of approximately $654.6 million and a carrying value of $659.9 million.

18. Subsequent Events

On August 27, 2021, the Company amended the 2020 Amended Credit Facility with an incremental term loan (“2021 Amended Credit Facility”). The 2021 Amended Credit Facility included an incremental $300.0 million of borrowings, increasing the total borrowings under the term loans to $975.0 million. The amendment did not change the original maturity of December 2024. There was no change to the revolving loan facility of up to $40.0 million, which remains undrawn.

Gerson Lehrman Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The proceeds of $300.0 million from the 2021 Amended Credit Facility, in addition to $24.6 million of cash on hand, were used to fund a $301.8 million cash dividend made on September 7, 2021 to holders of Series A convertible preferred stock and to holders of common stock, as well as a $17.8 million special bonus that will be paid in September 2021 to holders of vested stock options. Related to this transaction, the Company incurred an additional $5.0 million in bank and legal fees related to this transaction, of which $4.7 million were deferred and included, net of amortization, within the Current portion of term loans and long-term portion of Term loans on the consolidated balance sheet as of September 30, 2021.

On September 7, 2021 the Company announced additional retention bonuses of $11.1 million to unvested stock-option holders, which are subject to vesting based on the applicable terms. The Company expects to pay up to a total of $21.3 million in retention bonuses in 2021 through 2025.

The Company has evaluated all subsequent events through September 22, 2021, the date the accompanying unaudited condensed consolidated financial statements were available to be issued. Based upon the Company’s review, no other subsequent events requiring disclosure were identified.

                Shares

GERSON LEHRMAN GROUP, INC.

Common Stock

Morgan Stanley

Goldman Sachs & Co. LLC

                    , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

Amount to be Paid
SEC Registration Fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware and are subject to the DGCL. Section 145 of the DGCL authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Section 102(b)(7) of the DGCL, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, as permitted by Section 145 of the DGCL, the bylaws of the registrant provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant is not obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant also maintains standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by the Registrant in transactions that were exempt from the requirements of the Securities Act in the last three years:

During the year ended December 31, 2018, we issued and sold to certain of our employees 36,364 shares of common stock for an aggregate purchase price of $1,000,010.00. We also granted to certain of our employees options to purchase 1,531,113 shares of common stock under our 2016 Stock Incentive Plan. The weighted average exercise price for these options was $27.28 per share.

During the year ended December 31, 2019, we issued and sold to certain of our employees 113,680 shares of common stock for an aggregate purchase price of $1,950,007.00. We also granted to certain of our employees options to purchase 702,279 shares of common stock under our 2016 Stock Incentive Plan. The weighted average exercise price for these options was $17.18 per share.

During the year ended December 31, 2020, we issued and sold to certain of our employees 10,285 shares of common stock for an aggregate purchase price of $194,987.50. We also granted to certain of our employees options to purchase 422,500 shares of common stock under our 2016 Stock Incentive Plan. The weighted average exercise price for these options were $18.82 per share.

During the six months ended June 30, 2021, we issued and sold to certain of our employees and directors 28,111 shares of common stock for an aggregate purchase price of $879,996.00. We also granted to certain of our employees options to purchase 197,500 shares of common stock under our 2016 Stock Incentive Plan. The weighted average exercise price for these options was $27.73 per share.

In the third quarter of 2021, we granted certain of our employees options to purchase 25,000 shares of common stock under our 2016 Stock Incentive Plan. The weighted average exercise price for these options was $56.00 per share. We also granted certain of our employees a total of 28,000 restricted stock units at a price of $56.00 per restricted stock unit.

The issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions not involving a public offering or Rule 701 thereunder.

Item 16. Exhibits and Financial Statement Schedules.

See the Exhibit Index immediately before the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Item 16. Exhibits.

Exhibit Number	Document

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering

3.2*	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering

3.3*	Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on January 27, 2000

3.4*	Certificate of Amendment to the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on November 21, 2003

3.5*	Certificate of Amendment to the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on January 21, 2004

3.6*	Certificate of Amendment to the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on May 18, 2007

3.7*	Certificate of Amendment to the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on January 4, 2008

3.8*	Certificate of Amendment to the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on December 17, 2015

3.9*	Certificate of Correction to the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on June 28, 2016

3.10*	Certificate of Amendment to the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on February 25, 2020, as currently in effect

3.11*	Bylaws, as currently in effect

5.1*	Opinion of Kirkland & Ellis LLP

10.1*	Form of Indemnification Agreement

10.2*	Third Amended and Restated Registration Rights Agreement by and among Gerson Lehrman Group, Inc. and the Investors listed therein, dated as of December 18, 2015

10.3*	Credit Agreement among Gerson Lehrman Group, Inc., as the borrower, the several lenders from time to time parties thereto and Owl Rock Capital Corporation, as administrative agent, dated as of December 5, 2018

10.4*	Amendment No. 1 and Incremental Term Loan Assumption Agreement, dated as of November 4, 2020

10.5*	Amendment No. 2 and Incremental Term Loan Assumption Agreement, dated as of August 27, 2021

10.6*	2016 Stock Incentive Plan

10.7*	2021 Omnibus Incentive Plan

21.1*	List of Subsidiaries of the Registrant

Exhibit Number	Document

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included in signature page)

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Gerson Lehrman Group, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on                     , 2021.

Gerson Lehrman Group, Inc.

By:
Name: J Paul Todd
Title: Chief Executive Officer

POWER OF ATTORNEY

Each officer and director of Gerson Lehrman Group, Inc. whose signature appears below constitutes and appoints J Paul Todd, Martijn Tel and Laurence Herman, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

J Paul Todd	Chief Executive Officer and Director (Principal Executive Officer)

Martijn Tel	Chief Financial Officer (Principal Financial and Accounting Officer)

Roger C. Freeman	Director

Thomas P. Salice	Director

Mark Gerson	Director

John Goldsmith	Director

Thomas D. Lehrman	Director

Signature	Title	Date

Edward Nicoll	Director

Gemma Postlethwaite	Director

Ahmad A. Sheikh	Director